As filed with the Securities and Exchange Commission on November 28 , 2008
Registration Statement No. 333-153386

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No.  3  to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
_______________________________

THE MIDDLEBY CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	3580	36-3352497
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

1400 Toastmaster Drive
Elgin, Illinois 60120
(847) 741-3300
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)
_______________________________

Timothy J. FitzGerald
Vice President and Chief Financial Officer
1400 Toastmaster Drive
Elgin, Illinois 60120
(847)741-3300
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
_______________________________

Copies to:
Shilpi Gupta, Esq.	Reinaldo Pascual, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Paul, Hastings, Janofsky & Walker LLP
333 West Wacker Drive	600 Peachtree Street, N.E., Suite 2400
Chicago, Illinois 60606	Atlanta, Georgia 30308-2222
(312)407-0700	(404) 815-2400

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

_______________________

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. Middleby may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this document is a part, is declared effective. This proxy statement/prospectus is not an offer to sell these securities and neither TurboChef nor Middleby is soliciting an offer to buy these securities in any jurisdiction where the offer, solicitation or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED NOVEMBER 28 , 2008

TURBOCHEF TECHNOLOGIES, INC.
SIX CONCOURSE PARKWAY
SUITE 1900
ATLANTA, GA 30328

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

The board of directors of TurboChef Technologies, Inc. (“TurboChef”) has unanimously approved an agreement and plan of merger, dated August 12, 2008 as amended by amendment dated November 21, 2008, which we refer to as the merger agreement, pursuant to which TurboChef will merge with and into a wholly-owned subsidiary of The Middleby Corporation (“Middleby”), with the subsidiary continuing as the surviving entity.  If the merger is completed, TurboChef stockholders will receive 0.0486 of a share of Middleby common stock and $3.67 in cash for each share of TurboChef common stock. The exchange ratio for shares of Middleby common stock to be received by TurboChef stockholders is fixed and will not be adjusted to reflect stock price changes prior to the closing.

The shares of Middleby common stock are listed on the NASDAQ Global Select Market under the symbol "MIDD."  Based on the closing sale price for Middleby common stock on August 11, 2008, the last trading day before public announcement of the merger, the 0.0486 of a share of Middleby common stock and $3.67 in cash represented approximately $6.47 in value for each share of TurboChef common stock.  The value of the merger consideration to be received in exchange for each share of TurboChef common stock will fluctuate with the market price of Middleby common stock. Based on the closing sale price for Middleby common stock on November 25,  2008, the latest practicable trading date before the printing of this proxy statement/prospectus, the 0.0486 of a share of Middleby common stock and $3.67 in cash represented approximately $ 5.06  in value for each share of TurboChef common stock.   Based on the number of shares of TurboChef common stock outstanding as of November 25,  2008, the aggregate number of shares of Middleby common stock to be issued by Middleby in the merger is estimated to be 1,539,668  shares.

Your vote is very important, regardless of the number of shares you own.  The merger cannot be completed unless holders of a majority of the outstanding shares of TurboChef common stock as of the record date vote in favor of the proposal to adopt the merger agreement.  TurboChef is holding a special meeting of its stockholders to vote on the proposal to adopt the merger agreement.  Information about the TurboChef special meeting and the proposed merger is contained in this proxy statement/prospectus.  Middleby has also entered into a voting and support agreement with directors and officers of TurboChef who own, collectively, approximately 20% of TurboChef’s outstanding shares.  We urge you to read this proxy statement/prospectus carefully.  For a discussion of risk factors you should consider in evaluating the merger on which you are being asked to vote, see “Risk Factors” beginning on page 29 of this proxy statement/prospectus.

Whether or not you plan to attend the TurboChef special meeting, please submit your proxy by following the instructions on your proxy card or the information forwarded by your bank, broker, custodian or other record holder as soon as possible to make sure that your shares are represented at the TurboChef special meeting.

The board of directors of TurboChef unanimously recommends that TurboChef stockholders vote FOR the proposal to adopt the merger agreement and FOR the proposal to approve any motion to adjourn or postpone the TurboChef special meeting to a later date or dates if necessary to solicit additional proxies.

Richard E. Perlman Chairman of the Board	James K. Price President and Chief Executive Officer
Atlanta, Georgia November 28, 2008

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the other transactions described in this proxy statement/prospectus nor have they approved or disapproved of the issuance of the Middleby common stock in connection with the merger, or determined if this proxy statement/prospectus is accurate or complete.  Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated November 28,  2008, and is first being mailed to TurboChef stockholders on or about November 28,  2008.

TURBOCHEF TECHNOLOGIES, INC.
SIX CONCOURSE PARKWAY
SUITE 1900
ATLANTA, GA 30328

To the Stockholders of TurboChef Technologies, Inc.:

You are cordially invited to attend a special meeting of stockholders of TurboChef Technologies, Inc. ("TurboChef") to be held at the offices of Paul, Hastings, Janofsky & Walker LLP, 600 Peachtree Street, N.E., Suite 2400, Atlanta, Georgia  30308, on Wednesday, December 31, 2008 at 9:30 a.m. , local time, for the following purposes:

1.           To adopt the Agreement and Plan of Merger, dated as of August 12, 2008, by and among The Middleby Corporation ("Middleby"), Chef Acquisition Corp. and TurboChef, as amended November 21, 2008, and as may be further amended from time to time, a copy of which has been included as Annex A to the accompanying proxy statement/prospectus.

2.           To approve any motion to adjourn or postpone the TurboChef special meeting to a later date or dates, if necessary, to solicit additional proxies if there are insufficient votes at the time of the TurboChef special meeting to approve the proposal to adopt the merger agreement.

The accompanying proxy statement/prospectus further describes the matters to be considered at the TurboChef special meeting.

The TurboChef board of directors has set November 24 , 2008 as the record date for the TurboChef special meeting.  Only holders of record of shares of TurboChef common stock at the close of business on the record date will be entitled to notice of and to vote at the TurboChef special meeting and any adjournments or postponements thereof.  To ensure your representation at the TurboChef special meeting, please complete and return the enclosed proxy card.  Please vote promptly whether or not you expect to attend the TurboChef special meeting.  Submitting a proxy now will not prevent you from being able to vote at the TurboChef special meeting by attending in person and casting a vote.  If your shares are held in a stock brokerage account or by a bank or other broker nominee, then you are not the record holder of your shares, and while you are welcome to attend the special meeting, you would not be permitted to vote unless you obtained a signed proxy from your broker nominee (who is the holder of record).  However, your broker nominee has enclosed a voting instruction card for you to use to indicate your voting preference, which may provide that you can deliver your instructions by telephone or over the Internet.  Please complete the voting instruction card and return it to your broker nominee as soon as possible.

The board of directors of TurboChef unanimously recommends that you vote FOR the proposal to adopt the merger agreement and FOR the proposal to approve any motion to adjourn the special meeting to a later date if necessary to solicit additional proxies.

By Order of the Board of Directors,

Richard E. Perlman Chairman of the Board	James K. Price President and Chief Executive Officer

Atlanta, Georgia November 28, 2008

IT IS IMPORTANT THAT YOU VOTE YOUR SHARES PROMPTLY.  YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD.  YOU MAY REVOTE YOUR PROXY AT ANY TIME BEFORE THE VOTE IS TAKEN AT THE MEETING.

TABLE OF CONTENTS

i

Listing of Middleby Common Stock Issued in the Merger	67
Delisting and Deregistration of TurboChef Common Stock	67
Restrictions on Sale of Shares of Middleby Common Stock Received in the Merger	67

THE MERGER AGREEMENT	68
The Merger	68
Closing and Effective Time of the Merger	68
Merger Consideration	68
Treatment of TurboChef Stock Options and Restricted Stock Units	69
Fractional Shares	69
Adjustments to Preserve Intended Tax Treatment	70
Exchange Procedures	70
Distributions, Interest Payments or Other Payments with Respect to Unexchanged Shares	71
Lost, Stolen and Destroyed Certificates	71
Directors and Officers of the Surviving Corporation	71
Representations and Warranties of TurboChef and Middleby	71
Conduct of Business of TurboChef Pending Completion of the Merger	73
Efforts and Assistance	74
Director and Officer Indemnification and Insurance	75
Employee Benefits	75
Access to Information; Confidentiality	76
No Solicitation by TurboChef	76
Obligation of TurboChef Board of Directors with Respect to its Recommendation and Holding of a Stockholder Meeting	78
Conditions to Obligations to Complete the Merger	79
Definition of Material Adverse Effect	80
Termination of the Merger Agreement	81
Effect of Termination	82
Fees and Expenses	83
Amendment	83
Governing Law	84

THE VOTING AND SUPPORT AGREEMENT	84
Agreement to Vote and Irrevocable Proxy	84
Transfer Restrictions	84
Termination	85

DESCRIPTION OF MIDDLEBY’S CAPITAL STOCK	86
Authorized Capital Stock	86
Middleby’s Common Stock	86
Middleby’s Preferred Stock	86
Anti-Takeover Effects of Provisions of the Delaware General Corporation Law, Middleby’s Restated Certificate of Incorporation and Middleby’s Second Amended and Restated Bylaws	86
Transfer Agent and Registrar	88
Listing	88

COMPARATIVE RIGHTS OF MIDDLEBY STOCKHOLDERS AND TURBOCHEF STOCKHOLDERS	89

FUTURE TURBOCHEF STOCKHOLDER PROPOSALS AND NOMINATIONS	93

LEGAL MATTERS	93

EXPERTS	93

WHERE YOU CAN FIND MORE INFORMATION	93

ANNEX

Annex A	Agreement and Plan of Merger, including Amendment thereto, dated November 21, 2008

Annex B	Voting and Support Agreement

Annex C	Opinion of Goldman, Sachs & Co.

Annex D	Section 262 of the Delaware General Corporation Law

ii

ADDITIONAL INFORMATION

          This proxy statement/prospectus incorporates important business and financial information about Middleby and TurboChef from documents that each company has filed with the Securities and Exchange Commission, which we refer to as the SEC, but that have not been included in or delivered with this proxy statement/prospectus. For a listing of documents incorporated by reference into this proxy statement/prospectus, please see the section entitled “Where You Can Find More Information” beginning on page 93 of this proxy statement/prospectus.

          You can also obtain copies of this information (excluding all exhibits unless the applicable company has specifically incorporated by reference an exhibit in this proxy statement/prospectus), without charge, upon written or oral request to the appropriate company at the following addresses and telephone numbers:

The Middleby Corporation	TurboChef Technologies, Inc.
1400 Toastmaster Drive	Six Concourse Parkway, Suite 1900
Elgin, Illinois 60120	Atlanta, Georgia 30328
Attn: Investor Relations	Attn: Investor Relations
(847) 741-3300	(678) 987-1700

          In order to receive timely delivery of the documents, you must make your requests no later than December 15 , 2008.

iii

SUMMARY

          The following is a summary that highlights information contained in this proxy statement/prospectus. This summary may not contain all of the information that may be important to you. For a more complete description of the merger agreement and the merger contemplated by the merger agreement, we encourage you to read carefully this entire proxy statement/prospectus, including the attached annexes. In addition, we encourage you to read the information incorporated by reference into this proxy statement/prospectus, which includes important business and financial information about Middleby and TurboChef that has been filed with the SEC. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 93 of this proxy statement/prospectus.

Information about the Companies

(see page 36)

The Middleby Corporation and Chef Acquisition Corp.
1400 Toastmaster Drive
Elgin, Illinois 60120
(847)741-3300

          The Middleby Corporation is a global leader in the foodservice equipment industry. Middleby develops, manufactures, markets and services a broad line of equipment used for commercial food cooking, preparation and processing. Founded in 1888 as a manufacturer of baking ovens, Middleby has established itself as a leading provider of commercial restaurant equipment and food processing equipment. Middleby’s competitive advantage comes as a result of its acquisition and development of industry leading brands and through the introduction of innovative products. Over the past three years Middleby has completed nine acquisitions in the commercial foodservice equipment and food processing equipment industries. These acquisitions have added thirteen brands to the Middleby portfolio and positioned Middleby as a leading supplier of equipment in both industries.

          Chef Acquisition Corp., a wholly-owned subsidiary of Middleby, is a Delaware corporation formed on August 8, 2008, for the purpose of effecting the merger. Upon completion of the merger, TurboChef will merge with and into Chef Acquisition Corp.

TurboChef Technologies, Inc.
Six Concourse Parkway
Suite 1900
Atlanta, Georgia 30328
(678)987-1700

          TurboChef Technologies, Inc. is a leading provider of equipment, technology and services focused on the high-speed preparation of food products. Its user-friendly speed cook ovens employ proprietary combinations of heating technologies, such as convection, air impingement, microwave energy and other advanced methods, to cook food products at speeds up to 12 times faster than, and to quality standards that it believes are comparable or superior to, that of conventional heating methods. TurboChef has been successfully developing and selling its products in the approximately $4.0 billion annual worldwide commercial primary cooking equipment market for over a decade. The speed, quality, compact size, ease of use and ventless operation of TurboChef ovens provide significant advantages to a wide range of foodservice operators, including full- and quick-service restaurants, hotels, stadiums, convenience stores and coffee shops. These customers increasingly value the ability to cook food in a quick and high quality manner with minimal employee training. In addition, TurboChef ovens enable certain other customers to significantly broaden their foodservice offerings. TurboChef offers four primary speed cook countertop models: the C3, Tornado® and i5 combination air and microwave batch ovens and the High h Batch (air only) model, and two high speed impingement air-only conveyor ovens, a floor model sized and a countertop version.

Summary Term Sheet

The Merger Agreement (see page 68)
The terms and conditions of the merger are contained in the merger agreement, which is attached as Annex A to this proxy statement/prospectus. Please carefully read the merger agreement as it is the legal document that governs the merger.

Merger Consideration (see page 68)	Upon completion of the merger:

•
Each outstanding share of TurboChef common stock will be cancelled and converted into the right to receive $3.67 in cash and 0.0486 of a share of Middleby common stock. Based on the closing sale price for Middleby common stock on November 25 , 2008, the latest practicable trading date before the printing of this proxy statement/prospectus, the 0.0486 of a share of Middleby common stock and $3.67 in cash represented approximately $ 5.06 in value for each share of TurboChef common stock.

•
Holders of outstanding options to purchase TurboChef common stock (other than options under TurboChef’s 1994 Stock Option Plan which will be assumed by Middleby) will be entitled to receive a cash payment; however, if at the effective time of the merger, the exercise price of an option is greater than the aggregate value of the cash payment otherwise payable, such option will be cancelled and the holder of such option will not receive any merger consideration in exchange for such option.

	•	Holders of restricted stock units and preferred unit exchange rights will be entitled to receive the merger consideration.

TurboChef stockholders and holders of options, restricted stock units and preferred unit exchange rights will receive an aggregate merger consideration of approximately $ 116,267,101 in cash and  1,539,668 shares of Middleby common stock. Based on the number of shares of Middleby common stock expected to be issued in the merger and the number of shares of Middleby common stock outstanding on the date of this proxy statement/prospectus, upon the closing of the merger it is expected that TurboChef’s former stockholders will own approximately 8.3 % of the then outstanding Middleby common stock.

Conditions to Completion of the Merger (see page 79)	A number of conditions must be satisfied (or, if permissible, waived) before the merger will be completed. These include, among others:

	•	the adoption of the merger agreement by the holders of a majority of the outstanding shares of TurboChef common stock;

•
the expiration, termination or receipt (as applicable) of any applicable waiting period or required approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, which we refer to as the HSR Act, and the antitrust or competition laws of applicable foreign jurisdictions (the Federal Trade Commission, which we refer to as the FTC, granted early termination of the applicable waiting periods under the HSR Act in connection with the merger on September 16, 2008);

•	the absence of any laws prohibiting the consummation of the merger;

•
the effectiveness of the Registration Statement, of which this proxy statement/prospectus is a part, and the Registration Statement not being subject to any stop order or proceedings seeking a stop order;

•	the approval for listing on the NASDAQ Global Select Market of the shares of Middleby common stock to be issued in the merger;

•	the performance in all material respects by each party of all obligations required to be performed by it at or prior to the effective time of the merger;

•	the receipt of certain specified third party consents;

•
the accuracy of the representations and warranties of each party contained in the merger agreement, except, with respect to those TurboChef’s representations and warranties relating to matters other than capitalization, authorization, stockholder approval, SEC reports, information supplied and the absence of a company “material adverse effect”, to the extent that breaches of such representations and warranties would not result in a material adverse effect on TurboChef;

•
the absence of any pending suit, action or proceeding (i) seeking to restrain or prohibit Middleby’s or Chef Acquisition Corp.’s ownership or operation of all or a material portion of their or TurboChef’s and its subsidiaries’ businesses, (ii) seeking to make materially more costly the consummation of the merger or seeking to obtain from TurboChef, Middleby or Chef Acquisition Corp. any material damages, (iii) seeking to impose limitations on the ability of Chef Acquisition Corp. or Middleby to own shares of TurboChef common stock; or (iv) which otherwise may reasonably be expected to have a material adverse effect on TurboChef; and

•	receipt of an opinion from legal counsel that the merger constitutes a “reorganization” for U.S. federal income tax purposes under Section 368(a) of the Internal Revenue Code.

To the extent permitted by applicable law, each of Middleby, Chef Acquisition Corp. and TurboChef may waive the conditions to the performance of its respective obligations under the merger agreement and complete the merger even though one or more of these conditions have not been met. Neither TurboChef nor Middleby can give any assurance that all of the conditions to the merger will be either satisfied or waived or that the merger will occur.

No Solicitation by TurboChef (see page 76)	The merger agreement contains detailed provisions that prohibit TurboChef and its subsidiaries and their representatives from, directly or indirectly:

•
initiating, soliciting or knowingly encouraging (including by way of furnishing non-public information), or knowingly inducing, or taking any action that is designed to or could reasonably be expected to lead to, an acquisition proposal;

•
entering into, continuing, or otherwise participating in any discussions or negotiations with, furnishing non-public information to or otherwise cooperating with any person that is seeking to make or has made an acquisition proposal;

•
failing to make, withdrawing or modifying in any manner adverse to Middleby, the TurboChef board of directors’ recommendation in favor of the merger, or recommending, approving, adopting, or publicly proposing to recommend, adopt or approve an acquisition proposal;

	•	granting any waiver or release under any standstill or similar agreement; or

	•	entering into any letter of intent, understanding or agreement contemplating or relating to, or that is intended to or could reasonably be expected to lead to, an acquisition proposal.

The merger agreement does not, however, prohibit the TurboChef board of directors from considering and recommending to TurboChef’s stockholders an unsolicited bona fide written acquisition proposal from a third party if specified conditions are met. Additionally, in response to an unsolicited bona fide written acquisition proposal from a third party that the TurboChef board of directors determines in good faith, after consultation with outside advisors, is or would reasonably be likely to lead to a superior proposal, TurboChef may, if specified conditions are met, furnish information and engage in discussions or negotiations with the third party making such acquisition proposal.

Termination of the Merger Agreement (see page 81)
Under circumstances specified in the merger agreement, the merger agreement may be terminated and the merger abandoned at any time prior to the effective time (whether before or after the adoption of the merger agreement by TurboChef’s stockholders) if:

	•	TurboChef and Middleby mutually agree; or

	•	by either party if:

• the merger does not occur on or prior to January 7, 2009;

•
there is any law that makes consummation of the merger illegal or otherwise prohibited, or there is any final and nonappealable ruling, judgment, injunction, order or decree of any governmental entity that enjoins TurboChef or Middleby from consummating the merger;

		•	the required approval of TurboChef stockholders is not obtained at the TurboChef special meeting or any adjournment or postponement thereof; or

•
the other party breaches any representation, warranty, covenant or agreement in a way that the related condition to closing would not be satisfied and such breach is not cured within 20 days after notice from the party wishing to terminate the merger agreement.

Under circumstances specified in the merger agreement, Middleby may terminate the merger agreement if:

•
the TurboChef board of directors changes its recommendation that the stockholders of TurboChef adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement (other than due to an intervening event with respect to Middleby) or fails to publicly affirm its recommendation of the merger within ten business days after a request from Middleby to do so; or

	•	TurboChef breaches in any material respect its non-solicitation covenant.

Under circumstances specified in the merger agreement, TurboChef may terminate the merger agreement if:

•
TurboChef has received, at any time prior to the adoption of the merger agreement by TurboChef’s stockholders, a superior proposal in accordance with the terms of the merger agreement and the TurboChef board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to cause the TurboChef board of directors to violate its fiduciary duties imposed by Delaware law, provided that it complies with the provisions of the merger agreement, including the no solicitation provision discussed above, and concurrently with such termination TurboChef has paid Middleby the termination fee described below; or

•
the TurboChef board of directors changes its recommendation that the stockholders of TurboChef adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement due to an intervening event with respect to Middleby.

Fees and Expenses (see page 83)
Under the terms of the merger agreement, TurboChef and Middleby generally will be responsible for their respective fees and expenses in connection with the transaction. TurboChef must pay to Middleby, however, a termination fee of $7.0 million if:

•
Middleby terminates the merger agreement because the TurboChef board of directors changes its recommendation that the stockholders of TurboChef adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement other than in relation to an intervening event with respect to Middleby, or fails to publicly affirm its recommendation of the merger within ten business days after a request from Middleby to do so;

•	Middleby terminates the merger agreement because TurboChef breaches in any material respect its non-solicitation covenant;

•
TurboChef terminates the merger agreement because, prior to the adoption of the merger agreement by the holders of a majority of the outstanding shares of TurboChef’s common stock, it received a superior proposal, the TurboChef board of directors determines in good faith after consultation with outside legal counsel that the failure to take such action would be reasonably likely to cause the TurboChef board of directors to violate its fiduciary duties imposed by Delaware law and it has otherwise complied with the no solicitation provision discussed below under “The Merger Agreement—No Solicitation by TurboChef”;

•
TurboChef or Middleby terminates the merger agreement because the merger is not consummated by January 7, 2009, prior to such termination an acquisition proposal has been received by TurboChef or publicly announced, and within 6 months following the termination of the merger agreement either an acquisition proposal is consummated with a party or TurboChef enters into a definitive agreement with a party regarding an acquisition proposal;

•
TurboChef or Middleby terminates the merger agreement because the required approval of TurboChef stockholders is not obtained at the TurboChef special meeting or any adjournment or postponement thereof, prior to such termination an acquisition proposal has been received by TurboChef or publicly announced, and within 6 months following the termination of the merger agreement either an acquisition proposal is consummated with a party or TurboChef enters into a definitive agreement with a party regarding an acquisition proposal; or

Middleby terminates the merger agreement because TurboChef breaches any representation, warranty, covenant or agreement in a way that the related condition to closing would not be satisfied and fails to cure its breach within 20 days after notice from Middleby, and prior to such termination an acquisition proposal has been received by TurboChef or publicly announced, and within 6 months following the termination of the merger agreement either an acquisition proposal is consummated with a party or TurboChef enters into a definitive agreement with a party regarding an acquisition proposal.

The Voting and Support Agreements (see page 84)
At the close of business on the record date, directors and executive officers of TurboChef were entitled to vote approximately 6,171,775 shares of TurboChef common stock, collectively representing approximately 20% of the shares of TurboChef common stock outstanding on that date (including shares held by affiliates of such individuals). These individuals have entered into a voting and support agreement with Middleby pursuant to which they have agreed, subject to the terms of the agreement, to vote the shares of TurboChef common stock they own as of the record date in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby and against any acquisition proposal or corporate action which would prevent or materially delay the consummation of the merger agreement.

Regulatory Matters (see page 64)
The merger is subject to antitrust laws. Under the HSR Act, and the rules promulgated under the HSR Act by the Federal Trade Commission, referred to as the FTC, the merger may not be completed until notifications have been given and information furnished to the FTC and to the Antitrust Division of the Department of Justice, referred to as the Antitrust Division, and the specified waiting period has been terminated or has expired. TurboChef and Middleby each filed notification and report forms under the HSR Act with the FTC and the Antitrust Division on August 26, 2008. The FTC granted early termination of the applicable waiting periods under the HSR Act in connection with the merger on September 16, 2008.

Appraisal Rights (see page 64)
Under the General Corporation Law of the State of Delaware, or the DGCL, holders of shares of TurboChef common stock have the right to receive an appraisal of the fair value of their shares of TurboChef common stock in connection with the merger. To exercise appraisal rights, a TurboChef stockholder:

	•	must not vote for the merger proposal;

	•	must deliver to TurboChef a written appraisal demand before the stockholder vote on the merger agreement is taken at the TurboChef special meeting;

	•	must not submit a letter of transmittal; and

	•	must strictly comply with all of the procedures required by the DGCL.

A copy of Section 262 of the DGCL, which addresses appraisal rights, is reprinted in its entirety as Annex D to this proxy statement/prospectus.

Any TurboChef stockholder who wishes to exercise appraisal rights or who wishes to preserve his or her right to do so should review Annex D carefully and should consult his or her legal advisor, since failure to timely comply with the procedures set forth therein will result in the loss of such rights.

A vote in favor of the adoption of the merger agreement by a TurboChef stockholder will result in a waiver of such holder’s right to appraisal.

Interests of Directors and Executive Officers of TurboChef in the Merger (see page 58)
You should be aware that some of TurboChef’s directors and executive officers have interests in the merger that are different from, or are in addition to, the interests of TurboChef stockholders generally. These interests relate to (i) employment agreements between certain executive officers and TurboChef which provide for, among other things, severance compensation due if their employment terminates within six months of a change of control of TurboChef; (ii) the acceleration of vesting of outstanding TurboChef restricted stock unit awards granted to executive officers and directors; (iii) the acceleration of rights to exercise previously vested stock options under Fixed Exercise Amendment Agreements with directors and certain executive officers; and (iv) indemnification and insurance for TurboChef’s directors and executive officers.

Opinion of TurboChef’s Financial Advisor (see page 52)
Goldman, Sachs & Co. delivered its opinion to TurboChef’s board of directors that, as of August 12, 2008 and based upon and subject to the factors and assumptions set forth therein, the merger consideration of $3.67 in cash and 0.0486 shares of Middleby common stock per share of TurboChef common stock to be received by the holders of TurboChef common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated August 12, 2008, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C. Goldman Sachs provided its opinion for the information and assistance of TurboChef’s board of directors in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of TurboChef’s common stock should vote with respect to the merger, or any other matter. Pursuant to an engagement letter between TurboChef and Goldman Sachs, TurboChef has agreed to pay Goldman Sachs a transaction fee of approximately $2,543,000, all of which is payable upon consummation of the merger.

Recommendation of the TurboChef Board of Directors (see page 46)
TurboChef’s board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement were advisable for, fair to and in the best interests of TurboChef and its stockholders, and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. The TurboChef board of directors unanimously recommends that TurboChef stockholders vote FOR the proposal to adopt the merger agreement.

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following questions and answers briefly address some commonly asked questions about the TurboChef special meeting and this proxy statement/prospectus.

Q:	What is the proposed transaction?

A:
The proposed transaction is a merger in which TurboChef would be acquired by Middleby through a merger of TurboChef with and into Chef Acquisition Corp., a wholly-owned direct subsidiary of Middleby, with Chef Acquisition Corp. surviving the merger. We sometimes refer to Chef Acquisition Corp., the entity surviving the merger, as the surviving corporation.

TurboChef, Middleby and Chef Acquisition Corp. have entered into an Agreement and Plan of Merger, dated as of August 12, 2008, which we refer to as the merger agreement. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus.

Q:	Why am I receiving these materials?

A:
We are delivering this document to you as both a proxy statement of TurboChef and a prospectus of Middleby. It is a proxy statement because it is being used by the TurboChef board of directors to solicit proxies from TurboChef stockholders in connection with the merger. This document is a prospectus being delivered to TurboChef stockholders because Middleby is offering shares of its common stock to be issued in exchange for shares of TurboChef common stock in the merger. The proxy statement/prospectus contains important information about the merger agreement, the merger and the special meeting, and you should read it carefully. Stockholders of Middleby are not required to approve the merger, any issuance of Middleby common stock in the merger or any other matter relating to the merger, and, accordingly, Middleby will not hold a meeting of its stockholders in connection with the merger.

Q:	What will TurboChef stockholders receive in the merger?

A:
Upon completion of the merger, each issued and outstanding share of common stock of TurboChef will be converted into the right to receive 0.0486 of a share of Middleby common stock and $3.67 in cash (subject to adjustment in certain circumstances to preserve the intended treatment of the merger as a “reorganization” for United States federal income tax purposes). The exchange ratio for shares of Middleby common stock to be received by TurboChef stockholders is fixed and will not be adjusted to reflect stock price changes prior to the closing. Accordingly, the value of the stock consideration will fluctuate with the market price of Middleby common stock. Middleby will not issue fractional shares of its common stock. Instead, holders of TurboChef common stock will receive cash in lieu of the fractional Middleby common share based on the per share closing price of Middleby common stock on the last trading day immediately prior to the closing of the merger. See “The Merger Agreement—Merger Consideration” beginning on page 68 of this proxy statement/prospectus.

Q:	Why did Middleby’s board of directors approve the merger agreement?

A:	The Middleby board of directors, in reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, considered the following factors, among others:

•
TurboChef’s financial condition, results of operations, business, competitive position, pending legal proceedings and business prospects, as well as current industry, economic, government, regulatory and market conditions and trends;

• The Middleby board of director’s assessment of the complementary strengths of each of the companies and the prospects of the combined company;

• TurboChef’s strategic attractiveness, including its reputation as a technology innovator, as well as the opportunities that a strategic acquisition would present to increase market penetration; and

•
The terms and conditions of the merger agreement, including the form and amount of the consideration and the representations, warranties, covenants, conditions to closing and termination rights contained in that agreement.

See “Middleby’s Reasons for the Merger” beginning on page 58 for more information.

Q:	Why did TurboChef’s board of directors approve the merger agreement?

A:
In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and to recommend that TurboChef stockholders vote in favor of adopting the merger agreement and approving the merger reflected therein, the TurboChef board of directors considered a number of potentially positive factors, including the following material factors, among others:

•
the business, competitive position, strategy and prospects of TurboChef, the risk that it will not successfully implement its strategy and achieve its prospects, the competitive position of current and likely competitors in the industry in which TurboChef competes, and current industry, economic, and market conditions;

•
the fact that the merger consideration for each share of TurboChef common stock represents approximately a 16% premium to the closing price of TurboChef common stock on August 11, 2008 and approximately a 30% premium to TurboChef’s 20-day trading average price;

•
the financial analyses reviewed with the TurboChef board of directors by representatives of Goldman Sachs, and its oral and written opinion that, as of August 12, 2008 and based upon and subject to the considerations described in its opinion, the merger consideration to be received by the holders of the TurboChef common stock in the merger was fair, from a financial point of view, to such stockholders;

•
the value of the consideration to be received by the TurboChef stockholders, the fact that the cash portion of the consideration was not subject to any financing contingency and Middleby had shown adequate resources from which to fund such cash payment, which provides certainty and immediate value to these stockholders;

•
the business, competitive position, strategy and prospects of Middleby, its success to date in integrating other acquired businesses and the perceived value of Middleby and TurboChef as a combined business; and

	•	the trends in TurboChef’s speedcook oven industry, including industry consolidation and competition.

The TurboChef board of directors also discussed a variety of risks and other potentially negative factors resulting from the merger, including the following, among others:

•
the fact that TurboChef will no longer exist as an independent public company and its stockholders will forgo any future increase in value that might result from possible growth as a standalone company;

•
the fact that under the terms of the merger agreement, TurboChef cannot solicit another acquisition proposal and must pay to Middleby a termination fee of $7.0 million if the merger agreement is terminated under certain circumstances, which, in addition to being costly, might have the effect of discouraging other parties from proposing an alternative transaction that might be more advantageous to stockholders than the merger; and

	•	the interests that certain directors and executive officers of TurboChef may have with respect to the merger, in addition to their interests as stockholders generally.

For more information on the TurboChef’s board of directors’ considerations, see “The Merger—Reasons for the Merger” beginning on page 46 of this proxy statement/prospectus.

Q:	When and where is the TurboChef special meeting of stockholders?

A:
The special meeting of TurboChef stockholders will be held at the offices of Paul, Hastings, Janofsky & Walker LLP, 600 Peachtree Street, N.E., Suite 2400, Atlanta, Georgia 30308, on Wednesday, December 31, 2008 at  9:30 a.m. , local time. All stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Registration and seating will begin at 9:00 a.m., local time.

Q:	What vote is required to approve the merger?

A:
We cannot complete the merger unless TurboChef stockholders vote to adopt the merger agreement and thereby approve the merger. The affirmative vote of the holders of a majority of the outstanding shares of TurboChef common stock entitled to vote is required to adopt the merger agreement.

Q:	How does the TurboChef board of directors recommend that I vote?

A:
The TurboChef board of directors unanimously recommends that TurboChef stockholders vote FOR the proposal to adopt the merger agreement. For a description of the reasons underlying the recommendation of the TurboChef board of directors with respect to the merger agreement and the merger, see “The Merger — Reasons for the Merger” beginning on page 46 of this proxy statement/prospectus.

Q:	Are there any stockholders already committed to vote in favor of the merger proposal?

A:
Yes. Pursuant to a voting and support agreement, all of the directors and certain officers of TurboChef, which collectively represent approximately 20% of TurboChef’s outstanding shares, have agreed to vote their shares in favor of the adoption of the merger agreement. For a more complete description of the voting and support agreement, see “The Voting and Support Agreement” beginning on page 84 of this proxy statement/prospectus. The form of the voting and support agreement is also attached as Annex B to this proxy statement/prospectus.

Q:	Are there any risks related to the merger or any risks relating to owning Middleby common stock that I should consider in deciding how to vote?

A:
Yes. There are a number of risks related to the merger and the other transactions contemplated by the merger agreement that are discussed in this proxy statement/prospectus and in other documents incorporated by reference or referred to in this proxy statement/prospectus. Please read with particular care the detailed description of the risks described in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page  29 and in the Middleby and TurboChef SEC filings referred to in “Where You Can Find More Information” beginning on page 93.

Q:	When do the parties currently expect to complete the merger?

A:
We currently expect the transaction to close in the fourth quarter of 2008. However, we cannot assure you when or if the merger will occur. We must first obtain the necessary approval of TurboChef stockholders and the other closing conditions under the merger agreement must be satisfied or waived. It is possible that factors outside of the parties’ control could require the parties to complete the merger at a later time or not to complete it at all.

Q:	What do I need to do now?

A:
After carefully reading and considering the information contained in this proxy statement/prospectus, please vote your shares as soon as possible so that your shares will be represented at the TurboChef special meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker, bank or other nominee.

Q:	How do I vote?

A:
To vote before the TurboChef special meeting, complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope. If you hold your shares through a broker, bank or other nominee, you may be able to vote by internet or telephone. If internet and telephone voting is available with respect to your shares, you will receive instructions explaining those voting options from your broker. You may also cast your vote in person at the TurboChef special meeting.

Q:	If my shares are held in “street name” by a broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me?

A:
Your broker, bank or other nominee does not have authority to vote on the merger transaction without specific instructions from you as to how to vote. Your broker, bank or other nominee will vote your shares held by it in “street name” with respect to the merger transaction ONLY if you provide instructions to it on how to vote. You should follow the directions your broker or other nominee provides. Your broker, bank or other nominee does not have authority to vote on a proposal to adjourn the special meeting to a later time if necessary in order to solicit additional proxies. Without specific instructions from you as to how to vote, your broker, bank or other nominee may not exercise its discretion as to how to vote your shares with respect to any adjournment proposal.

Q:	Should I send in my TurboChef stock certificates now?

A:
No. Please do not send your TurboChef stock certificates with your proxy card. You will receive written instructions from the exchange agent after the merger is completed on how to exchange TurboChef stock certificates for the merger consideration.

Q:	May I change my vote after I have delivered my proxy or voting instruction card?

A:	Yes. You may change your vote at any time before your proxy is voted at the TurboChef special meeting. If you are a record holder, you may do this in one of three ways:

(1) deliver a written instrument revoking the proxy to our Secretary,
(2) deliver another proxy with a later date to our Secretary, or
(3) vote in person.

Attendance at the annual meeting will not constitute a revocation of a proxy absent compliance with one of the foregoing three methods of revocation. If your shares are held in an account at a broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote, as none of the above three choices is available with respect to those shares.

Q:	How important is my vote?

A:
Every vote is important. If you fail to respond to the vote or fail to instruct your broker or other nominee how to vote on the merger proposal, it will have the same effect as a vote against adoption of the merger agreement. If you respond with an “abstain” vote on the merger proposal, your proxy will have the same effect as a vote against adoption of the merger agreement and the merger. If you respond but do not indicate how you want to vote on the merger transaction, your proxy will be counted as a vote in favor of the merger proposal.

Q:	What are the material United States federal income tax consequences of the merger?

A:
Subject to the discussion under “Material United States Federal Income Tax Consequences of the Merger,” in connection with the filing of the registration statement of which this proxy statement/prospectus forms a part, Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Middleby, has delivered an opinion to Middleby, and Paul, Hastings, Janofsky & Walker LLP, counsel to TurboChef, has delivered an opinion to TurboChef, to the effect that for United States federal income tax purposes (i) the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the Internal Revenue Code or the Code) and (ii) Middleby, Chef Acquisition Corp. and TurboChef will each be a “party to the reorganization” within the meaning of Section 368(b) of the Internal Revenue Code. Accordingly, for United States federal income tax purposes, United States holders of TurboChef common stock will recognize gain (but will not recognize any loss), and the gain recognized will be equal to the lesser of (i) any cash received (other than cash received in lieu of a fractional share of Middleby common stock) and (ii) the excess of (x) the sum of the cash received (other than cash received in lieu of a fractional share of Middleby common stock) and the fair market value of the Middleby common stock received over (y) the TurboChef common stockholder’s tax basis in the shares of TurboChef common stock exchanged. In addition, the TurboChef common stockholder will recognize gain or loss attributable to cash received in lieu of a fractional share of Middleby common stock. It is also a condition to each of Middleby’s and TurboChef’s obligation to complete the merger that they receive the aforementioned opinions from their respective counsel (or from the other party’s counsel). Please refer to the section entitled “The Merger—Material United States Federal Income Tax Consequences of the Merger” beginning on page 61 of this proxy statement/prospectus.

Q:	Do I have appraisal rights?

A:
Yes. As a holder of TurboChef common stock, you are entitled to appraisal rights under the Delaware General Corporation Law in connection with the merger if you meet certain conditions and follow certain required procedures. See “The Merger—Appraisal Rights” beginning on page 64 of this proxy statement/prospectus.

Q:	What happens if I sell my shares before the TurboChef special meeting?

A:
The record date of the TurboChef special meeting is earlier than the date of the TurboChef special meeting and the date the merger, if approved, is expected to be completed. If you sell some or all of your shares of TurboChef common stock after the record date but before the TurboChef special meeting, you will retain your right to vote at the TurboChef special meeting, but you will have transferred the right to receive the merger consideration. In order to receive the merger consideration, you must hold your shares until the closing of the merger.

Q:	What if I hold TurboChef stock options or restricted stock units that settle in shares of TurboChef common stock?

A:
The merger agreement provides that immediately prior to the Closing all unvested restricted stock units that settle in shares of TurboChef common stock will become vested as to the number of shares of TurboChef Common Stock that are subject to such units as of the Closing. By virtue of the merger each such unit will be cancelled and converted into the right to receive the merger consideration in respect of such number of TurboChef Common Stock that are subject to each unit. At the closing of the merger, TurboChef shall terminate the TurboChef 2003 Stock Incentive Plan and each outstanding option to purchase shares of TurboChef common stock under TurboChef’s 2003 Stock Incentive Plan will be cancelled and converted into the right to receive for each share of TurboChef common stock subject to such option, a cash payment equal to the excess, if any, of (i) the $3.67 cash consideration plus (ii) the 0.0486 exchange ratio multiplied by the average of the volume weighted averages of the trading prices of Middleby’s common stock for each of the ten trading days ending on the third trading day prior to the Closing over (iii) the applicable exercise price. As a result of this formula, if, at the effective time of the merger, the exercise price of an option awarded under the TurboChef 2003 Stock Incentive Plan is greater than the aggregate value of the merger consideration, such option will be cancelled and the holder of such option will not receive any merger consideration in exchange for such option. Middleby will assume all outstanding options under TurboChef’s former 1994 Stock Option Plan and TurboChef’s outstanding warrants.

At the closing of the merger, each share of TurboChef common stock subject to outstanding restricted stock units or Enersyst Development Center L.L.C. preferred unit exchange rights will be converted into the right to receive the merger consideration. See “The Merger Agreement—Treatment of TurboChef Stock Options and Restricted Stock Units” beginning on page 69 of this proxy statement/prospectus.

Q:	What happens if the merger is not consummated?

A:
If the merger agreement is not adopted by TurboChef stockholders or if the merger is not completed for any other reason, TurboChef stockholders will not receive the merger consideration. Instead, TurboChef will remain an independent public company and the TurboChef common stock will continue to be listed on the NASDAQ Global Market. Under specified circumstances, TurboChef may be required to pay Middleby a termination fee in connection with the proposed merger, as described in “The Merger Agreement—Fees and Expenses” beginning on page 83 of this proxy statement/prospectus.

Q:	Who should I contact if I have any questions about the proxy materials or voting power?

A:
If you have any questions about the merger or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact our proxy solicitor, D.F. King & Co., Inc. at (212) 269-5550. If your shares are held in a stock brokerage account or by a bank or other nominee, you should call your broker or other nominee for additional information.

Selected Summary Historical Financial Data

Middleby and TurboChef are providing the following financial information to aid you in your analysis of the financial aspects of the merger. This information is only a summary and you should read it in conjunction with the historical consolidated financial statements of each of Middleby and TurboChef and the related notes contained in the annual reports and other information that each of Middleby and TurboChef has previously filed with the SEC and which is incorporated herein by reference. See “Where You Can Find More Information” beginning on page 93.

Selected Summary Historical Financial Data of Middleby

The following statement of earnings data for each of the 2007, 2006 and 2005 fiscal years and the balance sheet data as of the 2007 and 2006 fiscal year ends have been derived from Middleby’s audited financial statements, as restated, and related notes which are incorporated by reference in this proxy statement/prospectus. The information for 2004 and 2003 has been derived from audited financial statements not incorporated by reference herein. The statements of earnings data for the three and nine months ended September 29, 2007 and September 27, 2008 and the balance sheet data as of September 27, 2008 have been derived from Middleby’s unaudited financial statements and related notes which are incorporated by reference in this proxy statement/prospectus. In the opinion of Middleby’s management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all normal and recurring adjustments necessary for the fair presentation of Middleby’s financial position and results of operations for these periods. The summary financial data set forth below should be read in conjunction with Middleby’s financial statements, the related notes, “Risk Factors,” “Selected Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere or incorporated by reference in this proxy statement/prospectus. The historical results are not necessarily indicative of the results to be expected for any future period. In particular, because the results of operations and financial condition related to Middleby’s acquisitions are included in Middleby’s Statement of Earnings Data and Balance Sheet Data commencing on those respective acquisition dates, comparisons of Middleby’s results of operations and financial condition for periods prior to and subsequent to those acquisitions are not indicative of future results.

THE MIDDLEBY CORPORATION AND SUBSIDIARIES
(amounts in thousands, except per share data)
Fiscal Year Ended(1)(2)

	2007 (3)	2006 (4)	2005 (5)	2004	2003
Statement of Earnings Data:
Net sales	$500,472	$403,131	$316,668	$271,115	$242,200
Cost of sales	308,107	246,254	195,015	168,487	156,347
Gross profit	192,365	156,877	121,653	102,628	85,853
Selling and distribution expenses	50,769	40,371	33,772	30,496	29,609
General and administrative expenses	48,663	39,605	29,909	23,113	21,228
Stock repurchase transaction expenses	—	—	—	12,647	—
Lease reserve adjustments	—	—	—	(1,887)	—

Income from operations	92,933	76,901	57,972	38,259	35,016
Interest expense and deferred financing amortization, net	5,855	6,932	6,437	3,004	5,891
Debt extinguishment expenses	481	—	—	1,154	—
Loss (gain) on financing derivatives	314	—	—	(265)	(62)
Other (income) expense, net	(1,696)	161	137	522	366
Earnings before income taxes	87,979	69,808	51,398	33,844	28,821
Provision for income taxes	35,365	27,431	19,220	10,256	10,123
Net earnings	$52,614	$42,377	$32,178	$23,588	$18,698
Net earnings per share:
Basic	$3.35	$2.77	$2.14	$1.28	$1.03
Diluted	$3.11	$2.57	$1.99	$1.19	$1.00

Weighted average number of shares outstanding:
Basic	15,694	15,286	15,028	18,400	18,130
Diluted	16,938	16,518	16,186	19,862	18,784

Cash dividends declared per common share	$—	$—	$—	$0.20	$0.13

Balance Sheet Data:
Working capital	$61,573	$11,512	$7,590	$10,923	$3,490
Total assets	413,647	288,323	267,219	209,675	194,620
Total debt	96,197	82,802	121,595	123,723	56,500
Total liabilities	230,735	187,749	218,719	202,460	132,530
Retained earnings	166,896	115,917	73,540	41,362	21,470
Stockholders’ equity	182,912	100,573	48,500	7,215	62,090

(1) The company’s fiscal year ends on the Saturday nearest to December 31.

(2)
The prior years’ net earnings per share, the number of shares and cash dividends declared have been adjusted to reflect the company’s stock split that occurred on June 15, 2007. See Note 4 to The Notes to Consolidated Financial Statements on Middleby’s 2007 Form 10-K/A for further detail.

(3)
During the year ended December 29, 2007, Middleby acquired the assets of Jade Products Company (“Jade”), Carter-Hoffmann (“CH”), MP Equipment Company (“MP”), and Wells Bloomfield (“Wells”), in separate transactions, each accounted for as a purchase. The results of operations of Jade, CH, MP and Wells have been included in Middleby’s consolidated results of operations since the purchase dates of April 1, 2007, June 29, 2007, July 2, 2007 and August 3, 2007, respectively.

(4)
During the year ended December 30, 2006, Middleby completed the acquisition of Huono A/S in a transaction accounted for as a purchase. The results of operations of Huono have been included in Middleby’s consolidated results of operations since the August 31, 2006 purchase date.

(5)
During the year ended December 31, 2005, Middleby acquired Nu-Vu Foodservice Systems and Alkar Holdings Inc. The results of operations of Nu-Vu and Alkar have been included in Middleby’s consolidated results of operations since January 7, 2005 and December 7, 2005, respectively, the purchase dates.

THE MIDDLEBY CORPORATION AND SUBSIDIARIES

(In Thousands, Except Per Share Data)

( Unaudited )

	Three Months Ended		Nine Months Ended
	Sept. 27, 2008	Sept. 29, 2007	Sept. 27, 2008	Sept. 29, 2007
Statement of Earnings Data:
Net sales	$166,472	$135,996	$500,868	$354,939
Cost of sales	101,735	84,600	310,221	217,552
Gross profit	64,737	51,396	190,647	137,387

Selling expenses	16,822	13,507	49,743	36,575
General and administrative expenses	16,962	12,465	51,443	35,380
Income from operations	30,953	25,424	89,461	65,432

Net interest expense and deferred financing amortization	3,168	1,621	9,910	4,138
Other expense (income), net	850	(316)	1,798	(1,053)
Earnings before income taxes	26,935	24,119	77,753	62,347
Provision for income taxes	10,645	10,063	31,165	24,989
Net earnings	$16,290	$14,056	$46,588	$37,358

Net earnings per share:
Basic	$1.02	$0.89	$2.91	$2.39
Diluted	$0.96	$0.83	$2.72	$2.22

Weighted average number of shares
Basic	15,911	15,743	15,985	15,632
Dilutive stock options	1,106	1,191	1,158	1,225
Diluted	17,017	16,934	17,143	16,857

Cash dividends declared per common share	$—	$—	$—	$—

(1)
During the nine months of fiscal 2008, Middleby acquired the stock of New Star International Holdings, Inc. and subsidiaries (“Star”), the stock of Giga Grandi Cucine S.r.l (“Giga”) and the assets of FriFri aro SA (“FriFri”) in separate transactions, each accounted for as a purchase. The results of operations of Star, Giga and FriFri have been included in Middleby’s consolidated results of operations since the purchase dates of December 31, 2007, April 22, 2008 and April 23, 2008, respectively.

(2)
During the nine months of fiscal 2007, Middleby acquired the assets of Jade Products Company (“Jade”), Carter-Hoffmann (“CH”), MP Equipment (“MP”) and Wells Bloomfield (“Wells”) in separate transactions, each accounted for as a purchase. The results of operations of Jade, CH , MP and Wells have been included in Middleby’s consolidated results of operations since the purchase dates of April 1, 2007, June 29, 2007, July 2, 2007 and August 3, 2007, respectively.

THE MIDDLEBY CORPORATION AND SUBSIDIARIES

(In Thousands, Except Per Share Data)

	As of September 27, 2008	As of December 29, 2007
	(unaudited)
Balance Sheet Data:
Working capital	$84,417	$61,573
Total assets	648,035	413,647
Total debt	257,653	96,197
Total stockholders’ equity	217,767	182,912

Selected Summary Historical Financial Data of TurboChef

The following statements of operations data for each of the years ended December 31, 2007, 2006 and 2005 and the balance sheet data as of December 31, 2007 and 2006 have been derived from TurboChef’s audited financial statements and related notes which are incorporated by reference in this proxy statement/prospectus. The information for 2004 and 2003 has been derived from audited financial statements not incorporated by reference herein. The statements of operations data for the three and nine months ended September 30, 2008 and 2007 and the balance sheet data as of September 30, 2008 have been derived from TurboChef’s unaudited financial statements and related notes which are incorporated by reference in this proxy statement/prospectus. In the opinion of management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments necessary for the fair presentation of TurboChef’s financial position and results of operations for these periods. The summary financial data set forth below should be read in conjunction with TurboChef’s financial statements, the related notes, “Risk Factors,” “Use of Proceeds,” Capitalization,” “Selected Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere or incorporated by reference in this proxy statement/prospectus. The historical results are not necessarily indicative of the results to be expected for any future period.

	Years Ended December 31,
	2007	2006	2005	2004 (b)	2003
	(in thousands except share and per share data)
Statements of Operations Data:
Revenues	$108,106	$48,669	$52,249	$70,894	$3,690

Costs and expenses:
Cost of product sales	66,645	31,929	43,532	44,047	1,946
Research and development expenses	5,177	4,357	4,307	1,202	897
Purchased research and development (a)	—	7,665	6,285	—	—
Selling, general and administrative	53,427	28,986	34,398	19,191	7,747
Compensation and severance expenses related to termination of former directors and officers	—	—	—	—	7,585
Total costs and expenses	125,249	72,937	88,522	64,440	18,175

Operating (loss) income	(17,143)	(24,268)	(36,273)	6,454	(14,485)
Interest expense and other (c)	(729)	(436)	(332)	(8)	(1,105)
Interest income	638	1,300	1,536	169	17
Total other (expense) income	(91)	864	1,204	161	(1,088)

(Loss) income before taxes	(17,234)	(23,404)	(35,069)	6,615	(15,573)
Provision for income taxes	—	—	—	301	—
Net (loss) income	(17,234)	(23,404)	(35,069)	6,314	(15,573)

Preferred stock dividends	—	—	—	—	(195)
Beneficial conversion feature of preferred stock (d)	—	—	—	—	(12,605)
Net (loss) income applicable to common stockholders	$(17,234)	$(23,404)	$(35,069)	$6,314	$(28,373)
Net (loss) income per share applicable to common stockholders::
Basic	$(0.59)	$(0.81)	$(1.25)	$0.52	$(4.17)
Diluted	$(0.59)	$(0.81)	$(1.25)	$0.25	$(4.17)
Weighted average number of shares outstanding:
Basic	29,294,596	28,834,821	28,034,103	12,256,686	6,797,575
Diluted	29,294,596	28,834,821	28,034,103	25,626,215	6,797,575

(a)
During the year ended December 31, 2005, TurboChef purchased the patents and technology assets of Global Appliance Technologies, Inc. (Global). The agreement provided for payment of additional consideration contingent on filing a specific number of patent applications within 18 months of the closing date of the transaction. At the time of closing, approximately $6.3 million of the purchase price was allocated to purchased research and development. In 2006, the contingencies were resolved and an additional $7.7 million of the additional consideration payable was allocated to purchased research and development.

(b)
During the year ended December 31, 2004, TurboChef completed the acquisition of Enersyst Development Center, L.L.C. in a transaction accounted for as a purchase. The results of operations of Enersyst have been included in its consolidated results of operations since the May 21, 2004 purchase date.

(c)	Amount for 2003 represents $1.1 million of debt extinguishment costs incurred in 2003.

(d)
During 2003, TurboChef incurred a non-cash charge of $12.6 million to record a deemed dividend in recognition of the beneficial conversion feature intrinsic in the terms of its Series D Convertible Preferred Stock. The Series D Convertible Preferred Stock was considered redeemable until July 19, 2004 when shareholders approved an amendment to increase the number of authorized shares of TurboChef common stock to 100,000,000 and a sufficient number of shares of common stock were subsequently reserved to permit the conversion of all outstanding shares of the Series D Convertible Preferred Stock into shares of common stock. As of October 28, 2004, all shares of Series D Convertible Preferred Stock had been converted to shares of common stock.

	As of December 31,
	2007	2006	2005 (a)	2004	2003
Balance Sheet Data:
(in thousands)

Cash and cash equivalents	$10,149	$19,675	$40,098	$12,942	$8,890
Working capital (deficit)	11,358	25,677	43,745	17,399	(5,685)
Total assets	88,721	72,201	86,150	50,687	11,420
Total amounts outstanding under credit facility	9,000	—	—	—	—
Total liabilities, including mezzanine equity	56,214	26,496	21,378	17,088	18,155
Accumulated deficit	(142,026)	(124,792)	(101,388)	(66,319)	(72,633)
Total stockholders’ equity (deficit)	32,507	45,705	64,772	33,779	(6,735)

(a)
During the year ended December 31, 2005, TurboChef purchased the patents and technology assets of Global Appliance Technologies, Inc. (Global). The agreement provided for payment of additional consideration contingent on delivery of a specific number of patent applications within 18 months of the closing date of the transaction. At the time of closing, approximately $6.3 million of the purchase price was allocated to purchased research and development. In 2006, the contingencies were resolved and an additional $7.7 million of the additional consideration payable was allocated to purchased research and development.

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)
	(in thousands except share and per share data)

Statements of Operations Data:
Revenues	$20,311	$32,493	$65,979	$73,792

Costs and expenses:
Cost of product sales	12,338	19,579	39,536	45,043
Research and development expenses	858	1,101	3,657	3,967
Selling, general and administrative	11,816	13,665	38,222	38,154
Total costs and expenses	25,012	34,345	81,415	87,164

Operating loss	(4,701)	(1,852)	(15,436)	(13,372)

Interest expense and other	(318)	(72)	(782)	(388)
Interest income	36	160	133	561
Total other (expense) income	(282)	88	(649)	173

Net loss	$(4,983)	$(1,764)	$(16,085)	$(13,199)

Net loss per share applicable to common stockholders:
Basic and diluted	$(0.16)	$(0.06)	$(0.53)	$(0.45)
Weighted average number of shares outstanding:
Basic and diluted	30,471,742	29,274,530	30,269,081	29,248,970

	As of September 30, 2008	As of December 31, 2007
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$7,007	$10,149
Working capital	8,070	11,358
Total assets	64,220	88,721
Total amounts outstanding under credit facility	6,000	9,000
Total liabilities	35,987	56,214
Accumulated deficit	(158,111)	(142,026)
Total stockholders’ equity	28,233	32,507

Selected Unaudited Pro Forma Condensed Combined Financial Statements of Middleby

          The following selected unaudited pro forma condensed combined financial statements are designed to show how the merger of Middleby and TurboChef might have affected the historical financial data of Middleby, giving effect to the merger as if it had been consummated at an earlier date. The following selected unaudited pro forma condensed combined financial statements give effect to the merger as if it had been completed on September 27, 2008, with respect to the pro forma balance sheet, and as of December 31, 2006 (the first day of Middleby’s fiscal year 2007), with respect to the pro forma statement of earnings. The historical financial statements have been adjusted to give effect to pro forma events that are directly attributable to the merger, factually supportable, and expected to have a continuing impact of the combined results. Additionally, the following unaudited pro forma condensed combined financial statements also give effect to the December 31, 2007 Middleby acquisition of New Star International Holdings, LLC (“New Star”). The unaudited pro forma financial statements give effect to the New Star acquisition as if it had been completed on December 31, 2006 (first day of Middleby’s fiscal year 2007) with respect to the pro forma statement of earnings. Middleby’s statement of earnings for the nine month period ended September 27, 2008 and the balance sheet at September 27, 2008, include the results of New Star.

          The following unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of Middleby and TurboChef included in their respective Annual Reports on Form 10-K/A and Form 10-K for the fiscal years ended December 29, 2007 and December 31, 2007, respectively, and subsequent Quarterly Reports on Form 10-Q for the periods presented, each of which has been incorporated by reference. See “Where You Can Find More Information” on page 93. Certain amounts in TurboChef ‘s historical financial statements have been reclassified to conform to Middleby’s presentation of such items.

          The following selected unaudited pro forma condensed combined financial statements were prepared using the purchase method of accounting with Middleby treated as the acquiring entity and reflect adjustments, which are based upon preliminary estimates, to allocate the estimated purchase price to TurboChef’s assets acquired and liabilities assumed. The following unaudited pro forma condensed combined financial statements are based on TurboChef stockholders receiving 0.0486 of a share of Middleby common stock and $3.67 in cash for each share of TurboChef common stock in the merger. The purchase price allocation reflected herein is preliminary insofar as the final allocation will be based upon the actual purchase price, including transaction costs and the actual assets acquired and liabilities assumed of TurboChef as of the date of the completion of the merger. The excess of the purchase price over the estimated fair values of TurboChef ‘s assets acquired and liabilities assumed is recorded as other identifiable intangible assets and goodwill. Additionally, Middleby has yet to complete the detailed valuation studies necessary to finalize the purchase price allocation and identify any necessary conforming accounting policy changes for TurboChef. Accordingly, the final purchase price allocation, which will be determined subsequent to the closing of the merger, may differ materially from the preliminary allocation included in this section, although these amounts represent Middleby management’s best estimates as of the date of this document..

          Preparation of the unaudited pro forma condensed combined financial statements was based on estimates and assumptions deemed appropriate by Middleby’s management. The pro forma adjustments and certain other assumptions are described in the accompanying notes. The pro forma condensed combined financial statements are unaudited and are presented for illustrative purposes only. The unaudited pro forma condensed combined financial statements are not necessarily indicative of the financial condition or results of operations that actually would have been realized had the merger been competed on the dates indicated above. In addition, the following unaudited pro forma financial statements do not purport to project the future financial condition or results of operations of the combined company. Middleby management has not completed an evaluation of TurboChef’s accounting policies and practices to determine if they conform to Middleby’s accounting policies and practices. Any changes identified by management may impact the future combined results of operations of Middleby and TurboChef. The pro forma financial information does not include the effects of expected operating synergies and cost savings related to the acquisition. The pro forma financial information also does not include costs for integrating TurboChef and Middleby.

UNAUDITED PRO FORMA CONDENSED COMBINED
BALANCE SHEETS
(in thousands, except share data)

	Middleby Sept. 27, 2008	TurboChef Sept. 30, 2008	Pro Forma Adjustments for the Acquisition		Pro Forma for the Acquisition
ASSETS
Current assets:
Cash and cash equivalents	$7,027	$7,007	$(7,007)	(a)	$7,027
Accounts receivable, net	91,633	11,023	—		102,656
Inventories, net	94,360	16,513	2,898	(b)	113,771
Prepaid expenses and other	9,697	8,615	(1,964)	(c)	16,348
Prepaid taxes	7,627	—	—		7,627
Current deferred taxes	14,788	—	—		14,788
Total current assets	225,132	43,158	(6,073)		262,217

Property, plant and equipment, net	44,562	6,589	—		51,151
Goodwill	248,779	5,934	104,592	(d)	359,305
Other intangibles	125,726	8,445	63,905	(e)	198,076
Deferred tax asset	—	—	4,016	(f)	4,016
Other assets	3,836	94	1,180	(g)	5,110
Total assets	$648,035	$64,220	$167,620		$879,875

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Current maturities of long-term debt	$7,803	$6,000	$(6,000)	(h)	$7,803
Accounts payable	34,377	12,616	—		46,993
Accrued expenses	98,535	16,472	2,646	(i)	117,653
Total current liabilities	140,715	35,088	(3,354)		172,449

Long-term debt	249,850	—	133,260	(j)	383,110
Long-term deferred tax liability	20,856	—	(20,856)	(k)	—
Other non-current liabilities	18,847	899	2,500	(l)	22,246
Stockholders’ equity:
Middleby preferred stock, $.01 par value; 2,000,000 shares authorized; none issued	—	—	—		—
TurboChef preferred stock, $1 par value, 5,000,000 shares authorized; none issued	—	—	—		—
TurboChef preferred membership units exchangeable for shares of common stock	—	380	(380)	(m)	—
Middleby common stock, $.01 par value, 47,500,000 shares authorized; 21,068,556 shares issued in 2008	120	—			120
TurboChef common stock, $.01 par value, 100,000,000 shares authorized; 30,721,565 shares issued in 2008	—	307	(307)	(n)	—
Paid-in capital	106,739	185,657	(101,354)	(o)	191,042
Middleby treasury stock at cost; 4,074,713 shares in 2008	(102,000)	—	—		(102,000)
Retained earnings (accumulated deficit)	213,484	(158,111)	158,111	(p)	213,484
Accumulated other comprehensive income	(576)	—	—		(576)

Total stockholders’ equity	217,767	28,233	56,070		302,070

Total liabilities and stockholders’ equity	$648,035	$64,220	$167,620		$879,875

The accompanying Notes to Pro Forma Condensed Combined Financial Statements
are an integral part of these statements.

UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENTS OF EARNINGS
(in thousands, except per share data)

	Nine Months Ended
	Middleby Sept. 27, 2008	TurboChef Sept. 30, 2008	Pro Forma Adjustments for the Acquisition		Pro Forma for the Acquisition

Net sales	$500,868	$65,979	$(262)	(q)	$566,585
Cost of sales	310,221	43,732	(262)	(r)	353,691
Gross profit	190,647	22,247	—		212,894
Selling and distribution expenses	49,743	19,916	—		69,659
General and administrative expenses	51,443	17,767	3,475	(s)	72,685
Income (loss) from operations	89,461	(15,436)	(3,475)		70,550
Interest expense and deferred financing amortization, net	9,910	668	5,906	(t)	16,484
Other expense, net	1,798	(19)	—		1,779
Earnings (loss) before income taxes	77,753	(16,085)	(9,381)		52,287
Provision (benefit) for income taxes	31,165	—	(10,186)	(u)	20,979
Net earnings (loss)	$46,588	$(16,085)	$805		$31,308

Net earnings (loss) per share:
Basic	$2.91	$(0.53)			$1.78
Diluted	$2.72	$(0.53)			$1.67

Weighted average number of shares
Basic	15,985	30,269			17,525
Diluted	17,143	30,269			18,683

The accompanying Notes to Pro Forma Condensed Combined Financial Statements
are an integral part of these statements.

UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENTS OF EARNINGS
(in thousands, except per share data)

	Twelve Months Ended					Twelve Months Ended
	Middleby Dec. 29, 2007	New Star Nov. 30, 2007	(1)	Pro Forma Adjustments		Pro Forma for the Acquisition	TurboChef Dec. 31, 2007	Pro Forma Adjustments		Pro Forma for the Acquisition

Net sales	$500,472	$92,041		$—		$592,513	$108,106	$(350)	(q)	$700,269
Cost of sales	308,107	59,719		—		367,826	71,590	(350)	(r)	439,066
Gross profit	192,365	32,322		—		224,687	36,516	—		261,203
Selling and distribution expenses	50,769	9,512		—		60,281	17,267	—		77,548
General and administrative expenses	48,663	10,457		2,447	(v)	61,567	36,392	4,517	(s)	102,476
Income (loss) from operations	92,933	12,353		(2,447)		102,839	(17,143)	(4,517)		81,179
Interest expense and deferred financing amortization, net	6,336	2,768		9,557	(w)	18,661	97	8,189	(t)	26,947
Other (income) expense, net	(1,382)	197		(236)	(x)	(1,421)	(6)	—		(1,427)
Earnings (loss) before income taxes	87,979	9,388		(11,768)		85,599	(17,234)	(12,706)		55,659
Provision (benefit) for income taxes	35,365	3,430		(4,707)	(y)	34,088	—	(11,976)	(u)	22,112
Net earnings (loss)	$52,614	$5,958		$(7,061)		51,511	(17,234)	$(730)		$33,547

Net earnings (loss) per share:
Basic	$3.35						$(0.59)			$1.95
Diluted	$3.11						$(0.59)			$1.82

Weighted average number of shares
Basic	15,694						29,295			17,219
Diluted	16,938						29,295			18,463

The accompanying Notes to Pro Forma Condensed Combined Financial Statements
are an integral part of these statements.

(1) Statement of earnings information for New Star represents the twelve month period ended November 30, 2007.

NOTES TO PRO FORMA
COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

(1)	PURCHASE PRICE

          Middleby and TurboChef entered into the merger agreement on August 12, 2008. The merger is expected to close during the fourth quarter of 2008 subject to the approval of the merger agreement by TurboChef stockholders and obtaining all necessary regulatory approvals, together with the satisfaction of other closing conditions.

          The stock price used to determine the preliminary estimated purchase price is based on the average of the closing prices of Middleby common stock for the trading days from August 8, 2008 through August 14, 2008. The preliminary estimated purchase price also includes estimated other transaction costs. The estimated fair values of assets acquired and liabilities assumed are based on preliminary valuation. The final valuation and related allocation of the purchase price at the closing of the merger may be materially different from the allocation based on this preliminary valuation.

Preliminary calculation of the allocation of the purchase price to the estimated fair value of net assets acquired and liabilities assumed.

	Preliminary estimated purchase price:
	Cash (31,680,409 shares at $3.67 per TurboChef share)		$116,267
	Middleby common stock (31,680,409 shares at 0.0486 Middleby shares at $54.754 per Middleby share)		84,303
	Estimated transaction cost incurred by Middleby		18,000
	Cash acquired		(7,007)
	Debt assumed		6,000
	Total purchase price		$217,563

	Preliminary estimated net assets acquired and liabilities assumed:

		Estimated Fair Value
	Current assets	$37,085
	Property, plant and equipment	6,589
	Deferred tax assets	24,872
	Other assets	1,274
	Current liabilities	(31,734)
	Other non-current liabilities	(3,399)

	Total net assets acquired and liabilities assumed	$34,687

	Preliminary estimated intangible assets acquired:

		Estimated Fair Value	Estimated Amortizable Life

	Trade name	$40,000	Indefinite
	Customer relationships	25,000	6 years
	Developed technology	7,000	5 years
	Backlog	350	3 months

	Total intangible assets acquired	$72,350

	Goodwill	$110,526

	Total purchase price	$217,563

(2)	PRO FORMA ADJUSTMENTS

	Balance Sheet

(a)	Reflects the elimination of TurboChef’s cash on hand used to reduce the amount of debt necessary to fund the merger.

(b)
Reflects the estimated valuation of TurboChef inventory to fair value which is expected to turn out of inventory and impact cost of goods sold in the first 90 days following the completion of the merger.

(c)	Reflects the elimination of TurboChef prepaid expense related to a contractual agreement that is not expected to be utilized after the merger is complete.

(d)	Represents the addition of $110,526 in goodwill arising from Middleby’s acquisition of TurboChef, net of the elimination of TurboChef existing goodwill of $5,934.

(e)
Represents the estimated addition of $72,350 in other intangibles based on preliminary valuation arising from Middleby’s acquisition of TurboChef, net of the elimination of TurboChef existing unamortized other intangibles of $8,445. The other intangibles addition arising from the acquisition of TurboChef include $40,000 related to the trade name, $25,000 to customer relationships, $7,000 to developed technology and $350 to backlog. Customer relationships, developed technology and backlog will be amortized using straight line method over a period of 6 years, 5 years and 3 months, respectively.

(f)
Represents the reversal of a valuation allowance of $52,866 associated with deferred tax assets that had been determined to be unrealizable by TurboChef, but more likely than not will be realizable by Middleby as a result of the merger, net of the reclass of $48,850 related to the combined company’s deferred tax position following the completion of the merger.

(g)
Represents the deferral of $1,250 in estimated costs incurred in connection with the TurboChef acquisition financing, net of the elimination of $70 in unamortized deferred financing costs related to TurboChef’s debt financing agreement. The $1,250 of deferred financing costs relate to Middleby’s additional debt financing in conjunction with the acquisition of TurboChef which will be amortized over the remaining 4 1/2 years of the amended financing agreement.

(h)	Reflects the elimination of TurboChef current portion of debt financing of $6,000 which will be repaid at closing.

(i)	Represents the establishment of current liabilities related to a contractual obligation of $2,500 and idle lease facilities of $146 that are not expected to be utilized after the merger is complete.

(j)
Reflects $116,267 of estimated cash paid at closing, the addition of $18,000 in transaction costs, net of the elimination of TurboChef cash on hand of $7,007 and the repayment of TurboChef current maturities of long term debt of $6,000.

	Cash paid at closing	$116,267
	Estimated transaction costs	18,000
	Repayment of existing TurboChef debt	6,000
	TurboChef cash on hand	(7,007)

	Total additional Middleby debt	$133,260

(k)
Represents the reclassification of Middleby’s deferred tax position of $20,856. Based on estimated TurboChef net operating losses that will be recorded as deferred tax assets upon closing of the merger, on a pro forma consolidated basis, Middleby will have a net deferred tax asset position.

(l)	Represents the establishment of non-current liabilities related to a contractual obligation of $2,500 that is not expected to be utilized after the merger is complete.

(m)	Represents the elimination of TurboChef preferred membership units exchangeable for shares of common stock of $380.

(n)	Represents the elimination of TurboChef common stock of $307.

(o)
Represents the elimination of TurboChef’s historical paid in capital of $185,657 net of Middleby’s increased paid in capital of $84,303 in conjunction with the issuance of Middleby common shares to TurboChef shareholders. Based on terms of the merger agreement and preliminary estimates of the closing purchase price, Middleby will issue an additional 1,539,668 shares of Middleby common stock.

(p)	Represents the elimination of the accumulated deficit of TurboChef of $158,111.

Income Statement

(q)	Reflects the elimination of TurboChef’s royalty income derived from Middleby of $262 for the combined nine month period.

Reflects the elimination of TurboChef’s royalty income derived from Middleby of $350 for the combined twelve month period.

(r)	Reflects the elimination of Middleby’s royalty expense of $262 for the combined nine month period.

Reflects the elimination of Middleby’s royalty expense of $350 for the combined twelve month period.

(s)
Reflects the elimination of TurboChef’s intangible amortization of $1,050 and the addition in intangible amortization of $4,525 associated with Middleby’s purchase of TurboChef for the combined nine month period.

Reflects the elimination of TurboChef’s intangible amortization of $1,400 and the addition in intangible amortization of $5,917 associated with Middleby’s purchase of TurboChef for the combined twelve month period.

(t)
Represents the elimination of $266 of TurboChef interest expense, the elimination of $133 interest income, the addition of Middleby interest expense of $5,997 related to increased debt borrowings, the elimination of $166 of TurboChef amortization of deferred financing costs and the addition of $208 of amortization of deferred financing costs related to Middleby’s additional debt borrowings for the combined nine month period. Middleby estimated an interest rate of 6% on its borrowings related to the acquisition financing. A 1/8% change in the actual interest rate would result in a $125 change in the assumed interest rate expense for the combined nine month period.

Represents the elimination of $265 of TurboChef interest expense, the elimination of $638 interest income, the addition of Middleby interest expense of $7,680 related to increased debt borrowings at an estimated rate of 6%, the elimination of $141 of TurboChef amortization of deferred financing costs and the addition of $278 of amortization of deferred financing costs related to Middleby’s additional debt borrowings for the combined twelve month period. Middleby estimated an interest rate of 6% on its borrowings related to the acquisition financing. A 1/8% change in the actual interest rate would result in a $160 change in the assumed interest rate expense for the combined twelve month period.

(u)
Reflects the net reduction of $10,186 to the tax provision resulting from the tax impact of the pro forma changes to pre-tax income as described in notes (a) through (t) for the combined nine month period utilizing a combined estimated statutory rate of 40%.

Reflects the net reduction of $11,976 to the tax provision resulting from the tax impact of the pro forma changes to pre-tax income as described in notes (a) through (t) for the combined twelve month period utilizing a combined estimated statutory rate of 40%.

(v)
Reflects the elimination of New Star’s intangible amortization of $1,881 and the addition of intangible amortization of $4,328 associated with Middleby’s purchase of New Star for the combined twelve month period.

(w)
Represents the elimination of $2,768 of New Star’s interest expense, the addition of Middleby interest expense of $11,280 related to a new debt facility at an estimated rate of 6%, the write-off of $725 of Middleby unamortized deferred financing costs related to its existing debt agreement and the addition of $320 of amortization of deferred financing costs related to Middleby’s new debt financing agreement for the combined twelve month period.

(x)	Represents the elimination of New Star’s management fee of $236 for the combined twelve month period.

(y)
Reflects the net reduction of $4,707 to the tax provision resulting from the pro forma changes to taxable income as described in notes (v) through (x) for the combined twelve month period utilizing a combined statutory rate of 40%.

Comparative Historical and Pro Forma Per Share Data

          The following table sets forth certain historical, pro forma combined and pro forma combined equivalent per share data for Middleby common stock and TurboChef common stock. The unaudited pro forma combined and pro forma combined equivalent basic net earnings per share and diluted net earnings per share data reflect the merger as if it had occurred on December 31, 2006 (the first day of Middleby’s 2007 fiscal year). The pro forma combined and pro forma combined equivalent net book value per share data reflects the merger as if it had occurred on September 27, 2008.

          The pro forma data in the tables assumes that the merger is accounted for using the purchase method of accounting and represents a current estimate based on available information of the combined company’s results of operations for the periods presented. As of the date of this document, Middleby has not completed the detailed valuation studies necessary to arrive at the final estimates of the fair market value of the TurboChef assets to be acquired and liabilities to be assumed and the related allocations of purchase price. However, Middleby has made certain adjustments to the historical book values of the assets and liabilities of TurboChef as of September 30, 2008 to reflect certain preliminary estimates of the fair values necessary to prepare the unaudited pro forma combined and pro forma combined equivalent data. The fair value adjustments included in the unaudited pro forma combined data and pro forma combined equivalent data represent management’s estimate of these adjustments based upon currently available information. The preliminary purchase price allocation assigned value to certain identifiable intangible assets of TurboChef, including the trade name, customer relationships, and developed technology. Additionally, Middleby has yet to complete the detailed valuation studies necessary to finalize the purchase price allocation and identify any necessary conforming accounting policy changes for TurboChef. Accordingly, the final purchase price allocation, which will be determined subsequent to the closing of the merger, may differ materially from the preliminary allocation used to calculate the pro forma data included in this section, although these amounts represent Middleby management’s best estimates as of the date of this document.

          The pro forma combined data and pro forma combined equivalent data is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Middleby would have been had the merger occurred on the dates assumed, nor are they necessarily indicative of the future consolidated results of operations or consolidated financial position.

          The table below should be read in conjunction with the audited and unaudited consolidated financial statements of Middleby and TurboChef and the notes thereto referred to in the footnotes to the table.

	Nine Months Ended September 27, 2008	Year Ended December 29, 2007
Middleby historical data:
Basic net earnings per share	$2.91	$3.35
Diluted net earnings per share	$2.72	$3.11
Cash dividends per share	—	—
Net book value per share(1)	$12.81

TurboChef historical data(2)(3):
Basic net earnings (loss) per share	$(0.53)	$(0.59)
Diluted net earnings (loss) per share	$(0.53)	$(0.59)
Cash dividends per share	—	—
Net book value per share(1)	$0.93

Pro forma combined data(4):
Basic net earnings per share(5)	$1.78	$1.95
Diluted net earnings per share(5)	$1.67	$1.82
Cash dividends per share	—	—
Net book value per share(1)	$16.30

Pro forma combined equivalent data(6):
Basic net earnings per share	$0.09	$0.09
Diluted net earnings per share	$0.08	$0.09
Cash dividends per share	—	—
Net book value per share(1)	$0.79

(1)
The historical net book value per Middleby and TurboChef share is computed by dividing stockholders’ equity by the number of shares of Middleby and TurboChef common stock outstanding at September 27, 2008 and September 30, 2008, respectively. The pro forma combined net book value per share is computed by dividing the pro forma combined shareholders’ equity by the pro forma number of shares of Middleby common stock outstanding at September 27, 2008, assuming the merger had occurred as of that date.

(2)
The TurboChef historical basic net income, diluted net income and cash dividends per share for the nine months ended September 30, 2008 are contained in TurboChef’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, which is incorporated by reference into this proxy statement/prospectus.

(3)
The TurboChef historical basic net income per share, diluted net income per share and cash dividends per share are shown for the twelve months ended December 31, 2007 are contained in TurboChef’s Annual Report on Form 10-K for the year ended December 31, 2007, which is incorporated by reference into this proxy statement/prospectus.

(4)
The pro forma combined data for the nine months ended September 27, 2008 has been developed from (a) the unaudited condensed consolidated financial statements of Middleby contained in its Quarterly Report on Form 10-Q for the quarter ended September 27, 2008, which is incoporated by reference into this proxy statement/prospectus, and (b) the unaudited condensed consolidated financial statements of TurboChef contained in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, which is incorporated by reference into this proxy statement/prospectus. The pro forma combined amounts for the year ended December 31, 2007 were derived from (a) the audited consolidated financial statements of Middleby contained in its Annual Report on Form 10-K, as amended, for the fiscal year ended December 29, 2007, which is incorporated by reference into this proxy statement/prospectus, and (b) the audited consolidated financial statements of TurboChef’s Annual Report on Form 10-K for the year ended December 31, 2007, which is incorporated by reference into this proxy statement/prospectus.

(5)
Shares used to calculate pro forma combined basic net income per share were computed by adding 1,539,668 Middleby shares assumed to be issued in the merger in exchange for the outstanding TurboChef shares at January 1, 2008 to Middleby’s weighted-average shares outstanding for the respective periods.

(6)
The pro forma combined equivalent data is calculated by multiplying the pro forma combined data amounts by the exchange ratio of 0.0486 of a share of Middleby common stock for each share of TurboChef common stock.

Comparative Per Share Market Price Data

          Middleby common stock trades on the NASDAQ Global Select Market under the symbol “MIDD.” TurboChef common stock trades on the NASDAQ Global Market under the symbol “OVEN.” The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share of Middleby common stock and the high and low sales prices of TurboChef’s common stock, in each case as reported on the NASDAQ Global Select Market and NASDAQ Global Market, respectively, as adjusted for all stock splits or dividends.

Period	Middleby Common Stock		TurboChef Common Stock
	High	Low	High	Low
2006
First Quarter	$48.90	$40.50	$15.37	$10.24
Second Quarter	47.13	39.92	13.35	10.50
Third Quarter	44.15	36.80	13.90	7.84
Fourth Quarter	52.70	37.58	17.10	12.33

2007
First Quarter	$66.58	$50.95	$16.36	$13.96
Second Quarter	71.37	57.40	15.50	11.69
Third Quarter	74.99	58.69	15.28	11.96
Fourth Quarter	77.20	59.41	17.00	13.61

2008
First Quarter	$78.94	$52.00	$16.64	$5.85
Second Quarter	68.40	44.50	9.85	4.72
Third Quarter	65.99	38.93	6.45	3.80
Fourth Quarter (through November 25,2008 )	54.51	22.57	6.14	1.19

          The following table sets forth the closing prices for Middleby common stock and TurboChef common stock as reported on the NASDAQ Global Select Market and NASDAQ Global Market, respectively, on August 11, 2008, the last trading day before Middleby and TurboChef announced the merger, and          , 2008, the latest practicable trading date before the printing of this proxy statement/prospectus. The table also includes the market value of TurboChef common stock on an equivalent price per share basis, as determined by multiplying the applicable reported price of Middleby common stock by the exchange ratio of 0.0486 and adding the $3.67 in cash consideration that TurboChef stockholders would receive in exchange for each share of TurboChef common stock if the merger was completed on either of these dates.

	Middleby Common Stock	TurboChef Common Stock	Equivalent Value of TurboChef Common Stock
August 11, 2008	$57.60	$5.60	$6.47
November 25, 2008	$28.59	$2.60	$5.06

          The above table shows only historical comparisons. These comparisons may not provide meaningful information to TurboChef stockholders in determining whether to approve the principal terms of the merger agreement and the merger. TurboChef stockholders are urged to obtain current market quotations for Middleby common stock and TurboChef common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus, when considering whether to approve the principal terms of the merger agreement and the merger. See “Where You Can Find More Information” beginning on page  93 of this proxy statement/prospectus.

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus, including the matters addressed in “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote in favor of the merger proposal. In addition, you should read and consider the risks associated with each of the businesses of Middleby and TurboChef, which risks can be found in the documents incorporated by reference into this proxy statement/prospectus, because these risks will also affect the combined company.

Risk Factors Relating to the Merger

Although TurboChef and Middleby expect that the merger will result in benefits to the combined company, the combined company may not realize those benefits because of various factors.

TurboChef and Middleby believe that the merger will result in the diversification of revenue streams and the expansion of marketing opportunities and efficiencies for the combined company. Realizing the benefits anticipated from the merger will depend, in part, on several factors, including:

●	retaining and attracting key employees;

●	successfully implementing cross-promotional and other future marketing initiatives, products and services directed at Middleby’s customer base; and

●	improving the overall performance of the TurboChef business.

Middleby and TurboChef have operated and, until the completion of the merger, will continue to operate independently.  It is possible that the integration process could result in the loss of key employees, as well as the disruption of each company’s ongoing business.  Any or all of those occurrences could adversely affect Middleby’s ability to maintain relationships with customers and employees after the merger or to achieve the anticipated benefits of the merger.  Integration efforts between the two companies will also divert management attention and resources.  These integration matters could have an adverse effect on each of Middleby and TurboChef.

TurboChef and Middleby will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the merger and diversion of management attention could harm TurboChef, Middleby or the combined company, whether or not the merger is completed. In response to the announcement of the merger, existing or prospective customers, suppliers, distributors and retailers of TurboChef or Middleby may delay or defer their purchasing or other decisions concerning TurboChef or Middleby, or they may seek to change their existing business relationship. In addition, as a result of the merger, current and prospective employees could experience uncertainty about their future with TurboChef or Middleby or the combined company. The success of the merger will depend in part on the retention of personnel critical to the business and operation of the combined company and the uncertainties discussed above may impair each company’s ability to retain, recruit or motivate key personnel. The closing of the merger will also require a significant amount of time and attention from management. In addition, the pendency of the merger could exacerbate the diversion of management resources from other transactions or activities that TurboChef or Middleby may undertake. The diversion of management attention away from ongoing operations could adversely affect ongoing operations and business relationships. The merger agreement also restricts TurboChef from making certain acquisitions and taking other specified actions until the merger occurs. These restrictions may prevent TurboChef from pursuing attractive business opportunities that may arise prior to the closing of the merger.

If the proposed merger is not completed, TurboChef and Middleby will have incurred substantial costs that may adversely affect TurboChef’s and Middleby’s financial results, operations and financial condition and the market price of TurboChef and Middleby common stock.

TurboChef and Middleby have incurred and will continue to incur substantial costs in connection with the proposed merger.  These costs, which to date are estimated to aggregate to over $2.0 million with respect to TurboChef, and over $1.8 million with respect to Middleby, are primarily associated with the fees and expenses of attorneys, accountants and TurboChef’s and Middleby’s financial advisors, although additional unanticipated costs may also be incurred.  In addition, TurboChef and Middleby have each diverted significant management resources in an effort to complete the merger and TurboChef is subject to restrictions contained in the merger agreement on the conduct of its business. Although TurboChef has agreed that its board of directors will, subject to fiduciary exceptions, recommend that its stockholders approve the merger proposal, there is no assurance that the merger proposal will be approved, and there is no assurance that the other conditions to the closing of the merger will be satisfied. If the merger is not completed, TurboChef and Middleby will have incurred these significant costs, including the diversion of management resources, for which each would have received little or no benefit. In addition, TurboChef will be required to pay Middleby a termination fee of $7.0 million if the merger agreement is terminated in specified circumstances. If the merger is not completed, the above risks and liabilities will adversely affect TurboChef’s business, financial results, financial condition, cash flows and stock price and may adversely affect Middleby’s business, financial results, financial condition, cash flows and stock price as well.

Certain directors and executive officers of TurboChef have interests in the merger that may be different from, or in addition to, the interests of TurboChef stockholders.

When considering the TurboChef board of directors’ recommendation that TurboChef stockholders vote in favor of the merger proposal, TurboChef stockholders should be aware that some directors and executive officers of TurboChef have interests in the merger that may be different from, or in addition to, the interests of TurboChef stockholders. These interests relate to (i) employment agreements between certain executive officers and TurboChef which provide for, among other things, severance compensation due if employment is terminated under certain circumstances or if the executives should resign within six months of a change of control of TurboChef; (ii) the acceleration of vesting of outstanding TurboChef restricted stock unit awards granted to executive officers and directors; (iii) the acceleration of rights to exercise previously vested stock options under Fixed Exercise Amendment Agreements with directors and certain executive officers; and (iv) indemnification and insurance for TurboChef’s directors and executive officers.  TurboChef’s board of directors was aware of these interests and considered them in approving the merger.  For a full description of the interests of directors and executive officers of TurboChef in the merger, see “The Merger—Interests of Executive Officers and Directors of TurboChef in the Merger” beginning on page 58.

The issuance of shares of Middleby common stock to TurboChef stockholders in the merger will initially have a negative impact on the earnings per share of the combined company.

If the merger is completed, TurboChef and Middleby expect that up to approximately 1.525 million shares of Middleby common stock will be issued to TurboChef stockholders (based on the number of outstanding shares of TurboChef common stock on August 12, 2008, and issuable pursuant to the exercise of all outstanding options, settlement of restricted stock units, and cancellation of exchange rights to purchase shares of TurboChef common stock on August 12, 2008). The companies expect that the merger will initially result in lower earnings per share than would have been earned by Middleby in the absence of the merger. Based on the expected number of shares of Middleby common stock to be issued to TurboChef stockholders in the merger, TurboChef stockholders will own approximately 8% of the then outstanding shares of Middleby common stock on a fully diluted basis (including options) immediately after the merger.  Middleby expects that over time the merger will yield benefits to the combined company such that the merger will ultimately be accretive to earnings per share on a generally accepted accounting principles (“GAAP”) basis. However, there can be no assurance that the increase in earnings per share on a GAAP basis expected over time will be achieved or that stockholders of either company will realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger. In order to achieve increases in earnings per share on a GAAP basis as a result of the merger, the combined company will, among other things, need to effectively continue the successful operations of TurboChef and Middleby after the merger, develop successful marketing initiatives, products and services and improve the overall performance of the TurboChef business.

Because the market price of Middleby common stock will fluctuate, TurboChef stockholders cannot be sure of the market value of the Middleby common stock that they will receive. A decline in the price of Middleby common stock will decrease the value of the merger consideration to be received by TurboChef stockholders.

When TurboChef and Middleby complete the merger, each share of TurboChef common stock will be converted into the right to receive (in addition to the fixed cash consideration) 0.0486 of a share of Middleby common stock as part of the merger consideration. This per share amount is fixed and will not be adjusted for changes in the market price of either Middleby common stock or TurboChef common stock. In addition, the merger agreement does not provide for any price-based termination right. Accordingly, the market value of the shares of Middleby common stock that TurboChef stockholders will be entitled to receive when the companies complete the merger will depend on the market value of shares of Middleby common stock at the time the companies complete the merger and could vary significantly from the market value on the date the merger agreement was entered into, the date of this proxy statement/prospectus or the date of the TurboChef special meeting.

During the twelve-month period ending on October 31,  2008, the closing price of Middleby common stock was volatile, varying from a low of $ 30.50  to a high of $ 78.94,  and ended that period at $ 40.39.   The price of Middleby common stock was $57.60 per share at the close of trading on August 11, 2008, the last full trading day prior to the public announcement of the merger, and declined to $53.07 on the trading day following announcement of the merger.  The Middleby common stock was trading at $ 28.59 as of November 25, 2008, the latest practicable trading  date  before the printing  of this proxy statement/prospectus.  If the price of Middleby common stock declines prior to the closing of the merger, the value of the stock component of the merger consideration to be received by TurboChef stockholders in the merger will decrease as compared to the value on the date the merger was announced or the date hereof.  See "The Merger Agreement—Merger Consideration" beginning on page 68 . TurboChef stockholders are encouraged to obtain current market quotations for Middleby common stock before voting their shares.

The unaudited pro forma financial information included in this proxy statement/prospectus may not be indicative of what the combined company’s actual financial position or results of operations would have been.

The unaudited pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma financial information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to TurboChef’s assets acquired and liabilities assumed. The purchase price allocation reflected in this proxy statement/prospectus is preliminary, and the final allocation of the purchase price will be based upon the actual purchase price, including transaction costs, and the actual assets acquired and liabilities assumed of TurboChef as of the date of the completion of the merger. Additionally, Middleby has yet to complete the detailed valuation studies necessary to finalize the purchase price allocation and identify any necessary conforming accounting policy changes for TurboChef. Accordingly, the final purchase price allocation, which will be determined subsequent to the closing of the merger, may differ materially from the preliminary allocation included in this proxy statement/prospectus. See “Summary — Selected Unaudited Pro Forma Condensed Combined Financial Statements of Middleby” for more information.

Middleby has a significant amount of goodwill, which will increase as a result of the merger, and Middleby could suffer losses due to asset impairment charges

Middleby’s balance sheet includes a significant amount of goodwill, which represents approximately 39% of its total assets as of September 30, 2008.  Middleby’s goodwill will increase as a result of the merger. The excess of the purchase price over the fair values of TurboChef’s assets acquired and liabilities assumed will be recorded as other identifiable intangible assets and goodwill. In accordance with Statement 142, Middleby’s long-lived assets (including goodwill and other intangibles) are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In assessing the recoverability of long-lived assets, Middleby considers changes in economic conditions and makes assumptions regarding estimated future cash flows and other factors.  A significant decline in stock prices, such as has occurred during 2008, could indicate that an impairment has occurred. Estimates of future cash flows are judgments based on Middleby’s experience and knowledge of operations.  These estimates can be significantly impacted by many factors including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends.  If Middleby’s estimates or the underlying assumptions change in the future, Middleby may be required to record impairment charges. Any such charge could have a material adverse effect on Middleby’s reported net earnings.

Any delay in the closing of the merger may significantly reduce the benefits expected to be obtained from the merger.

In addition to the required regulatory clearances and approvals, the merger is subject to a number of other conditions, some of which may prevent, delay or otherwise materially adversely affect its completion. See “The Merger—Regulatory Matters” beginning on  64 and “The Merger Agreement—Conditions to Obligations to Complete the Merger” beginning on page 79. TurboChef and Middleby cannot predict whether and when these other conditions will be satisfied. Further, the requirements for obtaining the required clearances and approvals could delay the closing of the merger for a significant period of time or prevent it from occurring. Any delay in completing the merger may significantly reduce the benefits that TurboChef and Middleby expect to achieve if they successfully complete the merger within the expected timeframe and integrate their respective businesses.

The merger agreement contains provisions that limit TurboChef’s ability to pursue alternatives to the merger and could discourage a potential competing acquiror that might be willing to pay more to acquire TurboChef.

The merger agreement contains provisions that make it more difficult for TurboChef to sell its business to a party other than Middleby. These provisions include the prohibition on TurboChef generally from soliciting any acquisition proposal or offer for a competing transaction and the requirement that TurboChef pay a termination fee of $7.0 million if the merger agreement is terminated in specified circumstances. See “The Merger Agreement—Termination of the Merger Agreement,” “The Merger Agreement—Fees and Expenses,” and “The Merger Agreement—Obligation of TurboChef Board of Directors with Respect to its Recommendation and Holding of a Stockholder Meeting.” These provisions might discourage a third party that might have an interest in acquiring all or a significant part of TurboChef from considering or proposing that acquisition, even if that party were prepared to pay consideration with a higher per share value than the current proposed merger consideration. Furthermore, the termination fee may result in a potential competing acquiror proposing to pay a lower per share value to acquire TurboChef than it might otherwise have proposed to pay.

The trading price of shares of Middleby common stock after the merger may be affected by factors different from those affecting the price of shares of TurboChef common stock or shares of Middleby common stock before the merger.

When TurboChef and Middleby complete the merger, holders of TurboChef common stock will become holders of Middleby common stock. The results of operations of Middleby, as well as the trading price of Middleby common stock, after the merger may be affected by factors different from those currently affecting Middleby’s or TurboChef’s results of operations and the trading price of TurboChef common stock. For a discussion of the businesses of TurboChef and Middleby and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 93 of this proxy statement/prospectus.

The fairness opinion obtained by TurboChef from its financial advisor will not reflect changes in circumstances between signing the merger agreement and the merger.

TurboChef has not obtained an updated opinion as of the date of this proxy statement/prospectus from its financial advisor. Changes in the operations and prospects of TurboChef or Middleby, general market and economic conditions and other factors which may be beyond the control of TurboChef or Middleby, and on which the fairness opinion was based, may alter the value of TurboChef or Middleby or the prices of shares of TurboChef or Middleby common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of the opinion. Because TurboChef currently does not anticipate asking its financial advisor to update its opinion, the August 12, 2008 opinion does not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed, but only as of August 12, 2008. For a description of the opinion that TurboChef received from its financial advisor, please refer to “The Merger—Opinion of TurboChef’s Financial Advisor” beginning on page 52 of this proxy statement/prospectus. For a description of the other factors considered by the TurboChef board of directors in determining to adopt the merger, please refer to “The Merger—Reasons for the Merger” beginning on page 46 of this proxy statement/prospectus.

The rights of TurboChef stockholders who become Middleby stockholders in the merger will be governed by Middleby’s certificate of incorporation and bylaws.

TurboChef stockholders who receive shares of Middleby common stock in the merger will become Middleby stockholders. Although their rights as stockholders will remain subject to the Delaware General Corporation Law, they will be governed by Middleby’s certificate of incorporation and Middleby’s bylaws, rather than TurboChef’s certificate of incorporation and TurboChef’s bylaws. As a result, there may be material differences between the current rights of TurboChef stockholders, as compared to the rights they will have as Middleby stockholders. For more information, see “Comparative Rights of Middleby Stockholders and TurboChef Stockholders” beginning on page 89 of this proxy statement/prospectus.

Even if Middleby is successful in acquiring additional businesses, product lines or technologies, acquisitions (including the TurboChef merger) may not improve its results of operations and may adversely impact its business and financial condition.

Middleby has evaluated (both in light of the merger with TurboChef and on a stand-alone basis), and expects to continue to evaluate, a wide variety of potential strategic transactions that it believes may complement its current or future business activities. Middleby routinely engages in discussions regarding potential acquisitions, and any of these transactions could be material to its financial condition and results of operations. However, Middleby cannot assure you that the anticipated benefits of an acquisition (including the TurboChef merger) will materialize.  Acquisitions entail numerous risks, including the following:

●	difficulties in the assimilation of acquired businesses or technologies;

●	diversion of management’s attention from other business concerns;

●	potential assumption of unknown material liabilities;

●	failure to achieve financial or operating objectives; and

●	loss of customers or key employees.

Middleby may not be able to successfully integrate any operations, personnel, services or products that it has acquired or may acquire in the future.

Risk Factors Relating to Middleby’s Indebtedness

The substantial leverage of Middleby following the merger could adversely affect its ability to raise additional capital to fund operations, limit its ability to react to changes in the economy or its industry and prevent it from satisfying its debt obligations.

Following the merger, Middleby will have a substantial amount of indebtedness. As of September 27, 2008, Middleby had $257.7 million outstanding indebtedness for borrowed money, and TurboChef had approximately $6.0 million in aggregate principal amount of outstanding indebtedness for borrowed money. In addition, Middleby expects to incur incremental borrowings of $133.3 million under its existing revolving credit facility in order to finance the cash portion of the merger consideration.  After giving effect to the merger, the pro forma indebtedness of the combined company as of September 27, 2008 would be approximately $391.0 million.  The combined company’s substantial indebtedness could have important consequences on its business and financial condition. For example:

●
if Middleby fails to meet payment obligations or otherwise defaults under the agreements governing its indebtedness, the lenders under those agreements will have the right to accelerate the indebtedness and exercise other rights and remedies against the combined company;

●
Middleby will be required to dedicate a substantial portion of its cash flow from operations to payments on its debt, thereby reducing funds available for working capital, capital expenditures, dividends, acquisitions and other purposes;

●	Middleby’s ability to obtain additional financing to fund future working capital, capital expenditures, additional acquisitions and other general corporate requirements could be limited;

●	Middleby will experience increased vulnerability to, and limited flexibility in planning for, changes to its business and adverse economic and industry conditions;

●	Middleby’s credit rating could be adversely affected;

●	Middleby could be placed at a competitive disadvantage relative to other companies with less indebtedness; and

●
Middleby’s ability to apply excess cash flows of Middleby or proceeds from certain types of securities offerings, asset sales and other transactions to purposes other than the repayment of debt could be limited.

Under the terms of its credit facilities, Middleby will be permitted to incur additional indebtedness subject to certain conditions, and the risks described above may be increased if Middleby incurs additional indebtedness.

Additional Risk Factors Relating to TurboChef and Middleby

In addition to the risks described above, TurboChef and Middleby are, and will continue to be, subject, respectively, to the risks described in Part I, Item 1A in TurboChef’s annual report on Form 10-K for the year ended December 31, 2007 and Part I, Item 1A in Middleby’s annual report on Form 10-K/A for the fiscal year ended December 29, 2007 and in any future filings with the SEC, incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 93 for the location of information incorporated by reference into this proxy statement/prospectus.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended, based on current expectations, estimates and projections about Middleby’s and TurboChef’s operations, industry, financial condition, performance and results of operations. Statements containing words such as “guidance,” “may,” “believe,” “anticipate,” “expect,” “intend,” “plan,” “project,” “projections,” “business outlook,” and “estimate” or similar expressions constitute forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that may cause actual performance and results to differ materially from those predicted. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this proxy statement/prospectus and those incorporated by reference into this proxy statement/prospectus. In addition to the risk factors identified elsewhere in this proxy statement/prospectus or identified in other SEC filings by Middleby or TurboChef and incorporated by reference into this proxy statement/prospectus, important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

●
the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the fact that a termination under some circumstances could require TurboChef to pay a termination fee of $7.0 million;

●	the outcome of any litigation or judicial actions that have been or may be instituted against TurboChef, Middleby or others relating to the merger agreement;

●	the ability to obtain the approval of TurboChef’s stockholders, to obtain or meet the closing conditions in the merger agreement and to otherwise complete the merger in a timely manner;

●	the ability to cost-effectively manage the operations of the combined company and integrate financial, accounting administrative functions in a timely manner;

●	the ability of Middleby to service its substantial debt obligations following the closing of the merger;

●	the ability of Middleby to access capital;

●
the ability of Middleby to develop successful marketing initiatives, products and services, improve the overall performance of the TurboChef business and apply Middleby’s experience to maintain and build upon the TurboChef brand name;

●	the ability of Middleby to compete successfully in the markets for its products and services;

●	the ability to realize the expected benefits resulting from the merger;

●	the ability to retain key personnel both before and after the merger;

●	the ability of each company to maintain or increase the demand for its products and services;

●	the effects of vigorous competition in the markets in which TurboChef and Middleby operate;

●	the failure of the transaction to be accretive to earnings per share on a GAAP basis when anticipated, if ever;

●	the amount of costs, fees, expenses and charges related to the merger;

●	TurboChef’s or Middleby’s ability to enforce or defend their respective ownership and use of intellectual property;

●	changes in general economic and market conditions; and

●	changes in laws, including increased tax rates, regulations or accounting standards, third-party relations and approvals, and decisions of courts, regulators and governmental bodies.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus or, in the case of documents incorporated by reference, as of the date of those documents. Neither Middleby nor TurboChef undertakes any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events, except as required by law.

All subsequent written or oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to Middleby and/or TurboChef or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section of this proxy statement/prospectus.

INFORMATION ABOUT THE COMPANIES

The Middleby Corporation and Chef Acquisition Corp.

The Middleby Corporation is a global leader in the foodservice equipment industry. Middleby develops, manufactures, markets and services a broad line of equipment used for commercial food cooking, preparation and processing. Founded in 1888 as a manufacturer of baking ovens, Middleby has established itself as a leading provider of commercial restaurant equipment and food processing equipment. Middleby’s competitive advantage comes as a result of its acquisition and development of industry leading brands and through the introduction of innovative products. Over the past three years Middleby has completed nine acquisitions in the commercial foodservice equipment and food processing equipment industries. These acquisitions have added thirteen brands to the Middleby portfolio and positioned Middleby as a leading supplier of equipment in both industries.

Middleby conducts its business through three principal business divisions: the Commercial Foodservice Equipment Group; the Food Processing Equipment Group; and the International Distribution Division. Middleby’s diverse group of end-user customers include fast food or quick-service restaurants, full-service restaurants, retail outlets, such as convenience stores, supermarkets and department stores and public and private institutions, such as hotels, resorts, schools, hospitals, long-term care facilities, correctional facilities, stadiums, airports, corporate cafeterias, military facilities and government agencies.

Middleby’s products and services are marketed in the U.S. and in over 100 countries through a combination of the company’s sales personnel and international marketing divisions and subsidiaries, together with an extensive network of independent dealers, distributors, consultants, sales representatives and agents.  Middleby currently sells its products domestically through independent dealers and distributors and internationally through a combined network of independent and company-owned distributors. In addition to its extensive presence in North America, Middleby maintains sales and distribution offices in China, India, Lebanon, Mexico, the Philippines, Russia, South Korea, Spain, Sweden, Taiwan and the United Kingdom.

Chef Acquisition Corp., a wholly-owned subsidiary of Middleby, is a Delaware corporation formed on August 8, 2008, for the purpose of effecting the merger.  Upon completion of the merger, TurboChef will merge with and into Chef Acquisition Corp.  Chef Acquisition Corp. has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement.

Middleby’s principal executive offices are located at 1400 Toastmaster Drive, Elgin, Illinois 60120, and its telephone number is (847) 741-3300.

TurboChef Technologies, Inc.

TurboChef Technologies, Inc. is a leading provider of equipment, technology and services focused on the high-speed preparation of food products.  Its user-friendly speed cook ovens employ proprietary combinations of heating technologies, such as convection, air impingement, microwave energy and other advanced methods, to cook food products at speeds up to 12 times faster than, and to quality standards that it believes are comparable or superior to, that of conventional heating methods.  TurboChef has been successfully developing and selling its products in the approximately $4.0 billion annual worldwide commercial primary cooking equipment market for over a decade. The speed, quality, compact size, ease of use and ventless operation of TurboChef ovens provide significant advantages to a wide range of foodservice operators, including full- and quick-service restaurants, hotels, stadiums, convenience stores and coffee shops. These customers increasingly value the ability to cook food in a quick and high quality manner with minimal employee training. In addition, TurboChef ovens enable certain other customers to significantly broaden their foodservice offerings.  TurboChef offers four primary speed cook countertop models: the C3, Tornado® and i5 combination air and microwave batch ovens and the High h Batch (air only) model and two high speed impingement air-only conveyor ovens, a floor model sized and a countertop version.

In 2007 TurboChef entered the approximately $3.7 billion annual domestic residential oven market with the introduction of its first speed cook oven model for the home. Consumers increasingly value speed and convenience in home food preparation and continue to demand higher levels of quality and functionality in their kitchen appliances, resulting in a significant rise in recent years in the purchase of restaurant-caliber kitchen appliances for the home. TurboChef’s first residential products target the premium segment of the residential oven market and are priced at a point that it believes is appropriate for a high-end consumer purchase.  TurboChef currently sells a 30-inch double wall oven model and a single wall version of the speed cook oven.

TurboChef currently sells its commercial ovens through a broad sales organization that includes both internal direct salespeople as well as a broad base of manufacturer’s representatives and equipment distributors.  It markets consumer products through over 160 high-end consumer appliance dealers throughout the U.S.  TurboChef’s manufacturing model relies on external suppliers of components for its ovens coupled with final assembly in its facilities located in Dallas, Texas, or through contract manufacturers as needed.

TurboChef believes that its primary competitive advantages include a successful track record with over 50,000 of its commercial speed cook ovens in the field, its experience successfully partnering with large, well-known customers to carry out large-scale installations, and the service and support it provides to help ensure the success and smooth operations of all customers, no matter their size.  TurboChef offers customers a high level of product service and support via a centralized call center and a network of certified third-party service technicians, which it believes significantly differentiates TurboChef from its competitors in the commercial cooking equipment market.  TurboChef believes it has one of the strongest research and development teams in the speed cook industry, and its key technologies enjoy the protection of a significant patent portfolio. Its engineering staff of 22 employees has a long history of developing innovations in the foodservice industry, and its team of talented professional chefs work with existing and potential new customers to help them develop food offerings that will realize the advantages of speed cook technologies.

TurboChef’s principal executive offices are located at Six Concourse Parkway, Suite 1900, Atlanta, Georgia 30328, and its telephone number is (678) 987-1700.

THE TURBOCHEF SPECIAL MEETING

Date, Time and Place

These proxy materials are delivered in connection with the solicitation by the TurboChef board of directors of proxies to be voted at the TurboChef special meeting, which is to be held at the offices of Paul, Hastings, Janofsky & Walker LLP, 600 Peachtree Street, N.E., Suite 2400, Atlanta, Georgia  30308, on Wednesday, December 31 , 2008 at 9:30 a.m. , local time. On or about  November 28, 2008, TurboChef commenced mailing this proxy statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the meeting.

Purposes of the TurboChef Special Meeting

The purposes of the special meeting are to:

●
consider and vote upon the adoption of the merger agreement, dated as of August 12, 2008, among TurboChef, Middleby and Chef Acquisition Corp., a wholly-owned subsidiary of Middleby, and the approval of the merger reflected therein (the “merger proposal” which is shown as Item 1 on the proxy card); and

●
to consider and vote upon any motion to adjourn or postpone the TurboChef special meeting to a later date or dates, if necessary, to solicit additional proxies if there are insufficient votes at the time of the  TurboChef special meeting to approve the proposal to adopt the merger agreement (the “adjournment proposal” which is shown as Item 2 on the proxy card).

TurboChef Record Date; TurboChef Common Stock Entitled to Vote

The close of business on November 24 , 2008, which we refer to as the record date, has been fixed as the record date for the determination of stockholders entitled to notice of, and to vote at, the TurboChef special meeting or any adjournments or postponements of the TurboChef special meeting. As of the record date there were 30,807,825 shares of TurboChef common stock outstanding and entitled to vote. Each share of TurboChef common stock entitles its record holder to one vote on all matters properly coming before the TurboChef special meeting.

A complete list of TurboChef stockholders entitled to vote at the TurboChef special meeting will be available for examination by any TurboChef stockholder at TurboChef’s principal executive office, Six Concourse Parkway, Suite 1900, Atlanta, Georgia 30328, for purposes pertaining to the TurboChef special meeting, during normal business hours for a period of ten days before the TurboChef special meeting, and at the time and place of the TurboChef special meeting.

Quorum and Votes Required

In order to carry on the business of the TurboChef special meeting, TurboChef must have a quorum. TurboChef stockholders who hold a majority of the TurboChef common stock issued and outstanding as of the close of business on the record date and who are entitled to vote must be present or represented by proxy in order to constitute a quorum to conduct business at the TurboChef special meeting.  Under TurboChef’s bylaws, if a quorum is not present in person or by proxy at the meeting, thos stockholders who are so present have the power to adjourn the meeting until a quorum is present.

The affirmative vote of a majority of the outstanding shares of TurboChef common stock entitled to vote is required to adopt the merger proposal.  Acting upon the adjournment proposal will require the affirmative vote of a majority of the shares of TurboChef common stock present or represented by proxy at the special meeting and entitled to vote on such matter.

Effects of Abstentions and Broker Non-Votes

Absent specific instructions from the beneficial owner of shares, brokers may not vote shares of TurboChef common stock with respect to the merger proposal or the adjournment proposal. These are referred to as “broker non-votes.”  For purposes of determining whether stockholders have approved the merger proposal and the adjournment proposal, abstentions and broker non-votes will have the same effect as a vote against each of those proposals.

Voting by TurboChef Directors and Executive Officers

At the close of business on the record date, directors and executive officers of TurboChef were entitled to vote 6,171,775 shares of TurboChef common stock, collectively representing approximately 20% of the outstanding shares of TurboChef common stock on that date.  Each of these individuals has entered into a voting and support agreement with Middleby pursuant to which he has agreed, subject to the terms and conditions of the voting and support agreement, to vote his shares in favor of the adoption of the merger proposal.  For more information regarding the voting and support agreement, see “The Voting and Support Agreement” beginning on page 84 of this proxy statement/prospectus. A copy of the Voting and Support Agreement is also attached as Annex B to this proxy statement/prospectus.

Voting of Proxies

Giving a proxy means that you authorize the persons named in the enclosed proxy card to vote your shares at the TurboChef special meeting in the manner you direct.  If you are a record holder, you may vote by proxy or in person at the meeting. To vote by proxy, you must complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

The shares of TurboChef common stock represented by your proxy will be voted at the TurboChef special meeting in accordance with the instructions contained on the proxy card. If any proxy is returned without indication as to how to vote, the TurboChef common stock represented by the proxy will be considered a vote in favor of all matters for consideration at the TurboChef special meeting.

If your shares are held in “street name,” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares (including whether voting may be made through the Internet or by telephone as applicable). “Street name” stockholders who wish to vote at the meeting in person will need to obtain a proxy form from the institution that holds their shares.

Every TurboChef stockholder’s vote is important. Accordingly, you should sign, date and return the enclosed proxy card or voting preference card, if your shares are held in “street name,” whether or not you plan to attend the TurboChef special meeting in person.

Revocability of Proxies and Changes to a TurboChef Stockholder’s Vote

You have the power to change your vote at any time before your shares are voted at the TurboChef special meeting.  If you are a record holder, you may do this in one of three ways:

●	deliver a written instrument revoking the proxy to our Secretary,

●	deliver another proxy with a later date to our Secretary, or

●	vote in person.

Attendance at the annual meeting will not constitute a revocation of a proxy absent compliance with one of the foregoing three methods of revocation.  If you choose either of the first two methods, you must take the described action no later than the beginning of the TurboChef special meeting.  If your shares are held in an account at a broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote, as none of the above three choices is available with respect to those shares.

Solicitation of Proxies

The solicitation of proxies from TurboChef stockholders is made on behalf of the TurboChef board of directors. Middleby will pay the costs and expenses of filing this proxy statement/prospectus and TurboChef will pay the costs and expenses of printing and mailing this proxy statement/prospectus.  Each party will be responsible for payment of its attorneys’, accountants’, financial advisors’ and consultants’ fees and expenses.  TurboChef will pay the costs of soliciting and obtaining these proxies, including the cost of reimbursing brokers, banks and other financial institutions for forwarding proxy materials to their customers. Proxies may be solicited, without extra compensation, by TurboChef officers and employees by mail, telephone, fax, personal interviews or other methods of communication.  TurboChef has engaged the firm of D.F. King & Co., Inc. to assist TurboChef in the distribution and solicitation of proxies from TurboChef stockholders and will pay D.F. King & Co., Inc. a fee of $7,500 plus out-of-pocket expenses for its services.  The aggregate amount payable to D.F. King & Co., Inc. is not expected to exceed $10,000.

Attending the TurboChef Special Meeting

Only record holders (registered stockholders who hold stock in their name) or beneficial owners (stockholders who hold stock through a bank, broker or other nominee) of TurboChef common stock or their proxies may attend the TurboChef special meeting in person. Registration and seating will begin at 9:00 a.m., local time.

Board Recommendation

As discussed elsewhere in this proxy statement/prospectus, TurboChef is asking its stockholders to adopt the merger proposal. Holders of TurboChef common stock should read carefully this proxy statement/prospectus in its entirety, including the annexes, for more detailed information concerning the merger proposal. In particular, holders of TurboChef common stock are directed to the merger agreement. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus.  The TurboChef board of directors unanimously recommends that TurboChef stockholders vote FOR the merger proposal, and FOR the adjournment proposal.

Other Matters to Come Before the TurboChef Special Meeting

No other matters are intended to be brought before the TurboChef special meeting by TurboChef, and TurboChef does not know of any matters to be brought before the TurboChef special meeting by others. If, however, any other matters properly come before the TurboChef special meeting, the persons named in the proxy will vote the shares represented thereby in accordance with their judgment on any such matter.

THE MERGER

The following is a description of the material aspects of the merger, including the merger agreement. While Middleby and TurboChef believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to you. Middleby and TurboChef encourage you to read carefully this entire proxy statement/prospectus, including the merger agreement, for a more complete understanding of the merger. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus.

Background of the Merger

The decision of the TurboChef board of directors to approve the merger and the merger agreement with Middleby and to recommend its adoption to the TurboChef stockholders stemmed from the board’s determination that this alternative was in the best interests of the stockholders as a result of a series of events and circumstances, which included a review of TurboChef’s prospects as a standalone public company in light of TurboChef’s financial performance over the past several years, the impact of current economic and industry conditions on its growth prospects and the risks that the foregoing placed on TurboChef’s ability to execute its growth strategy and achieve its goals.

As part of its stated long-term strategy to pursue strategic alliances and selective acquisitions, the TurboChef board of directors and management periodically evaluated prospects for growth and considered opportunities to improve TurboChef’s operations and financial performance and maximize stockholder value. In connection with these evaluations, the TurboChef board of directors and management considered, from time to time, various strategic business opportunities, including having discussions about potential transactions with various companies in the cooking equipment industry, the more significant of which are discussed below.

During the fourth quarter of 2005, TurboChef entered into a confidentiality agreement, exchanged information and held meetings with representatives of Strategic Company 1.  As a result of such discussions, Strategic Company 1 discussed the possibility of a minority stock swap coupled with a licensing and distribution relationship.  Discussions, however, did not progress and were terminated by Strategic Company 1.  TurboChef was not made aware of the reasons the discussions were terminated.

During March 2006, TurboChef entered into a confidentiality agreement, exchanged information and held meetings with representatives of Strategic Company 2.  Discussions with Strategic Company 2 took place intermittently over a 12-month period after which Strategic Company 2 expressed an interest only in the residential business operations of TurboChef.  Strategic Company 2 terminated further discussions in March 2007 without making a proposal.  Turbochef was not made aware of the reasons the discussions were terminated.

During April 2006, TurboChef engaged in preliminary discussions with Strategic Company 3.  The discussions were terminated in October 2006 by Strategic Company 3 as a result of concerns about their own ability to further commercialize TurboChef’s technology.

In order to pursue its strategic growth objectives, Middleby periodically seeks to acquire or invest in other companies, businesses or technologies.  In furtherance thereof, during August 2006, Middleby first initiated preliminary discussions with TurboChef regarding a potential business combination.  At that time, Middleby advised that it was only interested in TurboChef’s commercial business.  TurboChef entered into a confidentiality agreement with Middleby and the parties exchanged information and held meetings with management and representatives of Goldman Sachs.  Middleby and TurboChef were unable to reach an agreement regarding valuation and discussions were terminated as a result.

During September 2006, TurboChef entered into a confidentiality agreement, exchanged information and held meetings with representatives of Strategic Company 4 which initially advised it was only interested in TurboChef’s commercial business.   Strategic Company 4 terminated discussions without making a proposal.  TurboChef was not made aware of the reasons the discussions were terminated.

Beginning April 2007 and continuing through June 2007, TurboChef explored opportunities for selling or licensing its residential business.  TurboChef believes its residential ovens bring state of the art speedcook technologies to the residential cooking market and represent a significant business opportunity.  However, TurboChef recognized a large investment of capital would be required to address TurboChef’s lack of brand recognition in the residential appliance sector, manufacturing economies of scale and a well-established consumer marketing and distribution system for this product line.  Accordingly, TurboChef was seeking a partner to mitigate the risks associated with such an endeavor.  Nine companies, each of whom had well known brands and an established national or global distribution system and, therefore, were viewed by management as ideal strategic partners, were contacted.  Eight of the companies contacted had no interest in pursuing any discussions.  Only one company entered into a confidentiality agreement and held meetings with TurboChef management.  This company terminated discussions in January 2008 after concluding it could not at this time commercialize TurboChef’s residential technology at a lower price point.

During October 2007, TurboChef formally engaged Goldman Sachs, after considering two other candidates, as its financial advisor to assist with the analysis and consideration of financial alternatives available to TurboChef, including a possible sale of all or part of TurboChef.  Prior to the formal engagement, Goldman Sachs and TurboChef had an informal relationship starting in late 2005 pursuant to which TurboChef consulted with Goldman Sachs from time to time.

During October 2007, TurboChef entered into a confidentiality agreement, exchanged information and held meetings with representatives of Strategic Company 5.  Strategic Company 5 suspended further discussions with TurboChef in December 2007 in order to focus on another unidentified acquisition.  Strategic Company 5 did announce a transaction with another company.

During October 2007, Strategic Company 4 also reestablished communications with TurboChef.  Again, Strategic Company 4 advised that it was only interested in TurboChef’s commercial business.  Strategic Company 4 terminated discussions with TurboChef in March 2008 without making a proposal.  Again, no reasons for terminating the discussions were made known to TurboChef.

During December 2007, TurboChef entered into a confidentiality agreement, exchanged information and held meetings with representatives of Strategic Company 6.  Strategic Company 6 terminated discussions in February 2008 in order to pursue its own strategic alternatives.

During April 2008, Middleby reestablished communications with TurboChef as TurboChef had expanded its commercial business, added commercial customers and broadened customer acceptance of its products while its market value had decreased to a level that began to be attractive to Middleby.  The parties entered into a new confidentiality agreement.  During the ensuing four months, each conducted a due diligence review of the other company including legal, tax, financial, business diligence and site visits.

On May 29, 2008, representatives of TurboChef and Middleby, together with their respective financial advisors, Goldman Sachs and Lehman Brothers, met in Chicago to discuss the terms of a potential transaction, including preliminary discussions regarding Middleby’s proposed potential enterprise value for TurboChef in a range of $225 - $250 million, which amount was preliminary and subject to change based on its due diligence investigation and further financial analysis. The proposed valuations equated to a range of $6.83 to $7.59 per share which per share value was derived by subtracting from the enterprise value TurboChef’s outstanding debt and estimated transaction costs (including severance), adding TurboChef’s cash on hand and dividing the result by TurboChef’s outstanding shares on a fully-diluted basis.

On June 4, 2008, the TurboChef board of directors convened telephonically for a special board meeting.  TurboChef’s management reported on the meeting it and representatives of Goldman Sachs had with Middleby’s management and Lehman Brothers in Chicago the previous week to discuss a potential combination.  The TurboChef board discussed the need for a structure that included Middleby stock as part of the consideration which would enable TurboChef stockholders to benefit from potential increases in Middleby’s common stock.  The TurboChef board of directors and management also discussed the fact that discussions and contacts with many other likely suitors had not progressed over the last eighteen months and that, given the state of the industry and the economic environment, it was unlikely that any of those companies would be interested in restarting discussions and making formal indications of interest or proposals.  The board observed companies in both the residential appliances and commercial equipment sectors were experiencing year-over-year declines in revenues as consumers continued to postpone major purchases in light of a worsening economy.  In addition, the board noted that in the commercial equipment sector, consolidation among competitors was continuing at increased rates resulting in a smaller number of competitors with substantially greater financial, marketing, distribution and other resources than TurboChef and a broader range of products.  Moreover, given TurboChef’s unique industry niche and limited product offering, most or all other reasonably likely buyers had either approached or been approached by TurboChef and, other than Middleby, had elected not to pursue a transaction with TurboChef.  In addition, TurboChef and its advisors believed TurboChef was not a viable acquisition target for financial investors because its lack of consistent earnings and cash flow made any leverage difficult in light of the weak leveraged finance market.  For these reasons, in light of the foregoing, TurboChef did not believe that conducting a formal auction process would be likely to yield a different result and would be disruptive and potentially damaging to TurboChef’s relationships with employees and large customers.   In any event, the TurboChef board agreed that if any such other suitors were interested in the company, the terms of any proposed merger agreement would make it reasonably possible for the board to consider and, if appropriate, accept any alternative offer.

Over the next several weeks, TurboChef and Middleby continued their preliminary discussions and due diligence with respect to a potential transaction.

On June 27, 2008, the TurboChef board of directors again convened telephonically for a special board meeting.  TurboChef’s management updated the TurboChef board of directors on the ongoing discussions with Middleby.  Specifically, management and the TurboChef board of directors reviewed, among other things, the preliminary valuation proposed by Middleby and a schedule for mutual due diligence.  The TurboChef board of directors was also advised that Middleby had engaged Skadden, Arps, Slate, Meagher & Flom and Lehman Brothers as its outside legal and financial advisors, respectively, in connection with a potential transaction.  The Middleby preliminary proposal was an enterprise value of approximately $230 million (or $6.73 per share calculated as described above) for TurboChef.  Such proposal contemplated a mix of approximately 60% cash and 40% Middleby common stock and was subject to, among other things, due diligence and a careful analysis of TurboChef’s expected results and transaction synergies.  Middleby also advised TurboChef that it would not support any transaction that would be dilutive to its earnings.

Notwithstanding TurboChef’s expectations for revenue and profitability for 2008 based on its review of market and business conditions during the first part of the year, the impact of the challenging economy began reflecting itself late in the second quarter. As an example, on July 1, 2008 Starbucks, a major customer, announced that it had plans to close 600 stores in the United States.  As a result of declining economic conditions, management began to reassess the risks inherent in its revenue and profitability expectations for 2008 and into 2009.  For example, TurboChef’s actual operating results for the second quarter were reflecting, among other things, a shortfall in revenues of approximately 14% and in gross margin amount of approximately 13% from what was previously expected.  Both management and the TurboChef board of directors therefore began to discuss the possibility of significantly reducing the costs related to the company’s residential initiative to more properly reflect the current climate as well as the possibility of significantly reducing other expenses and corporate overhead to the fullest extent possible while still maintaining the necessary infrastructure to operate adequately as a standalone public company and be able to take full advantage of business opportunities.

On July 3, 2008, representatives of TurboChef, Middleby, Goldman Sachs and Lehman Brothers met at Middleby’s executive offices in Elgin, Illinois for a business and financial due diligence session.

On July 7, 2008, the TurboChef board of directors convened telephonically for a special board meeting.  TurboChef’s management updated the TurboChef board of directors on the discussions held in Middleby’s Elgin facilities the prior week.  Management reviewed in detail Middleby’s business and integration methodologies from prior acquisitions and a tentative schedule for conducting additional diligence and board meetings.

On July 9 and 10, 2008, representatives of Middleby, TurboChef, Lehman Brothers and Goldman Sachs conducted negotiations in person and Middleby continued its due diligence review at TurboChef’s Dallas facilities.  A significant portion of the due diligence focused on TurboChef’s revenue outlook for the balance of 2008 and the year ending December 31, 2009, and a number of risk factors were identified.  On July 11, 2008, the TurboChef board of directors convened telephonically and was updated on the potential transaction.

On July 18, 2008, the TurboChef board of directors held its quarterly meeting in Atlanta.  Also in attendance in person or telephonically were members of TurboChef’s management and representatives of Goldman Sachs and Paul Hastings, TurboChef’s outside legal counsel. Representatives of Goldman Sachs reviewed the details of Middleby’s preliminary proposal and provided a preliminary financial analysis of the proposed transaction as it then stood.  The proposal at this stage of negotiations, which was still preliminary and subject to change, reflected an enterprise value for TurboChef of approximately $230 million (or $6.73 per share calculated as described above), to be paid in a mix of cash and Middleby common stock.  The proposal continued to be subject to Middleby’s ongoing financial and legal due diligence.  TurboChef’s management also reviewed with the TurboChef board of directors the preliminary second quarter operating results and financial projections for the balance of 2008 and for the year ending December 31, 2009. Representatives of Paul Hastings reviewed with the TurboChef board of directors its fiduciary duties as directors, including its duties in connection with any potential merger transaction. The members of the TurboChef board of directors expressed their belief that continuing to pursue a sale of TurboChef was in the best interests of TurboChef stockholders and instructed management to continue negotiations with Middleby.

Over the next several days, Middleby proceeded with its legal and financial due diligence review of TurboChef.  During this time, Middleby became aware of TurboChef’s preliminary operating results for the second quarter of 2008, which were significantly below the forecasts previously provided to Middleby.

On July 23, 2008, representatives of Skadden, Arps circulated an initial draft of the merger agreement.  The agreement, while not containing pricing terms, contemplated a purchase price payable in cash and Middleby common stock.

The TurboChef board of directors convened an all day meeting in person in New York City on July 30, 2008 to consider the status of the proposed transaction. Also in attendance were members of TurboChef’s management and representatives of Goldman Sachs and Paul Hastings. Representatives of Goldman Sachs reviewed the details of Middleby’s enterprise value proposal of approximately $230 million (or $6.73 per share calculated as described above) and provided an updated financial analysis of the proposed transaction.  An update was also provided regarding Middleby’s concerns about TurboChef’s results of operations and forecasts.  TurboChef’s management also reviewed with the TurboChef board of directors the risks and uncertainties created by an increasingly challenging market and economic climate. Representatives of Paul Hastings reviewed with the TurboChef board of directors the key terms of the merger agreement draft proposed by Middleby and alternative positions that were proposed in a revised draft agreement circulated by Paul Hastings to Skadden, Arps earlier in the week.  The board discussed at length the provisions relating to Middleby’s termination rights, the scope of the “fiduciary out” and the amount of any breakup fees that would be payable to Middleby as reflected and proposed in the draft agreement.  With respect to the latter, the board concluded that the proposal of a termination fee formula that included both a percentage of the consideration amount and reimbursement of all transaction expenses would not be acceptable.  The TurboChef board of directors also discussed the alternative of remaining as an independent public company and the changes that would have to be made to achieve the company’s financial goals with respect to profitability and the challenges associated with making such changes.  After discussion, the TurboChef board authorized TurboChef management to engage in additional discussions with Middleby regarding valuation, and to continue to advance negotiations on the terms of the merger agreement.

On July 30, 2008, after the TurboChef board meeting had adjourned, TurboChef received a revised proposal from Middleby, reflecting an enterprise value for TurboChef of approximately $180 million (or $5.20 per share calculated as described above) which resulted from the findings of Middleby’s due diligence review as of that date.  Such proposal remained subject to Middleby’s continuing due diligence review.  On August 1, 2008, after conversations with TurboChef board members, TurboChef’s chairman, Mr. Perlman, communicated to Middleby that its latest proposal of approximately $180 million would not be acceptable.  Both parties agreed, however, to continue the due diligence and negotiation process.

From July 31 to August 8, 2008, management and certain board members of TurboChef and Middleby, along with representatives of Paul Hastings and Skadden, Arps, continued to negotiate the merger agreement.

On August 6, 2008, Mr. Perlman had numerous conversations with Middleby’s chief executive officer, Mr. Bassoul, and its chief financial officer, Mr. FitzGerald.  They discussed, among other things, Middleby’s concerns with valuation in light of economic conditions and business trends and Middleby’s requirement that any proposed transaction not have a dilutive impact on Middleby’s earnings.  The parties discussed the potential for a transaction with total consideration of approximately $6.50 per TurboChef share, consisting of a mix of approximately 60% cash and 40% Middleby common stock, subject to board approval.

On August 7, 2008, the Middleby board of directors met with representatives of Middleby’s management and Lehman Brothers.  The Middleby board of directors discussed the proposed Turbochef valuation, TurboChef’s prospects and the impact of the transaction on Middleby’s financial results.  The Middleby board of directors authorized management to proceed with negotiations, subject to satisfactory conclusion of further purchase price negotiations.

The TurboChef board of directors convened telephonically on August 8, 2008, with representatives of TurboChef’s management, Goldman Sachs and Paul Hastings also in attendance. Management provided an overview of the sale process to date and summarized the key highlights from Middleby’s earnings call held earlier that day.  The TurboChef board of directors decided to reconvene the board meeting for the following Sunday afternoon, when it expected a revised draft of the merger agreement from Skadden, Arps responding to comments circulated by Paul Hastings the previous day.

On August 10, 2008, the TurboChef board of directors convened telephonically, with representatives of TurboChef’s management, Goldman Sachs and Paul Hastings also in attendance. Paul Hastings reviewed with the TurboChef board of directors the remaining open issues with respect to the merger agreement.  TurboChef’s management relayed concerns expressed by Middleby with regard to certain business uncertainties as well as final financial models reflecting the impact of the transaction on Middleby’s earnings, all of which would affect the pricing of the transaction.  The TurboChef board of directors discussed with management appropriate responses to these concerns and instructed Goldman Sachs and Paul Hastings to continue their efforts to bring the negotiations with Middleby’s management and advisors to a satisfactory conclusion.  The TurboChef board of directors also instructed management to proceed with the filing of TurboChef’s quarterly report.

On August 10, 2008, the Middleby board of directors met with representatives of Middleby’s management, Lehman Brothers and Skadden, Arps to review the status of the negotiations with TurboChef, including a review of the terms of the proposed merger agreement.  After considering and discussing the various presentations made at the meeting and prior meetings, the Middleby board authorized and approved the transaction, subject to finalizing the terms of the merger agreement and the financial terms of the transaction.

On August 10, 2008 and August 11, 2008, TurboChef and Middleby continued discussions regarding the proposed purchase price.

On August 11, 2008, the TurboChef board of directors met telephonically several times to discuss the final terms and conditions of the merger agreement.  In attendance at each meeting were members of TurboChef’s management and representatives of Goldman Sachs and Paul Hastings. In addition to the merger agreement, the TurboChef board of directors reviewed with management the filing of the second quarter results reflecting, among other things, lower than expected revenues as a result of delayed customer orders and the impact of the challenging economic environment.  They also discussed the potential positive impact that a combination with Middleby would present for TurboChef’s stockholders and employees as a result of, among other things, Middleby’s manufacturing and operational expertise, global reach and installed customer base which would be instrumental in furthering TurboChef’s technology, R&D capability and industry leading customer service.  Management was instructed to delay the previously scheduled earnings call in order to allow the negotiations to be completed among the parties.

On August 11, 2008, representatives of Lehman Brothers contacted representatives of Goldman Sachs to deliver Middleby’s final proposal of $3.67 in cash and 0.0486 shares of Middleby common stock per share of TurboChef common stock, representing an enterprise value for TurboChef of approximately $200 million.

A final telephonic meeting was held in the early morning hours of August 12, 2008.  At this meeting, representatives of Paul Hastings and TurboChef’s management reviewed with the TurboChef board of directors the final changes to the merger agreement, which had been provided to the directors prior to the meeting, and the voting and support agreement, and responded to questions from the directors regarding the terms and conditions of the merger agreement. The final proposal submitted by Middleby reflected a purchase price of $6.47 per share of TurboChef common stock, based on a closing price on August 11, 2008 of $57.60 per share of Middleby common stock, with each holder of a share receiving $3.67 in cash and 0.0486 shares of Middleby common stock.  Representatives of Goldman Sachs then presented an updated financial analysis of the proposed transaction and delivered its oral opinion to the TurboChef board of directors, which was subsequently confirmed in writing, that, based upon and subject to certain factors and assumptions set forth in such opinion, the $3.67 in cash and 0.0486 shares of Middleby common stock per share of TurboChef common stock to be received by holders of TurboChef common stock in the proposed merger was fair, from a financial point of view, to such holders. The full text of the written opinion by Goldman Sachs, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken with respect to the opinion, is attached as Annex C to this proxy statement/prospectus.

At the conclusion of the August 12, 2008 meeting, the TurboChef board of directors unanimously adopted resolutions approving the merger agreement with Middleby, the merger and the other transactions contemplated by the merger agreement, declaring the merger advisable and in the best interests of TurboChef stockholders, authorizing TurboChef to enter into the merger agreement and recommending that TurboChef stockholders approve the merger agreement and the merger.

The merger agreement was executed by TurboChef, Middleby and Chef Acquisition Corp. on August 12, 2008, and the voting and support agreement was executed by the directors and officers of TurboChef and Middleby on August 12, 2008. On August 12, 2008, prior to the commencement of trading on the NASDAQ Global Market, TurboChef and Middleby issued their respective press releases announcing the signing of the merger agreement and the voting and support agreement.

On November 10, 2008, TurboChef announced its third quarter financial results.

Subsequent to this announcement, on November 13, 2008, Middleby contacted TurboChef to inform TurboChef that Middleby’s board had requested Middleby’s management to conduct a comprehensive business review of TurboChef’s financial condition and results of operations with TurboChef .

During the course of the next week, Middleby and TurboChef management and advisors exchanged information and had a series of discussions in connection with such review, including a meeting at the offices of Paul Hastings in Atlanta on November 18, 2008.

As a consequence of the additional time required to complete the business review and the ongoing SEC review of the Registration Statement, on November 21, 2008, Middleby and TurboChef mutually agreed to extend the End Date (as defined in the merger agreement) to January 7, 2009.

Recommendation of the TurboChef Board of Directors

By unanimous vote, the TurboChef board of directors, at a meeting held on August 12, 2008, determined that the merger agreement and the transactions contemplated by the merger agreement were advisable for, fair to and in the best interests of TurboChef and its stockholders, and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. The TurboChef board of directors unanimously recommends that TurboChef stockholders vote FOR the proposal to adopt the merger agreement.

Reasons for the Merger

In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and to recommend that TurboChef stockholders vote in favor of adopting the merger agreement and approving the merger reflected therein, the TurboChef board of directors consulted extensively with TurboChef’s management and TurboChef’s financial and legal advisors. The TurboChef board of directors considered a number of potentially positive factors, including the following material factors, among others:

●
the business, competitive position, strategy and prospects of TurboChef, the risk that it will not successfully implement its strategy and achieve its prospects, the competitive position of current and likely competitors in the industry in which TurboChef competes, and current industry, economic, and market conditions;

●
the fact that the $3.67 per share in cash and 0.0486 share of Middleby stock to be paid as merger consideration for each share of TurboChef common stock represents approximately a 16% premium to the closing price of TurboChef common stock on August 11, 2008 ($5.60 per share) and approximately a 30% premium to TurboChef’s 20-day trading average price;

●
the financial analyses reviewed with the TurboChef board of directors by representatives of Goldman Sachs, and its oral and written opinion that, as of August 12, 2008 and based upon and subject to the considerations described in its opinion, the merger consideration to be received by the holders of the TurboChef common stock in the merger was fair, from a financial point of view, to such stockholders;

●
the strategic fit and complementary nature of Middleby’s and TurboChef’s respective businesses and the potential presented by the merger with Middleby for significant cost and revenue synergies that will benefit the combined company and position the combined company to be able to compete more effectively than TurboChef would be able to on a stand-alone basis;

●
the fact that a large portion of the merger consideration will be paid in cash, giving TurboChef stockholders an opportunity to immediately realize value for a significant portion of their investment and providing certainty of value;

●	the likelihood, determined after consultation with legal counsel, that the regulatory approvals and clearances necessary to complete the merger would be obtained;

●	the terms and conditions of the merger agreement, including:

●	The limited closing conditions to Middleby’s obligations under the merger agreement. In particular, the merger agreement is not subject to approval by Middleby stockholders; and

●
The provisions of the merger agreement that allow TurboChef to engage in negotiations with, and provide information to, third parties, under certain circumstances in response to an unsolicited takeover proposal that TurboChef’s board of directors determines in good faith, after consultation with its outside legal advisors and its financial advisors, is or would reasonably be likely to be, more favorable to the holders of TurboChef common stock from a financial point of view than the merger with Middleby;

●
the value of the consideration to be received by the TurboChef stockholders, the fact that the cash portion of the consideration was not subject to any financing contingency and Middleby had shown adequate resources from which to fund such cash payment, which provides certainty and immediate value to these stockholders;

●
the business, competitive position, strategy and prospects of Middleby, its success to date in integrating other acquired businesses and the perceived value of Middleby and TurboChef as a combined business;

●
TurboChef’s board of directors’ analysis and understanding of the business, operations, financial performance, financial condition, earnings and future prospects of TurboChef, and TurboChef’s board of directors’ consideration based on such analysis and understanding, of the possible alternatives to the merger (including the possibility of continuing to operate TurboChef as an independent entity and the perceived risks of that alternative), the range of potential benefits to its stockholders of the possible alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, and the board’s assessment that none of these alternatives were reasonably likely to present superior opportunities for TurboChef or to create greater value for its stockholders than the merger, taking into account risks of execution as well as business, competitive, industry and market risks;

●	the likelihood that the proposed acquisition would be completed, in light of the financial capabilities of Middleby as well as its reputation; and

●	the trends in TurboChef’s speedcook oven industry, including industry consolidation and competition.

The TurboChef board of directors also discussed a variety of risks and other potentially negative factors resulting from the merger, including the following:

●
the fact that TurboChef will no longer exist as an independent public company and its stockholders will forgo any future increase in value that might result from possible growth as a standalone company;

●
the risks and contingencies related to the announcement and pendency of the merger, including the impact of the merger on customers, employees, suppliers, and relationships with other third parties, including the potential negative reaction of these parties to the fact that TurboChef would be merging with another party or acquired by Middleby;

●
the conditions to Middleby’s obligation to complete the merger and the right of Middleby to terminate the merger agreement in certain circumstances, including for breaches by TurboChef of its representations, warranties, covenants and agreements in the merger agreement;

●
the risk that the merger might not receive necessary regulatory approvals and clearances to complete the merger or that governmental authorities could attempt to condition the merger on one or more of the parties’ compliance with certain burdensome terms or conditions;

●
the fact that under the terms of the merger agreement, TurboChef cannot solicit other acquisition proposals and must pay to Middleby a termination fee of $7.0 million if the merger agreement is terminated under certain circumstances, which, in addition to being costly, might have the effect of discouraging other parties from proposing an alternative transaction that might be more advantageous to stockholders than the merger;

●	the interests that certain directors and executive officers of TurboChef may have with respect to the merger, in addition to their interests as stockholders generally;

●
the fact that, pursuant to the merger agreement, TurboChef must generally conduct its business in the ordinary course and is subject to a variety of other restrictions on the conduct of its business prior to closing of the merger or termination of the merger agreement, which may delay or prevent it from pursuing business opportunities that may arise or preclude actions that would be advisable if TurboChef were to remain an independent company;

●
the fact that because the stock portion of the merger consideration is a fixed exchange ratio of Middleby common stock to TurboChef common stock, TurboChef stockholders could be adversely affected by a decrease in the trading price of Middleby’s common stock during the pendency of the merger, and the fact that the merger agreement does not provide TurboChef with a price-based termination right or other similar protection.

●	the risk that the potential benefits and synergies sought in the merger will not be fully realized and the risks associated with the integration by Middleby and TurboChef;

●
the fact that Middleby would be more highly leveraged after giving effect to the financing necessary to complete the merger, which may cause the combined company to have reduced financial flexibility for a period of time following the closing; and

●
the possibility that, notwithstanding the likelihood of the merger being completed, the merger might not be completed and the effect the resulting public announcement of termination of the merger agreement may have on the trading price of TurboChef’s common stock; and TurboChef’s operating results, particularly in light of the costs incurred in connection with the transaction.

None of the positive factors weighing in favor of the merger transaction were viewed in isolation as many share a common theme – TurboChef, as a small company with a limited product offering, was not in an ideal position to compete and generate consistent profitability in the intensely competitive commercial cooking equipment industry, particularly in light of what is proving to be a lengthy economic slowdown.  The TurboChef board viewed only two viable paths available to it: either combine with a larger company with the financial resources, infrastructure and economies of scale necessary to fully exploit TurboChef’s speedcook technologies; or continue to operate as a standalone small company.  Other alternatives, such as TurboChef pursuing public or private equity or divesting itself of the residential business had been considered in the past and abandoned due to market conditions and tax considerations.    Proceeding as a standalone company in the current environment would only be possible, in the board’s view, by limiting in a substantial manner its attempts to develop and grow the residential business and by imposing severe cost saving measures company wide.  These measures, while necessary to try to achieve profitability in the near term, were viewed by the TurboChef board as likely to have a negative effect on TurboChef’s ability to compete effectively in the future and hence the value of TurboChef in the long term.  Consequently, a sale transaction was determined to be the better course for stockholder value.

The TurboChef board believes Middleby is an ideal merger candidate because of its core competencies, size and position in the marketplace.  Not only does Middleby have market penetration in over 40 countries, it has relationships with the world’s largest food service establishments and a reputation for product quality and dependability.  It also has a tested service platform that covers all of its brands, which the TurboChef board believes could be integrated with the TurboChef brands.  TurboChef brings to Middleby commercially accepted and proven air/microwave combination speedcook technologies and product line - a niche in which TurboChef has advanced technology but in which Middleby may be able to more effectively deliver financial results.  Middleby currently does not compete in this type of batch oven product offering.  Middleby may also benefit from the additional intellectual property and engineering expertise that would be gained in one of Middleby’s core markets – conveyor ovens; and it may be able to augment its high-end Jade brand residential product line with TurboChef’s residential high speed oven products.  As a combined company, significant aggregate operational costs would be reduced through the elimination of operational redundancies and other commercial synergies.  For example, the elimination of public company costs and other redundant corporate office costs is expected to yield approximately $8 million in cost savings.  Restructuring TurboChef’s residential product line will involve a significant reduction in marketing and staffing expense which is expected to yield approximately $15 million in cost savings and result in other synergies with Middleby’s Jade residential line.  Other commercial synergies such as improved purchasing and material opportunities, manufacturing efficiencies, marketing and distribution efficiencies are expected to yield additional cost savings in a range of $4 million to $8 million.  In short, the TurboChef board believes Middleby has the marketing, distribution and manufacturing resources that TurboChef lacks and needs and a more diversified customer base and product line that should allow it to deliver consistent financial results and compete and manage economic downturns better.

The foregoing discussion of the information and factors considered by TurboChef’s board of directors is not exhaustive, but TurboChef believes it includes all the material factors considered by TurboChef’s board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, TurboChef’s board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative or specific weight or values to any of these factors. Rather, TurboChef’s board of directors viewed its position and recommendation as being based on an overall analysis and on the totality of the information presented to and factors considered by it. In addition, in considering the factors described above, individual directors may have given different weights to different factors. After considering this information, all members of TurboChef’s board of directors unanimously approved the merger agreement and the merger, and recommended that TurboChef stockholders adopt the merger agreement.

Financial Projections

In the normal course, TurboChef’s senior management prepares a strategic plan containing internal projections that is made available to TurboChef’s board of directors and senior management. These internal projections are refined and updated to reflect changes in material underlying assumptions such as new and existing customer spending patterns. At the time that the plan was prepared, it was prepared on a reasonable basis, reflecting currently available estimates and judgments and presented to the best of TurboChef’s management’s knowledge and belief.  In connection with the transaction, TurboChef’s board of directors received and considered and Goldman Sachs received such projections for 2008-2012. In addition, the financial projections based on the strategic plan for 2008 and 2009 were provided to Middleby and its financial advisors in connection with their consideration of the merger.  Middleby did not rely on these projections in connection with the proposed transaction and advised Lehman Brothers, its financial advisor, not to rely on such projections.

The projections set forth below are included in this proxy statement/prospectus to provide TurboChef stockholders access to certain nonpublic information considered by TurboChef’s board of directors during its evaluation of the merger and provided to Goldman Sachs in connection with its opinion that the merger consideration to be paid to the holders of TurboChef’s common stock in the merger was fair, from a financial point of view, to such holders. The inclusion of this information should not be regarded as an indication to any stockholder that TurboChef’s board of directors or any other recipient of this information considered, or now considers, it to be predictive of actual future results, and they should not be relied on as such. The projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to TurboChef’s business, many of which are beyond TurboChef’s control. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the projections cover multiple years, such information by its nature becomes less predictive with each successive year.  Also, the economic and business environments can and do change quickly as they did for TurboChef in the second quarter of 2008 which adds a significant level of unpredictability, unreliability and execution risk.  These factors create significant doubt as to whether the projections for years 2009 and beyond as presented below are likely to be achieved and the projections therefore should not be construed as indicative of TurboChef’s and Middleby’s combined results post-merger.  As a result, the forecasts presented below do not represent the best available current estimates and are not necessarily indicative of future results.  Accordingly, readers of this proxy statement/prospectus are cautioned not to place undue reliance on the projections set forth below.

These financial projections were prepared for internal use and not with a view toward public disclosure or toward complying with generally accepted accounting principles in the United States, which we refer to in this proxy statement/prospectus as GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The projections included in this proxy statement/prospectus were prepared by, and are the responsibility of, TurboChef’s management.  TurboChef does not assume any responsibility to update these projections.  Neither TurboChef’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The Ernst & Young LLP reports incorporated by reference in this proxy statement/prospectus relate to TurboChef’s historical financial information. Neither the Ernst & Young LLP reports nor the Deloitte & Touche LLP reports extend to the projected financial information and should not be read to do so. Furthermore, the financial projections do not take into account any circumstances or events occurring after the date the projections were prepared that were unforeseen by TurboChef’s management at the time of preparation. TurboChef has made publicly available its actual results of operations for the year ended December 31, 2007. TurboChef stockholders should review TurboChef’s Annual Report on Form 10-K for the year ended December 31, 2007 to obtain this information. See “Where You Can Find More Information” beginning on page 93 .

A summary of the projections that was delivered to TurboChef’s board of directors as one of the factors considered by TurboChef’s board of directors in connection with their approval of the merger agreement is set forth below.

TurboChef Technologies, Inc.
Summary Projections

	Years Ended December 31,
(US $ in millions)	2008 E	2009 E	2010 E	2011 E	2012 E

Revenues	$114.2	$148.2	$180.2	$209.4	$242.4	20.7% CAGR for 2008E – 2012E

Revenue growth	5.7%	29.7%	21.6%	16.2%	15.7%

Adjusted EBITDA	$(2.6)	$8.7	$16.0	$23.6	$32.7

Adjusted EBITDA Margin	(2.3)%	5.8%	8.9%	11.2%	13.5%

Adjusted EPS	$(0.25)	$0.12	$0.33	$0.56	$0.85

          TurboChef defines adjusted EBITDA as net income (loss), adjusted to exclude (1) interest and other financing costs, net of capitalized interest, (2) income taxes, (3) depreciation and amortization, (4) severance and other termination costs, (5) patent litigation and option investigation related costs, and (6) interest income.

          Adjusted EBITDA is used by management as a supplemental financial measurement to evaluate TurboChef’s operational trends. Items excluded generally represent non-cash adjustments, the timing and amount of which cannot be reasonably estimated and are not considered by management when measuring TurboChef’s overall operating performance. Adjusted EBITDA is used as a supplemental financial measurement in the evaluation of TurboChef’s business and should not be considered as an alternative to net income, as an indicator of its operating performance, as an alternative to cash flows from operating activities, or as a measure of liquidity. Adjusted EBITDA is not defined under GAAP and, accordingly, it may not be a comparable measurement to those used by other companies.

          TurboChef’s forecasts for 2008 are based on the following material underlying assumptions:

●	Contract customer oven sales of $39.1 million;

●	Non contract customer oven sales and non oven sales of $72.2 million, including $2.9 million in residential sales;

●	Consolidated gross profit margin of 40.2 percent;

●	Consolidated adjusted EBITDA of ($2.6) million including $1.5 million of severance and other termination costs and $2.3 million of patent litigation and option investigation related costs;

●	Capital expenditures of $3.9 million.

          Neither Middleby nor its management participated in preparing, nor expresses any view on, the financial forecasts reflected above, or the assumptions underlying such information. In addition, neither Middleby nor Lehman Brothers relied on such projections in connection with Middleby’s consideration of the proposed transaction. The summary of these projections is not included in this proxy statement/prospectus in order to induce any TurboChef stockholder to vote in favor of the merger or to impact any investment decision with respect to Middleby common stock.

          BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE INTERNAL FINANCIAL FORECASTS, NEITHER TURBOCHEF NOR MIDDLEBY UNDERTAKES ANY OBLIGATION TO UPDATE, OR PUBLICLY DISCLOSE ANY UPDATE TO, THE FINANCIAL FORECASTS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL FORECASTS ARE SHOWN TO BE IN ERROR.

Opinion of TurboChef’s Financial Advisor

          Goldman Sachs delivered its opinion to TurboChef’s board of directors that, as of August 12, 2008 and based upon and subject to the factors and assumptions set forth therein, the merger consideration of $3.67 in cash and 0.0486 shares of Middleby common stock per share of TurboChef common stock to be received by the holders of TurboChef common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

          The full text of the written opinion of Goldman Sachs, dated August 12, 2008, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C. Goldman Sachs provided its opinion for the information and assistance of TurboChef’s board of directors in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of TurboChef’s common stock should vote with respect to the merger, or any other matter.

          In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

●	the merger agreement;

●	annual reports to stockholders and Annual Reports on Form 10-K of TurboChef for the five years ended December 31, 2007, and of Middleby for the five fiscal years ended December 29, 2007;

●	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of TurboChef and Middleby;

●	certain other communications from TurboChef and Middleby to their respective stockholders;

●	certain publicly available research analyst reports for TurboChef;

●
certain publicly available research analyst reports for Middleby, including publicly available consensus estimates regarding revenue, EBIT, EBITDA, net income and earnings per share for Middleby issued by the Institutional Brokers’ Estimate System (“IBES”) and approved for Goldman Sachs’ use by TurboChef (the “Middleby Estimates”);

●	certain internal financial analyses and forecasts for TurboChef prepared by its management and approved for Goldman Sachs’ use by TurboChef (the “TurboChef Forecasts”); and

●	certain cost savings and operating synergies projected by the management of TurboChef to result from the merger (the “Synergies”).

          Goldman Sachs also reviewed and discussed with Middleby’s chief financial officer his expectations for Middleby’s future financial performance. Goldman Sachs also held discussions with members of the senior managements of TurboChef and Middleby regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and with members of the senior management of Middleby regarding the past and current business operations, financial condition and future prospects of Middleby. Goldman Sachs also held discussions with members of the senior management and the board of directors of TurboChef regarding the past and current business operations, financial condition and future prospects of TurboChef and Middleby. In addition, Goldman Sachs reviewed the reported price and trading activity for the shares of TurboChef common stock and Middleby common stock, compared certain financial and stock market information for TurboChef and Middleby with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the commercial and industrial kitchen equipment industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

          For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, accounting, tax and other information provided to, discussed with or reviewed by it. In that regard, Goldman Sachs assumed with TurboChef’s consent that the TurboChef Forecasts and the Synergies were reasonably prepared and that the Synergies will be realized. In addition, TurboChef instructed Goldman Sachs that the Middleby Estimates reflected the best currently available estimates and judgments with respect to the future financial performance of Middleby. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of TurboChef, Middleby or any of their respective subsidiaries, nor was any such evaluation or appraisal furnished to Goldman Sachs. Goldman Sachs also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on TurboChef or Middleby or on the expected benefits of the merger in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs’ opinion does not address any legal, regulatory, tax or accounting matters nor does it address the underlying business decision of TurboChef to engage in the merger or the relative merits of the merger as compared to any strategic alternatives that may be available to TurboChef. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the consideration to be received by the holders of TurboChef common stock pursuant to the merger agreement. Goldman Sachs did not express any view on, and its opinion does not address, any other term or aspect of the merger agreement or merger, including, without limitation, the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of TurboChef or Middleby; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of TurboChef or Middleby, or class of such persons, in connection with the merger, whether relative to the consideration to be received by the holders of TurboChef common stock pursuant to the merger agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which shares of Middleby’s common stock will trade at any time. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

          The following is a summary of the material financial analyses delivered by Goldman Sachs to TurboChef’s board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 12, 2008 and is not necessarily indicative of current market conditions.

          Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for TurboChef common stock for various trading periods ended Friday, August 8, 2008. In addition, Goldman Sachs analyzed the implied merger consideration of $6.47 (calculated using the closing price of Middleby common stock of $57.60 as of August 11, 2008) in relation to the closing price of TurboChef common stock on Monday, August 11, 2008, the closing price of TurboChef common stock on Friday, August 8, 2008 (since TurboChef’s stock increased by 6.7% in the last hour of trading on Monday, August 11, 2008 for unknown reasons), and the average closing prices of TurboChef common stock for the one-month, three-month, six-month and one-year trading periods ended August 8, 2008.

          This analysis indicated that the implied merger consideration of $6.47 represented a premium as follows:

Premium based on the closing stock price on August 11, 2008 of $5.60	16%
Premium based on the closing stock price on August 8, 2008 of $5.25	23%
Premium based on the one-month average closing price of $4.82	34%
Premium based on the three-month average closing price of $5.56	16%
Premium (discount) based on the six-month average closing price of $6.56	(1)%
Premium (discount) based on the one-year average closing price of $10.32	(37)%

          Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information, ratios and public market multiples for TurboChef to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the commercial and industrial kitchen equipment industry:

●	Middleby

●	AB Electrolux (Publ)

●	Aga Rangemaster Group PLC

          Although none of the selected companies is directly comparable to TurboChef, the companies included were chosen by Goldman Sachs because they are publicly traded companies with operations that for purposes of analysis may be considered broadly similar to certain operations of TurboChef. The companies chosen each (i) are publicly traded and (ii) manufacture and distribute commercial kitchen equipment (including, but not limited to, ovens) which comprise a significant portion of their operations.

          The multiples and ratios for TurboChef were calculated using (a) an implied merger consideration per share of $6.47 (calculated using the closing price of Middleby common stock of $57.60 as of August 11, 2008), (b) the closing price of TurboChef common stock as of August 11, 2008, (c) the TurboChef Forecasts and (d) the TurboChef Forecasts excluding TurboChef’s Residential kitchen equipment business. At the request of the TurboChef board of directors, Goldman Sachs performed certain analyses excluding TurboChef’s residential kitchen equipment business because the business was incurring losses and prospective acquirors may have considered excluding the business from a potential transaction with TurboChef or discontinuing the business following an acquisition of TurboChef. The multiples and ratios for each of the selected companies were based on the most recent publicly available information, financial data obtained from those companies’ public filings, the closing price of the selected companies’ respective common shares as of August 11, 2008 and IBES forecasts. With respect to the selected companies, Goldman Sachs calculated the following and compared them to the results for TurboChef:

●
enterprise value (“EV”), which is the market value of common equity on a diluted basis (including outstanding warrants and options) plus total debt (including capital lease obligations) less cash and cash equivalents, as a multiple of estimated 2008 and estimated 2009 earnings before interest, taxes, depreciation and amortization (“EBITDA”);

●	price per share as a multiple of estimated 2008 earnings per share (“EPS”) and estimated 2009 EPS.

          The results of these analyses are summarized as follows:

	EV/ 2008E EBITDA	EV/ 2009E EBITDA	2008E Price/ Earnings	2009E Price/ Earnings
TurboChef (implied merger consideration)	NM	23.5x	NM	86.7x
TurboChef (implied merger consideration, excluding Residential)	18.9x	10.2x	46.6x	19.3x
TurboChef (August 11 closing price)	NM	20.2x	NM	74.7x
TurboChef (August 11 closing price, excluding Residential)	16.3x	8.8x	40.2x	16.6x
Middleby	9.5x	8.8x	14.9x	12.9x
Aga Rangemaster Group PLC	7.1x	5.8x	7.6x	7.6x
AB Electrolux (Publ)	5.1x	4.7x	11.1x	10.9x
Median (excluding TurboChef)	7.1x	5.8x	11.1x	10.9x

          Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the merger and the selected transactions listed below in the industrial kitchen equipment industry since January 6, 1999.

          Selected Transactions:

Date Announced	Acquiror	Target	Equity Consideration ($ mm) (1)(2)	Enterprise Consideration ($ mm) (3)
12-Aug-2008	Middleby	TurboChef	$204.6	$203.4
12-Aug-2008	Middleby	TurboChef (excluding Residential)	204.6	209.4
30-Jun-2008	The Manitowoc Company, Inc.	Enodis plc (Pending)	2,439	2,688
22-Apr-2008	Middleby	Giga Grandi Cucine, S.r.l.	15	21
29-Jan-2008	Aurora Capital Group	NuCO2 Inc.	460	487
18-Nov-2007	Middleby	New Star International Holdings, Inc.	188	212
19-Oct-2007	Ali SpA	Aga Foodservices Equipment Ltd	570	529
03-Aug-2007	Middleby	Wells Bloomfield LLC	29	29
14-Jun-2007	Middleby	MP Equipment Company	18	18
29-Jun-2007	Middleby	Carter Hoffman Corporation	16	16
01-Apr-2007	Middleby	Jade Products Company	7	7
09-Jan-2007	Standex International Corporation	Associated American Industries, Inc.	85	92
08-Jan-2007	Enodis plc	Fabristeel Private Ltd.	30	30
07-Sep-2006	Aga Foodservices Group plc	Amana Commercial Microwaves (Whirlpool Corporation)	49	49
15-Jun-2006	Fisher & Paykel Appliances Holdings Ltd	Elba SpA	91	99
06-Dec-2005	Middleby	Alkar Holdings, Inc.	27	27
18-Oct-2005	Hoshizaki America, Inc.	Lancer Corporation	219	215
03-Jun-2005	Aga Foodservices Group plc	Waterford Stanley Ltd	8	17
11-Oct-2004	Fisher & Paykel Appliances Holdings Ltd	Dynamic Cooking Systems, Inc.	33	33
15-Mar-2004	Carrier Corporation	Linda Kältetechnik-Refrigeration GmbH&Co. KG	305	389
08-Sep-2003	Aga Foodservices Group plc	Northland Corporation dba Marvel Industries	21	21
30-Jun-2005	Windjammer Capital Investors, LLC	Automatic Bar Controls, Inc.	44	59
28-Oct-2002	Aga Foodservices Group plc	Bongard SA	54	54
24-Apr-2002	Aga Foodservices Group plc	Belshaw Brothers., Inc. (Enodis plc)	24	24
21-Dec-2001	Aga Foodservices Group plc	Millers Bakery Machinery (Bury) Ltd	19	18
30-Aug-2001	Middleby	Blodgett Holdings, Inc.	95	95
16-Oct-2000	Carrier Corporation	Specialty Equipment Companies, Inc.	595	702
12-May-2000	Ingersoll-Rand Company	Hussmann International, Inc.	1,548	1,825
19-Nov-1999	Carrier Corporation	Electrolux Commercial Refrigeration AB	145	145
09-Sep-1999	Illinois Tool Works Inc.	Premark International, Inc.	4,302	4,460
29-Jul-1999	Compass Partners	N&W Global Vending	268	268
02-Jul-1999	Welbilt Corporation (sub of Berisford-plc)	Scotsman Industries, Inc.	362	695
06-Jan-1999	Hussmann International, Inc.	Koxka C.E., S.A.	145	145

1.	Foreign company valuations converted to US$using the applicable exchange rate on date of announcement.

2.	Equity Consideration represents the consideration paid for the portion of target acquired.

3.	Enterprise Consideration represents the consideration paid for the portion of target acquired, including net debt.

          For each of the merger and the selected transactions, Goldman Sachs calculated and compared, where available, EV as a multiple of last twelve months (“LTM”) sales, EV as a multiple of LTM EBITDA, and EV as a multiple of LTM earnings before interest and taxes (“EBIT”). Multiples for the merger were based on the implied merger consideration per share of $6.47 (calculated using the closing price of Middleby common stock of $57.60 as of August 11, 2008) and financial information provided by TurboChef management (both for TurboChef and TurboChef excluding its Residential kitchen equipment business). Multiples for the selected transactions were based on publicly available information. While none of the target companies that participated in the selected transactions are directly comparable to TurboChef, the companies have operations that, for the purposes of analysis, may be considered broadly similar to certain operations of TurboChef. The results of these analyses are set forth below.

Enterprise Value Multiple of LTM (x)
	Sales	EBITDA	EBIT
Middleby/TurboChef	1.8x	NM	NM
Middleby/TurboChef (excluding Residential)	1.9x	23.9x	39.1x
Mean (excluding Middleby/TurboChef)	1.1x	10.6x	12.1x
Median (excluding Middleby/TurboChef)	1.0x	11.0x	11.2x
High (excluding Middleby/TurboChef)	3.6x	13.3x	23.1x
Low (excluding Middleby/TurboChef)	0.3x	6.5x	4.9x

          Pro Forma Merger Analysis. Goldman Sachs prepared illustrative pro forma analyses of the potential financial impact of the merger. Using the TurboChef Forecasts and Middleby Estimates, Goldman Sachs compared the estimated EPS of Middleby for the years 2009 and 2010, on a standalone basis, to the estimated EPS of the combined company for the years 2009 and 2010, on a pro forma basis, taking into account the Synergies. Goldman Sachs performed the same analyses taking into account the annual benefit Middleby would receive from utilizing TurboChef’s net operating loss, and also taking into account the Synergies. The results of these analyses are summarized below:

		Accretion/		Accretion/
	EPS (2009E)	(Dilution)	EPS (2010E)	(Dilution)
Middleby (standalone)	$4.46	NA	$4.96	NA
Combined Company	$4.38	(1.8)%	$5.12	3.3%
Combined Company – NOL	$4.58	2.7%	$5.32	7.3%

          Premium Analysis. Goldman Sachs calculated the median of the premiums paid in (i) all merger transactions with U.S. targets and an equity value of over $100 million during the period 2006 to 2008YTD and (ii) all merger transactions with U.S. targets in industrial and natural resource industries and an equity value of over $100 million during the period 2006 to 2008YTD, in each case as derived from the SDC Domestic Merger database. Goldman Sachs calculated the median of the premiums based on the consideration paid in the relevant transaction relative to the closing price of the target’s common stock one month, one week and one day, respectively, prior to the announcement of the relevant merger. Goldman Sachs compared such median of the premiums to the corresponding premium for the merger. The results of these analyses are set forth below:

Period prior to	TurboChef/
announcement of merger	Middleby merger	All U.S. Targets	U.S. INR Target
One month prior	51%	26%	29%
One week prior	27%	24%	25%
One day prior	16% or 23%(1)	23%	24%

(1)	16% based on the closing price of TurboChef common stock on August 11, 2008; 23% based on undisturbed closing price of TurboChef common stock on August 8, 2008.

          Discounted Cash Flow Analysis. Goldman Sachs performed a discounted cash flow analysis on TurboChef, using the TurboChef Forecasts. Goldman Sachs calculated indications of net present value of free cash flow for TurboChef for the fourth quarter of 2008 and the years 2009 through 2012, using discount rates ranging from 17.0% to 21.0%. Goldman Sachs calculated illustrative terminal values in the year 2012 based on exit multiples ranging from 5.0x EBITDA to 11.0x EBITDA. These illustrative terminal values were then discounted to present value using discount rates ranging from 17.0 to 21.0%. This analysis resulted in an illustrative range of equity values per share of TurboChef common stock of $4.10 to $7.68. Goldman Sachs also performed the same discounted cash flow analysis using TurboChef’s Forecasts, but excluding TurboChef’s Residential kitchen equipment business. This analysis resulted in an illustrative range of equity values per share of TurboChef common stock of $4.74 to $8.44.

          Goldman Sachs also performed a discounted cash flow analysis on TurboChef, using standard business sensitivities to the TurboChef Forecasts for sales growth and EBIT margin. Goldman Sachs’ analysis assumed compound annual growth rates (“CAGR”) of sales ranging from 2.5% to 22.5% for 2009 to 2012 (the TurboChef Forecasts reflect 17.8% CAGR for 2009 to 2012) and changes in annual EBIT margin ranging from (4.0)% to 4.0% of the annual EBIT margin reflected in the TurboChef Forecasts. Goldman Sachs’ analysis assumed a 19% discount rate and a terminal value based on 8.0x estimated 2012 EBITDA. This analysis resulted in an illustrative range of equity values per share of TurboChef common stock of $3.43 to $7.95. Goldman Sachs also performed a discounted cash flow analysis of TurboChef, using business sensitivities to the TurboChef Forecasts but excluding TurboChef’s Residential kitchen equipment business. Goldman Sachs’ analysis assumed estimated CAGR of sales ranging from 5% to 15% for 2009 to 2012 in increments of 2.5% (the TurboChef Forecasts excluding TurboChef’s Residential kitchen equipment business reflect 12.3% CAGR for 2009 to 2012) and changes in annual EBIT margin ranging from (4.0%) to 4.0% of the annual EBIT margin reflected in the TurboChef Forecasts excluding TurboChef’s Residential kitchen equipment business in increments of 2.0%. Goldman Sachs’ analysis assumed a 19% discount rate and a terminal value based on 8.0x estimated 2012 EBITDA excluding TurboChef’s Residential kitchen equipment business. This analysis resulted in an illustrative range of equity values per share of TurboChef common stock of $4.52 to $8.17. Goldman Sachs did not perform a discounted cash flow analysis on Middleby.

          Illustrative Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the future value of each share of TurboChef common stock, on a TurboChef standalone basis and on a pro forma basis assuming consummation of the merger. This analysis is designed to provide an indication of a theoretical future value of each share of TurboChef common stock as a function of (i) in the TurboChef standalone case, TurboChef’s estimated 2009 and 2010 EBITDA and its assumed EV to EBITDA multiple range of 5.0x to 11.0x and (ii) in the pro forma case, the combined company’s estimated 2009 and 2010 EPS and the combined company’s assumed price to earnings multiple range of 11.0x to 19.0x. In performing this analysis, Goldman Sachs used, per guidance from TurboChef management (i) in the TurboChef standalone case, estimated 2009 EBITDA of $2.5 million to $15.0 million (the TurboChef Forecasts reflect $8.7 million estimated EBITDA for 2009) and estimated 2010 EBITDA of $7.5 million to $22.5 million (the TurboChef Forecasts reflect $16.0 million estimated EBITDA for 2010) and (ii) in the pro forma case, estimated 2009 EPS of $4.00 to $5.25 (the TurboChef Forecasts, the Middleby Estimates and the Synergies reflect $4.38 estimated EPS for 2009) and estimated 2010 EPS of $4.50 to $6.25 (the TurboChef Forecasts, the Middleby Estimates and Synergies reflect $5.12 estimated EPS for 2010). Goldman Sachs’ analysis assumed in the pro forma case that the cash portion of the merger consideration is tax free and is reinvested at an annual rate of 6%. This analysis resulted in a range of illustrative future values of each share of TurboChef common stock of (i) in the TurboChef standalone case, $0.43 to $5.29 in 2009 and $1.23 to $7.82 in 2010 and (ii) in the pro forma case, $6.03 to $8.74 in 2009 and $6.53 to $9.89 in 2010.

          Goldman Sachs also performed the same illustrative analysis of the future value of each share of TurboChef common stock, on a TurboChef standalone basis, but based on the TurboChef Forecasts excluding the TurboChef Residential kitchen equipment business. In performing this analysis, Goldman Sachs used, per guidance from TurboChef management, estimated 2009 EBITDA of $12.5 million to $27.5 million (the TurboChef Forecasts excluding the TurboChef Residential kitchen equipment business reflect $20.6 million estimated EBITDA for 2009) and estimated 2010 EBITDA of $15.0 million to $32.5 million (the TurboChef Forecasts excluding the TurboChef Residential kitchen equipment business reflect $25.5 million estimated EBITDA for 2010). This analysis resulted in a range of illustrative future values of each share of TurboChef common stock of $1.84 to $9.32 in 2009 and $2.24 to $10.99 in 2010.

          The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to TurboChef or the contemplated merger.

          Goldman Sachs prepared these analyses for purposes of providing its opinion to TurboChef’s board of directors as to the fairness from a financial point of view to the holders of TurboChef common stock of the merger consideration to be received by such holders pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of TurboChef, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

          The merger consideration was determined through arms’-length negotiations between TurboChef and Middleby and was approved by the TurboChef board of directors. Goldman Sachs provided advice to TurboChef during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to TurboChef or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the merger.

          As described above, Goldman Sachs’ opinion to TurboChef’s board of directors was one of many factors taken into consideration by TurboChef’s board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with its fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex C to this proxy statement/prospectus.

          Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of TurboChef, Middleby and any of their respective affiliates or any currency or commodity that may be involved in the merger for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to TurboChef in connection with, and participated in certain of the negotiations leading to, the merger. Goldman Sachs also may provide investment banking and other financial services to TurboChef, Middleby and their respective affiliates in the future. In connection with any such services Goldman Sachs may receive compensation.

          TurboChef’s board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement, dated October 8, 2007, TurboChef engaged Goldman Sachs to act as its financial advisor. Pursuant to the terms of this engagement letter, TurboChef has agreed to pay Goldman Sachs a transaction fee of approximately $2,543,000, all of which is contingent upon consummation of the merger. In addition, TurboChef has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities arising out of Goldman Sachs’ engagement, including certain liabilities under the federal securities laws.

Middleby’s Reasons for the Merger

          The Middleby board of directors, in reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, considered the following factors:

●
TurboChef’s financial condition, results of operations, business, competitive position, reputation, pending legal proceedings and business prospects, as well as current industry, economic, government, regulatory and market conditions and trends.

●
The Middleby board of directors’ assessment of the complementary strengths of each of the companies. The Middleby board of directors also reviewed information with respect to the prospects of the combined company and the expected operating synergies and cost savings of approximately $27 million to $31 million following the closing.

●
TurboChef’s strategic attractiveness, including TurboChef’s reputation as a technology innovator, as well as the opportunities that a strategic acquisition would present to increase penetration with Middleby’s existing customers and to expand its addressable customer base with hot applications utilizing TurboChef’s ventless cooking technology.

●
That, because the exchange ratio under the merger agreement is fixed (will not be adjusted for fluctuations in the market price of Middleby’s or TurboChef’s common stock), the per share value of the merger consideration to be paid to TurboChef stockholders on completion of the merger could be significantly more or less than its implied value immediately prior to the announcement of the merger agreement.

●
The terms and conditions of the merger agreement, including the form and amount of the consideration and the representations, warranties, covenants, conditions to closing and termination rights contained in that agreement.

          In view of the number and variety of factors considered in connection with its evaluation of the merger, the Middleby board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination.

Interests of Executive Officers and Directors of TurboChef in the Merger

          When considering the recommendation of the TurboChef board of directors, stockholders should be aware that members of the TurboChef board of directors and executive officers have interests in the merger other than their interests as TurboChef stockholders generally. These interests may be different from, or in conflict with, the interests of TurboChef stockholders generally. Members of the TurboChef board of directors were aware of these additional interests, and considered them, when they approved the merger agreement. While formation of a special committee was considered, the board ultimately determined that one would not be necessary. Consequently, all matters relating to the transaction were addressed by the full board.

Common Stock Held by Directors and Executive Officers

          The following table summarizes the outstanding common stock held by TurboChef’s executive officers and directors as of November 25, 2008, and the consideration that each of them is expected to receive pursuant to the merger agreement in connection with the exchange of such shares based on Middleby's trading price as of such date :

	TurboChef Common Stock Held (beneficially or of record)	Resulting Cash	Resulting Shares of Middleby Common Stock	Resulting Cash to be Received in Lieu of Fractional Shares
Directors:
Richard E. Perlman	1,759,443	$6,457,156	85,508	$26.58
James K. Price	1,792,136	$6,577,139	87,097	$23.15
J. Thomas Presby	130,739	$479,812	6,353	$26.17
William A. Shutzer	1,828,230	$6,709,604	88,851	$27.96
Raymond H. Welsh	53,764	$197,314	2,612	$26.60
Sir Anthony Jolliffe	24,826	$91,111	1,206	$15.54
James W. DeYoung	307,673	$1,129,160	14,952	$25.95
Executive Officers:
Paul P. Lehr	0	0	0	0
J. Miguel Fernandez de Castro	31,583	$115,910	1,534	$26.70
Dennis J. Stockwell	17,435	$63,986	847	$9.75

Treatment of Stock Options Held by Directors and Executive Officers

          The following table summarizes the outstanding stock options held by TurboChef’s executive officers and directors as of November 25, 2008, all of which were vested on or before December 31, 2005, and the consideration that each of them is expected to receive pursuant to the merger agreement in connection with the cancellation of such options, less applicable withholding taxes, based on the ten day average closing price of Middleby common stock  ending on November 25, 2008:

	Vested Options	Weighted Average Exercise Price of Vested Options	Resulting Consideration
Directors:
Richard E. Perlman	416,633	$5.25	0
James K. Price	416,666	$5.25	0
J. Thomas Presby	68,331	$8.06	0
William A. Shutzer	68,331	$8.06	0
Raymond H. Welsh	53,332	$7.82	0
Sir Anthony Jolliffe	89,997	$7.38	0
James W. DeYoung	61,665	$8.56	0
Executive Officers:
Paul P. Lehr	40,000	$10.35	0
J. Miguel Fernandez de Castro	48,333	$13.76	0
Dennis J. Stockwell	75,253	$12.71	0

          For a further discussion of the treatment of stock options in the merger, see “The Merger Agreement—Treatment of TurboChef Stock Options and Restricted Stock Units” beginning on page  69 of this proxy statement/prospectus.

Treatment of Restricted Stock Units Held by Directors and Executive Officers

          The following table summarizes shares issuable in settlement of outstanding restricted stock units (one share per unit) held by TurboChef’s executive officers and directors as of  November 25, 2008 and the consideration that each of them is expected to receive pursuant to the merger agreement in connection with the settlement of such restricted stock units with merger consideration, less applicable withholding taxes, based on the closing price of Middleby common stock on  November 25, 2008:

	Number of Unvested Restricted Stock Units	Number of Vested Restricted Stock Units	Resulting Cash, net	Resulting Shares of Middleby Common Stock	Resulting Cash to be Recieved in Lieu of Fractional Shares
Directors:
Richard E. Perlman	46,400	-0-	$88,114	2,255	$1.14
James K. Price	46,400	-0-	$97,505	2,255	$1.14
J. Thomas Presby	3,500	-0-	$12,845	170	$2.86
William A. Shutzer	3,500	-0-	$12,845	170	$2.86
Raymond H. Welsh	2,500	-0-	$9,175	121	$14.30
Sir Anthony Jolliffe	2,500	4,580	$25,984	344	$2.52
James W. DeYoung	2,500	4,580	$25,984	344	$2.52
Executive Officers:
Paul P. Lehr	142,800	-0-	$343,434	6,940	$2.29
J. Miguel Fernandez de Castro	84,000	-0-	$176,518	4,082	$11.44
Dennis J. Stockwell	41,000	-0-	$86,157	1,992	$17.15

          For a further discussion of the treatment of restricted stock units in the merger, see “The Merger Agreement—Treatment of TurboChef Stock Options and Restricted Stock Units “ beginning on page 69 of this proxy statement/prospectus.

Change in Control Payments

          TurboChef has entered into agreements with executive officers containing provisions that entitle those executives to severance payments if their employment terminates within six months after a change in control. If the following executives were not to continue as employees following the merger as a result of a termination without cause or voluntary resignation, they would be entitled to severance payments: Mr. Perlman, our Chairman, will receive $2,007,924, Mr. Price, our Chief Executive Officer, will receive $2,011,560; Mr. Cochran, our Senior Vice President – Investor Relations and Corporate Strategy, will receive $1,049,295; Mr. Fernandez, our Chief Financial Officer, will receive $884,448; and Mr. Stockwell, our General Counsel, will receive $200,000. Each of these executives will also be entitled to additional payments to cover any excise taxes and income tax gross-ups on such excise tax payments.

Indemnification and Insurance.

          For a period of six years after the effective time, Middleby and the surviving corporation must (i) maintain TurboChef’s existing directors’ and officers’ liability insurance coverage covering acts or omissions of its directors and officers for periods at or prior to the effective time of the merger; and (ii) maintain indemnification provisions in the surviving corporation’s bylaws that are no less favorable with respect to indemnification than are set forth in TurboChef’s bylaws.

          Middleby may satisfy its obligation to maintain directors’ and officers’ liability insurance coverage by purchasing a six-year pre-paid noncancellable directors’ and officers’ insurance policy covering the current and all former directors or officers of TurboChef and its subsidiaries, and their heirs and representatives, with respect to acts or failures to act prior to the effective time, in a single aggregate amount over the six-year period immediately following the closing date of the merger equal to the policy limits for the current directors’ and officers’ insurance policies as in effect on the date of the merger agreement; provided that Middleby is only required to obtain such coverage as can be obtained at a cost of no more than 150% of the current annual premium paid by TurboChef for its directors’ and officers’ liability insurance policy. If Middleby has not purchased a pre-paid policy not later than five business days prior to closing, TurboChef has the right to purchase the policy on terms reasonably acceptable to Middleby.

Material United States Federal Income Tax Consequences of the Merger

          The following is a summary of the material United States federal income tax consequences of the merger to “United States holders” (as defined below) of TurboChef common stock. This summary applies only to TurboChef stockholders who are United States holders and who hold their shares of TurboChef common stock, and will hold the shares of Middleby common stock received in exchange for their shares of TurboChef common stock, as capital assets within the meaning of section 1221 of the Code (generally, assets held for investment).

For purposes of this discussion, a “United States holder” means:

● a citizen or resident of the United States;

● a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or in the District of Columbia;

●     a trust, the substantial decisions of which are controlled by one or more United States persons and which is subject to the primary supervision of a United States court, or a trust that validly has elected under applicable Treasury Regulations to be treated as a United States person for United States federal income tax purposes; or

● an estate that is subject to United States federal income tax on its income regardless of its source.

          Holders of TurboChef common stock who are not United States holders may have different tax consequences than those described below and are urged to consult their own tax advisors regarding the tax treatment to them under United States and non-United States tax laws.

          This discussion does not address all of the United States federal income tax consequences that may be relevant to particular United States holders in light of their individual circumstances, and does not address any aspect of state, local, foreign, estate or gift taxation that may be applicable to a United States holder. In addition, this discussion does not consider any specific facts or circumstances that may be relevant to a United States holder subject to special rules under United States federal income tax laws, including without limitation:

● banks, trusts and other financial institutions;

● tax-exempt organizations;

● insurance companies;

● cooperatives;

● dealers in securities or foreign currencies;

● mutual funds, regulated investment companies or real estate investment trusts;

● traders in securities that elect to use a mark-to-market method of accounting;

● holders whose functional currency is not the United States dollar;

● partnerships or other entities treated as partnerships for United States federal income tax purposes;

● holders who hold shares as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction; and

● holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

          If a partnership or other entity treated as a partnership for United States federal income tax purposes holds shares of TurboChef common stock, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding TurboChef common stock should consult their tax advisors about the tax consequences of the merger to them.

          This discussion is based upon the provisions of the Code, applicable Treasury Regulations, published positions of the Internal Revenue Service (the “IRS”), judicial decisions and other applicable authorities, all as in effect on the date of the registration statement of which this proxy statement/prospectus is a part. There can be no assurance that future legislative, administrative or judicial changes or interpretations, which changes or interpretations could apply retroactively, will not affect the accuracy of this discussion. No rulings have been or will be sought from the IRS concerning the tax consequences of the merger, and none of the tax opinions of counsel delivered in connection with the merger will be binding on the IRS or any court. As such, there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the merger described in this discussion or the tax opinions of counsel, or that any such contrary position would not be sustained.

          Tax matters are very complicated, and the tax consequences of the merger to TurboChef stockholders will depend on each such stockholder’s particular tax situation. TURBOCHEF STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND OF CHANGES IN APPLICABLE TAX LAWS.

Tax Consequences of the Merger

          In connection with the filing of the registration statement of which this proxy statement/prospectus forms a part, Skadden Arps, Slate, Meagher & Flom LLP, counsel to Middleby, has delivered an opinion to Middleby (which is filed as Exhibit 8.1 to the registration statement), and Paul, Hastings, Janofksy & Walker LLP, counsel to TurboChef, has delivered an opinion to TurboChef (which is filed as Exhibit 8.2 to the registration statement), in each case, to the effect that for United States federal income tax purposes (i) the merger will qualify as a “reorganization” within the meaning of section 368(a) of the Code and (ii) Middleby, Chef Acquisition Corp. and TurboChef will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code. Accordingly, as a reorganization to which Middleby, Chef Acquisition Corp. and TurboChef will each be a party, the merger will have the following tax consequences:

●     A TurboChef common stockholder who exchanges his or her shares of TurboChef common stock for cash (other than cash in lieu of a fractional share of Middleby common stock) and shares of Middleby common stock pursuant to the merger will recognize gain (but will not recognize any loss), and the gain recognized will be equal to the lesser of (i) any cash received (other than cash received in lieu of a fractional share of Middleby common stock) and (ii) the excess, if any, of (x) the sum of the cash received (other than cash received in lieu of a fractional share of Middleby common stock) and the fair market value of the Middleby common stock received (determined at the effective time of the merger) over (y) the TurboChef common stockholder’s tax basis in the shares of TurboChef common stock exchanged therefor. The amount of gain (or non-recognized loss) must be computed separately for each block of TurboChef common stock that was purchased by the TurboChef common stockholder in the same transaction, and a loss realized on one block of stock may not be used to offset a gain realized on another block of stock. A TurboChef common stockholder to whom these rules may apply should consult his or her tax advisor regarding the manner in which gain or loss should be computed for different blocks of TurboChef common stock surrendered in the merger. Any recognized gain will be long-term capital gain if the stockholder’s holding period for the shares of TurboChef common stock surrendered is more than one year at the effective time of the merger, except as discussed immediately below.

●     Notwithstanding the above, if the cash received (other than cash in lieu of a fractional share of Middleby common stock) has the effect of a distribution of a dividend, any recognized gain will be treated as a dividend to the extent of the TurboChef stockholder’s ratable share of accumulated earnings and profits as computed for United States federal income tax purposes. The determination of whether any gain recognized in the merger will be treated as capital gain or dividend income will depend upon whether, and to what extent, the exchange in the merger reduces the TurboChef common stockholder’s deemed percentage ownership interest in Middleby after the merger. For purposes of this determination, a TurboChef common stockholder will be treated as if he or she first exchanged all of his or her shares of TurboChef common stock solely for shares of Middleby common stock and then Middleby immediately redeemed a portion of those shares in exchange for the cash that the TurboChef common stockholder actually received (excluding cash received in lieu of a fractional share of Middleby common stock). In determining whether the receipt of cash has the effect of a distribution of a dividend, the Code’s constructive ownership rules must be taken into account. The IRS has indicated in rulings that any reduction in the interest of a minority stockholder who owns a small number of shares in a publicly and widely held corporation and who exercises no control over corporate affairs would result in capital gain as opposed to dividend treatment. Each TurboChef common stockholder should consult his or her tax advisor regarding the application of these rules.

●     Each TurboChef stockholder’s aggregate tax basis in the shares of Middleby common stock received in the merger will be the same as his or her aggregate tax basis in the TurboChef common stock surrendered in the merger (including any fractional share of Middleby common stock for which cash is received), increased by the amount of gain recognized (including any portion of the gain that is treated as a dividend as described above, but excluding any gain attributable to the receipt of cash in lieu of a fractional share of Middleby common stock) and decreased by (i) any cash received (other than cash received in lieu of a fractional share of Middleby common stock) and (ii) the amount of any tax basis allocable to any fractional share interest for which cash is received. The holding period of the shares of Middleby common stock received in the merger by a TurboChef common stockholder will include the holding period of the shares of TurboChef common stock that he or she surrendered in the merger. If a TurboChef common stockholder has differing tax bases and/or holding periods in respect of the stockholder’s shares of TurboChef common stock, the stockholder should consult with a tax advisor in order to identify the tax bases and/or holding periods of the particular shares of Middleby common stock that the stockholder receives.

●     A cash payment received by a TurboChef common stockholder in lieu of a fractional share of Middleby common stock will be treated as received in exchange for that fractional share interest, and gain or loss will be recognized for federal income tax purposes on the receipt of the cash payment, measured by the difference between the amount of cash received and the portion of the basis of the TurboChef common stock allocable to the fractional share interest. The gain or loss will be long-term capital gain or loss if the TurboChef common stock is considered to have been held for more than one year at the effective time of the merger. The deductibility of capital losses is subject to limitations.

          It is also a condition to each of Middleby’s and TurboChef’s obligation to complete the merger that they receive opinions from their respective counsel (or from the other party’s counsel), dated the closing date of the merger, to the effect that for United States federal income tax purposes (i) the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code and (ii) Middleby, Chef Acquisition Corp. and TurboChef will each be a “party to the reorganization” within the meaning of Section 368(a) of the Code. The closing date opinions of counsel will be, and the opinions filed as Exhibits 8.1 and 8.2 to the registration statement have been, given in reliance on customary representations of Middleby and TurboChef and assumptions as to certain factual matters. In addition, the closing date opinions of counsel will be, and the opinions filed as Exhibit 8.1 and 8.2 to the registration statement are, subject to certain qualifications and limitations as set forth in such opinions. If any of the facts, representations or assumptions upon which these opinions are based is inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected.

TurboChef Stockholders Exercising Appraisal Rights

          TurboChef common stockholders are entitled to appraisal rights in connection with the merger, subject to properly perfecting such rights. If a TurboChef common stockholder receives cash pursuant to the exercise of appraisal rights, such stockholder will recognize gain or loss, measured by the difference between the amount of cash received and such holder’s tax basis in such TurboChef common stock. A TurboChef common stockholder who exercises appraisal rights is urged to consult his or her tax advisor.

Reporting Requirements

          A United States holder who receives shares of Middleby common stock as a result of the merger will be required to retain records pertaining to the merger. Each United States holder who is required to file a United States federal income tax return and who is a “significant holder” that receives shares of Middleby common stock will be required to file a statement with such holder’s United States federal income tax return setting forth, among other information, the fair market value (determined immediately before the merger) of the holder’s TurboChef common stock that was transferred in the merger and the holder’s tax basis (determined immediately before the merger) in the TurboChef common stock. A “significant holder” is a United States holder who, immediately before the merger, owned either (i) at least 5% (by vote or value) of the outstanding stock of TurboChef or (ii) securities of TurboChef with a tax basis of $1.0 million or more.

Accounting Treatment of the Merger

In accordance with GAAP, Middleby will account for the merger using the purchase method of accounting for business combinations.

Regulatory Matters

          The merger is subject to review by the Antitrust Division and the FTC under the HSR Act. Under the HSR Act, TurboChef and Middleby are required to make pre-merger notification filings and must await the expiration of statutory waiting periods prior to completing the merger. TurboChef and Middleby each filed notification and report forms under the HSR Act with the FTC and the Antitrust Division on August 26, 2008. The completion of the merger is conditioned upon the expiration or earlier termination of any applicable waiting period or the receipt of required approval under the HSR Act, or any other similar applicable laws. The FTC granted early termination of the applicable waiting periods under the HSR Act in connection with the merger on September 16, 2008.

          In addition, during or after the statutory waiting periods, and even after completion of the merger, any of the Antitrust Division, the FTC, or other United States or foreign governmental entities could challenge or seek to block the merger under the antitrust laws, as it deems necessary or desirable in the public interest. Moreover, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. TurboChef and Middleby cannot be sure that a challenge to the merger will not be made or that, if a challenge is made, TurboChef and Middleby will prevail.

Certain Litigation

          On September 9, 2008, a purported shareholder class action lawsuit was filed in the Superior Court of Fulton County, Georgia, on behalf of the public stockholders of TurboChef, challenging TurboChef’s proposed merger with Middleby. The complaint names TurboChef, Middleby and the current members of TurboChef’s board of directors as defendants. Among other things, the complaint alleges breach of fiduciary duty by TurboChef’s directors in connection with approval of the merger agreement. TurboChef and Middleby believe that the lawsuit is without merit and intend to vigorously defend it.

Appraisal Rights

          Holders of shares of TurboChef common stock who do not vote in favor of the merger proposal and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the merger under Section 262 of the Delaware General Corporation Law, which we refer to as Section 262.

          The following discussion is not a complete statement of the law pertaining to appraisal rights under the Delaware General Corporation Law and is qualified in its entirety by the full text of Section 262 which is attached as Annex D to this proxy statement/prospectus. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262.

          Under Section 262, holders of shares of TurboChef common stock who do not vote in favor of the merger proposal and who otherwise follow the procedures set forth in Section 262 will be entitled to have their shares appraised by the Delaware Court of Chancery, which we refer to as the Court, and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, as determined by the Court, together with interest, if any, to be paid upon the amount determined to be the fair value.

          Under Section 262, where a merger agreement is to be submitted for adoption at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available for any and all shares and include in the notice a copy of Section 262. This proxy statement/prospectus shall constitute the notice, and the full text of Section 262 is attached as Annex D to this proxy statement/prospectus. Any holder of TurboChef common stock who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex D carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of common stock, TurboChef believes that if a stockholder considers exercising such rights, such stockholder should seek the advice of legal counsel.

          Filing Written Demand. Any holder of TurboChef common stock wishing to exercise appraisal rights must deliver to TurboChef, before the vote on the merger proposal at the TurboChef special meeting, a written demand for the appraisal of the stockholder’s shares, and that stockholder must not vote in favor of the merger proposal. A holder of shares of TurboChef common stock wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the closing date of the merger, since appraisal rights will be lost if the shares are transferred prior to the effective date of the merger. The holder must not vote in favor of the merger proposal. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the merger proposal, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the merger proposal or abstain from voting on the merger proposal. Neither voting against the merger proposal, nor abstaining from voting or failing to vote on the merger proposal, will in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the merger proposal. The demand must reasonably inform TurboChef of the identity of the stockholder as well as the intention of the stockholder to demand an appraisal of the “fair value” of the shares held by the holder. A stockholder’s failure to make the written demand prior to the taking of the vote on the merger proposal at the TurboChef special meeting will constitute a waiver of appraisal rights.

          Only a holder of record of shares of TurboChef common stock is entitled to demand an appraisal of the shares registered in that holder’s name. A demand for appraisal in respect of shares of TurboChef common stock should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears on the holder’s stock certificates, should specify the holder’s name and mailing address and the number of shares registered in the holder’s name and must state that the person intends thereby to demand appraisal of the holder’s shares in connection with the merger. TurboChef stockholders whose shares of TurboChef common stock are held in a stock brokerage account or by a bank or other nominee and who wish to exercise appraisal rights are urged to consult with their broker, bank or other nominee to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

All written demands for appraisal pursuant to Section 262 should be sent or delivered to TurboChef at Six Concourse Parkway, Suite 1900, Atlanta, Georgia 30328, Attn: Chief Financial Officer.

          At any time within 60 days after the effective date of the merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the terms offered pursuant to the merger agreement by delivering to the surviving corporation a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective date of the merger will require written approval of the surviving corporation. No appraisal proceeding in the Court will be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the merger consideration offered pursuant to the merger agreement within 60 days after the closing date of the merger. If the surviving corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or, except with respect to any stockholder who withdraws such stockholder’s right to appraisal in accordance with the proviso in the immediately preceding sentence, if the Court does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration being offered pursuant to the merger agreement.

          Notice by the Surviving Corporation. Within ten days after the effective date of the merger, the surviving corporation must notify each holder of TurboChef common stock who has made a written demand for appraisal pursuant to Section 262, and who has not voted in favor of the merger proposal, that the merger has become effective.

          Filing a Petition for Appraisal. Within 120 days after the effective date of the merger, but not thereafter, the surviving corporation or any holder of TurboChef common stock who has complied with Section 262 and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition with the Court demanding a determination of the fair value of the shares held by all dissenting holders. The surviving corporation is under no obligation to, and has no present intention to, file a petition, and holders should not assume that the surviving corporation will file a petition. Accordingly, it is the obligation of the holders of TurboChef common stock to initiate all necessary action to perfect their appraisal rights in respect of shares of TurboChef common stock within the time prescribed in Section 262. Within 120 days after the effective date of the merger, any holder of TurboChef common stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares not voted in favor of the merger proposal and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within ten days after a written request therefor has been received by the surviving corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing, a person who is the beneficial owner of shares of TurboChef common stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from TurboChef the statement described in this paragraph.

          If a petition for an appraisal is timely filed by a holder of shares of TurboChef common stock and a copy thereof is served upon the surviving corporation, the surviving corporation will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares of TurboChef common stock have not been reached. After notice to the TurboChef stockholders as required by the Court, the Court is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Court may require the stockholders who demanded an appraisal for their shares and who hold shares of TurboChef common stock represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with the direction, the Court may dismiss the proceedings as to the stockholder.

          Determination of Fair Value. After the Court determines the holders of TurboChef common stock entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court shall determine the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court will take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment.

          Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares and that an investment banking opinion as to fairness from a financial point of view is not necessarily an opinion as to fair value under Section 262. Although TurboChef believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Neither Middleby nor TurboChef anticipate offering more than the applicable merger consideration to any stockholder exercising appraisal rights, and reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of TurboChef common stock is less than the applicable merger consideration.

          If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable under the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the shares entitled to be appraised.

          If any stockholder who demands appraisal of shares of TurboChef common stock under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s shares of TurboChef common stock will be deemed to have been converted at the effective date of the merger into the right to receive the merger consideration pursuant to the merger agreement. A stockholder will fail to perfect, or effectively lose, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective date of the merger. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 and accept the merger consideration offered pursuant to the merger agreement.

          Failure to comply strictly with all of the procedures set forth in Section 262 will result in the loss of a stockholder’s statutory appraisal rights. Consequently, any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise those rights.

Listing of Middleby Common Stock Issued in the Merger

          Application will be made to have the shares of Middleby common stock issued in the merger approved for listing on the NASDAQ Global Select Market, where Middleby common stock currently is traded under the symbol “MIDD.”

Delisting and Deregistration of TurboChef Common Stock

          If the merger is completed, TurboChef common stock will be delisted from the NASDAQ Global Market and deregistered under the Exchange Act, and TurboChef will no longer file periodic reports with the SEC.

Restrictions on Sale of Shares of Middleby Common Stock Received in the Merger

          The shares of Middleby common stock to be issued in connection with the merger will be registered under the Securities Act and will be freely transferable, except for shares of Middleby common stock issued to any person who is deemed to be an “affiliate” of Middleby for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be “affiliates” of Middleby include individuals or entities that control, are controlled by, or are under common control with Middleby and may include the executive officers, directors and significant stockholders of Middleby. Former TurboChef stockholders who were affiliates of TurboChef at the time of the TurboChef special meeting, and who do not become affiliates of Middleby after the completion of the merger, may sell their Middleby common stock received in the merger at any time without regard to the volume and manner of sale limitations of Rule 144 under the Securities Act. Former TurboChef stockholders who become affiliates of Middleby after completion of the merger will be subject to the volume and manner of sale limitations of Rule 144 under the Securities Act, until each such stockholder is no longer, and has not been for the period specified in Rule 144, an affiliate of Middleby.

          This proxy statement/prospectus does not cover resales of shares of Middleby common stock received by any affiliate of Middleby upon completion of the merger, and no such affiliate is authorized to make any use of this proxy statement/prospectus in connection with any resale.

THE MERGER AGREEMENT

          The following summary describes the material provisions of the merger agreement. The provisions of the merger agreement are complicated and not easily summarized. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary. This summary may not contain all of the information about the merger agreement that is important to you. The merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus, and we encourage you to read it carefully in its entirety for a more complete understanding of the merger agreement.

The Merger

          The merger agreement provides for the merger of TurboChef with and into Chef Acquisition Corp., a newly formed, wholly owned subsidiary of Middleby. Chef Acquisition Corp. will survive the merger as a wholly-owned subsidiary of Middleby.

Closing and Effective Time of the Merger

          The effective time of the merger, which we refer to in this proxy statement/prospectus as the “effective time,” will occur on the closing date of the merger at the time that the parties file a certificate of merger with the Secretary of State of the State of Delaware (or a later time as TurboChef and Middleby may agree and specify in the certificate of merger). The closing date of the merger will occur on the second business day following the satisfaction (or waiver if permissible under applicable laws and the terms of the merger agreement) of the conditions described under “—Conditions to Obligations to Complete the Merger” beginning on page 79 of this proxy statement/prospectus (other than those which, by their nature are to be satisfied at the closing of the merger, but subject to the satisfaction or waiver, if permissible, of such conditions), or such other date as is mutually agreeable to TurboChef and Middleby.

Merger Consideration

          Upon completion of the merger, each outstanding share of TurboChef common stock (other than shares owned by TurboChef, Middleby, Chef Acquisition Corp. or any subsidiary of TurboChef or Middleby and shares held in the treasury of TurboChef, which shares will be cancelled and retired, and other than shares as to which a TurboChef stockholder has properly perfected appraisal rights, which shares will be treated as described below under “The Merger—Appraisal Rights” beginning on page 64 of this proxy statement/prospectus) will be cancelled and converted into the right to receive $3.67 in cash and 0.0486 of a share of Middleby common stock (subject to adjustment in certain circumstances to preserve the intended treatment of the merger as a “reorganization” for United States federal income tax purposes as more fully discussed below) upon surrender of the certificate representing such share of TurboChef common stock in the manner provided in the merger agreement. Based on the closing sale price for Middleby common stock on November 25, 2008, the latest practicable trading date before the printing of this proxy statement/prospectus, the 0.0486 of a share of Middleby common stock and $3.67 in cash represented approximately $ 5.06 in value for each share of TurboChef common stock. Upon completion of the merger, holders of outstanding options to purchase TurboChef common stock (other than options under TurboChef’s 1994 Stock Option Plan which will be assumed by Middleby) will be entitled to receive a cash payment; however, if at the effective time of the merger, the exercise price of an option is greater than the aggregate value of the cash payment otherwise payable, such option will be cancelled and the holder of such option will not receive any merger consideration in exchange for such option. Upon completion of the merger, holders of restricted stock units and preferred unit exchange rights will be entitled to receive the merger consideration. For more information see “—Treatment of TurboChef Stock Options and Restricted Stock Units” beginning on page 69 of this proxy statement/prospectus.

          The consideration payable to TurboChef stockholders in the merger will be equitably adjusted to reflect any change in the outstanding shares of capital stock of TurboChef or Middleby between the date of the merger agreement and the effective time by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, any stock dividend thereon with a record date during such period. However, the taking of such actions by TurboChef are limited by the covenants in the merger agreement as described below under “—Conduct of Business of TurboChef Pending Completion of the Merger” beginning on page 73 of this proxy statement/prospectus.

          Based on the number of shares of TurboChef common stock outstanding as of November 25, 2008, TurboChef stockholders and holders of options, restricted stock units and preferred unit exchange rights will receive a total merger consideration of approximately $ 116,267,101 in cash and 1,539,668  shares of Middleby common stock, subject to the receipt of cash in respect of fractional shares as described below. Based on the number of shares of Middleby common stock expected to be issued in the merger and the number of shares of Middleby common stock outstanding on the date of this proxy statement/prospectus, upon the closing of the merger it is expected that TurboChef’s former stockholders will own approximately 8.3 % of the then outstanding Middleby common stock. The above share number and percentage will fluctuate based on changes in outstanding Middleby and TurboChef shares prior to the closing.

          Upon completion of the merger, Middleby stockholders will continue to own their existing shares of Middleby common stock. However, because Middleby will be issuing new shares of Middleby common stock in the merger, each outstanding share of Middleby common stock immediately prior to the merger will represent a smaller percentage of the total number of shares of Middleby common stock outstanding after the merger. Holders of TurboChef securities before the merger will hold approximately % of the then outstanding Middleby common stock upon completion of the merger.

Treatment of TurboChef Stock Options and Restricted Stock Units

          The merger agreement provides that immediately prior to the Closing all unvested restricted stock units that settle in shares of TurboChef common stock will become vested as to the number of shares of TurboChef Common Stock that are subject to such units as of the Closing. By virtue of the merger each such unit will be cancelled and converted into the right to receive the merger consideration in respect of such number of TurboChef Common Stock that are subject to each unit. At the closing of the merger, TurboChef shall terminate the TurboChef 2003 Stock Incentive Plan and each outstanding option to purchase shares of TurboChef common stock, other than options under TurboChef’s 1994 Stock Option Plan to be assumed by Middleby in the merger, will be cancelled in exchange for the right to receive a cash payment for each share underlying such option equal to the excess, if any, of (i) the $3.67 cash consideration payable in respect of the shares of TurboChef common stock plus (ii) 0.0486 multiplied by the value of a share of Middleby common stock over (iii) the exercise price of the unexercised options. The value of a share of Middleby common stock for these purposes will be determined based on the average of the last reported sales price of Middleby common stock at the end of regular trading hours on the NASDAQ Global Select Market for the ten trading days ending on the third business day prior to the closing date of the merger. As a result of this formula, if, at the effective time of the merger, the exercise price of an option awarded under the TurboChef 2003 Stock Incentive Plan is greater than the aggregate value of the cash consideration otherwise payable, such option will be cancelled and the holder of such option will not receive any cash consideration in exchange for such option.

          Each share of TurboChef common stock subject to outstanding restricted stock unit awards and outstanding preferred unit exchange rights will automatically be converted into the right to receive the merger consideration.

          The exact amount of the cash consideration payable in respect of an option will depend on the market price of Middleby common stock for the ten trading days on the NASDAQ Global Select Market ending on the third business day prior to the closing date of the merger and the exercise price of the unexercised option.

          The merger agreement provides that Middleby will assume all outstanding options under TurboChef’s 1994 Stock Option Plan and all outstanding warrants.

Fractional Shares

          Middleby will not issue fractional shares of Middleby common stock in connection with the merger. Instead, each holder of TurboChef common stock who would otherwise be entitled to receive a fraction of a share of Middleby common stock will receive, in lieu thereof, cash (without interest) in an amount equal to such fraction multiplied by the last reported sales price of Middleby common stock at the end of regular trading hours on the NASDAQ Global Select Market on the last trading day immediately preceding the closing date of the merger.

Adjustments to Preserve Intended Tax Treatment

          The merger is structured to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and Middleby and TurboChef have each received opinions to that effect from their respective counsel in connection with the filing of the registration statement of which this proxy statement/prospectus forms a part. In addition, it is a condition to each of Middleby’s and TurboChef’s obligation to complete the merger that they receive the aforementioned opinions from their respective counsel (or from the othe rparty’s counsel) dated the closing date of the merger. In order to qualify as a “reorganization,” at least 40% of the total consideration received by the TurboChef stockholders must be in the form of Middleby stock (as determined on the last business day before the date on which the merger agreement was executed). To preserve the intended United States federal income tax treatment of the merger as a “reorganization”, the merger agreement provides for an adjustment to the amount of cash and Middleby stock received by each TurboChef stockholders in the event that TurboChef (or its successor) is required to pay cash to TurboChef stockholders who properly perfect appraisal rights with respect to their shares of TurboChef common stock. If cash payments are required with respect to dissenting shares, the cash consideration payable to non-dissenters for each share of TurboChef common stock will be reduced pro rata, and the Middleby stock consideration (and exchange ratio) payable to non-dissenters for each share of TurboChef common stock will correspondingly be increased pro rata, by an aggregate amount equal to the cash paid with respect to dissenting shares that exceeds the $3.67 in cash per share that otherwise would have been paid.

Exchange Procedures

          Prior to the effective time, Middleby will select a commercial bank or trust company reasonably satisfactory to TurboChef to act as the exchange agent under the merger agreement. At the effective time, Middleby will deposit with the exchange agent an amount of cash sufficient to pay the total cash merger consideration and certificates evidencing the aggregate number of shares of Middleby common stock to be issued to TurboChef stockholders in the merger. In addition, as necessary after the effective time, Middleby will deposit with the exchange agent cash to be issued in lieu of fractional shares of Middleby common stock. The foregoing cash and securities deposited with the exchange agent are collectively referred to herein as the “exchange fund.”

          Promptly after the effective time, the exchange agent will mail to each record holder of TurboChef common stock a letter of transmittal and instructions for surrendering the record holder’s stock certificates (or, in the case of uncertificated shares, delivery of an “agent’s message” with respect to shares held in book-entry form) in exchange for the merger consideration issuable to each such holder in connection with the merger. Upon proper surrender of a TurboChef stock certificate together with a duly executed and completed letter of transmittal covering such shares (or delivery of an “agent’s message” in the case of uncertificated shares evidenced only in book-entry form) and such other documents as may be reasonably required by the exchange agent, in accordance with the exchange agent’s instructions, each such holder of TurboChef stock will be entitled to receive:

●	the cash merger consideration payable to such holder in connection with the merger;

●	a certificate representing the whole number of shares of Middleby common stock issuable to such holder in connection with the merger; and

●	cash in lieu of any fractional share of Middleby common stock issuable to such holder in connection with the merger.

          The parties have agreed to make appropriate provisions for the payment by the exchange agent of the cash consideration and merger consideration, as applicable, to holders of outstanding options (other than options to be assumed by Middleby), restricted stock units and exchange rights as of the effective time.

          As of the effective time, all shares of TurboChef common stock (other than shares owned by TurboChef, Middleby or Chef Acquisition Corp. or any subsidiary of TurboChef or Middleby and shares held in the treasury of TurboChef which will be cancelled for no consideration and other than shares as to which a TurboChef stockholder has properly perfected dissenter’s rights, which shares will be treated as described below under “—Appraisal Rights” beginning on page 64 of this proxy statement/prospectus) will be cancelled and will cease to have any rights except the right to receive (without interest) the cash, Middleby common stock and cash in lieu of any fractional share of Middleby common stock, if any, to which the holder of any such certificate is entitled under the merger agreement. After the effective time, TurboChef will not register any transfers of TurboChef common stock on its stock transfer books other than transfers that occurred prior to the effective time.

          Any portion of the exchange fund deposited with the exchange agent that remains unclaimed by former holders of TurboChef common stock for six months after the effective time will be delivered to the surviving corporation. Former holders of TurboChef common stock who have not complied with the above-described exchange and payment procedures may thereafter only look to the surviving corporation for payment of the cash, Middleby common stock and cash in lieu of any fractional share of Middleby common stock, if any, to which the holder of any such certificate is entitled in respect of those shares of TurboChef common stock without any interest thereon. None of TurboChef, Middleby, the surviving corporation or the exchange agent will be liable to any holders of TurboChef common stock or Middleby common stock for any merger consideration or option consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws.

          Holders of TurboChef common stock should not send in their TurboChef stock certificates until they receive a letter of transmittal from the exchange agent with instructions for the surrender of TurboChef stock certificates.

Distributions, Interest Payments or Other Payments with Respect to Unexchanged Shares

          Holders of TurboChef common stock are not entitled to receive any dividends or other distributions on Middleby common stock until the merger is completed. After the merger is completed, holders of TurboChef common stock will be entitled to dividends and other distributions with a record date after the effective time with respect to the number of whole shares of Middleby common stock that they are entitled to receive upon exchange of their TurboChef common stock. Such holders will not be entitled to receive these dividends and distributions, however, until they surrender their TurboChef common stock certificates to the exchange agent in accordance with the exchange agent’s instructions.

Lost, Stolen and Destroyed Certificates

          If a TurboChef stock certificate is lost, stolen or destroyed, the person claiming that such certificate is lost, stolen or destroyed must deliver an affidavit of that fact and, if required by the surviving corporation, may also have to provide an indemnity bond, prior to receiving any merger consideration.

Directors and Officers of the Surviving Corporation

          At the effective time of the merger, the directors of Chef Acquisition Corp. immediately prior to the effective time will be the initial directors of the surviving corporation and the officers of TurboChef immediately prior to the effective time will be the initial officers of the surviving corporation until their earlier resignation or replacement by Middleby.

Representations and Warranties of TurboChef and Middleby

          The merger agreement contains customary representations and warranties made by TurboChef on the one hand, and each of Middleby and Chef Acquisition Corp. on the other, regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the merger. Many of the representations and warranties described below and included in the merger agreement were made by TurboChef and Middleby to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the merger agreement and may be subject to important materiality, knowledge and other similar qualifications and limitations agreed to by TurboChef and Middleby in connection with negotiating its terms. Moreover, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders, or may have been used for the purpose of allocating risk between TurboChef and Middleby rather than establishing matters as facts. See “Where You Can Find More Information” beginning on page  93 of this proxy statement/prospectus.

          The representations and warranties made by TurboChef to Middleby and Chef Acquisition Corp. in the merger agreement include representations and warranties relating to the following matters:

●	corporate existence and organization, good standing, corporate power and authority;

●	authority relative to, and validity and binding effect of, the merger agreement and the ancillary documents related thereto to which it is a party;

●	compliance with laws by TurboChef, its subsidiaries and their respective directors and officers;

●	capital structure, including the particular number of outstanding shares of TurboChef common stock, stock options and other equity-based interests;

●	ownership of, and absence of restrictions and encumbrances with respect to, the capital stock of subsidiaries;

●
absence of (i) any conflict with or violation of the certificate of incorporation or bylaws of TurboChef or its subsidiaries, (ii) any conflict with or violation of any contract, (iii) creation of encumbrances (other than certain permitted encumbrances) on any properties of TurboChef or its subsidiaries, (iv) any required approvals, consents or other similar action of any governmental entity (other than certain specified consents and approvals), or (v) violations of applicable law, in each case as a result of entering into and carrying out the obligations contained in the merger agreement and the ancillary documents related thereto;

●	SEC filings and the financial statements contained in those filings;

●	absence of certain changes from December 31, 2007 to August 12, 2008;

●	taxes and tax returns;

●	employee benefits;

●
entitlements to finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to the merger agreement or the consummation of the transactions contemplated thereby;

●	maintenance of and compliance with licenses and permits;

●	environmental compliance and disclosure;

●	title to assets;

●	labor and employment matters;

●	intellectual property;

●	material contracts and the absence of breaches of material contracts;

●	absence of certain undisclosed liabilities;

●	litigation;

●	insurance;

●	real estate;

●	absence of certain affiliate transactions;

●	receipt of a fairness opinion of Goldman Sachs;

●	internal accounting controls and disclosure controls and procedures; and

●	accuracy of information supplied for this proxy statement/prospectus and other documents filed or to be filed with the SEC in connection with the transactions provided for in the merger agreement.

The representations and warranties made by Middleby and Chef Acquisition Corp. to TurboChef in the merger agreement include representations and warranties relating to the following subject matters:

●	corporate existence and organization, good standing, corporate power and authority;

●	authority relative to, and validity and binding effect of, the merger agreement, the ancillary documents related thereto to which it is or will be a party;

●	capital structure, including the particular number of outstanding shares of Middleby common stock, stock options and other equity-based interests;

●
absence of (i) any conflict with or violation of the certificate of incorporation or bylaws of Middleby or Chef Acquisition Corp., (ii) any conflict with or violation of any contract, (iii) creation of encumbrances on any properties of Middleby or its subsidiaries, (iv) any required approvals, consents or other similar action of any governmental entity (other than certain specified consents and approvals), or (v) violations of applicable law, in each case as a result of entering into and carrying out the obligations contained in the merger agreement and the ancillary documents related thereto;

●	SEC filings and the financial statements contained in those filings;

●	internal accounting controls and disclosure controls and procedures;

●	adequacy of funding and available Middleby common stock to pay the merger consideration required at the closing;

●	absence of Middleby-owned shares of TurboChef common stock;

●	interim operations of Chef Acquisition Corp.;

●
entitlements to finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations lending to the merger agreement or the consummation of the transactions contemplated thereby; and

●	accuracy of information supplied for this proxy statement/prospectus and other documents filed or to be filed with the SEC in connection with the transactions provided for in the merger agreement.

Conduct of Business of TurboChef Pending Completion of the Merger

TurboChef has agreed, until the effective time, except for certain scheduled exceptions or as required by the merger agreement, to and to cause each of its subsidiaries to:

●	conduct their respective businesses and operations in its usual, regular and ordinary course consistent with past practice;

●
use their reasonable best efforts to (i) preserve intact their business organizations, (ii) keep available the services of the officers and employees of TurboChef and each of its subsidiaries, and (iii) maintain good relations with customers, suppliers, employees, contractors, distributors and others having business relationships with them;

●	not amend its organizational documents;

●	not issue, sell or encumber or register for issuance or sale any of its equity securities except with respect to options, warrants and purchase rights outstanding on the date of the merger agreement;

●	not effect any stock split, combination, reclassification or conversion or exchange of any of its capital stock or otherwise change its capitalization;

●	not redeem, purchase or otherwise acquire any shares of its capital stock or the capital stock of any of its subsidiaries;

●
not sell, lease, license or otherwise dispose of any of its assets or encumber any assets except in the ordinary course of business consistent with past practice, for amounts in excess of $100,000 in the aggregate;

●	not merge with or acquire any person or any equity interests, securities or assets of a person, any division or business of any person, for amounts in excess of $100,000 in the aggregate;

●
not incur or assume any indebtedness except for (i) working capital purposes in the ordinary course of business under existing credit facilities, or (ii) capital expenditures made in accordance with previously adopted capital budgets, for amounts in excess of $100,000 in the aggregate;

●	not make any loans, advances or capital contributions to, or investments in, any person for amounts in excess of $100,000 in the aggregate;

●
not enter into, extend or amend any existing employment, severance, consulting, employee benefit plans, collective bargaining agreement, salary continuation agreements or any other similar agreements, increase the compensation or benefits payable to or that become payable to any officer, director, employee or affiliate of TurboChef, make any loans or advances to any of its officers, directors, employees, agents, consultants or affiliates or change its existing borrowing or lending arrangements except as required by law or to satisfy existing contractual obligations;

●
pay or arrange for the payment of any pension, retirement allowance or other employee benefit, or pay or make any arrangement for payment of any amount relating to unused vacation days to any officer, director, employee or affiliate or to any officers, directors, employees or affiliates of TurboChef, except payments and accruals made in the ordinary course of business consistent with past practice or as may be required pursuant to an existing benefit plan or applicable laws;

●
adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits to any director, officer or employee, whether past or present, except as may be required pursuant to an existing benefit plan or applicable laws, or amend in any material respect any existing plan, agreement or arrangement;

●	not make any change in accounting methods, principles or practices except as required by changes in applicable law or GAAP;

●	not settle or otherwise dispose of any litigation or proceeding other than those that involve the payment of monetary damages not in excess of $500,000 in the aggregate;

●	not make any material tax election, change any tax election made or enter into any settlement, compromise or waiver of the statute of limitations for any material tax liability;

●
not liquidate, dissolve, merge, consolidate, restructure, recapitalize or otherwise reorganize TurboChef or any of its subsidiaries or alter the corporate structure of any of its subsidiaries (other than the merger);

●	not declare or set aside or pay any dividend or other distribution in respect of the capital stock of TurboChef;

●	not amend, modify or terminate any material contract, or otherwise waive, release or assign any material rights, claims or benefits of TurboChef or any of its subsidiaries under such contracts; and

●	not authorize or agree in writing or otherwise to take any of the foregoing actions.

Efforts and Assistance

          Under the terms of the merger agreement, each of TurboChef, Middleby and Chef Acquisition Corp. must use its reasonable best efforts to take, or cause to be taken, all actions, to file, or caused to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the merger agreement and the ancillary documents related thereto, including obtaining all necessary approvals of governmental entities or third parties.

          In addition, TurboChef must provide reasonable cooperation in connection with the arrangement of financing as may be reasonably requested by Middleby (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of TurboChef or any of its subsidiaries), including by:

●	participating in meetings, presentations and other sessions;

●	assisting with preparing materials in connection with the financing; and

●
furnishing Middleby and its financing sources with historical financial information, business and financial projections and similar information regarding TurboChef and its subsidiaries to use in connection with the financing.

          Notwithstanding the foregoing, pursuant to the terms of the merger agreement, (i) neither TurboChef nor any of its subsidiaries will be required to pay any commitment or other similar fee in connection with the financing contemplated by the financing commitment letters or any alternative financing prior to the closing date of the merger, and (ii) any failure by Middleby to obtain such financing shall not relieve Middleby and Chef Acquisition Corp. from their obligations to consummate the merger to the extent all other closing conditions have been satisfied or waived.

Director and Officer Indemnification and Insurance

          For a period of six years after the effective time, Middleby and the surviving corporation must (i) maintain TurboChef’s existing directors’ and officers’ liability insurance coverage covering acts or omissions of its directors and officers for periods at or prior to the effective time of the merger and (ii) maintain indemnification provisions in the surviving corporation’s bylaws that are no less favorable with respect to indemnification than are set forth in TurboChef’s bylaws.

          Middleby may satisfy its obligation to maintain directors’ and officers’ liability insurance coverage by purchasing a six-year pre-paid noncancellable directors’ and officers’ insurance policy covering the current and all former directors or officers of TurboChef and its subsidiaries, and their heirs and representatives, with respect to acts or failures to act prior to the effective time, in a single aggregate amount over the six-year period immediately following the closing date of the merger equal to the policy limits for the current directors’ and officers’ insurance policies as in effect on the date of the merger agreement; provided that Middleby is only required to obtain such coverage as can be obtained at a cost of no more than 150% of the current annual premium paid for such insurance. If Middleby has not purchased a pre-paid policy not later than five business days prior to closing, TurboChef has the right to purchase the policy on terms reasonably acceptable to Middleby.

          If after the effective time, the surviving corporation (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or (ii) transfers all or substantially all of its properties or assets to any person, then proper provisions will be made so that successors and assigns of Middleby or the surviving corporation, as the case may be, will assume all of the obligations described above related to director and officer indemnification and insurance.

Employee Benefits

          During the one-year period following the effective time, Middleby has agreed to provide, or cause the surviving corporation to provide, to each continuing employee of TurboChef and its subsidiaries, compensation and employee benefits that, with respect to each such employee, at the election of Middleby, are substantially comparable in the aggregate to either those provided by Middleby to its similarly situated employees or those provided under TurboChef’s employee benefit plans immediately prior to the effective time with certain exclusions.

          In addition, the merger agreement provides that Middleby will, or will cause its subsidiaries (including the surviving corporation) to, give each continuing employee of TurboChef and its subsidiaries full credit, without duplication, for their service to the same extent that such service was counted under similar TurboChef employee benefit plans for purposes of eligibility and vesting, but not for purposes of benefit accruals and determination of the level of benefits, under any benefit plans made generally available to employees or officers of Middleby, the surviving corporation or their subsidiaries, provided that such crediting of service will not operate to duplicate benefits or the fund of such benefits under any plan. Furthermore, Middleby will, or will cause its subsidiaries (including the surviving corporation) to, (i) waive any preexisting condition limitations otherwise applicable to each continuing employee of TurboChef and its subsidiaries and their eligible dependents under Middleby health benefits plans other than any limitations that were in effect as of the effective time under analogous TurboChef employee benefit plans, (ii) honor deductible, co-payment and out-of-pocket maximums incurred by each continuing employee of TurboChef and its subsidiaries and their eligible dependents under the health plans in which they participated immediately prior to the effective time in satisfying the same under Middleby health plans, and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a continuing employee of TurboChef or its subsidiaries and his or her eligible dependents on or after the effective time to the extent that such person had satisfied a similar limitation or requirement under an analogous TurboChef employee benefit plan prior to the effective time.

          Effective as of no later than the day immediately preceding the closing, TurboChef shall, unless Middleby provides written notice to TurboChef to the contrary no later than five business days prior to the closing, terminate the TurboChef 401(k) plan. Middleby shall cause its 401(k) plan to accept direct rollovers of eligible rollover distributions by TurboChef employees.

Access to Information; Confidentiality

          Under the terms of the merger agreement, during the period prior to the effective time, TurboChef and its subsidiaries must, and must instruct their respective representatives to, provide Middleby and its representatives reasonable access during normal business hours, upon prior notice, to their respective offices, properties, books, contracts, commitments, personnel, records and other documents as Middleby may reasonably request, including furnishing promptly to Middleby (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (ii) reasonably available financial and operating data or information that Middleby may reasonably request. TurboChef must also instruct its representatives to cooperate with reasonable requests of Middleby in its investigation. In addition, TurboChef must provide Middleby with consolidated balance sheets and related statements of income, stockholder’s equity and cash flows of TurboChef and its subsidiaries and its monthly internal financial reporting package for each calendar month following the date of the merger agreement no later than 20 calendar days following the end of each fiscal month.

          Except as required by applicable law, the parties must hold, and must cause their respective representatives to hold, any non-public information in confidence to the extent required by the confidentiality agreement, dated April 15, 2008, between Middleby and TurboChef.

          Upon discovery, each party must give prompt notice to the other, of (i) any failure of TurboChef or Middleby, as the case may be, to materially comply with or satisfy any covenant or agreement to be complied with or satisfied by it under the merger agreement, (ii) the occurrence or failure to occur of any event that would be likely to cause any representation or warranty made by such party in the merger agreement to be untrue or inaccurate in any material respect, (iii) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by the merger agreement, and (iv) with respect to TurboChef, the occurrence of any event, development or circumstance which has had or would be reasonably expected to result in a material adverse effect with respect to TurboChef (as described below under “—Definition of Material Adverse Effect” beginning on page 80 of this proxy statement/prospectus).

No Solicitation by TurboChef

          Under the terms of the merger agreement, subject to certain exceptions described below, TurboChef has agreed that it will not, and that it will cause its subsidiaries and its and their representatives not to:

●
initiate, solicit, initiate or knowingly encourage (including by way of furnishing non-public information) or knowingly induce or take any action designed to or which could reasonably be expected to facilitate the making of any inquiry, offer or proposal which constitutes or could reasonably be expected to lead to, an acquisition proposal (as defined below);

●
enter into, continue or otherwise participate in any discussions or negotiations with, furnish any non-public information to, or otherwise cooperate with any person that is seeking to make or has made an acquisition proposal;

●
fail to make or withdraw or modify in any manner adverse to Middleby the TurboChef board of directors’ recommendation regarding the merger or recommend, adopt or approve, or publicly propose to recommend, adopt or approve an acquisition proposal;

●	grant any waiver or release under any standstill or similar agreement except as required by law; or

●	enter into any letter of intent, understanding or agreement contemplating or otherwise relating to, or that is intended to or could reasonably be expected to lead to an acquisition proposal.

Under the merger agreement, an “acquisition proposal” is any bona fide proposal (other than an offer or proposal by or on behalf of Middleby or its affiliates) for:

●	the direct or indirect acquisition by any person or group of persons of at least 20% of the assets or of over 20% of any class of equity securities of TurboChef or any of its subsidiaries;

●	any tender offer or exchange offer involving any class of equity securities of TurboChef or any of its subsidiaries;

●	any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving TurboChef or any of its subsidiaries; or

●	any other transaction similar to any of the foregoing with respect to TurboChef or any of its subsidiaries, in each case other than any transactions to be effected pursuant to the merger agreement.

          Notwithstanding the foregoing, at any time prior to the adoption of the merger agreement by the stockholders of TurboChef, in response to a bona fide written acquisition proposal that was not initiated or solicited by TurboChef or its subsidiaries or any of its or their representatives after the date of the merger agreement, TurboChef may furnish information and engage in discussions or negotiations with the person making an acquisition proposal that meets the criteria of a “superior proposal” pursuant to a customary confidentiality agreement no less favorable to TurboChef than the confidentiality agreement, dated April 15, 2008 between Middleby and TurboChef. In such event, TurboChef must promptly provide to Middleby any information concerning TurboChef and its subsidiaries which was not previously provided to Middleby.

          Under the merger agreement, a “superior proposal” is any bona fide written acquisition proposal (i) for all but not less than all of the outstanding TurboChef common stock that is reasonably likely to be consummated promptly, (ii) that was not solicited or initiated in violation of the merger agreement, is not conditioned upon obtaining financing or any regulatory approvals beyond or in addition to the types of regulatory approvals required in connection with the merger, and on terms that the TurboChef board of directors determines in good faith, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, is or would reasonably be likely to be, more favorable to the holders of TurboChef common stock from a financial point of view than the transactions contemplated by the merger agreement taking into account all relevant aspects of such offer (in comparison with the terms of the merger agreement and any revised offer by Middleby), including the expected timing and likelihood of consummation of the transaction and all financing, regulatory, legal and other aspects of the proposal and the person making such offer and (iii) and for which, in the good faith belief of the TurboChef board of directors, after consultation with outside legal counsel, a failure by TurboChef to provide information or engage in discussions or negotiations would be reasonably likely to cause the TurboChef board of directors to violate its fiduciary duties under Delaware law.

          TurboChef must promptly advise Middleby of TurboChef’s receipt of any acquisition proposal, any request for information or if negotiations or discussions are sought with TurboChef which could reasonably be expected to result in an acquisition proposal, in each case, within 24 hours of receipt thereof. The notice must identify the person making such proposal or request, include copies of all correspondence and written materials provided to TurboChef or any of its subsidiaries or representatives that describe the terms and conditions of any such acquisition proposal or request. TurboChef is also required to promptly advise Middleby of any material changes to any acquisition proposal. Promptly upon determination by the TurboChef board of directors (and in any event within 24 hours) that an acquisition proposal constitutes or would reasonably be likely to lead to a superior proposal, TurboChef must provide Middleby notice advising it that the TurboChef board of directors has so determined and including with such notice the identity of the person making such superior proposal, copies of all correspondence and written materials describing the terms and conditions of the superior proposal and a summary of any material oral communications addressing such matters.

Obligation of TurboChef Board of Directors with Respect to its Recommendation and Holding of a Stockholder Meeting

          Under the terms of the merger agreement, TurboChef has agreed to call and hold a meeting of its stockholders as promptly as practicable for the purpose of obtaining approval of the adoption of the merger agreement by the TurboChef stockholders. TurboChef has also agreed in the merger agreement, unless it withdraws its recommendation described below under “—Superior Proposal,” to include in this proxy statement/prospectus the recommendation of the TurboChef Board of Directors that the stockholders of TurboChef adopt the merger agreement and the other transactions contemplated by the merger agreement and use its reasonable best efforts to solicit from its stockholders proxies in favor of the merger proposal.

          Superior Proposal

          Notwithstanding the obligations described above, at any time prior to the adoption of the merger agreement by the holders of a majority of the outstanding shares of TurboChef common stock, the TurboChef board of directors is permitted to (i) withdraw or modify its recommendation that the stockholders of TurboChef adopt the merger agreement, and recommend, adopt or approve or publicly proposed to recommend, adopt or approve, a superior proposal and (ii) terminate the merger agreement and enter into an acquisition agreement with respect to a superior proposal if, but only if, the TurboChef board of directors and TurboChef has prior thereto complied, in the case of the foregoing clause (i), with the following first, second and third clauses, and, in the case of the foregoing clause (ii), the following four clauses:

●
the TurboChef board of directors has determined in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to cause it to violate its fiduciary duties imposed by Delaware law;

●
TurboChef has given Middleby five business days prior written notice of its intention to take such action, which notice must attach the most recent draft of any agreement with respect to, and specify the terms and conditions of, the superior proposal (including the identity of the person or group of persons making the superior proposal) and any material modifications to any of the foregoing, and during the five-day notice period, TurboChef has negotiated, and has directed its financial advisors and outside counsel to negotiate, with Middleby in good faith to make such adjustments in the terms and conditions of the merger agreement so that such acquisition proposal ceases to constitute (in the judgment of the TurboChef board of directors, after consultation with a financial advisor of nationally recognized reputation and with outside legal counsel) a superior proposal, and if during the five-day notice period any material revisions are made to the superior proposal (it being understood that any change in the purchase price or form of consideration in such superior proposal will be deemed a material revision), TurboChef has delivered a new written notice to Middleby and has complied with the notice requirements with respect to such new written notice with a new notice period of five business days;

●
TurboChef has complied with its obligations described in this section of this proxy statement/prospectus and those described above under “—No Solicitation by TurboChef” beginning on page 76 of this proxy statement/prospectus; and

●
simultaneously with entering into any such acquisition agreement, TurboChef pays Middleby the termination fee described below under “—Fees and Expenses—Termination Fee” beginning on page 83 of this proxy statement/prospectus.

          Intervening Event

          At any time prior to the adoption of the merger agreement by the holders of a majority of the outstanding shares of TurboChef common stock, the TurboChef board of directors is permitted to change its recommendation that the stockholders of TurboChef adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement in response to intervening events with respect to or otherwise affecting Middleby or any of its subsidiaries or its or their business, properties, assets, liabilities, results of operation or condition (financial or otherwise) occurring or arising after the date of the merger agreement that:

●	are materially adverse to Middleby and its subsidiaries taken as a whole;

●	were not known to the TurboChef board of directors prior to the execution of the merger agreement;

●
did not arise out of any action taken or omitted to be taken by Middleby or any of its subsidiaries at the written request or with the written consent of TurboChef given after the date of the merger agreement;

●
the TurboChef board of directors has determined in good faith, after consultation with its outside legal counsel, that, in light of such intervening events, the failure to take such action would or would be reasonably likely to cause the TurboChef board of directors to breach its fiduciary duties imposed by Delaware law; and

●	are not due to the receipt, existence or terms of an acquisition proposal or any matter relating thereto or consequence thereof.

          The TurboChef board of directors expressly states in the merger agreement that it has considered and understands that the announcement of both the merger agreement and the transactions contemplated thereby (and limited to the announcement of both the merger agreement and the transactions contemplated thereby) could affect the value of the stock merger consideration.

          The TurboChef board of directors is not entitled to exercise its right to change its recommendation that the stockholders of TurboChef adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement in connection with an intervening event unless TurboChef (i) has given Middleby at least five business days’ prior written notice advising Middleby that the TurboChef board of directors intends to take such action and specifying the facts underlying the determination by the TurboChef board of directors that an intervening event has occurred, and the reasons for such change in its recommendation, in reasonable detail, and (ii) during such five business day period, if requested by Middleby, has engaged in good faith negotiations with Middleby to amend the merger agreement in such manner that obviates the need for such change in recommendation as a result of the intervening event.

Conditions to Obligations to Complete the Merger

          Under the terms of the merger agreement, the respective obligations of Middleby and Chef Acquisition Corp., on the one hand, and TurboChef, on the other, to consummate the merger are subject to the satisfaction or waiver of the following conditions:

●	the adoption of the merger agreement by a majority of the outstanding shares of TurboChef common stock;

●
expiration, termination or receipt (as applicable) of any applicable waiting period or required approval under the HSR Act, or any other similar applicable laws that are required prior to the completion of the merger;

●	no law shall prohibit the consummation of the merger;

●
the Registration Statement of which this proxy statement/prospectus is a part having been declared effective by the SEC under the Securities Act, and no stop order or proceedings for a stop order suspending the effectiveness of such Registration Statement having been issued or initiated or threatened in writing by the SEC and not concluded or withdrawn; and

●	approval of the shares of Middleby common stock to be issued in the merger for listing on the NASDAQ Global Select Market, subject to official notice of issuance.

          The obligations of TurboChef to consummate the merger also are subject to the satisfaction or waiver of the following further conditions:

●	performance by Middleby and Chef Acquisition Corp. in all material respects of all obligations required to be performed by them at or prior to the effective time;

●
the representations and warranties of Middleby and Chef Acquisition Corp. in the merger agreement must be true and correct in all material respects as of the date of the merger agreement and the closing date of the merger as if made at and as of such dates (except for those representations and warranties which address matters only as of an earlier date which must have been true and correct as of such earlier date); and

●
receipt of a tax opinion from counsel to either Middleby or TurboChef to the effect that (i) the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and (ii) Middleby, Chef Acquisition Corp. and TurboChef will each be a “party to the reorganization” within the meaning of Section 368(b) of the Internal Revenue Code.

          The respective obligations of Middleby and Chef Acquisition Corp. to consummate the merger also are subject to the satisfaction or waiver of a number of further conditions, including:

●	performance by TurboChef in all material respects of all obligations required to be performed by it at or prior to the effective time;

●
(i) the representations and warranties of TurboChef relating to its capitalization must be true and correct in all respects (except for any de minimis inaccuracy), (ii) the representations and warranties of TurboChef relating to authorization, stockholder approval, SEC reports, information supplied and the absence of a company “material adverse effect” that are qualified as to materiality or by reference to “material adverse effect” shall be true and correct in all respects, or any such representation and warranty that is not so qualified shall be true and correct in all material respects, in each case as of the date of the merger agreement and as of the closing as if made at and as of such date (except that any such representation or warranty that is made as of a specified date that is qualified as to materiality or by reference to “material adverse effect” must be true and correct in all respects as of such specified date, and any such representation and warranty that is made as of a specified date that is not so qualified shall be true and correct in all material respects as of such specified date) and (iii) any other representation and warranty of TurboChef in the merger agreement (without regard to materiality or “material adverse effect” qualifiers contained therein) must be true and correct in all respects, as of the date of the merger agreement and as of the closing as if made at and as of such date (other than any such representation or warranty that is made as of a specified date, which shall be true and correct in all respects as of such specified date), except where the failure to be so true and correct, either individually or in the aggregate, has not had and would not reasonably be expected to have a TurboChef “material adverse effect” (as described below under “—Definition of Material Adverse Effect” beginning on page 80 of this proxy statement/prospectus);

●	receipt of specified required consents;

●
receipt of a tax opinion from counsel to either Middleby or TurboChef to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and (ii) Middleby, Chef Acquisition Corp. and TurboChef will each be a “party to the reorganization” within the meaning of Section 368(b) of the Internal Revenue Code; and

●
no pending action or proceeding before any governmental entity seeking to (i) restrain or prohibit Middleby’s or Chef Acquisition Corp.’s ownership or operation of all or a material portion of their or TurboChef’s or its subsidiaries’ businesses, (ii) make materially more costly the consummation of the merger or seeking to obtain from TurboChef, Middleby or Chef Acquisition Corp. any material damages, (iii) impose limitations on the ability of Middleby or Chef Acquisition Corp. to own the shares of TurboChef or (iv) which otherwise may reasonably be expected to have a TurboChef material adverse effect (as described below under “—Definition of Material Adverse Effect” beginning on page 80 of this proxy statement/prospectus).

Definition of Material Adverse Effect

          Under the terms of the merger agreement, a material adverse effect on TurboChef means any change, circumstance, development, occurrence, event, fact or effect that, when considered either individually or together with all such changes, circumstances, developments, occurrences, events, facts or effects is or is reasonably likely to be materially adverse to (i) the business, properties, assets, liabilities, consolidated results of operations or condition (financial or otherwise) of TurboChef and its subsidiaries, taken as a whole or (ii) the ability of TurboChef to consummate the transactions contemplated by the merger agreement. However, under the terms of the merger agreement, no change, circumstance, development, occurrence, event, fact or effect resulting or arising from or relating to any of the following matters can be considered when determining whether a material adverse effect has occurred or would reasonably be expected to occur with respect to TurboChef:

●	any conditions, developments or changes affecting the industries in which TurboChef and its subsidiaries operate;

●	any conditions affecting the economy or the financial, debt, credit or securities markets in the United States;

●	acts of war (whether or not declared), armed hostilities and terrorism, or developments or changes therein;

●	any conditions resulting from natural disasters;

●	compliance by TurboChef and its subsidiaries with the covenants contained in the merger agreement;

●
the failure by TurboChef to meet any published analyst estimates or expectations of its revenue, earnings or other financial performance or results of operations for any period ending on or after the date of the merger agreement (it being understood that any fact or development giving rise to or contributing to such failure may be the cause of a material adverse effect if not otherwise excluded pursuant to the definition thereof);

●	any action taken or omitted to be taken by or at the written request or with the written consent of Middleby;

●	any announcement of the merger agreement or the transactions contemplated thereby, in each case, solely to the extent due to such announcement; or

●	changes in GAAP or authoritative interpretations.

Notwithstanding the forgoing, under the terms of the merger agreement, changes, circumstances, developments, occurrences, events, facts or effects set forth in the first, second and third bullets above may be taken into account in determining whether there has been or is a material adverse effect if and only to the extent such changes, circumstances, developments, occurrences, events, facts or effects have a disproportionate impact on TurboChef and its subsidiaries, taken as a whole, relative to the other participants in the industries in which it operates.

Termination of the Merger Agreement

          The merger agreement may be terminated and the merger abandoned at any time prior to the effective time, whether before or after adoption of the merger agreement by a majority of the outstanding shares of TurboChef common stock:

●	by mutual written agreement of Middleby and TurboChef;

●	by either Middleby or TurboChef, if:

●
the merger does not occur on or prior to January 7, 2009, provided that neither Middleby nor TurboChef may terminate the merger agreement on this basis if such party’s breach of any provision of the merger agreement has resulted in the failure of the merger to occur on or before such date and either party may extend the termination date for up to 90 days if the failure to consummate the merger is due solely to receipt of regulatory approvals;

●
there is any law that makes consummation of the merger illegal or otherwise prohibited or enjoins TurboChef or Middleby from consummating the merger and the enjoinment shall have become final and nonappealable; or

●
the adoption of the merger agreement by a majority of the outstanding shares of TurboChef common stock is not obtained at a meeting of the holders of TurboChef’s common stock or any adjournment or postponement thereof at which the merger agreement has been voted upon;

●	by Middleby, if:

●
there has occurred a change in the recommendation of the TurboChef board of directors that the stockholders of TurboChef adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement other than due to an intervening event with respect to Middleby or the TurboChef board of directors fails to publicly confirm its recommendation that the stockholders adopt the merger agreement and approve the merger within ten business days of a written request by Middleby that it do so;

●
TurboChef has breached any of its representations or warranties, or failed to perform any of its covenants or agreements set forth in the merger agreement, which breach or failure to perform would cause any of Middleby’s or Chef Acquisition Corp.’s closing conditions to not be satisfied, and such condition is either incapable of being satisfied or such breach or failure to perform is not cured within 20 days after notice from Middleby; or

●	TurboChef has materially breached its obligations described above under “—No Solicitation by TurboChef” beginning on page 76 of this proxy statement/prospectus.

●	by TurboChef, if:

●
prior to the adoption of the merger agreement by a majority of the outstanding shares of TurboChef common stock, (i) TurboChef receives a superior proposal in accordance with the terms of the merger agreement; (ii) the TurboChef board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to cause the TurboChef board of directors to violate its fiduciary duties imposed by Delaware law; (iii) TurboChef has given Middleby five business days’ prior written notice of its intention to take such action, has negotiated in good faith with Middleby during that period to make such adjustments to the terms and conditions of the merger agreement so that the acquisition proposal ceases to constitute (in the judgment of the TurboChef board of directors after consultation with a financial advisor of nationally recognized reputation and with outside legal counsel) a superior proposal and has otherwise complied in all material respects with its other obligations described above under “—No Solicitation by TurboChef” beginning on page 76 of this proxy statement/prospectus and “—Obligation of TurboChef Board of Directors with Respect to its Recommendation and Holding of a Stockholder Meeting” beginning on page 78 of this proxy statement/prospectus; and (iv) simultaneously with such termination, TurboChef has paid to Middleby the termination fee discussed below under “—Fees and Expenses—Termination Fee” beginning on page 83 of this proxy statement/prospectus;

●
prior to the adoption of the merger agreement by a majority of the outstanding shares of TurboChef common stock (i) there has occurred an intervening event with respect to Middleby; (ii) the TurboChef board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to cause the TurboChef board of directors to violate its fiduciary duties imposed by Delaware law and (iii) TurboChef has given Middleby five business days’ prior written notice of its intention to take such action, has negotiated in good faith with Middleby during that period to make such adjustment to the terms and conditions of the merger agreement so as to obviate such change in the recommendation of the TurboChef board of directors that the stockholders of TurboChef adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement due to the intervening event; or

●
Middleby or Chef Acquisition Corp. has breached any of its representations or warranties, or failed to perform any of its covenants or agreements set forth in the merger agreement, which breach or failure to perform would cause any of TurboChef’s closing conditions to not be satisfied, and such condition is either incapable of being satisfied or such breach or failure to perform is not cured within 20 days after notice from TurboChef;

Effect of Termination

          If the merger agreement is terminated as described above under “—Termination of the Merger Agreement” beginning on page 81 of this proxy statement/prospectus, the merger agreement will be void, and there will be no liability or obligation on the part of TurboChef or Middleby or their respective subsidiaries, officers or directors, except:

●	each party will remain liable for its willful and material breach of the merger agreement or any ancillary document related thereto; and

●
designated provisions of the merger agreement, including the confidential treatment of information and the allocation of fees and expenses, including, if applicable, the termination fees described below, will survive termination.

Fees and Expenses

          Generally, the merger agreement provides that whether or not the merger is consummated, all costs and expenses incurred in connection with the transactions contemplated by the merger agreement will be paid by the party incurring such expenses. However, if the merger agreement is terminated in certain circumstances described below, TurboChef will be required to pay certain termination fees to Middleby.

          Termination Fee

          The merger agreement provides that TurboChef must pay Middleby a termination fee of $7.0 million if:

●
Middleby terminates the merger agreement because the TurboChef board of directors changes its recommendation that the stockholders of TurboChef adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement other than as a result of an intervening event with respect to Middleby or the TurboChef board of directors fails to publicly confirm its recommendation that the stockholders adopt the merger agreement and approve the merger within ten business days of a written request by Middleby that it do so;

●
Middleby terminates the merger agreement because TurboChef has materially breached its obligations described above under “—No Solicitation by TurboChef” beginning on page 76 of this proxy statement/prospectus;

●
TurboChef terminates the merger agreement because, prior to the adoption of the merger agreement by a majority of the outstanding shares of TurboChef common stock, it received a superior proposal, the TurboChef board of directors determined in good faith after consultation with its outside legal counsel, that the failure to terminate the agreement in order to enter into an agreement for such superior proposal would be reasonably likely to cause the TurboChef board of directors to violate its fiduciary duties imposed by Delaware law and TurboChef complied with its obligations described above under “—No Solicitation by TurboChef” beginning on page 76 of this proxy statement/prospectus and “—Obligation of TurboChef Board of Directors with Respect to its Recommendation and Holding of a Stockholder Meeting” beginning on page 78 of this proxy statement/prospectus;

●
TurboChef or Middleby terminates the merger agreement because the merger is not consummated by January 7, 2009, prior to such termination an acquisition proposal has been received by TurboChef or publicly announced, and within 6 months following the termination of the merger agreement either an acquisition proposal is consummated with a party or TurboChef enters into a definitive agreement with a party regarding an acquisition proposal;

●
TurboChef or Middleby terminates the merger agreement because the required approval of TurboChef stockholders is not obtained at the TurboChef special meeting or any adjournment or postponement thereof, prior to such termination an acquisition proposal has been received by TurboChef or publicly announced, and within 6 months following the termination of the merger agreement either an acquisition proposal is consummated with a party or TurboChef enters into a definitive agreement with a party regarding an acquisition proposal; or

●
Middleby terminates the merger agreement because TurboChef breaches any representation, warranty, covenant or agreement in a way that the related condition to closing would not be satisfied and fails to cure its breach within 20 days after notice from Middleby, and prior to such termination an acquisition proposal has been received by TurboChef or publicly announced, and within 6 months following the termination of the merger agreement either an acquisition proposal is consummated with a party or TurboChef enters into a definitive agreement with a party regarding an acquisition proposal.

          In no event will TurboChef be obligated to pay the termination fee on more than one occasion.

Amendment

          The merger agreement may be amended prior to the effective time, if, and only if, the amendment is in writing and signed by TurboChef, Middleby and Chef Acquisition Corp.

Governing Law

          The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware.

THE VOTING AND SUPPORT AGREEMENT

          The following summary describes the material provisions of the voting and support agreement. The provisions of the voting and support agreement are complicated and not easily summarized. This summary may not contain all of the information about the voting and support agreement that is important to you. The voting and support agreement is attached as Annex B to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus, and we encourage you to read it carefully in its entirety for a more complete understanding of the voting and support agreement.

          As a condition to Middleby’s willingness to enter in the merger agreement, concurrently with the execution and delivery of the merger agreement, on August 12, 2008, Middleby entered into a voting and support agreement with the following directors and officers of TurboChef: Richard E. Perlman, James K. Price, J. Thomas Presby, William A. Shutzer, Raymond H. Welsh, Sir Anthony Jolliffe, James W. DeYoung, Paul P. Lehr, J. Miguel Fernandez de Castro, Stephen J. Beshara and Dennis J. Stockwell (the “Principal Stockholders”). The Principal Stockholders owned or had the right to vote with respect to a total of 6,175,759 shares of TurboChef common stock, or approximately 20% of TurboChef common stock outstanding on the record date, all of which shares are subject to the voting and support agreement. We refer to these shares as the “Covered Shares.”

Agreement to Vote and Irrevocable Proxy

          The Principal Stockholders have agreed to vote the Covered Shares at any duly called meeting of the TurboChef stockholders or by written consent as follows:

●
in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby, including the merger, at every meeting of stockholders of TurboChef at which such matters are considered and at every adjournment or postponement thereof; and

●	against any acquisition proposal or any corporate action which would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the merger.

          In addition, the Principal Stockholders have granted to Middleby an irrevocable proxy to vote the Covered Shares at the TurboChef special meeting (and any adjournment or postponement thereof).

          Notwithstanding the foregoing, each Principal Stockholder will remain free to vote the Covered Shares with respect to any matter not covered by the foregoing in any manner it deems appropriate, provided that such vote would not reasonably be expected to violate or conflict with the provisions of the voting and support agreement or materially impair the ability of each Principal Stockholder to perform its obligations under the voting and support agreement.

          Pursuant to the voting and support agreement, the Principal Stockholders have waived, and agreed not to assert or perfect, any appraisal rights or any similar rights they may have by virtue of their ownership of the Covered Shares.

          Under the voting and support agreement, any additional shares of TurboChef common stock acquired or purchased by the Principal Stockholders will be subject to the terms of the voting and support agreement to the same extent as the Covered Shares and must be voted by the Principal Stockholders in the same manner as the Covered Shares.

Transfer Restrictions

          Each Principal Stockholder has agreed to certain restrictions on the Covered Shares. For a period beginning on August 12, 2008 and continuing until the termination of the voting and support agreement, each Principal Stockholder may not transfer, or enter into any agreement with respect to a transfer of, any of the Covered Shares. For a period beginning on August 12, 2008 and continuing until the termination of the voting and support agreement, each Principal Stockholder may not enter into any voting agreement, voting trust or any other voting arrangement with respect to any of the Covered Shares. Notwithstanding the foregoing, each Principal Stockholder may transfer, or enter into an agreement with respect to a transfer of, any of the Covered Shares so long as the other party to the transfer executes the voting and support agreement (or a joinder thereto in a form reasonably satisfactory to Middleby) and agrees to be bound by its terms.

Termination

          The voting and support agreement terminates upon the earliest to occur of (i) the mutual agreement of Middleby and the Principal Stockholders, (ii) the effective time of the merger, (iii) the termination of the merger agreement pursuant to its terms and (iv) the execution by TurboChef of any amendment, supplement, waiver or modification to the merger agreement that has not previously been approved in writing by the Principal Stockholders if such modification would adversely affect the Principal Stockholders in any material respect (including any amendment that results in a decrease in the merger consideration or that results in a change in the form of merger consideration).

DESCRIPTION OF MIDDLEBY’S CAPITAL STOCK

          This section describes the material terms of Middleby’s capital stock, its restated certificate of incorporation and its second amended and restated bylaws. This section also summarizes relevant provisions of the Delaware General Corporation Law. We urge you to carefully read Middleby’s restated certificate of incorporation and second amended and restated bylaws which are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find Additional Information” beginning on page 93 of this proxy statement/prospectus.

Authorized Capital Stock

          Middleby has authority to issue a total of 49,500,000 shares of capital stock consisting of:

●	47,500,000 shares of common stock, par value $0.01 per share; and

●	2,000,000 shares of preferred stock, par value $0.01 per share.

          As of  November 25, 2008, 16,993,843 shares of Middleby common stock were issued and outstanding, 4,074,713 shares of Middleby common stock were issued and held in treasury and no shares of Middleby preferred stock were issued and outstanding.

Middleby’s Common Stock

          Holders of Middleby common stock are entitled to one vote for each share held on all matters submitted to a vote of Middleby stockholders. Holders of Middleby common stock are entitled to receive dividends, ratably, if any, as may be declared by the Middleby board of directors out of legally available funds, subject to the preferential dividend rights of any outstanding preferred stock. In the event of Middleby’s liquidation, dissolution or winding up, the holders of Middleby’s common stock are entitled to share ratably in all assets remaining after satisfaction of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of Middleby common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to Middleby common stock. The rights, preferences and privileges of holders of Middleby common stock are subject to, and could be adversely affected by, the rights of holders of shares of any series of preferred stock which Middleby may designate and issue in the future without further stockholder approval. Holders of Middleby common stock do not have cumulative voting rights with respect to the election of directors.

Middleby’s Preferred Stock

          The Middleby board of directors is expressly authorized to provide for the issuance from time to time, without further stockholder approval, up to an aggregate of 2,000,000 shares of preferred stock in one or more classes or series, and to fix each such class or series such voting powers, fully or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions of the shares of each class or series, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of any series. Middleby may issue preferred stock in ways which may delay, defer or prevent a change of control of Middleby without further action by Middleby stockholders and may adversely affect the voting and other rights of the holders of Middleby common stock. The issuance of preferred stock with voting and conversion rights could adversely affect the voting power of the holders of Middleby common stock, including any voting control. Middleby does not have any present plans to issue any shares of preferred stock.

Anti-Takeover Effects of Provisions of the Delaware General Corporation Law, Middleby’s Restated Certificate of Incorporation and Middleby’s Second Amended and Restated Bylaws

          The Delaware General Corporation Law, Middleby’s restated certificate of incorporation and Middleby’s second amended and restated bylaws contain a number of provisions which could have the effect of discouraging transactions that involve an actual or threatened change of control of Middleby. In addition, provisions of Middleby’s restated certificate of incorporation and Middleby’s second amended and restated bylaws may be deemed to have anti-takeover effects and could delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price of the shares held by Middleby stockholders.

          Delaware Section 203. A corporation may elect not to be governed by Section 203 of the Delaware General Corporation Law, which generally protects publicly traded Delaware corporations from hostile takeovers and from certain actions following such takeovers, by prohibiting some transactions once an acquirer has gained a significant holding in the corporation. Middleby has not made this election and is therefore governed by Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained this status with the approval of the board of directors or unless:

●	prior to such time, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding certain shares; or

●
at or subsequent to that time, the business combination is approved by the board of directors and by the affirmative votes of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

          A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years owned, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change of control attempts with respect to Middleby and, accordingly, could discourage attempts to acquire Middleby.

          Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three year period. The provisions of Section 203 could encourage companies interested in acquiring Middleby to negotiate in advance with the Middleby board of directors because the stockholder approval requirement would be avoided if the Middleby board of directors approves either the business combinations or the transactions that result in the stockholder becoming an interested stockholder. Section 203 also may make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

          Advance Notice Requirements for Stockholder Proposals and Director Nominations. Middleby’s second amended and restated bylaws provide that in order for a stockholder to make a nomination or propose business at an annual meeting of stockholders, the stockholder must give timely written notice to Middleby’s secretary not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that if the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first. These provisions could preclude stockholders from bringing matters before Middleby’s annual meeting of stockholders or from making nominations for directors at Middleby’s annual meeting of stockholders by limiting the window of time available to present such matters to Middleby for presentation to stockholders at such annual meeting.

          Authorized but Unissued Shares. Middleby’s authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to NASDAQ Marketplace Rule 4350(i)(1)(D), which generally requires that an issuer obtain approval from its stockholders in connection with the sale, issuance or potential issuance of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares could render it more difficult or discourage an attempt to obtain control of Middleby by means of a proxy contest, tender offer, merger or otherwise. In addition, the authorization of undesignated preferred stock makes it possible for the Middleby board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change of control of Middleby.

          Board of Directors; Removal; Filling Vacancies and Amendments. Middleby’s second amended and restated bylaws provide that a majority of Middleby’s board of directors may remove any director with or without cause. Middleby’s board of directors have the power to fix the number of directors by resolution. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, and the directors chosen in this manner will hold office until the next annual election.

          Special Meetings of Stockholders. Middleby’s restated certificate of incorporation provides that special meetings of stockholders may be called only by the Middleby board of directors pursuant to a resolution stating the purpose, the President, or by the chairman of the Middleby board of directors, and only the business stated in the notice of a special meeting of stockholders may be transacted at any such special meeting. This limitation on the right of stockholders to call a meeting could make it more difficult for stockholders to initiate actions that are opposed by the Middleby board of directors. In addition, the limited ability of stockholders to call a special meeting of stockholders could make it more difficult to change Middleby’s existing board of directors and management.

Transfer Agent and Registrar

          The transfer agent and registrar for Middleby common stock is LaSalle Bank, N.A.

Listing

          Middleby common stock is listed on the NASDAQ Global Select Market under the symbol “MIDD.”

COMPARATIVE RIGHTS OF MIDDLEBY STOCKHOLDERS AND
TURBOCHEF STOCKHOLDERS

          Middleby is a Delaware corporation and, accordingly, the rights of stockholders of Middleby are governed by the General Corporation Law of the State of Delaware (the “DGCL”), as well as the certificate of incorporation and bylaws of Middleby. TurboChef is also a Delaware corporation, and its stockholders’ rights are governed by the DGCL, and its certificate of incorporation and bylaws.

          As a result of the merger, TurboChef’s stockholders will become stockholders of Middleby and the Middleby certificate of incorporation and the Middleby bylaws will govern the rights of former TurboChef stockholders. Both companies are Delaware corporations, so many of the rights of TurboChef stockholders will be similar to their rights as Middleby stockholders. The following is a discussion of material differences between the rights of TurboChef stockholders and the rights of Middleby stockholders. While Middleby and TurboChef believe that the description covers the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents referred to for a more complete understanding of the differences between being a stockholder of TurboChef and being a stockholder of Middleby.

          Copies of the certificate of incorporation and bylaws of Middleby and the certificate of incorporation and bylaws of TurboChef are filed as exhibits to the reports of Middleby and TurboChef incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 93.

Capitalization

Middleby	TurboChef

The authorized capital stock of Middleby currently consists of 2,000,000 shares of preferred stock, par value $0.01 per share, and 47,500,000 shares of common stock, par value $0.01 per share.	The authorized capital stock of TurboChef currently consists of 5,000,000 shares preferred stock, par value $1.00 per share, and 100,000,000 shares of common stock, par value $0.01 per share.

Size of the Board of Directors

Middleby	TurboChef

Middleby ‘s certificate of incorporation provides for a minimum of three and a maximum of eleven members of the board of directors, with the exact number of directors determined by the board of directors from time to time. Currently, Middleby’s board of directors has eight members.

TurboChef’s bylaws provide for the initial board of directors to consist of 3 members. The number of directors may be changed by the board of directors from time to time. Currently, TurboChef’s board of directors has seven members.

Removal of Directors

Middleby	TurboChef

Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.
TurboChef’s bylaws provide that any or all of the directors may be removed with or without cause, at any time by the vote of the stockholders at a special meeting of stockholders called for that purpose. Any director may be removed for cause by the action of the directors at a special meeting of the board of directors called for that purpose.

Ability to Call Special Meetings of Shareholders

Middleby	TurboChef

A special general meeting of shareholders may be called by the chairman of the board of directors, the president, or a majority of the board of directors, at such time and place as may be stated in the notice. Stockholders are not entitled to call a special meeting.

TurboChef’s bylaws provide that a special meeting of the stockholders, may be called by the president, the board of directors, or the holders of not less than a majority of all of the shares entitled to vote at the meeting.

Shareholder Proposals

Middleby	TurboChef

Middleby’s bylaws allow stockholders to bring business before an annual meeting of stockholders. However, proposals may only be made by a stockholder who has given timely written notice to the secretary of Middleby.

To be timely, a stockholder’s notice to the secretary must be delivered to or mailed and received at the principal executive offices of the company not less than ninety days nor more than one hundred twenty days prior to the anniversary date of the immediately preceding annual meeting of stockholders. If the annual meeting is called for a date that is not within thirty days before or after such anniversary date, in order to be timely the stockholder’s notice must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

TurboChef has not adopted specific advance notice provisions in its certificate of incorporation or bylaws. Accordingly, in order to bring business before a meeting of stockholders, stockholders must follow the shareholder proposal deadlines in Rule 14a-8(e) and Rule 14a-4(c)(1) under the Securities Exchange Act of 1934, as amended.

Rule 14a-8(e) provides a stockholder’s proposal to be included in the proxy statement for the company’s annual meeting must be received at the company’s principal executive office’s not less than 120 calendar days before the date of the company’s proxy statement released to shareholders in connection with the previous year’s annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year’s annual meeting has been changed by more than 30 days from the date of the previous year’s annual meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials. If the stockholder is submitting a proposal for a meeting of stockholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

Rule 14a-4(c)(1) provides the calculation of the date after which notice of a stockholder proposal submitted outside the process of Rule 14a-8 is considered untimely. For an annual meeting of stockholders, the notice is untimely if TurboChef did not have notice of the matter at least 45 days before the date on which TurboChef first sent its proxy materials for the prior year’s annual meeting of stockholders and a specific statement is made to that effect in the proxy statement or form of proxy. If during the prior year TurboChef did not hold an annual meeting, or if the date of the meeting has changed more than 30 days from the prior year, then notice is untimely if it has not been received a reasonable time before the registrant sends its proxy materials for the current year.

Director Nominations by Shareholders

Middleby	TurboChef

Middleby’s bylaws allow stockholders to nominate a director for election. However, stockholders must give timely written notice of the nominations to the secretary of Middleby.
TurboChef has not adopted specific provisions regarding the nomination of directors for election by stockholders. Accordingly, in order to nominate directors, stockholders must follow the requirements of Rule 14a-12(c) under the Securities Exchange Act of 1934, as amended.

To be timely, a stockholder’s notice to the secretary must be delivered to or mailed and received at the principal executive offices of Middleby:

(a) in the case of an annual meeting, not less than ninety days nor more than one hundred twenty days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within thirty days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs; and

(b) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

Mergers and Share Exchanges

Middleby	TurboChef

Under the DGCL, a merger, consolidation or sale of all or substantially all of a corporation’s assets must be approved by the board of directors and by a majority of the outstanding stock of the corporation entitled to vote on the transaction. However, no vote of stockholders of a constituent corporation surviving a merger is required, unless the corporation provides otherwise in its certificate of incorporation, if:
Under the DGCL, a merger, consolidation or sale of all or substantially all of a corporation’s assets must be approved by the board of directors and by a majority of the outstanding stock of the corporation entitled to vote on the transaction. However, no vote of stockholders of a constituent corporation surviving a merger is required, unless the corporation provides otherwise in its certificate of incorporation, if:

● the merger agreement does not amend the certificate of incorporation of the surviving corporation,	● the merger agreement does not amend the certificate of incorporation of the surviving corporation,

● each share of stock of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger, and	● each share of stock of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger, and

● either no shares of common stock of the surviving corporation are to be issued or delivered pursuant to the merger or the authorized unissued shares or treasury shares of the surviving corporation to be issued do not exceed 20% of the shares of common stock of such constituent corporation outstanding immediately prior to the effective time of the merger.	● either no shares of common stock of the surviving corporation are to be issued or delivered pursuant to the merger or the authorized unissued shares or treasury shares of the surviving corporation to be issued do not exceed 20% of the shares of common stock of such constituent corporation outstanding immediately prior to the effective time of the merger.

Additional supermajority voting requirements may be applicable under the DGCL in certain circumstances.	Additional supermajority voting requirements may be applicable under the DGCL in certain circumstances.

In addition, Middleby’s certificate of incorporation provides that no agreement or plan providing for the dissolution, liquidation, merger or consolidation of the corporation or the sale, lease, or transfer of substantially all of its assets, shall be effective unless approved by the affirmative vote of not less than two-thirds of the votes of all of the shares of stock outstanding and entitled to vote.

Indemnification of Directors and Officers

Middleby	TurboChef

Middleby’s certificate of incorporation requires Middleby to indemnify, to the fullest extent permitted by law, directors, officers, employees and other agents of the corporation, and persons who serve at its request as directors, officers, employees or other agents of another organization in which the corporation directly or indirectly owns shares or of which it is a creditor. The indemnification shall include, but not be limited to, payment by the corporation of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payments if he shall be adjudicated to be not indemnified under the law. Any such indemnification shall be provided although the person to be indemnified is no longer an officer, director, employee, or agent of the corporation. No indemnification shall be provided for any person adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interests of the corporation.
TurboChef’s certificate of incorporation requires TurboChef to indemnify any director or officer to the fullest extent permitted by DGCL. The right to indemnification shall include the advancement of expenses incurred in defending such proceeding. TurboChef may, by action of the board of directors, provide indemnification to employees or agents of TurboChef with the same scope and effect as the indemnification of its officers and directors. Any and every person made a party to any action, suit, or proceeding by reason of the fact that he is or was a director, officer, employee or agent of TurboChef, shall be indemnified by TurboChef to the fullest extent permissible under the DGCL.

The DGCL provides that a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of the directors who were not parties to the suit or proceeding, even though less than a quorum, if the person:

The DGCL provides that a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a the directors who were not parties to the suit or proceeding, even though less than a quorum, if the person:

● acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests, and	● acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests, and

● in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.	● in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The DGCL also permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

The DGCL also permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a present or former director or officer is successful in the defense of such an action, suit or proceeding, the corporation is required by the DGCL to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that person is not entitled to be so indemnified.

To the extent a present or former director or officer is successful in the defense of such an action, suit or proceeding, the corporation is required by the DGCL to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that person is not entitled to be so indemnified.

FUTURE TURBOCHEF STOCKHOLDER PROPOSALS AND NOMINATIONS

          TurboChef plans to hold its 2009 annual meeting of TurboChef stockholders only if the merger is not completed. The deadline for eligible stockholders to submit a proposal for inclusion in TurboChef’s proxy statement for the 2009 annual meeting of TurboChef stockholders will be March 20, 2009.

          In addition, stockholders may present proposals which are proper subjects for consideration at an annual meeting, including nominees for election to our Board of Directors, even if the proposal is not submitted by the deadline for inclusion in the proxy statement. To do so, the proposal should be submitted to the attention of our Secretary at TurboChef’s principal executive office in a timely manner before TurboChef sends out its proxy materials. For the 2009 annual meeting of TurboChef stockholders, such a proposal should be submitted sufficiently far in advance that it is received no later than April 27, 2009. Proxy voting on proposals, if any, received after that date will be subject to the discretionary voting authority of the designated proxy holders.

LEGAL MATTERS

          Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois, will pass upon the validity of the shares of Middleby common stock offered by this proxy statement/prospectus and certain federal income tax consequences of the merger for Middleby.

          Paul, Hastings, Janofsky & Walker LLP, Atlanta, Georgia, will pass upon certain federal income tax consequences of the merger for TurboChef.

EXPERTS

          The consolidated financial statements, the related financial statement schedule, incorporated in this Prospectus by reference from The Middleby Corporation’s Annual Report on Form 10-K/A for the year ended December 29, 2007, and the effectiveness of The Middleby Corporation’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the restatement discussed in Note 2 and regarding The Middleby Corporation’s adoption of Financial Accounting Standards Board (“FASB”) Statement No. 123R, Share-Based Payment, in 2006, and of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, in 2007). Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

          The consolidated financial statements of TurboChef Technologies, Inc. appearing in TurboChef Technologies, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2007 (including the schedule appearing therein) and the effectiveness of TurboChef Technologies, Inc.’s internal control over financial reporting as of December 31, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          Middleby and TurboChef file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information filed by either Middleby or TurboChef at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC filings of Middleby and TurboChef are also available to the public at the Website maintained by the SEC at www.sec.gov. Except for documents that are expressly incorporated herein by reference, the information contained on the SEC’s Website is not incorporated by reference into this proxy statement/prospectus.

          Middleby has filed a Registration Statement on Form S-4 to register with the SEC the Middleby common stock to be issued to TurboChef stockholders in the merger. This proxy statement/prospectus is a part of that Registration Statement and constitutes a prospectus of Middleby, in addition to being a proxy statement of TurboChef for its special meeting. The Registration Statement, including the attached annexes, contains additional relevant information about Middleby, Middleby common stock and TurboChef. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

          The SEC allows Middleby and TurboChef to “incorporate by reference” information into this proxy statement/prospectus. This means that Middleby and TurboChef can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus.

          This proxy statement/prospectus incorporates by reference the documents listed below that Middleby or TurboChef, as applicable, previously filed with the SEC. They contain important information about Middleby or TurboChef, as applicable, and their financial condition. The following documents, which were filed by Middleby (Commission File No. 1-9973) with the SEC, are incorporated by reference into this proxy statement/prospectus:

●	Annual Report on Form 10-K for the year ended December 29, 2007 filed with the SEC on February 27, 2008, as amended August 6, 2008;

●	Quarterly Report on Form 10-Q for the quarter ended September 27, 2008 filed with the SEC on November 6, 2008;

●	Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 filed with the SEC on August 7, 2008;

●	Quarterly Report on Form 10-Q for the quarter ended March 29, 2008 filed with the SEC on May 8, 2008 as amended August 6, 2008;

●	Definitive Proxy Statement on Schedule 14A for the 2008 Annual Meeting of Stockholders filed with the SEC on April 24, 2008; and

●	Current Reports on Form 8-K filed with the SEC on January 4, January 17, April 11, April 24, August 12, August 14, August 15, August 20 and November 21, 2008.

The following documents, which were filed by TurboChef (Commission File No. 001-32334) with the SEC, are incorporated by reference into this proxy statement/prospectus:

●	Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 7, 2008;

●	Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed with the SEC on May 8, 2008;

●	Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 filed with the SEC on August 11, 2008;

●	Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed with the SEC on November 10, 2008;

●	Definitive Proxy Statement on Schedule 14A for the 2008 Annual Meeting of Stockholders filed with the SEC on June 10, 2008;

●
Current Reports on Form 8-K filed with the SEC on March 18, May 1, August 13, September 16, October 21 and November 21, 2008 (other than information furnished under Item 2.02 or Item 7.01 of any Form 8-K which information is not deemed filed under the Exchange Act).

          In addition, Middleby and TurboChef incorporate by reference additional documents that either company may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the TurboChef special meeting (other than information furnished under Item 2.02 or Item 7.01 of any Form 8-K which information is not deemed filed under the Exchange Act).

          Middleby and TurboChef also incorporate by reference the merger agreement attached as Annex A to this proxy statement/prospectus and the voting and support agreement attached as Annex B to this proxy statement/prospectus.

          Middleby has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Middleby, and TurboChef has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to TurboChef.

          Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference into this proxy statement/prospectus will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this proxy statement/prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

          You can also obtain any of the documents incorporated by reference into this proxy statement/prospectus through Middleby or TurboChef, as the case may be. Documents incorporated by reference are available from Middleby and TurboChef without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. Middleby stockholders and TurboChef stockholders may request a copy of such documents by contacting the applicable department at:

The Middleby Corporation	TurboChef Technologies, Inc.
1400 Toastmaster Drive	Six Concourse Parkway
Elgin, Illinois 60120	Suite 1900
(847) 741-3300	Atlanta, Georgia 30328
Attn: Investor Relations	(678) 987-1700
Attn: James A. Cochran

          You can also find information about Middleby and TurboChef at their respective Internet Websites at www.middleby.com and www.turbochef.com, respectively. Information contained on these Websites does not constitute part of this proxy statement/prospectus.

          IN ORDER FOR YOU TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE TURBOCHEF SPECIAL MEETING, MIDDLEBY OR TURBOCHEF, AS APPLICABLE, SHOULD RECEIVE YOUR REQUEST NO LATER THAN  DECEMBER 15, 2008.

          Neither Middleby nor TurboChef has authorized anyone to give any information or make any representation about the merger, Middleby or TurboChef that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that Middleby or TurboChef has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus is accurate only as of the date of this document unless the information specifically indicates that another date applies, and neither the mailing of this proxy statement/prospectus to stockholders nor the issuance of Middleby common stock in the merger should create any implication to the contrary. This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation.

ANNEX A

Merger Agreement

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

THE MIDDLEBY CORPORATION,

CHEF ACQUISITION CORP.

and

TURBOCHEF TECHNOLOGIES, INC.

Dated

AUGUST 12, 2008

ii

		Page

Section 6.10	SEC Reports	48
Section 6.11	Tax-Free Reorganization Treatment	48
Section 6.12	NASDAQ Listing	48
Section 6.13	Employee Benefits	48
Section 6.14	Section 16 Matters	50
Section 6.15	Pay-Off Letter	50

	ARTICLE VII

	CONDITIONS

Section 7.1	Conditions to Each Party's Obligations to Effect the Merger	50
Section 7.2	Additional Conditions to Obligation of Parent and Merger Sub to Effect
	the Merger	51
Section 7.3	Additional Conditions to Obligation of the Company to Effect the Merger	53

	ARTICLE VIII

	TERMINATION

Section 8.1	Termination	53
Section 8.2	Notice of Termination; Effect of Termination	55

	ARTICLE IX

	MISCELLANEOUS

Section 9.1	Amendment and Modification	55
Section 9.2	Non-Survival of Representations and Warranties	56
Section 9.3	Expenses	56
Section 9.4	Certain Definitions	56
Section 9.5	Notices	59
Section 9.6	Interpretation	60
Section 9.7	Jurisdiction	60
Section 9.8	Service of Process	60
Section 9.9	Specific Performance	61
Section 9.10	Counterparts	61
Section 9.11	Entire Agreement; No Third-Party Beneficiaries	61
Section 9.12	Severability	61
Section 9.13	Governing Law	62
Section 9.14	Assignment	62
Section 9.15	Obligation of Parent	62

Schedules
Schedule 1	Persons Executing Voting and Support Agreements
Schedule 2	Treatment of Outstanding 1994 Plan Options
Schedule 3	MSLO Warrant Waiver, Amendment and Assumption

iii

Index of Defined Terms
Defined Term	Page
401(k) Plan	50
Acquisition Agreement	41
Acquisition Proposal	56
Adverse Recommendation Change	40
Agreement	1
Benefit Plans	17
Business Day	57
Cash Consideration	3
CERCLIS	28
Certificate	3
Closing	2
Closing Date	2
COBRA	18
Code	57
Company	1
Company Board of Directors	1
Company Board Recommendation	13
Company Disclosure Schedule	9
Company Employees	49
Company Financial Advisor	30
Company Material Adverse Effect	9
Company SEC Documents	14
Company Stockholder Approval	13
Company Stockholder Meeting	43
Company Subsidiary	10
Confidentiality Agreement	40
Contract	13
Credit Agreement	50
D&O Insurance	46
Delaware Courts	61
DGCL	57
Dissenters' Excess Cash	4
Dissenting Shares	4
Effective Time	2
Encumbrances	10
End Date	54
Environmental Claim	29
Environmental Laws	29
ERISA	17
ERISA Affiliate	18
Exchange Act	57

Index - iv

Exchange Agent	4
Exchange Fund	5
Exchange Ratio	3
Exchange Right	8
Financial Statements	14
Financing	47
Form S-4	43
GAAP	14
Global Asset Purchase Agreement	37
Governmental Entity	13
Hazardous Substances	29
HSR Act	13
Intellectual Property	57
knowledge	57
Law	57
Leased Real Property	23
Lender	50
Material Contracts	22
Material Licenses	22
Merger	1
Merger Consideration	3
Merger Sub	1
Merger Sub Common Stock	3
MSLO Warrant	57
Multiemployer Pension Plans	17
NPL	28
Option	7
Option Plans	7
Order	57
Outside Date	54
Outstanding 1994 Plan Options	7
Parent	1
Parent 401(k) Plan	50
Parent Common Stock	3
Parent Disclosure Schedule	31
Parent Financial Statements	34
Parent Plan	49
Parent Reference Price	57
Parent SEC Documents	33
Pension Plans	17
Permitted Encumbrances	58
Person	10
Proxy Statement	43
Real Property Lease	23
Reinstated Recommendation	43
Reportable Transaction	20

Index - v

Representatives	39
Restricted Stock Unit	7
Sarbanes-Oxley Act	14
SEC	58
Securities Act	58
Shares	1
Stock Consideration	3
Subsidiary	10
Superior Proposal	41
Surviving Corporation	1
Tail Policy	46
Tax	58
Tax Return	59
Taxable	58
Taxes	58
Taxing Authority	59
Termination Fee	56
Voting and Support Agreement	59
Voting Debt	11
WARN Act	26

Index - vi

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this "Agreement"), dated August 12, 2008, by and among The Middleby Corporation, a Delaware corporation ("Parent"), Chef Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and TurboChef Technologies, Inc., a Delaware corporation (the "Company").

WHEREAS, the Board of Directors of each of Parent, Merger Sub and the Company has unanimously approved and declared advisable the acquisition of the Company by Parent by means of the merger of the Company with and into Merger Sub upon the terms and subject to the conditions set forth herein and have approved and declared advisable this Agreement;

WHEREAS, the Board of Directors of the Company (the "Company Board of Directors") has unanimously determined that the Merger Consideration (as defined in Section 2.1(c)) to be received by holders of shares of common stock, par value $0.01 per share, of the Company (the "Shares") is fair to the holders of such Shares from a financial point of view and has resolved to recommend that the holders of Shares adopt this Agreement, upon the terms and subject to the conditions set forth herein; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, each director, executive officer and stockholder of the Company set forth on Schedule 1 hereto has executed a Voting and Support Agreement in respect of Shares beneficially owned by such director, officer or stockholder, the forms of which are attached hereto as an exhibit to Schedule 1.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER
Section 1.1    The Merger (a)         .  (a)  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, the Company and Merger Sub shall consummate a merger (the "Merger") pursuant to which (i) the Company shall be merged with and into Merger Sub and the separate corporate existence of the Company shall thereupon cease, (ii) Merger Sub shall be the successor or surviving corporation in the Merger and shall continue to be governed by the Laws of the State of Delaware, and (iii) the separate corporate existence of Merger Sub with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.  The corporation surviving the Merger is sometimes hereinafter referred to as the "Surviving Corporation."  The Merger shall have the effects set forth in the DGCL.

1

(b)         The Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation, until thereafter amended as provided by Law and such Certificate of Incorporation.

(c)         The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation, until thereafter amended as provided by Law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.

Section 1.2    Effective Time.  Subject to the provisions of this Agreement, on the Closing Date (as defined in Section 1.3), the parties shall (i) file the appropriate Certificate of Merger in such form as is required by and executed in accordance with the relevant provisions of the DGCL and (ii) make all other filings or recordings required under the DGCL.  The Merger will become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such subsequent date or time as the Company and Merger Sub agree and specify in the Certificate of Merger (such time hereinafter referred to as the "Effective Time").

Section 1.3    Closing.  The closing of the Merger (the "Closing") will take place at 10:00 a.m., Chicago time, as soon as practicable, but in any event no later than the second Business Day after satisfaction or waiver of all of the conditions set forth in Article VII (the "Closing Date"), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 333 West Wacker Drive, Chicago, Illinois 60606, unless another date or place is agreed to in writing by the parties hereto.

Section 1.4    Directors and Officers of the Surviving Corporation.  The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

Section 1.5    Subsequent Actions.  If at any time after the Effective Time the Surviving Corporation shall determine, in its reasonable discretion, that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized take all such actions as may be necessary or desirable to vest all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

2

ARTICLE II

CONVERSION OF SECURITIES

Section 2.1    Conversion of Capital Stock.  As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any Shares or the holders of the common stock, par value $0.01 per share, of Merger Sub (the "Merger Sub Common Stock"):

(a)         Each outstanding share of Merger Sub Common Stock shall remain outstanding and shall constitute the only issued and outstanding shares of common stock of the Surviving Corporation.

(b)         All Shares that are owned by the Company as treasury stock and any Shares owned by Parent, Merger Sub or any other wholly-owned Subsidiary of Parent shall be cancelled and retired, and no consideration shall be delivered in exchange therefor.

(c)         Subject to Section 2.1(e) below, each outstanding Share, (other than Shares to be cancelled in accordance with Section 2.1(b) and other than Dissenting Shares) shall be converted into the right to receive: (i) 0.0486 (the "Exchange Ratio") of a validly issued, fully paid and nonassessable share of the common stock, par value $0.01 per share, of Parent ("Parent Common Stock") (the "Stock Consideration"), and (ii) $3.67 in cash, without interest (the "Cash Consideration", and together with the Stock Consideration, the "Merger Consideration").  At the Effective Time, all Shares converted into the right to receive the Merger Consideration pursuant to this Section 2.1(c) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate (or, in the case of uncertificated Shares, evidence of such Shares in book-entry form) which immediately prior to the Effective Time represented any such Shares (each, a "Certificate") shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and cash in lieu of any fractional shares payable pursuant to Section 2.2(d), in each case to be issued or paid in consideration therefor upon surrender of such Certificate  (or, in the case of uncertificated Shares, evidence of such Shares in book-entry form) in accordance with this Section 2.2(b), without interest.  Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time, the shares of outstanding Parent Common Stock shall have been changed into a different number of shares or a different class, by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, then the Exchange Ratio shall be appropriately adjusted to reflect such action. The right of any holder of a Certificate to receive the Merger Consideration and cash in lieu of any fractional shares payable pursuant to Section 2.2(d) shall, to the extent provided in Section 2.2(i), be subject to and reduced by the amount of any withholding that is required under applicable Tax Law.

(d)         Dissenting Shares.

(i)                 Shares that are issued and outstanding immediately prior to the Effective Time and which are held by holders who have not voted in favor of or consented to the Merger and who are entitled to demand and have properly demanded their rights to be paid the fair value of such Shares in accordance with Section 262 of the DGCL (the "Dissenting Shares") shall not be cancelled and converted into the right to receive the Merger Consideration, and the holders thereof shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if any such stockholder of the Company shall fail to perfect or shall effectively waive, withdraw or lose such stockholder's rights under Section 262 of the DGCL, such stockholder's Dissenting Shares in respect of which the stockholder would otherwise be entitled to receive fair value under Section 262 of the DGCL shall thereupon be deemed to have been cancelled, at the Effective Time, and the holder thereof shall be entitled to receive the Merger Consideration (payable without any interest thereon) as compensation for such cancellation.

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(ii)                 The Company shall give Parent (A) prompt notice of any notice received by the Company of intent to demand the fair value of any Shares, withdrawals of such notices and any other instruments or notices served pursuant to Section 262 of the DGCL and (B) the opportunity to direct all negotiations and proceedings with respect to the exercise of appraisal rights under Section 262 of the DGCL.  The Company shall not, except with the prior written consent of Parent or as otherwise required by an Order, (x) make any payment or other commitment with respect to any such exercise of appraisal rights, (y) offer to settle or settle any such rights or (z) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL.

(e)         Notwithstanding anything in this Article II to the contrary, the Stock Consideration and the Cash Consideration paid for each Share converted pursuant to Section 2.1(c) shall be adjusted in the manner set forth herein to account for the excess cash paid to holders of Dissenting Shares pursuant to Section 2.1(d) over the amount of cash such holders would have received had the Dissenting Shares been converted pursuant to Section 2.1(c) (the "Dissenters' Excess Cash", which shall be equal to 40% of the total cash paid in exchange for the Dissenting Shares).  First, the Cash Consideration payable for each Share shall be reduced pro rata by an aggregate amount equal to the Dissenters’ Excess Cash.  Second, the Stock Consideration (and the Exchange Ratio) payable for each Share shall be increased pro rata by an aggregate amount equal to the Dissenters’ Excess Cash (based on the per share value of the Parent Common Stock as of the day immediately preceding the date of this Agreement).  Nothing in this Section 2.1(e) is intended to result in a change to the aggregate amount of cash and the aggregate number of shares of Parent Common Stock payable in exchange for the Shares (including Dissenting Shares) as of the date of this Agreement pursuant to this Article II.

Section 2.2    Exchange of Certificates.

(a)         Exchange Agent.  At the Effective Time, Parent shall deposit, or cause the Surviving Corporation to deposit with a bank or trust company designated by Parent and reasonably satisfactory to the Company (the "Exchange Agent"), for the benefit of the holders of Certificates (or, in the case of uncertificated Shares, evidence of such Shares in book-entry form), certificates representing Parent Common Shares in an amount sufficient to pay the Stock Consideration and cash in an amount sufficient to pay the Cash Consideration required to be paid pursuant to Section 2.1(c) in the aggregate amount equal to the number of shares of Parent Common Stock and amount of cash into which such Shares have been converted (in each case, other than Dissenting Shares).  In addition, Parent shall deposit with the Exchange Agent, as necessary from time to time after the Effective Time, cash in lieu of any fractional shares payable pursuant to Section 2.2(d).  All cash and shares of Parent Common Stock deposited with the Exchange Agent pursuant to this Section 2.2(a) shall hereinafter be referred to as the "Exchange Fund".

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(b)         Exchange Procedures.  Promptly after the Effective Time, but in any event no later than the fifth Business Day after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate (or, in the case of uncertificated Shares, evidence of such Shares in book-entry form) whose Shares were converted into the right to receive the Merger Consideration and cash in lieu of any fractional shares payable pursuant to Section 2.2(d) (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and which shall be in customary form and contain customary provisions including customary provisions with respect to delivery of an "agent's message" with respect to Shares held in book-entry form) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration and cash in lieu of any fractional shares payable pursuant to Section 2.2(d). Each holder of record of one or more Certificates shall, upon surrender to the Exchange Agent of such Certificate or Certificates (or, if applicable, delivery of an "agent's message"), together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, be entitled to receive in exchange therefor (i) the amount of cash to which such holder is entitled pursuant to Section 2.1(c), (ii) a certificate or certificates representing that number of whole shares of Parent Common Stock (after taking into account all Certificates surrendered by such holder) to which such holder is entitled pursuant to Section 2.1(c) and (iii) cash in lieu of any fractional shares payable pursuant to Section 2.2(d), and the Certificates so surrendered shall forthwith be cancelled.  In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.2(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration and cash in lieu of any fractional shares payable pursuant to Section 2.2(d). No interest shall be paid or will accrue on any payment to holders of Certificates or holders of Shares in book-entry form pursuant to the provisions of this Article II.

(c)         No Further Ownership Rights in Shares.  The Merger Consideration and cash in lieu of any fractional shares payable pursuant to Section 2.2(d) paid upon the surrender of Certificates (or, if applicable, delivery of an "agent's message") in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates.  At the close of business on the day on which the Effective Time occurs, the share transfer books of the Company shall be closed, and there shall be no further registration of transfers on the share transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation for transfer, it shall be cancelled against delivery of and exchanged as provided in this Article II.

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(d)         No Fractional Shares.  No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or holders of Shares in book-entry form (or, if applicable, delivery of an "agent's message"), and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Parent.  Each holder of Shares who otherwise would have been entitled to a fraction of a share of Parent Common Stock shall receive in lieu thereof cash equal to the product obtained by multiplying (A) the fractional share interest to which such holder (after taking into account all Shares formerly represented by all Certificates surrendered by such holder) would otherwise be entitled by (B) the per share closing price of the Parent Common Stock on the last trading day immediately prior to the Closing Date, as such price is reported on the NASDAQ Stock Market (as reported by Bloomberg Financial Markets or such other source as the parties shall agree in writing).

(e)         Termination of the Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or holders of Shares in book-entry form for six months after the Effective Time shall be delivered to Parent, upon demand, and any holders of the Certificates or holders of Shares in book-entry form who have not theretofore complied with this Article II shall thereafter look only to Parent for, and Parent shall remain liable for, payment of their claim for the Merger Consideration and cash in lieu of any fractional shares payable pursuant to Section 2.2(d) in accordance with this Article II.

(f)         No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any shares of Parent Common Stock or other distributions from the Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)         Investment of Exchange Fund. The Exchange Agent shall invest the cash included in the Exchange Fund as directed by Parent  (i) direct obligations of or guaranteed by the United States of America, (ii) commercial paper rated the highest quality by either Moody's Investors Services, Inc. or Standard & Poor's Rating Group, a division of The McGraw Hill Companies, Inc. or (iii) money market, bank repurchase agreements or bankers' acceptances of commercial banks with capital exceeding $3 billion, or any of the foregoing and, in any such case, no such investment shall be subject to an extended maturity that would prohibit immediate liquidation and access to such funds.  Any interest and other income resulting from such investments shall be paid to and be income of Parent. If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(h)         Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and cash in lieu of any fractional shares payable pursuant to Section 2.2(d), in each case pursuant to this Article II.

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(i)         Withholding Rights. Parent, the Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Parent, the Surviving Corporation or the Exchange Agent determine are required to be deducted and withheld with respect to the making of such payment under Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by Parent, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Certificates or holder of shares in book-entry form in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Exchange Agent.

(j)         Exchange Agent Expenses. Except as otherwise provided herein, Parent shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of the Merger Consideration for Certificates.

Section 2.3    Company Equity Plans; Exchange Rights.

(a)         Effective as of the Effective Time, the Company shall terminate the Company's 2003 Stock Incentive Plan and any predecessor plans thereto, each as amended through the date of this Agreement (collectively, the "Option Plans").  Each holder of an option to purchase shares of common stock of the Company granted under the Option Plans or otherwise (each, an "Option") that is outstanding and unexercised at the Effective Time whether or not vested pursuant to the terms of the applicable Option Plan, other than holders of an Option to purchase shares of common stock of the Company granted under the Company’s former 1994 Stock Option Plan (the "Outstanding 1994 Plan Options") shall be entitled to receive from the Surviving Corporation as soon as reasonably practicable after the Effective Time, in exchange for the cancellation of such Option, a payment in cash, payable in U.S. dollars and without interest, equal to the product of (i) (A) the excess, if any, of (1) the Cash Consideration plus (2) (x) the Exchange Ratio multiplied by (y) the Parent Reference Price over (B) the per share exercise price of such Option, multiplied by (ii) the number of Shares subject to such Option as of the Effective Time.  Any such payments shall be subject to Section 2.3(d).  The Surviving Corporation shall assume the Outstanding 1994 Plan Options as options to purchase shares of Parent Common Stock, upon the terms and subject to the conditions set forth on Schedule 2 hereto.  The Surviving Corporation shall assume the MSLO Warrant upon the terms and subject to the conditions set forth in that certain Waiver, Amendment and Assumption, dated August 12, 2008, among the Company, Parent and Martha Stewart Living Omnimedia, Inc., a copy of which is attached hereto in Schedule 3.

(b)         Immediately prior to the Effective Time, each restricted stock unit award evidencing the right to receive shares of common stock of the Company granted under the Option Plans or otherwise (each, a "Restricted Stock Unit") that is outstanding immediately prior thereto shall become fully vested as to the number of shares of common stock of the Company that are the subject thereof as of the Effective Time and shall by virtue of the Merger and without any action on the part of any holder of any Restricted Stock Unit be cancelled and converted into the right to receive from the Surviving Corporation as soon as reasonably practicable after the Effective Time the Merger Consideration in respect of such number of shares of common stock of the Company that are the subject thereof.  Any such payments shall be subject to Section 2.3(d).

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(c)         Immediately prior to the Effective Time, the Company shall take all actions necessary to cause each Enersyst Development Center, L.L.C. preferred unit exchange right (each, an "Exchange Right") granted pursuant to that certain Preferred Unit Exchange Agreement dated May 21, 2004 that is outstanding and unexercised at the Effective Time to be cancelled, and each such holder of Exchange Rights shall be entitled to receive from the Surviving Corporation as soon as reasonably practicable after the Effective Time, in exchange for the cancellation of such Exchange Rights, the Merger Consideration in respect of such number of shares of common stock of the Company that are the subject thereof. Any such payments shall be subject to Section 2.3(d).

(d)         The Surviving Corporation shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to Sections 2.3(a)-(c) to any holder of Options, Restricted Stock Units and Exchange Rights such amounts as the Company is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign tax Law, and shall deposit such amounts with the appropriate taxing authority on behalf of the applicable holder.  To the extent that amounts are so deducted and withheld by the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Options, Restricted Stock Units or Exchange Rights in respect of which such deduction and withholding was made by the Surviving Corporation.

(e)         Prior to the Effective Time, the Company shall take all necessary action (i) (in accordance with that certain SEC no-action letter, dated January 12, 1999, to Skadden, Arps, Slate, Meagher & Flom LLP) to provide that the treatment of Options pursuant to Section 2.3(a) will qualify for exemption under Rule 16b-3(d) or (e), as applicable, under the Exchange Act, and (ii) to effect the treatment of the Option Plans and Options, Restricted Stock Units and Exchange Rights set forth in this Section 2.3, including obtaining any and all necessary consents.

(f)         Prior to the Effective Time, Parent, the Company and Exchange Agent shall mutually agree on the mechanics for the payment (as promptly as practicable following the Effective Time) of the consideration to be received under this Section 2.3 to holders of Options, Restricted Stock Units and Exchange Rights.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

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Except as set forth on the disclosure schedule, dated the date hereof, delivered by the Company to Parent (the "Company Disclosure Schedule"), with specific reference to the particular Section or subsection of this Agreement to which the limitation set forth in such Company Disclosure Schedule relates (it being understood that any information set forth in a particular Section or subsection of the Company Disclosure Schedule shall be deemed to apply to and qualify each other Section or subsection thereof or hereof to the extent that it is readily apparent on its face that such information is relevant to such other Section or subsection thereof or hereof), the Company represents and warrants to Parent and Merger Sub as set forth below.

Section 3.1    Organization.  (a)  The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.

(b)         The Company is duly qualified or licensed to do business as a foreign corporation and in good standing in each jurisdiction where such qualification or licensing is necessary, except where the failure to be so qualified or licensed or in good standing could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  As used in this Agreement, "Company Material Adverse Effect" means any change, circumstance, development, occurrence, event, fact or effect that, when considered either individually or in the aggregate, is or is reasonably likely to be materially adverse to (A) the business, properties, assets, liabilities, consolidated results of operations or condition (financial or otherwise) of the Company and the Company Subsidiaries, taken as a whole, or (B) the ability of the Company to perform any of its obligations under or consummate the transactions contemplated by this Agreement; provided, however, that in the case of clause (A) only, none of the following shall be deemed to be, and shall not be taken into account when determining whether there has been, a Company Material Adverse Effect: changes, circumstances, developments, occurrences, events, facts or effects resulting from (i) changes affecting the industries in which the Company and its Company Subsidiaries operate; (ii) any conditions affecting the economy or the financial, debt, credit, or securities markets in the United States, including as a result of changes in geopolitical conditions; (iii) acts of war (whether or not declared), armed hostilities and acts of terrorism, or developments or changes therein; (iv) any conditions resulting from natural disasters; (v) compliance by the Company and its Company Subsidiaries with the covenants contained in this Agreement; (vi) any failure by the Company to meet any published analyst estimates or expectations of the Company's revenue, earnings or other financial performance or results of operations for any period ending on or after the date of this Agreement (it being understood that the exception in this clause (vi) is strictly limited to any such failure in and of itself and shall not prevent or otherwise affect a determination that any change, circumstance, development, occurrence, event, fact or effect underlying such failure has resulted in or contributed to a Company Material Adverse Effect); (vii) any action taken or omitted to be taken by or at the written request or with the written consent of Parent; (viii) changes in GAAP or authoritative interpretations thereof; unless, in the case of clauses (i), (ii) or (iii), such change, circumstance, development, occurrence, event, fact or effect has a materially disproportionate effect on the Company compared with other companies operating in the industries in which the Company operates; or (ix) any announcement of this Agreement or the transactions contemplated hereby, in each case, solely to the extent due to such announcement.  The Company has heretofore delivered to Parent complete and correct copies of the Certificate of Incorporation and Bylaws (or similar organizational documents) of the Company and each Company Subsidiary as presently in effect.

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Section 3.2    Subsidiaries and Affiliates.  (a)  Section 3.2(a)(i) of the Company Disclosure Schedule sets forth the name, jurisdiction of incorporation or organization and authorized and outstanding capital of each Company Subsidiary.  Other than with respect to the Company Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other equity securities of any Person or have any direct or indirect equity or ownership interest in any business.  No Shares are held by a Company Subsidiary.  All of the outstanding capital stock (or similar equity interests) of each Company Subsidiary is (or are) owned directly or indirectly by the Company free and clear of all liens, charges, security interests, options, claims, mortgages, pledges, or other encumbrances and restrictions of any nature whatsoever ("Encumbrances"), and is (or are) validly issued, fully paid and nonassessable.  As used in this Agreement: the term "Company Subsidiary" means each Person which is a Subsidiary of the Company; the term "Subsidiary" means with respect to any party, any corporation, partnership, limited liability company or other organization or entity, whether incorporated or unincorporated, of which (i) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries or (ii) such party or any other Subsidiary of such party is a general partner (excluding any such partnership where such party or any Subsidiary of such party does not have a majority of the voting interest in such partnership); and the term "Person" means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

(b)         Each Company Subsidiary (i) is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization and has full power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.  Each Company Subsidiary is duly qualified or licensed to do business as a foreign corporation or limited liability company, as the case may be, and is in good standing in each jurisdiction where such qualification or licensing is necessary, except where the failure to be so qualified or licensed or in good standing could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.3    Capitalization.  (a)  The authorized capital stock of the Company consists of (i) 100,000,000 shares of common stock, par value $0.01 per share, and (ii) 5,000,000 shares of preferred stock, par value $1.00 per share.  As of the date of this Agreement, (i) 30,390,471 Shares are issued and outstanding, (ii) no Shares are issued and held in the treasury of the Company, (iii) a total of 3,596,246 Shares are reserved for issuance upon the exercise of outstanding Options or upon the vesting of Restricted Stock Units, (iv) a total of 2,650,744 Shares subject to options are vested and exercisable as of the date hereof, (v) a total of 564,813 Shares are available for future grant under the Option Plans, (vi) 454,000 Shares are reserved for issuance upon the exercise of outstanding warrants and (vii) no shares of preferred stock are issued and outstanding.  All of the outstanding shares of the Company's common stock are, and all shares that may be issued pursuant to the exercise of outstanding Options will be, duly authorized, validly issued, fully paid and non-assessable.  The only principal amount of outstanding indebtedness for borrowed money of the Company and the Company Subsidiaries is $8.0 million (which amount is as of the close of business on August 8, 2008) under the Company's Amended and Restated Credit Agreement, dated as of February 7, 2008, among the Company, the Company Subsidiaries and Bank of America, N.A.  There is no indebtedness having general voting rights (or convertible into securities having such rights) ("Voting Debt") of the Company or any Company Subsidiary issued and outstanding.  There are (i) no existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, restricted stock awards, restricted stock unit awards, agreements, arrangements, understandings or commitments of any kind relating to the issued or unissued capital stock of, or other equity interests in, the Company or any Company Subsidiary obligating the Company or any Company Subsidiary to issue, transfer, register or sell or cause to be issued, transferred, registered  or sold any shares of capital stock or Voting Debt of, or other equity interest in, the Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests or other securities, or obligating the Company or any Company Subsidiary to grant, extend or enter into any such option, warrant, call, subscription or other right, restricted stock award, restricted stock unit award, agreement, arrangement, understanding or commitment, and (ii) no outstanding agreements, arrangements, understandings or commitments of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Shares or the capital stock of the Company or any capital stock or other equity interests in any Company Subsidiary or any Person or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Company Subsidiary or any Person.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company or any Company Subsidiary.

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(b)         Section 3.3(b)(i) of the Company Disclosure Schedule sets forth, with respect to each Option outstanding as of July 28, 2008, (i) the number of Shares issuable therefor, (ii) the purchase price payable therefor upon the exercise of each such Option, (iii) the date on which such Option was granted, (iv) the Option Plan under which such Option was granted and whether such Option is an "incentive stock option" (as defined in Section 422 of the Code) or a nonqualified stock option, (v) for each Option, whether such Option is held by a Person who is not an employee of the Company or any Company Subsidiary, (vi) the extent to which such Option is vested and exercisable as of the date of this Agreement and the extent of acceleration as a result, either alone, or together with another event or occurrence, of the transactions contemplated by this Agreement and (vii) the date on which such Option expires.  Since May 2, 2008, the Company has not granted or issued any Options or Restricted Stock Units.  All of  the Options and Restricted Stock Units have been granted solely to employees, consultants (who are individuals) or directors of the Company in the ordinary course of business consistent with past practice.  All Options and Restricted Stock Units granted under the Option Plans have been granted pursuant to option award agreements in the substantially the form attached as an exhibit to Section 3.3(b)(i) of the Company Disclosure Schedule. The per Share exercise price of each Option is not (and is not deemed to be) less than the fair market value of a Share as of the date of grant of such Option.  All grants of Options were validly issued and properly approved by the Company Board of Directors (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws and recorded on the Financial Statements in accordance with GAAP, and no such grants involved any "back dating," "forward dating," "spring loading" or similar practices with respect to such grants. Section 3.3(b)(ii) of the Company Disclosure Schedule sets forth, with respect to each Restricted Stock Unit award outstanding as of July 28, 2008, (i) the number of target Shares subject to the award, (ii) the date on which such Restricted Stock Unit was granted, (iii) the Option Plan under which such Restricted Stock Unit was granted, (iv) for each Restricted Stock Unit award, whether such Restricted Stock Unit is held by a Person who is not an employee of the Company, and (v) the extent to which such Restricted Stock Unit is vested as of the date of this Agreement and the extent of acceleration as a result, either alone, or together with another event or occurrence, of the transactions contemplated by this Agreement. All Restricted Stock Unit awards granted under the Option Plans have been granted pursuant to restricted stock unit award agreement(s) in the substantially the form attached as an exhibit to Section 3.3(b)(ii) of the Company Disclosure Schedule.

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(c)         There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party relating to the voting or disposition of any shares of the capital stock of the Company or any of the Company Subsidiaries or granting to any person or group of persons the right to elect, or to designate or nominate for election, a director to the board of directors of the Company or any Company Subsidiary.

(d)         All dividends or distributions on securities of the Company or any Company Subsidiary that have been declared or authorized have been paid in full.

Section 3.4    Authorization; Validity of Agreement; Company Action.  The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the adoption of this Agreement by Company Stockholder Approval (as defined below), to consummate the transactions provided for or contemplated by this Agreement, including, but not limited to, the Merger.  The execution, delivery and performance by the Company of this Agreement and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by the Company Board of Directors, and no other corporate proceeding on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the transactions contemplated hereby other than, with respect to the Merger, the approval of the Merger and adoption of this Agreement by the Company Stockholder Approval.  This Agreement has been duly and validly executed and delivered by the Company, and, assuming due and valid authorization, execution and delivery of this Agreement by Parent and Merger Sub, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors' rights generally and to general principles of equity.

Section 3.5    Board Approvals.  On or prior to the date hereof, the Company Board of Directors, at a meeting duly called and held, has unanimously (i) determined that each of the Agreement and the Merger are advisable and fair to and in the best interests of the stockholders of the Company as of the date hereof, (ii) duly and validly approved, adopted and declared advisable the Merger, this Agreement and the transactions contemplated hereby and taken all other corporate action required to be taken by the Company Board of Directors to authorize the consummation of the transactions contemplated hereby and (iii) resolved to recommend that the stockholders of the Company adopt this Agreement (collectively, the "Company Board Recommendation"), and none of the aforesaid actions by the Company Board of Directors has been amended, rescinded or modified. The action taken by the Company Board of Directors constitutes approval of this Agreement and the Merger by the Company Board of Directors under Section 203 of the DGCL, and no other state takeover statute or similar statute or regulation in any jurisdiction in which the Company or any Company Subsidiary does business is applicable to the Merger, this Agreement and the transactions contemplated hereby.

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Section 3.6    Required Vote.  The affirmative vote of the holders of a majority of the outstanding Shares (the "Company Stockholder Approval") is the only vote of the holders of any class or series of the Company's capital stock necessary to adopt this Agreement.

Section 3.7    Consents and Approvals; No Violations.  None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby or compliance by the Company with any of the provisions of this Agreement will (i) conflict with or result in any breach of any provision of the Certificate of Incorporation, the Bylaws or similar organizational documents of the Company or any Company Subsidiary, (ii) require any filing by the Company with, or permit, authorization, consent or approval of, any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, whether local, state, federal or foreign (a "Governmental Entity"), except for (A) compliance with any applicable requirements of the Exchange Act, (B) any filings as may be required under the DGCL in connection with the Merger, (C) the filing with the SEC and the NASDAQ Stock Market of the Proxy Statement and (D) any filings in connection with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") or under the antitrust or competition Laws of applicable foreign jurisdictions, (iii) result in a violation or breach of or the loss of any benefit under, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, or result in the creation of any Encumbrance on the assets and properties of the Company or any Company Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, lien, indenture, lease, license, contract, agreement, arrangement or understanding or other instrument or obligation (each, a "Contract") to which the Company or any Company Subsidiary is a party or by which any of them or any of their respective properties or assets may be bound or (iv) assuming that all consents, approvals, authorizations and other actions described in subsection (ii) have been obtained and all filings and obligations in subsection (ii) have been made or complied with, conflict with or violate any Law applicable to the Company, any Company Subsidiary or any of their respective properties or assets, except in the case of clauses (ii) or (iii) where (x) any failure to obtain such permits, authorizations, consents or approvals, (y) any failure to make such filings or (z) any such violations, breaches, defaults or Encumbrances could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.8    Company SEC Documents and Financial Statements.

(a)         Since January 1, 2005, the Company has timely filed with or furnished to the SEC all forms, reports, schedules, statements, exhibits, and other documents required by it to be filed under the Exchange Act or the Securities Act (collectively, the "Company SEC Documents").  As of its filing date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Company SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder.  As of its filing date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Company SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective prior to the date of this Agreement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made in light of the circumstances under which they were made, not misleading.  None of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC.  As of its filing date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, all of the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company SEC Documents (collectively, the "Financial Statements") (i) complied in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted under Form 10-Q of the Exchange Act) and (iii) fairly present in all material respects the consolidated financial position and the consolidated results of operations and cash flows (subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments) of the Company and its consolidated Company Subsidiaries as of the times and for the periods referred to therein.

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(b)         The Company has heretofore furnished to Parent complete and correct copies of all comment letters from the SEC since January 1, 2005 through the date of this Agreement with respect to any of the Company SEC Documents.  As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the Company SEC Documents.

(c)         The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and the applicable listing and governance rules and regulations of the NASDAQ Stock Market.

(d)         The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that the Company maintains records that in reasonable detail accurately and fairly reflect its transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (iii) that receipts and expenditures are executed only in accordance with authorizations of management and the Board of Directors and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements. The Company has evaluated the effectiveness of the Company's internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. The Company has disclosed, based on the most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Board of Directors (and made available to Parent a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.  Except as disclosed in the Company SEC Documents, the Company has not identified any material weaknesses in the design or operation of the Company's internal control over financial reporting.

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(e)         The Company's "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports.

(f)         To the knowledge of the Company, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened in each case regarding any accounting practices of the Company or any malfeasance by any director or executive officer of the Company.  Since January 1, 2005 there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel or similar legal officer, the Board or any committee thereof.

(g)         Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate.  For purposes of this Agreement, "principal executive officer" and "principal financial officer" shall have the meanings given to such terms in the Sarbanes-Oxley Act.  The Company does not have, and has not arranged any, outstanding "extensions of credit" to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(h)         Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company or any Company Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company's published financial statements or other Company SEC Documents.

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Section 3.9    Absence of Certain Changes.  Except as specifically contemplated by this Agreement, since December 31, 2007, (a) each of the Company and each Company Subsidiary has conducted in all material respects its respective business only in the ordinary course of business consistent with past practice, (b) neither the Company nor any Company Subsidiary has (i) suffered any Company Material Adverse Effect or (ii) become aware of any facts or circumstances that could, individually or in the aggregate, reasonably be expected to cause the Company to suffer any Company Material Adverse Effect, and (c) neither the Company nor any Company Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.1.

Section 3.10    No Undisclosed Liabilities.  Except (a) as disclosed in the Company SEC Documents filed prior to the date hereof and (b) for liabilities and obligations (i) incurred in the ordinary course of business consistent with past practice since December 31, 2007 or (ii) as could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has incurred any liabilities or obligations of any nature, whether or not accrued, contingent, absolute or otherwise and whether or not required to be reflected in the Financial Statements (or in the notes thereto) in accordance with GAAP.

Section 3.11    Litigation; Orders.  There is no suit, claim, action, charge, proceeding, including, without limitation, arbitration proceeding or alternative dispute resolution proceeding, or investigation pending or, to the knowledge of the Company, threatened against, affecting or naming as a party thereto the Company or any Company Subsidiary that could, individually or in the aggregate, reasonably be expected to (i) have a Company Material Adverse Effect or (ii) materially delay the consummation of the transactions contemplated by this Agreement.  No judgment, decree, injunction, rule or order of any Governmental Entity is outstanding against the Company or any Company Subsidiary or any of their respective properties or assets that could, individually or in the aggregate, reasonably be expected to (i) have a Company Material Adverse Effect or (ii) materially delay the consummation of the transactions contemplated by this Agreement.  Except as disclosed in the Company SEC Documents filed prior to the date of this Agreement, since January 1, 2005, the Company has not received any written material product liability, manufacturing or design defect, warranty, field repair or other material product-related claims by any third party (whether based on contract or tort and whether relating to personal injury, including death, property damage or economic loss) arising from (A) services rendered by the Company or (B) the sale, distribution or manufacturing of products by the Company.

Section 3.12    Employee Benefit Plans; ERISA.

(a)         Except as disclosed in the Company SEC Documents filed with the SEC prior to the date of this Agreement, there exists no employment, consulting, retention, change in control, severance or termination agreement, arrangement or understanding between the Company or any of the Company Subsidiaries and any individual current or former employee, officer or director of the Company or any of the Company Subsidiaries with respect to which the annual cash, noncontingent payments thereunder exceed $100,000.

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(b)         Section 3.12(b) of the Company Disclosure Schedule contains a correct and complete list of all (i) "employee pension benefit plans" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (sometimes referred to herein as "Pension Plans"), including any such Pension Plans that are "multiemployer plans" (as such term is defined in Section 4001(a)(3) of ERISA) (collectively, the "Multiemployer Pension Plans"), (ii) "employee welfare benefit plans" (as defined in Section 3(1) of ERISA), and (iii) all other benefit plans, policies, programs, agreements or arrangements, including but not limited to, any bonus, deferred compensation, severance pay, retention, change in control, employment, consulting, pension, profit-sharing, retirement, insurance, stock purchase, stock option, incentive or equity compensation or other fringe benefit plan, program, policy, agreement, arrangement or practice maintained, contributed to or required to be contributed to, by the Company or any of the Company Subsidiaries, for the benefit of any current or former employees, officers, consultants or directors of the Company or any of the Company Subsidiaries (including individuals who perform or performed services outside of the United States, or with respect to which the Company or any of the Company Subsidiaries could reasonably have any liability (collectively, the "Benefit Plans").  The Company has delivered or made available to Parent and Merger Sub correct and complete copies of (i) each Benefit Plan (including all amendments thereto) or written description of each Benefit Plan that is not otherwise in writing, (ii) the three most recent annual reports on Form 5500 and all schedules thereto filed with respect to each Benefit Plan, to the extent applicable, (iii) the most recent summary plan description, summary of material modifications and plan prospectus for each Benefit Plan, to the extent applicable, (iv) each current trust agreement, insurance contract or policy or group annuity contract to the extent applicable, (v) the most recent actuarial report, financial statement or valuation report, to the extent applicable and (vi) a current Internal Revenue Service favorable determination or opinion letter, to the extent applicable.

(c)         Each Benefit Plan is and has at all times been operated and administered in accordance with its terms and in compliance in each case in all material respects with applicable Law, including but not limited to ERISA and the Code. Except as set forth on Section 3.12 of the Company Disclosure Schedule, no Benefit Plan is a "nonqualified deferred compensation plan" subject to Section 409A of the Code.  Since January 1, 2005, each Benefit Plan has been administered in good faith compliance with Section 409A of the Code to the extent applicable.

(d)         Each Pension Plan intended to be "qualified" within the meaning of section 401(a) of the Code has received a determination letter or opinion from the Internal Revenue Service that such Pension Plan is so qualified and exempt from taxation under section 401(a) and 501(a) of the Code, and, to the knowledge of the Company, no condition exists that would be expected to materially adversely affect such qualification.

(e)         None of the Benefit Plans is, and none of the Company or any of the Company Subsidiaries, nor any trade or business, whether or not incorporated, that, together with the Company would be deemed a "single employer" within the meaning of Section 4001(b) of ERISA or Section 414 of the Code (each, "ERISA Affiliate"), has within the last six (6) years, maintained or had an obligation to contribute to (i) a "single employer plan" (as such term is defined in Section 4001(a)(15) of ERISA) subject to Section 412 of the Code or Title IV of ERISA, (ii) a "multiple employer plan" or "multiple employer welfare arrangement" (as such terms are defined in ERISA) or (iii) a funded welfare benefit plan (as such term is defined in Section 419 of the Code).  There are no unpaid contributions due prior to the date of this Agreement with respect to any Benefit Plan that are required to have been made under the terms of such Benefit Plan, any related insurance contract or any applicable Law and all contributions due have been timely made.

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(f)         None of the Company, any of the Company Subsidiaries or any ERISA Affiliate has engaged in a "prohibited transaction" (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) or any other breach of fiduciary responsibility with respect to any Benefit Plan that reasonably could be expected to subject the Company or any of the Company Subsidiaries to any material tax or penalty.

(g)         With respect to any Benefit Plan, there is no action, suit, audit, investigation or claim pending, or to the Company's knowledge, threatened or anticipated, other than routine claims for benefits.

(h)         None of the Company or any of the Company Subsidiaries has any obligation to provide any health benefits or other non-pension benefits (whether or not insured) to retired or other former employees, directors or consultants, except as specifically required by Part 6 of Title I of ERISA ("COBRA"), except to the extent the sole cost of which is borne solely by such former employees, directors or consultants.

(i)         Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, or (except as required by Law) any termination of employment or service (or other event or occurrence) in connection therewith will (i) entitle any current or former employee, director or consultant of the Company or any of the Company Subsidiaries to any payment or benefit (or result in the funding of any such payment or benefit) or result in any forgiveness of indebtedness with respect to any such persons, (ii) increase the amount of any compensation, severance, equity award or other benefits otherwise payable by the Company or any Company Subsidiary or (iii) result in the acceleration of the time of payment, funding or vesting of any compensation, equity award or other benefits.

(j)         No amounts payable (individually or collectively and whether in cash, capital stock of the Company or other property) under any of the Benefit Plans or any other contract, agreement or arrangement with respect to which the Company or any Company Subsidiary may have any liability could fail to be deductible for federal income tax purposes by virtue of Section 162(m) or Section 280G of the Code, as a result of the transactions contemplated hereby.

Section 3.13    Taxes.  Except as set forth in Section 3.13 of the Company Disclosure Schedule:

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(a)         (i) the Company and each of the Company Subsidiaries has duly and timely filed, or will duly and timely file, all Tax Returns required to be filed by it on or before the Closing Date, and each such Tax Return has been, or will be, prepared in compliance with all applicable Laws and is true, correct and complete in all material respects; (ii) the Company and each of the Company Subsidiaries has timely paid (or the Company has timely paid on the Company Subsidiaries' behalf) or will timely pay all Taxes shown as due on such Tax Returns and all other Taxes due and payable prior to the Closing Date (whether or not shown as due on any Tax Return) except such Taxes as are currently being contested in good faith and for which adequate reserves, as applicable, have been established in the Company's Financial Statements in accordance with GAAP; (iii) the Financial Statements reflect an adequate reserve for all Taxes payable by the Company and the Company Subsidiaries for all taxable periods and portions thereof through the date of such Financial Statements; and (iv) neither the Company nor any Company Subsidiary has incurred any  liability for Taxes subsequent to the date of such most recent Financial Statements other than in the ordinary course of such Company's or Company Subsidiary's business.

(b)         (i) no Tax Return of the Company or any of the Company Subsidiaries is under audit or examination by any Taxing Authority, no written notice of such an audit or examination or any other audit or examination with respect to Taxes has been received by the Company or any of the Company Subsidiaries, (ii) no deficiencies for Taxes have been claimed, proposed, assessed or threatened in writing against the Company or any Company Subsidiary by any Taxing Authority for which adequate reserves have not been established in the Company's Financial Statements in accordance with GAAP; (iii) there are no liens for Taxes upon the assets of the Company or any Company Subsidiary except liens relating to current Taxes not yet due and payable; (iv) all Taxes which the Company or any Company Subsidiary are required by Law to withhold or to collect for payment have been duly withheld and collected and any such amounts that are required to be remitted to any Taxing Authority have been duly and timely remitted; (v) none of the Company or the Company Subsidiaries has consented to extend to a date after the Closing Date the time in which any Tax may be assessed or collected by any Taxing Authority; (vi) no claim has been made by any Taxing Authority in a jurisdiction where the Company or any of the Company Subsidiaries does not file Tax Returns that the Company or Company Subsidiary is or may be subject to taxation in that jurisdiction, and the Company is not aware of any Tax Return filing requirement that is not being complied with; and (vii) no power of attorney that would be in force after the Closing Date has been granted by the Company or any Company Subsidiaries with respect to Taxes.

(c)         Each of the Company and the Company Subsidiaries has made available to Parent and Merger Sub true, correct and complete copies of all federal income Tax Returns, and all other material Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by any of the Company or the Company Subsidiaries that have been filed by any of the Company or the Company Subsidiaries for the taxable years ending December 31, 2004, 2005, 2006 and 2007.

(d)         The consolidated federal and state income Tax Returns of the Company and the Company Subsidiaries have been filed (but not examined), and the statute of limitations closed, with respect to all taxable years through and including December 31, 2003.

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(e)         None of the Company or the Company Subsidiaries (i) is or has ever been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), (ii) is a party to or bound by any Tax allocation, sharing or indemnification agreement or other similar arrangement with any person other than the Company and the Company Subsidiaries or (iii) has any liability for the Taxes of any Person (other than any of the Company or the Company Subsidiaries) under Treas. Reg. §1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract, or otherwise.

(f)         Since January 1, 2003, neither the Company nor any Company Subsidiary has constituted a "distributing corporation" or a "controlled corporation" in a distribution of stock purported to or intended to be governed by Section 355 or Section 361 of the Code.

(g)         Since January 1, 2003, neither the Company nor any Company Subsidiary has participated in, or is currently participating in, a "reportable transaction" within the meaning of Treas. Reg. § 1.6011-4(b) or any transaction requiring disclosure under a corresponding or similar provision of state, local or foreign Law ( a "Reportable Transaction"), and to the knowledge of the Company, neither the Company nor any Company Subsidiary has ever participated in a Reportable Transaction.

(h)         Neither the Company nor any Company Subsidiary is or has been a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(i)         There are no Tax rulings, requests for rulings, applications for change in accounting methods or closing agreements that could reasonably be expected to affect liabilities for Taxes for any period after the Effective Time.

(j)         To the knowledge of the Company, neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any intercompany transactions or excess loss account described in Treasury regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law).  Neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of:  (i) any installment sale or open transaction disposition made on or prior to the date of this Agreement; (ii) any prepaid amount received on or prior to the Effective Time; (iii) Section 481(a) or Section 482 of the Code (or an analogous provision of state, local, or foreign Law), by reason of a change in accounting method or otherwise; or (iv) any other transaction or accounting method that accelerated an item of deduction into periods ending on or before the Effective Time or a transaction or accounting method that deferred an item of income into periods beginning after the Effective Time.

Section 3.14    Material Contracts.

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(a)         Neither the Company nor any of the Company Subsidiaries is, nor, to the Company's knowledge, is any other party, in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any Material Contract to which it is a party, except for such defaults which could not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect; and, to the knowledge of the Company, there has not occurred any event that, with the lapse of time or giving of notice or both, could constitute such a default other than such events which could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Each of the Material Contracts is in full force and effect and is enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors' rights generally and to the general principles of equity.

(b)         Section 3.14(b) of the Company Disclosure Schedule sets forth a list as of the date of this Agreement of (i) all agreements, contracts or letters of intent regarding the acquisition of a person or business, whether in the form of an asset purchase, merger, consolidation or otherwise (excluding any such agreement, contract or letter of intent that has closed or expired, unless one or more of the parties thereunder has executory indemnification, earn-out or other liabilities) to which the Company or any Company Subsidiary is a party, (ii) all credit agreements, indentures, and other agreements related to any existing indebtedness or availability for borrowed money of the Company or any Company Subsidiary (or pursuant to which any residual liability remains), (iii) all joint venture or other similar agreements to which the Company or any Company Subsidiary is a party, (iv) all material lease agreements to which the Company or any Company Subsidiary is a party, (v) contracts under which the Company or any Company Subsidiary has advanced or loaned any other person any material amounts, (vi) guarantees of any obligations (other than a guarantee by the Company of a Company Subsidiary's debts or other obligations or a guarantee by a Company Subsidiary of the Company's debts or other obligations or another Company Subsidiary's debts or other obligations), (vii) contracts or groups of related contracts with the same party or group of parties the performance of which involves annual consideration in excess of $200,000 which are not cancelable by the Company on thirty (30) days' or less notice without premium or penalty, (viii) each exclusive sales representative or exclusive distribution contract to which the Company or any Company Subsidiary is a party, (ix) warranty agreements with respect to the Company's or the Company Subsidiaries' services rendered or products sold or leased, other than pursuant to the Company's standard warranty, a true and complete copy of which has heretofore been provided or made available to Parent and Merger Sub, (x) agreements under which the Company has granted any person registration rights (including demand and piggy-back registration rights), which rights are still effective as of the date of this Agreement or still could become effective after the date of this Agreement, (xi) all contracts or agreements purporting to restrict or prohibit the Company or any Company Subsidiary from engaging or competing in any business or engaging or competing in any business in any geographic area, (xii) all employment, consulting, retention, severance, change in control, non-competition, termination or indemnification agreements between the Company or any Company Subsidiary and any director or officer of the Company or any Company Subsidiary or any other employee earning noncontingent cash compensation in excess of $100,000 per year, (xiii) all labor agreements, collective bargaining agreements or other labor related contracts (including work rules and practices) to which the Company or any Company Subsidiary is a party to or otherwise bound by with respect to any labor union, labor organization, trade union or similar organization or association of employees, (xiv) all licenses, consents to use, non-assertion agreements, settlement agreements and coexistence agreements concerning Intellectual Property to which the Company or any of the Company Subsidiaries is a party, including agreements pursuant to which the Company or any Company Subsidiary uses software (other than non-customized software subject to customary "shrinkwrap" or "click-through" type contracts) (the "Material Licenses"), (xv) any contract which provides for termination, acceleration of payment or other special rights upon the occurrence of a change in control of the Company and (xvi) all other contracts which are material to the Company and the Company Subsidiaries taken as a whole (collectively, the "Material Contracts"). The Company has made available to Parent a correct and complete copy of each agreement listed in Section 3.14(b) of the Company Disclosure Schedule.

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(c)          No Material Contract will, by its terms, terminate as a result of the transactions contemplated hereby or require any consent from any party thereto in order to remain in full force and effect immediately after the Effective Time, except for any Material Contracts which, if terminated, could not reasonably be expected to have a Company Material Adverse Effect.

(d)         Section 3.14(d) of the Company Disclosure Schedule sets forth a list, as of the date of this Agreement, of all agreements of the Company or any Company Subsidiary with any executive officer or director of the Company or any other Company Subsidiary.  No officer or director of the Company, or any "associate" (as such term is defined in Rule 14a-1 under the Exchange Act) of any such officer or director, has any interest in any contract or property (real or personal, tangible or intangible), used in, or pertaining to the business of the Company or any of the Company Subsidiaries which interest would be required to be disclosed pursuant to Item 404(a) of Regulation S-K promulgated by the SEC.

Section 3.15    Real and Personal Property.

(a)         Each of the Company and the Company Subsidiaries has good and valid title to, or valid leasehold interests in, all its properties and assets, free and clear of all Encumbrances, except for Permitted Encumbrances that could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Except for the Permitted Encumbrances, each of the Company and the Company Subsidiaries enjoys peaceful and undisturbed possession under all Real Property Leases (as defined below) to which it is a party, except as could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)         Neither the Company nor any Company Subsidiary owns any real property.

(c)         Section 3.15(c) of the Company Disclosure Schedule sets forth a true and complete list of all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Company Subsidiary (collectively, including the improvements thereon, the "Leased Real Property"), and for each Leased Real Property, identifies the street address of such Leased Real Property. True and complete copies of all agreements (and any amendments thereto) under which the Company or any Company Subsidiary is the landlord, sublandlord, tenant, subtenant, or occupant (each a "Real Property Lease") that have not been terminated or expired as of the date hereof have been made available to Parent. Each Real Property Lease is a valid and binding obligation of the Company or a Subsidiary and is in full force and effect.  The Company or the Company Subsidiary which is a party to a Real Property Lease has not received any written notice of any default under such Real Property lease which remains uncured and there is no default under any Real Property Lease either by the Company or the Company Subsidiaries party thereto or, to the Company's knowledge, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default by the Company or any Company Subsidiary thereunder, except for such defaults as could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

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(d)         Except for Permitted Encumbrances, neither the Company nor any Company Subsidiary is a party to any lease, sublease, license or other agreement granting to any third party a right to the use, occupancy or enjoyment of any Owned Real Property or Leased Real Property or any portion thereof.

(e)         There are no disputes, oral agreements or forbearance programs in effect with respect to any Real Property Lease.

Section 3.16    Intellectual Property.

(a)    Section 3.16 of the Company Disclosure Schedule sets forth a complete list, as of the date of this Agreement, of all:

(i)                 applications and registrations for Intellectual Property, in each case that are owned by the Company or any Company Subsidiary, including, with respect to each, the title or mark, the application or registration number, the application or registration date and the jurisdiction; and

(ii)                 material unregistered Intellectual Property owned by the Company or any Company Subsidiary.

(b)         Except as set forth in Section 3.16(b) of the Company Disclosure Schedule, and except as could not, individually or in the aggregate, reasonably be expected to be material to the Company:

(i)                  the Company and the Company Subsidiaries own, free and clear of all Encumbrances, or have a valid right to use, all Intellectual Property used in, or necessary for or otherwise material to, the conduct of their business as it is currently conducted and as presently contemplated to be conducted;

(ii)                 with respect to the applications and registrations for Intellectual Property set forth in Section 3.16(a) of the Company Disclosure Schedule, (v) the Company or the applicable Company Subsidiary is the sole and exclusive owner of such applications and registrations, (w) the Company or the applicable Company Subsidiary is the record owner of such applications and registrations, (x) such registrations and applications have been duly maintained, are subsisting, valid, in full force and effect, and have not been cancelled, expired, or abandoned, (y) there are no facts or circumstances, including prior art, that would render such applications and registrations invalid or unenforceable and (z) such applications have been prosecuted in accordance with all applicable rules, practices and procedures of the U.S. Patent and Trademark Office or the foreign equivalent, as applicable;

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(iii)                 the conduct by the Company and each Company Subsidiary of its business as it is currently conducted and as presently contemplated to be conducted does not infringe, misappropriate, or otherwise violate the intellectual property rights of any third party and neither the Company nor any Company Subsidiary has received notice of any pending or threatened claim of the foregoing and, to the knowledge of the Company, there is no valid basis for such a claim;

(iv)                 to the knowledge of the Company, no third party is challenging the validity or enforceability of any Intellectual Property owned by the Company or any Company Subsidiary;

(v)                 no third party is infringing, misappropriating, or otherwise violating the Intellectual Property owned by the Company or any Company Subsidiary;

(vi)                 to the knowledge of the Company, no funding, facilities or personnel of any Governmental Entity or other public institution were used, directly or indirectly, to develop or create, in whole or in part, any Intellectual Property owned by the Company or any Company Subsidiary;

(vii)                 no Intellectual Property owned by the Company or any Company Subsidiary is being used or enforced by the Company or any Company Subsidiary in a manner that could reasonably be expected to result in the abandonment, cancellation or unenforceability of such Intellectual Property;

(viii)                 the Company and the Company Subsidiaries have taken commercially reasonable steps to preserve the confidentiality of their trade secrets, their confidential, proprietary manufacturing processes, formulas and other confidential, proprietary information, and each current and, to the knowledge of the Company, former employee, officer and contractor of the Company or the Company Subsidiaries has executed a proprietary information and inventions agreement assigning to the Company or the applicable Company Subsidiary all Intellectual Property made in connection with such employment with or engagement by the Company or the applicable Company Subsidiary; and

(ix)                 the consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Company's or any Company Subsidiary's right to own, use, or hold for use any of the Intellectual Property material to the Company's conduct of its business as owned, used, or held for use in the conduct of its business as it is currently conducted or presently contemplated to be conducted.

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Section 3.17    Labor Matters.

(a)         Except as set forth in Section 3.17(a) of the Company Disclosure Schedule, as of the date of this Agreement (i) there is no labor strike, dispute, slowdown, stoppage or lockout pending, or to the knowledge of the Company, threatened against or affecting the Company or any of the Company Subsidiaries, nor has there been any such action or event during the three years prior to the date of this Agreement, (ii) neither the Company nor any of the Company Subsidiaries is a party to, bound by or in the process of negotiating any collective bargaining or similar agreement with any labor union, labor organization, trade union or similar organization or employee association, or work rules or practices agreed to with any labor union, labor organization, trade union or similar organization or employee association, in each case applicable to employees of the Company or any of the Company Subsidiaries, (iii) there are no material grievances or material arbitration proceedings arising out of or under any of the collective bargaining agreements or similar agreements set forth in Section 3.17(a) of the Company Disclosure Schedule, and (iv) none of the employees of the Company or any of the Company Subsidiaries is represented by any labor union, labor organization, trade union or similar organization or employee association with respect to their employment with the Company or any of the Company Subsidiaries and, to the knowledge of the Company, there are not any union organizing activities, either by or on behalf of any employee or union or similar labor organization or association with respect to employees of the Company or the Company Subsidiaries.

(b)         The Company and each Company Subsidiary is and has been in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work, disability, discrimination, employee whistleblowing, employee leaves, workers compensation, labor relations, classification of employees, immigration, equal opportunity and workplace safety and health, except in each case where the failure to so comply would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(c)         To the knowledge of the Company, no executive officer or other key employee of the Company or any Company Subsidiary (i) is subject to any noncompete, nonsolicitation, nondisclosure, confidentiality, employment, consulting or similar agreement with any other person or entity affecting or in conflict with the present and proposed business activities of the Company and the Company Subsidiaries, except agreements between the Company or a Company Subsidiary and its present and former officers or employees or (ii) intends to terminate his or her employment with the Company or any Company Subsidiary.

(d)         Neither the Company nor any Company Subsidiary has (i) taken any action within the past three (3) years requiring notice to employees under the Worker Adjustment and Retraining Notification Act of 1988, as amended (the "WARN Act"), or any similar state or local Law and (ii) incurred any liability or obligation under the WARN Act or any similar state or local Law that remains unsatisfied.

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Section 3.18    Compliance with Laws.  Except as could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) the Company and the Company Subsidiaries have complied in a timely manner with all Laws which affect the business, properties or assets of the Company or the Company Subsidiaries, (b) no unresolved notice, charge, claim, action or assertion has been received by the Company or any Company Subsidiary or has been filed, commenced or, to the Company's knowledge, threatened against the Company or any Company Subsidiary alleging any violation of any of the foregoing, (c) the Company and the Company Subsidiaries possess all licenses, permits and approvals required under such Laws and such licenses, permits and approvals are in full force and effect and (d) there is no action, proceeding or investigation pending or, to the knowledge of the Company, threatened regarding the suspension, revocation or cancellation of any such licenses, permits and approvals.

Section 3.19    Condition of Assets.  The property, plant and equipment of the Company and the Company Subsidiaries has been maintained in reasonable operating condition and repair, ordinary wear and tear excepted, and is in all material respects sufficient to permit the Company and each Company Subsidiary to conduct their operations in the ordinary course of business in a manner consistent with their past practices.

Section 3.20    Customers and Suppliers.  Section 3.20 of the Company Disclosure Schedule sets forth a true, correct and complete list of the 20 largest suppliers to and customers of the Company for the twelve month period ended June 30, 2008 (determined on the basis of the total dollar amount of purchases or sales, as the case may be) showing the total dollar amount of purchases from or sales to, as the case may be, each such supplier during such period.  Since June 30, 2007, there has been no termination, cancellation or material curtailment of the business relationship of the Company or any Company Subsidiary with any material customer or supplier or group of affiliated customers or suppliers nor, to the knowledge of the Company, has any material customer, supplier or group of affiliated customers or suppliers indicated an intent to so terminate, cancel or materially curtail its business relationship with the Company or any Company Subsidiary.

Section 3.21    Environmental Matters.

(a)         Except as could not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i)                 the Company and each Company Subsidiary has been and is in compliance with all applicable Environmental Laws, including, but not limited to, possessing all permits, authorizations, licenses, exemptions and other governmental authorizations required under applicable Environmental Laws, and in compliance with the terms and conditions thereof;

(ii)                 neither the Company nor any Company Subsidiary has received any unresolved communication (written or oral), whether from a Governmental Entity, citizens group, employee or otherwise, alleging that the Company or any Company Subsidiary is not in compliance with all applicable Environmental Laws, and there are no present or, to the knowledge of the Company, past actions, activities, circumstances or conditions that may prevent or interfere with such compliance in the future;

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(iii)                 there is no pending or threatened Environmental Claim, lawsuit, or administrative proceeding against the Company or any Company Subsidiary or against any person or entity whose liability for any Environmental Claim the Company or a Company Subsidiary has or may have retained or assumed either contractually or by operation of law, under or pursuant to any Environmental Law, and there are no facts, conditions or circumstances which could form the basis of any such Environmental Claim, lawsuit or administrative proceeding;

(iv)                 with respect to the real property that is currently owned, leased or operated by the Company or any Company Subsidiary, there have been no spills, discharges, releases or threatened releases (as such term is defined by the Comprehensive Environmental Response, Compensation and Liability Act, 42, U.S.C. 9601, et seq.) of Hazardous Substances or any other contaminant or pollutant on or underneath any of such real property that requires or is likely to require Cleanup or could form the basis of any Environmental Claim under applicable Environmental Laws;

(v)                 with respect to real property that was formerly owned, leased or operated by the Company or any Company Subsidiary or any of their predecessors in interest, there were no spills, discharges or releases (as such term is defined by the Comprehensive Environmental Response, Compensation and Liability Act, 42, U.S.C. 9601, et seq.) of Hazardous Substances or any other contaminant or pollutant on or underneath any of such real property during or prior to the Company's or any Company Subsidiary's ownership, lease or operation of such real property that requires or is likely to require Cleanup or could form the basis of any Environmental Claim under applicable Environmental Laws; and

(vi)                 neither the Company nor any Company Subsidiary has disposed or arranged for the disposal of Hazardous Substances (or any waste or substance containing Hazardous Substances) at any location that is: (x) listed on the Federal National Priorities List ("NPL") or identified on the Comprehensive Environmental Response, Compensation, and Liability Information System ("CERCLIS"), each established pursuant to the Comprehensive Environmental Response, Compensation and Liability Act, 42, U.S.C. 9601, et seq.; (y) listed on any state or foreign list of hazardous waste sites that is analogous to the NPL or CERCLIS; or (z) to the knowledge of the Company has been subject to environmental investigation or remediation.

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(b)         Neither the Company nor any Company Subsidiary has entered into any written agreement that requires them to indemnify or hold harmless a third party from or against any liabilities or costs arising out of or relating to the operation of the business or the disposal or release of Hazardous Substances from the business under Environmental Laws.

(c)         The Company and each Company Subsidiary has delivered or otherwise made available for inspection to Parent true, complete and correct copies and results of any reports, studies, analyses, tests or monitoring possessed or initiated by the Company or any Company Subsidiary pertaining to Hazardous Substances in, on, from, beneath, or adjacent to any property currently or formerly owned, operated or leased by the Company or any Company Subsidiary, or regarding the Company's or any Company Subsidiary's compliance with applicable Environmental Laws.

(d)         Except as sent forth on Section 3.21(d) of the Company Disclosure Schedule, no additional permits or other governmental authorizations under Environmental Laws, will be required to permit Parent to conduct the business of the Company and any Company Subsidiary in full compliance with all applicable Environmental Laws immediately following the Closing Date, as conducted by the Company and any Company Subsidiary immediately prior to the Closing Date.  To the extent that transfers or additional permits and other governmental authorizations are required, the Company and the Company Subsidiaries agree to cooperate with Parent to effect such transfers and obtain such permits and other governmental authorizations prior to the Closing Date.

(e)         The following terms shall have the following meanings for the purposes of this Agreement:

(i)                 "Cleanup" means all actions required to: (1) cleanup, remove, treat or remediate Hazardous Substances in the indoor or outdoor environment; (2) prevent the release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (3) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (4) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Substances in the indoor or outdoor environment.

(ii)                 "Environmental Laws" means all federal, state, local, foreign and common Laws and regulations relating to pollution or protection of human health or the environment, including without limitation, laws relating to the exposure to, or releases or threatened releases of, Hazardous Substances or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, release, transport or handling of Hazardous Substances and all laws and regulations with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances and all laws and regulations relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources.

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(iii)                 "Environmental Claim" shall mean any claim, action, cause of action, investigation or notice (written or oral) by any person or entity alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, property damages, personal injuries or penalties) arising out of, based on or resulting from (a) the presence, release or threatened release, of a Hazardous Substance at any location, whether or not owned, leased or operated by the Company or any Company Subsidiary or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

(iv)                 "Hazardous Substances" shall mean (a) any petrochemical or petroleum products, radioactive materials, asbestos, urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls; (b) any chemicals, materials or substances defined by any Environmental Law as, or included in the definition of, "hazardous substances," "hazardous wastes," "hazardous materials," "restricted hazardous materials," "extremely hazardous substances," "toxic substances," "contaminants" or "pollutants" or words of similar meaning and regulatory effect; or (c) any other chemical, material or substance, exposure to which is prohibited, limited, or regulated by any applicable Environmental Law.

Section 3.22    Insurance.  Section 3.22 of the Company Disclosure Schedule (i) lists all material insurance policies maintained by or on behalf of the Company and the Company Subsidiaries as of the date hereof and (ii) includes a description of any self-insurance arrangements in effect as of the date hereof with respect to the Company and the Company Subsidiaries (such arrangements, together with all similar arrangements in respect of the Company and the Company Subsidiaries covering earlier periods, being referred to herein as the "Self-Insurance Arrangements").  The Company has heretofore made available to Parent true, correct and complete copies of all such insurance policies.  The Company and the Company Subsidiaries have policies of insurance of the type and in amounts customarily carried by Persons conducting businesses or owning assets similar to those of the Company and the Company Subsidiaries.  All such policies and the Self-Insurance Arrangements are in full force and effect and will not terminate by virtue of the transactions contemplated hereby, all premiums due thereon have been paid by the Company or the Company Subsidiaries, and the Company and the Company Subsidiaries are otherwise in compliance in all material respects with the terms and provisions of such policies.  Furthermore, as of the date of this Agreement, (a) neither the Company nor any Company Subsidiary has received any notice of cancellation or non-renewal of any such policy or arrangement nor, to the knowledge of the Company, is the termination of any such policies or arrangements threatened, (b) there is no claim pending under any of such policies or arrangements as to which coverage has been denied or disputed by the underwriters of such policies or arrangements, (c) neither the Company nor any Company Subsidiary has received any notice from any of its insurance carriers that any insurance coverage presently provided for will not be available to the Company or any Company Subsidiary in the future on substantially the same terms as now in effect and (d) none of such policies or arrangements provides for any retrospective premium adjustment, experienced-based liability or loss sharing arrangement affecting the Company or any Company Subsidiary.

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Section 3.23    Certain Business Practices.  Neither the Company nor any Company Subsidiary, and no director, officer, agent or employee of the Company or any Company Subsidiary, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity or (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any other federal, foreign or state anti-corruption or anti-bribery Law or requirement applicable to the Company or the Company Subsidiaries.

Section 3.24    Information Supplied.  None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference (i) in the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that, in each case, no representation or warranty is made by or on behalf of the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement.  The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.

Section 3.25    Opinion of Financial Advisor.  The Company has received the written opinion of Goldman, Sachs & Co. (the "Company Financial Advisor"), dated August 12, 2008, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be received by the holders of Shares, taken in the aggregate pursuant to this Agreement is fair from a financial point of view to such holders, and a copy of such opinion will be delivered to Parent and Merger Sub promptly after the date of this Agreement.  The Company has been authorized by the Company Financial Advisor to permit the inclusion of such opinion in its entirety and a discussion of the Company Financial Advisor's analysis in preparing such opinion in the Proxy Statement.

Section 3.26    Brokers.  No broker, investment banker, financial advisor or other person, other than the Company Financial Advisor, the fees and expenses of which will be paid by the Company, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.  True and correct copies of all agreements between the Company and the Company Financial Advisor, including, without limitation, any fee arrangements, have been delivered to Parent prior to the date of this Agreement.

Section 3.27    State Takeover Statutes.  The Company has taken all action necessary to exempt the Merger, this Agreement and the transactions contemplated hereby from Section 203 of the DGCL, and, accordingly, neither such Section 203 nor any other antitakeover or similar statute or regulation applies or purports to apply to any such transactions.  As a result of the foregoing actions, the only additional corporate action required to authorize the Merger is the Company Stockholder Approval and no further action is required to authorize the transactions contemplated by this Agreement. No other "control share acquisition," "fair price," "moratorium" or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement or the transactions contemplated hereby.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Except as set forth on the disclosure schedule, dated the date hereof, delivered by Parent to the Company (the "Parent Disclosure Schedule") with specific reference to the particular Section or subsection of this Agreement to which the limitation set forth in such Parent Disclosure Schedule relates (it being understood that any information set forth in a particular Section or subsection of the Parent Disclosure Schedule shall be deemed to apply to and qualify each other Section or subsection thereof or hereof to the extent that it is readily apparent on its face that such information is relevant to such other Section or subsection thereof or hereof), the Parent and Merger Sub represent and warrant to the Company as set forth below.

Section 4.1    Organization.  Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its respective incorporation and has all full corporate power and authority to own, lease and operate its properties and to carry on its business as is now being conducted, except where the failure to be so organized and existing or to have such power and authority would not, individually or in the aggregate, impair in any material respect the ability of each of Parent and Merger Sub, as the case may be, to perform its obligations under this Agreement, or prevent or materially delay the consummation of the transactions contemplated hereby.

Section 4.2    Authorization; Validity of Agreement; Necessary Action.  Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the boards of directors of each of Parent and Merger Sub, and by Parent as the sole stockholder of Merger Sub, and no other corporate authority or approval on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of each of Parent and Merger Sub enforceable against each of them in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors' rights generally and to general principles of equity.

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Section 4.3    Consents and Approvals; No Violations.  None of the execution, delivery or performance of this Agreement by Parent or Merger Sub, the consummation by Parent or Merger Sub of the transactions contemplated hereby or compliance by Parent or Merger Sub with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the Certificate of Incorporation, the Bylaws or similar organizational documents of Parent or Merger Sub, (ii) require any filing by Parent or Merger Sub with, or permit, authorization, consent or approval of, any Governmental Entity except for (A) compliance with any applicable requirements of the Exchange Act and Securities Act, (B) any filings as may be required under the DGCL in connection with the Merger, (C) the filing with the SEC of (1) the Form S-4 and (2) such reports under applicable requirements of the Securities Act, the Exchange Act and state securities and "blue sky" laws, as may be required in connection with this Agreement and the transactions contemplated hereby, (D) any filings with or approvals of the NASDAQ Stock Market or (E) any filings in connection with the applicable requirements of the HSR Act or under the antitrust or competition Laws of applicable foreign jurisdictions, (iii) result in a violation or breach of or the loss of any benefit under, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, or result in the creation of any Encumbrance on the assets and properties of the Parent or any Subsidiary under, any of the terms, conditions or provisions of any Contract to which the Parent or any Subsidiary is a party or by which any of them or any of their respective properties or assets may be bound or (iv) assuming that all consents, approvals, authorizations and other actions described in subsection (ii) have been obtained and all filings and obligations in subsection (ii) have been made or complied with, conflict with or violate any Law applicable to the Parent, any Subsidiary or any of their respective properties or assets, except in the case of clauses (ii) or (iii) where (x) any failure to obtain such permits, authorizations, consents or approvals, (y) any failure to make such filings or (z) any such violations, breaches, defaults or Encumbrances could not, individually or in the aggregate, reasonably be expected to impair in any material respect the ability of each of Parent and Merger Sub to perform its obligations under this Agreement, as the case may be, or prevent or materially delay the consummation of any the transactions contemplated hereby.

Section 4.4    Capitalization.

(a)         The authorized capital stock of Parent consists of (i) 47,500,000 shares of Parent Common Stock and (ii) 2,000,000 shares of preferred stock, par value $0.01 per share.  As of the date of this Agreement, (i) 16,998,785 shares of Parent Common Stock are issued and outstanding, (ii) 4,069,913 shares of Parent Common Stock are issued and held in the treasury of Parent, (iii) a total of 788,388 shares of Parent Common Stock are reserved for issuance upon the exercise of outstanding Parent Options and (iv) no shares of preferred stock of Parent are issued and outstanding.  All of the outstanding shares of the Parent common stock are, and all shares that may be issued pursuant to the exercise of outstanding Parent Options will be, duly authorized, validly issued, fully paid and non-assessable.  Except as set forth in the Parent SEC Documents, there are (i) no existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, restricted stock awards, restricted stock unit awards, agreements, arrangements, understandings or commitments of any kind (including Voting Debt) relating to the issued or unissued capital stock of, or other equity interests in, Parent or any of its Subsidiaries obligating Parent or any of its Subsidiaries to issue, transfer, register or sell or cause to be issued, transferred, registered  or sold any shares of capital stock or Voting Debt of, or other equity interest in, Parent or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests or other securities, or obligating Parent or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, restricted stock award, restricted stock unit award, agreement, arrangement, understanding or commitment, and (ii) no outstanding agreements, arrangements, understandings or commitments of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Parent Common Stock or any capital stock or other equity interests in any of its Subsidiaries or any Person or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any of its Subsidiaries or any Person.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent or any of its Subsidiaries.

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(b)         There are no stockholder agreements, voting trusts or other agreements or understandings to which the Parent or any Subsidiary is a party relating to the voting or disposition of any share of the capital stock of the Parent or any of its Subsidiaries or granting to any person or group of persons the right to elect, or to designate or nominate for election, a director to the board of directors of the Parent or any Subsidiary.

(c)         All dividends or distributions on securities of the Parent or any Subsidiary that have been declared or authorized have been paid in full.

Section 4.5    Parent SEC Documents and Financial Statements.

(a)         Since January 1, 2005, Parent has timely filed with the SEC all forms, reports, schedules, statements, exhibits, and other documents required by it to be filed under the Exchange Act or the Securities Act (collectively, the "Parent SEC Documents").  As of its filing date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Parent SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder.  As of its filing date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Parent SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective prior to the date of this Agreement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made in light of the circumstances under which they were made, not misleading.  None of Parent's Subsidiaries is required to file any forms, reports or other documents with the SEC.  As of its filing date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, all of the audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included in the Parent SEC Documents (collectively, the "Parent Financial Statements") (i) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted under Form 10-Q of the Exchange Act) and (iii) fairly present in all material respects the consolidated financial position and the consolidated results of operations and cash flows (subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments) of Parent and its consolidated Subsidiaries as of the times and for the periods referred to therein.

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(b)         Parent has heretofore furnished to the Company complete and correct copies of all comment letters from the SEC since January 1, 2007 through the date of this Agreement with respect to any of the Parent SEC Documents.  As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the Parent SEC Documents.

(c)         Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of the NASDAQ Stock Market.

(d)         Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that Parent maintains records that in reasonable detail accurately and fairly reflect its transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (iii) that receipts and expenditures are executed only in accordance with authorizations of management and its board of directors and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent's assets that could have a material effect on Parent's consolidated financial statements. Parent has evaluated the effectiveness of its internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has disclosed, based on the most recent evaluation of internal control over financial reporting, to the Parent's auditors and the audit committee of its board of directors (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent's ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Parent's internal control over financial reporting.  Except as disclosed in the Parent SEC Documents, Parent has not identified any material weaknesses in the design or operation of Parent's internal control over financial reporting.

(e)         Parent's "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act with respect to such reports.

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(f)         To the knowledge of Parent, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened in each case regarding any accounting practices of Parent or any malfeasance by any director or executive officer of Parent.  Since January 1, 2005 there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of Parent's chief executive officer, chief financial officer, general counsel or similar legal officer, Parent's board of directors or any committee thereof.

(g)         Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Parent SEC Documents, and the statements contained in such certifications are true and accurate.  For purposes of this Agreement, "principal executive officer" and "principal financial officer" shall have the meanings given to such terms in the Sarbanes-Oxley Act.  The Parent does not have, and has not arranged any, outstanding "extensions of credit" to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(h)         Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among Parent or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent's published financial statements or other Parent SEC Documents.

Section 4.6    Information Supplied.  None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference (i) in the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that, in each case, no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement.  The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act.

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Section 4.7    Brokers.  No broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub which will not be for the sole account of Parent and/or any Subsidiary of Parent.

Section 4.8    Interim Operations of Merger Sub.  Merger Sub was formed solely for the purpose of consummating the Merger and has not conducted and will not conduct any activities other than in connection with the transactions contemplated hereby.

Section 4.9    Parent-Owned Shares of Company Common Stock. As of the date of this Agreement, Parent, Merger Sub and their respective Subsidiaries own no shares of the Company's common stock, or other securities convertible into, exchangeable into or exercisable for shares of the Company's common stock.

Section 4.10    Adequate Funds and Stock.  Parent has sufficient funds or firm commitment letters from nationally recognized lending institutions, and will have at the time the conditions to the Merger are satisfied or waived and at the Effective Time sufficient funds, for the payment of the Cash Consideration and to perform its obligations with respect to the transactions contemplated by this Agreement.  Parent has sufficient authorized common stock and has taken all action required for issuance of the Parent Common Stock to be issued in the Merger.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1    Interim Operations of the Company.  The Company covenants and agrees that, except as expressly contemplated by this Agreement, or as reflected on Schedule 5.1, after the date hereof, and prior to the earlier of (x) the termination of this Agreement in accordance with Article VIII and (y) the Effective Time:

(a)         the business of the Company and the Company Subsidiaries shall be conducted only in the ordinary course of business consistent with past practice, and each of the Company and the Company Subsidiaries shall use its reasonable best efforts to preserve its present business organization intact, to keep available the services of its current officers, employees and consultants, and to maintain good relations with customers, suppliers, employees, contractors, distributors and others having business dealings with it;

(b)         neither the Company nor any Company Subsidiary shall, (i) directly or indirectly, except with respect to the Company, for the issuance of Shares upon the exercise of the Options or the MSLO Warrant or upon the vesting of Restricted Stock Units, the exercise of Exchange Rights or the final installment of consideration payable under the Company's Asset Purchase Agreement with Global Appliance Technologies, Inc. (the "Global Asset Purchase Agreement") outstanding on the date of this Agreement pursuant to the terms of such Options, MSLO Warrant, Restricted Stock Units, Exchange Rights and Global Asset Purchase Agreement, issue, sell, modify, transfer, dispose of, encumber or pledge any shares of capital stock of the Company or any capital stock or other equity interests of any Company Subsidiary, securities convertible into or exchangeable for, or options, warrants or rights of any kind to acquire any shares of such capital stock or other equity interests or any other ownership interest; (ii) amend or otherwise change its Certificate of Incorporation or Bylaws or similar organizational documents; (iii) split, combine, reclassify, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock or other equity interests; or (iv) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock;

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(c)         neither the Company nor any Company Subsidiary will (i) incur or assume indebtedness or issue any debt securities, except for the incurrence of indebtedness for working capital purposes (including payment of costs associated with the transactions reflected by this Agreement) under the Company's or the Company Subsidiaries' existing credit facilities, in each case as in effect on the date hereof; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person; (iii) make any loans, advances or capital contributions to, or investments in, any other Person; (iv) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any equity interest therein; (v) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any of its assets or properties, other than in the ordinary course of business consistent with past practice, except, in the case of each of clauses (i) through (v) above, for amounts that do not exceed $100,000 in the aggregate at any time;

(d)         neither the Company nor any Company Subsidiary shall (i) increase the compensation or benefits payable or to become payable to any of its officers, directors, employees, agents or consultants; (ii) enter into, extend or amend any employment, collective bargaining, severance, consulting, termination or other agreement or employee benefit plan, except as required to comply with Section 409A of the Code; or (iii) (except as otherwise would be permitted under subsection (c) above) make any loans or advances to any of its officers, directors, employees, agents, consultants or affiliates or change its existing borrowing or lending arrangements for or on behalf of any of such persons pursuant to an employee benefit plan or otherwise except: (1) for changes that are required by applicable law; or (2) to satisfy contractual obligations existing as of the date hereof under employment, consulting, severance, change of control or other agreements, including contractual promises to pay for 409A penalty exposures and income tax thereon, the material amount of which is reserved in the Company's books on the date hereof and has been disclosed to Parent;

(e)         neither the Company nor any Company Subsidiary shall (i) pay or arrange for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to any officer, director, employee or affiliate or pay or make any arrangement for payment to any officers, directors, employees or affiliates of the Company of any amount relating to unused vacation days, except payments and accruals made in the ordinary course of business consistent with past practice or as may be required pursuant to the terms of a Benefit Plan or applicable Laws, (ii) except as may be required pursuant to the terms of a Benefit Plan as in effect as of the date of this Agreement or applicable Laws, adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or any employment or consulting agreement with or for the benefit of any director, officer or employee, whether past or present, or (iii) amend in any material respect any such existing plan, agreement or arrangement;

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(f)         neither the Company nor any Company Subsidiary will, (i) modify, extend, amend or terminate any Material Contract to which the Company or any Company Subsidiary is a party or by which any of them or any of their respective properties or assets may be bound (except for such modifications, extensions, amendments or terminations which are immaterial or which are favorable to the Company); (ii) waive, release or assign any rights or claims under any of such Contracts (except for such waivers or releases which are immaterial or which are favorable to the Company); or (iii) enter into any Material Contract;

(g)         neither the Company nor any Company Subsidiary shall, except in the ordinary course of business consistent with past practice, grant or acquire, agree to grant or acquire from any Person, or dispose of or permit to lapse any rights to, any Intellectual Property, or disclose or agree to disclose to any Person, other than representatives of Parent and Merger Sub, any trade secret or other confidential information;

(h)         neither the Company nor any Company Subsidiary will (i) change any of the accounting methods used by it except for such changes required by GAAP or applicable Law or (ii) make any material Tax election or change any Tax election already made, adopt any Tax accounting method, change any Tax accounting method, enter into any closing agreement or settle any claim or assessment relating to a material amount of Taxes or consent to any claim or assessment relating to a material amount of Taxes or any waiver of the statute of limitations for any such claim or assessment;

(i)         neither the Company nor any Company Subsidiary will pay, discharge or satisfy any claims, liabilities or obligations (whether absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business consistent with past practice, or of claims, liabilities or obligations reflected or reserved against in the Financial Statements of the Company for the period ended December 31, 2007 (including remaining payments required pursuant to the Global Asset Purchase Agreement) or incurred since December 31, 2007 in the ordinary course of business consistent with past practice;

(j)         neither the Company nor any Company Subsidiary will (i) settle or commence any action, suit, claim, litigation or other proceeding involving an amount in excess of $100,000 or, in the aggregate, an amount in excess of $500,000 or (ii) enter into any consent decree, injunction or other similar restraint or form of equitable relief in settlement of any action, suit, claim, litigation or other proceeding;

(k)         neither the Company nor any Company Subsidiary will adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary (other than with respect to Company, the Merger);

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(l)         neither the Company nor any Company Subsidiary will take any action that could result in any of the conditions to the Merger set forth in Article VII not being satisfied or that could delay the consummation of, or impair the ability of the Company to consummate, the transactions contemplated by this Agreement in accordance with the terms hereof;

(m)           the Company shall not, and shall not permit any of the Company Subsidiaries to, enter into, amend, modify or supplement any agreement, transaction, commitment or arrangement with any officer, director or other affiliate (or any affiliate of any of the foregoing);

(n)         neither the Company nor any Company Subsidiary shall make any capital expenditure which is not in all material respects in accordance with the annual budget for the fiscal year 2008, a true and correct copy of which is attached to Schedule 5.1; and

(o)         neither the Company nor any Company Subsidiary will enter into any agreement, contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose or announce an intention to do any of the foregoing.

Section 5.2    No Solicitation.

(a)         From the date of this Agreement until the earlier of the time the Company Stockholder Approval is obtained or the termination of this Agreement, the Company shall immediately cease and cause to be terminated all existing discussions, negotiations and communications, if any, with any Persons with respect to any Acquisition Proposal and shall request that any such Person (and its agents and advisors) in possession of confidential information about the Company and the Company Subsidiaries that was furnished by or on behalf of the Company to return or destroy all such information.  The Company agrees that neither it nor any of the Company Subsidiaries shall, and that it shall direct the Company’s and the Company Subsidiaries’ respective officers, directors, employees, agents and representatives, including any investment banker, consultant, attorney or accountant retained by the Company or any Company Subsidiary (collectively, "Representatives")  not to, directly or indirectly (i) initiate, solicit or knowingly encourage (including by way of furnishing information or assistance), or knowingly induce, or take any action  that is designed to or could reasonably be expected to facilitate the making of, any inquiry, offer or proposal which constitutes or could reasonably be expected to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations with, furnish any non-public information relating to the Company or any of the Company Subsidiaries to, or otherwise cooperate in any way with any Person (other than Parent or any of its affiliates or representatives) that is seeking to make, or has made, an Acquisition Proposal, (iii) fail to make, or withdraw or modify in any manner adverse to Parent, the Company Board Recommendation, or recommend, adopt or approve, or publicly propose to recommend, adopt or approve, any Acquisition Proposal (any of the foregoing in this clause (iii), an "Adverse Recommendation Change"), (iv) except as required by applicable Law, grant (other than to Parent or any of its affiliates or representatives) any waiver or release under any standstill or similar agreement, or (v) enter into any letter of intent or similar document or any understanding or agreement contemplating or otherwise relating to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal.  The Company shall promptly (and in any event within twenty-four hours) notify Parent if (1) any proposals are received by the Company or (2) any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, the Company or any Representative which could reasonably be expected to result in an Acquisition Proposal, which notice shall identify the name of the Person making such proposal or request or seeking such negotiations or discussions and include copies of all correspondence and written materials provided to the Company, any Company Subsidiary or any Representative that describe the terms and conditions of any proposal or request (and any subsequent changes to such terms and conditions) and summaries of any material oral communications addressing such matters.  The Company shall promptly inform Parent of any material changes to any Acquisition Proposal.

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(b)         Notwithstanding Section 5.2(a) or any other provision of this Agreement, following the execution of this Agreement but prior to the time the Company Stockholder Approval is obtained (and in no event after the Company Stockholder Approval is obtained), the Company may, subject to compliance with this Section 5.2, furnish information concerning its and the Company Subsidiaries’ respective businesses, properties or assets to any Person pursuant to a confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement, dated April 15, 2008, entered into between Parent and the Company (the "Confidentiality Agreement") (a copy of which shall be provided to Parent promptly after its execution) and may negotiate and participate in discussions and negotiations (including making counterproposals) with such Person concerning an Acquisition Proposal if, but only if, (x) such Acquisition Proposal provides for consideration to be received by holders of all, but not less than all, of the issued and outstanding Shares and is reasonably likely to be consummated promptly; (y) such Person has on an unsolicited basis, and in the absence of any violation of this Section 5.2 by the Company or any of its Representatives, submitted a bona fide, written proposal to the Company relating to any such transaction which the Board of Directors determines in good faith, after receiving advice from a nationally recognized investment banking firm, is, or would reasonably be likely to be, more favorable to the holders of Shares from a financial point of view than the Merger or, if applicable, any proposal by Parent to amend the terms of this Agreement, taking into account all the terms and conditions of such proposal and this Agreement (including the expected timing and likelihood of consummation, and taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal) and which is not conditioned upon obtaining financing or any regulatory approvals beyond or in addition to the types of regulatory approvals required in connection with the transactions contemplated by this Agreement, and (z) in the good faith belief of the Company Board of Directors, after consultation with outside legal counsel to the Company, the failure to provide such information or access or to engage in such discussions or negotiations would be reasonably likely to cause the Company Board of Directors’ to violate its fiduciary duties to the Company's stockholders under applicable Law (an Acquisition Proposal which satisfies clauses (x), (y) and (z) being referred to herein as a "Superior Proposal").  The Company shall promptly, and in any event within twenty-four hours, notify Parent of a Company Board of Directors determination that an Acquisition Proposal is or would reasonably be likely to lead to a Superior Proposal, which notice shall include the name of the Person making such Superior Proposal and copies of all correspondence and written materials provided to the Company or any Representative that describes any terms and conditions of any Superior Proposal (and any subsequent changes to such terms and conditions) and summaries of any material oral communications addressing such matters.  The Company shall promptly provide to Parent any material non-public information regarding the Company or any Company Subsidiary provided to any other Person which was not previously provided to Parent, such additional information to be provided no later than the date of provision of such information to such other Person.

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(c)         Any violation of this Section 5.2 by any of its Representatives, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of the Company or otherwise, shall be deemed to be a breach of this Agreement by the Company.  Notwithstanding the foregoing, it is understood and agreed for purposes of this Agreement that, so long as no actions inconsistent with the Company’s obligations under this Section 5.2 are taken by the Company, its Company Subsidiaries, or their Representatives after the date this Agreement is executed, an Acquisition Proposal shall not be considered to have been solicited as a result of any actions taken prior to the date of this Agreement.  In addition, nothing in this Section 5.2 shall prohibit the Company’s outside legal counsel from contacting or otherwise engaging in discussions with any Person after the date hereof who has submitted an unsolicited Acquisition Proposal that did not otherwise result from a breach of this Section 5.2 solely for the purpose of clarifying such Acquisition Proposal and any material terms and the conditions thereof so as to assist the Company Board of Directors in determining whether such Acquisition Proposal is or would reasonably be likely to lead to a Superior Proposal.

(d)         Prior to the time the Company Stockholder Approval is obtained (and in no event after the Company Stockholder Approval is obtained), neither the Company Board of Directors nor any committee thereof shall (i) make an Adverse Recommendation Change or (ii) authorize the Company to enter into any agreement with respect to any Superior Proposal (an "Acquisition Agreement"), unless and until the Company shall have delivered to Parent the written notice required by Section 5.2(e) below and all rights of the Parent to propose adjustments to the terms and  conditions of this Agreement as set forth in said Section 5.2(e) shall have expired.  Any such Adverse Recommendation Change or the entry by the Company into any Acquisition Agreement shall not change the approval of the Company Board of Directors for purposes of causing any state takeover statute or other state Law to be applicable to the Merger, this Agreement and the transactions contemplated hereby.

(e)         The Company Board of Directors may make an Adverse Recommendation Change and authorize the Company to terminate this Agreement if (i) the Company first provides Parent with written notice that it intends to do so pursuant to this Section 5.2(e), identifying the Superior Proposal then determined to be more favorable and the parties thereto and delivering to Parent a copy of the Acquisition Agreement for such Superior Proposal in the form to be entered into and (ii) within a period of five full Business Days following the delivery of the notice referred to in clause (i) above, Parent shall not have proposed adjustments in the terms and conditions of this Agreement which, after having caused its financial and legal advisors to negotiate with Parent in good faith such proposed adjustments in the terms and conditions of this Agreement, the Company Board of Directors determines in its good faith judgment (after considering the advice of its financial advisor) to be as favorable to the Company's stockholders as such Superior Proposal.  If the conditions of the immediately preceding sentence are satisfied in all respects, the Company shall be free to deliver to the Parent, pursuant to this Section 5.2(e) and Section 8.1(d)(i), at least five full Business Days after the Company has provided the notice referred to in clause (i) above, (A) a written notice of termination of this Agreement pursuant to this Section 5.2(e) and Section 8.1(d)(i) and (B) within the time specified in Section 8.2(b), a wire transfer of immediately available funds in the amount of the Termination Fee (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new written notice to Parent pursuant to clause (i) above and a new five Business Day period).

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(f)         Nothing contained in this Agreement shall prohibit the Company or the Company Board of Directors from taking and disclosing to its stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making such disclosure to the Company’s stockholders which, in the good faith judgment of the Company Board of Directors, after consultation with outside counsel to the Company, is required by applicable Law or the failure to take such action would cause the Company Board of Directors to violate its fiduciary duties to the Company's stockholders under applicable Law.

Section 5.3    Right to Make Adverse Recommendation Change Due to Intervening Event. In addition, and notwithstanding any provision to the contrary in this Agreement, at any time prior to the time the Company Stockholder Approval is obtained the Company Board of Directors may, in response to a fact, event, change, development or set of circumstances with respect to or otherwise affecting Parent or any of its Subsidiaries or its or their business, properties, assets, liabilities, results of operation or condition (financial or otherwise) occurring or arising after the date hereof that is materially adverse to Parent and its Subsidiaries taken as a whole and that was not known to the Company Board of Directors prior to the execution of this Agreement (such fact, event, change, development or set of circumstances, an “Intervening Event”), make an Adverse Recommendation Change if the Company Board of Directors determines in good faith, after consultation with its outside legal counsel, that, in light of such Intervening Event, the failure to take such action would or would be reasonably likely to cause the Company Board of Directors to violate its fiduciary duties to the Company stockholders under applicable Law; provided that (1) no fact, event, change, development or set of circumstances shall constitute an Intervening Event if such fact, event, change, development or set of circumstances resulted from or arose out of any action taken or omitted to be taken by the Parent or any of its Subsidiaries at the written request or with the written consent of the Company given after the date hereof and (2) any decrease in the market price of the Parent Common Stock shall not constitute an Intervening Event (it being understood that the exception in this clause (2) is strictly limited to any such decrease in and of itself and shall not prevent or otherwise affect a determination that an Intervening Event has occurred); and provided, further, that the Company Board of Directors shall not be entitled to exercise its right to make an Adverse Recommendation Change pursuant to this Section 5.3 unless the Company has (A) given Parent and Merger Sub at least five Business Days’ prior written notice advising Parent and Merger Sub that the Company Board of Directors intends to take such action and specifying the facts underlying the Company Board of Directors’ determination that an Intervening Event has occurred, and the reasons for the Adverse Recommendation Change, in reasonable detail, and (B) during such five Business Day period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such manner that obviates the need for such an Adverse Recommendation Change as a result of the Intervening Event.  For the avoidance of doubt, (i) in no event shall the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or the consequences thereof constitute an Intervening Event and (ii) the Company Board of Directors has considered and understands that the announcement of both this Agreement and the transactions contemplated hereby (and limited to the announcement of both this Agreement and the transactions contemplated hereby) could affect the value of the Stock Consideration.

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ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1    Company Stockholder Meeting; Form S-4 and Proxy Statement

(a)         Subject to the Company's right to terminate this Agreement pursuant to Sections 8.1(d)(i) and 8.1(d)(ii), the Company shall, as promptly as practicable after the execution of this Agreement and in accordance with applicable Law, establish a record date for, duly call, give notice of, convene and hold a special meeting of its stockholders for the purpose of considering and taking action upon this Agreement (the "Company Stockholder Meeting") and shall, through the Company Board of Directors, recommend to its stockholders the adoption of this Agreement and shall include the Company Board Recommendation in the Proxy Statement.  Without limiting the generality of the foregoing, subject to its right to terminate this Agreement, the Company's obligations pursuant to the first sentence of this Section 6.1(a) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or (ii) any Adverse Recommendation Change.  If an Adverse Recommendation Change shall have occurred and thereafter the Company Board of Directors shall recommend this Agreement and the Merger (the "Reinstated Recommendation"), the Company shall not hold or adjourn the Company Stockholder Meeting until not less than ten (10) calendar days after the date of such Reinstated Recommendation.

(b)         As promptly as practicable after the execution of this Agreement, the Company and Parent shall prepare and Parent shall file with the SEC a Registration Statement on Form S-4 in connection with the issuance of shares of Parent Common Stock in the Merger (as may be amended or supplemented from time to time, the "Form S-4"), in which the proxy statement relating to the adoption by the stockholders of the Company of this Agreement (as may be amended or supplemented from time to time, the "Proxy Statement") will be included. Each of the Company and Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing.  The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the stockholders of the Company as promptly as practicable after the Form S-4 is declared effective under the Securities Act.  Parent shall also take any action required to be taken under any applicable state securities laws in connection with the issuance of shares of Parent Common Stock in the Merger, and each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will made by the Company, in each case without providing Parent a reasonable opportunity to review and comment thereon.  If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement, so that either such document would not include any misstatement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law or the SEC, disseminated to the stockholders of the Company. The parties shall notify each other promptly of the time when the Form S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Proxy Statement, the Form S-4 or the Merger and (ii) all orders of the SEC relating to the Form S-4.

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(c)         The Company shall use its reasonable best efforts to solicit from holders of Shares proxies in favor of the adoption of this Agreement and take all actions reasonably necessary or, in the reasonable opinion of Parent, advisable to secure the approval of stockholders required by the DGCL, the Company's Certificate of Incorporation and any other applicable Law to effect the Merger, unless, pursuant to Section 5.2(d) or Section 5.3, the Company Board of Directors determines in its good faith opinion, after consultation with outside legal counsel to the Company, that taking such actions would or would be reasonably likely to cause the Company Board of Directors to violate its fiduciary duties to the Company's stockholders under applicable Law.

Section 6.2    Notification of Certain Matters.  The Company shall give prompt written notice to Parent of (i) any claims, actions, proceedings or governmental investigations commenced or, to its knowledge, threatened, involving or affecting the Company or any Company Subsidiary or any of their property or assets and (ii) any notice of, or other communication relating to, a default or event which, with notice or lapse of time or both, would become a default, received by the Company or any of Company Subsidiary subsequent to the date of this Agreement and prior to the Effective Time, under any Material Contract or any Contract entered into after the date of this Agreement that if in effect on the date hereof would be a Material Contract, to which the Company or any Company Subsidiary is a party or is subject. The Company, on the one hand, and Parent, on the other hand, shall give prompt written notice to the other party of (a) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated hereby or (b) any Material Adverse Effect to the Company. The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of (i) the occurrence, or failure to occur, of any event that would be likely to cause any representation or warranty made by such party contained in this Agreement to be untrue or inaccurate in any material respect and (ii) any material failure of the Company, Parent or Merger Sub, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. Notwithstanding anything in this Agreement to the contrary, no such notification shall affect the representations, warranties or covenants of the parties or the conditions to the obligations of the parties hereunder.  The Company and Parent shall, to the extent permitted by Law, promptly provide the other with copies of all filings made by such party with any Governmental Entity in connection with this Agreement and the transactions contemplated hereby, other than the portions of such filings that include confidential or proprietary information not directly related to the transactions contemplated hereby.

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Section 6.3    Access; Confidentiality.  From the date hereof until the Effective Time, subject to the terms of the Confidentiality Agreement, the Company shall (and shall cause each of the Company Subsidiaries to) afford to the officers, employees, accountants, counsel, financing sources and other Representatives of Parent and Merger Sub, regular access, during normal business hours and with prior notice to all of its officers, employees, agents, properties, books, contracts and records and, during such period, the Company shall (and shall cause each of the Company Subsidiaries to) furnish promptly to Parent and Merger Sub (a) a copy of each report, schedule, registration statement and other document filed by it pursuant to the requirements of federal securities laws and (b) all other reasonably available information concerning its business, properties and personnel as Parent or Merger Sub may reasonably request.  Parent and Merger Sub will hold any information obtained pursuant to this Section 6.3 in accordance with the terms of the Confidentiality Agreement. Notwithstanding the foregoing, none of the Company, any Company Subsidiary or any of their Representative shall be required to provide access to or disclose information where such access or disclosure (a) the Company reasonably determines would cause the loss of any the attorney-client privilege of the Company or any Company Subsidiary or (b) would contravene any Law or order of any Governmental Entity.  No investigation pursuant to this Section 6.3 shall affect any representation or warranty made by the parties hereunder.

Section 6.4    Publicity.  Each of Parent and the Company shall consult with the other regarding their initial press releases with respect to the execution of this Agreement.  Thereafter, so long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective affiliates, shall issue any press release or other announcement with respect to this Agreement and the transactions contemplated hereby without the prior consent of the other party (such consent not to be unreasonably withheld), except as such press release or other announcement may be required by Law or the rules of a national securities exchange or trading market, in which case the party required to make the release or announcement shall use its reasonable best efforts to provide the other party with a reasonable opportunity to review and comment on such release or announcement in advance of its issuance.

Section 6.5    Insurance and Indemnification.  (a)  The Bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in the Bylaws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of at least six years from the Effective Time in any manner that would affect adversely the rights of individuals, who were directors, officers, employees or agents of the Company at or prior to the Effective Time, unless such modification shall be required by Law.

(b)         Prior to the fifth Business Day preceding the Effective Time, Parent shall have the right, but not the obligation, to purchase a six-year prepaid "tail policy" on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of officers' and directors' liability insurance covering acts or omissions occurring at or prior to the Effective Time ("D&O Insurance") maintained by the Company, covering without limitation the transactions contemplated hereby (the "Tail Policy").  If Parent has not purchased the Tail Policy by such fifth Business Day preceding the Effective Time, the Company shall have the right to purchase the Tail Policy prior to the Closing on terms reasonably acceptable to Parent.  In the absence of any such Tail Policy, Parent and the Surviving Corporation shall maintain the Company's existing D&O Insurance for a period of not less than six years after the Effective Time; provided, however, that Parent may substitute therefor policies of substantially equivalent coverage and amounts containing terms no less favorable to such former directors or officers; provided that Parent and the Surviving Corporation shall use their respective reasonable best efforts to ensure that any substitution or replacement of existing policies shall not result in any gaps or lapses of coverage with respect to facts, events, acts or omissions occurring at or prior to the Effective Time; provided, further, that if the existing D&O Insurance expires or is terminated or cancelled during such period, then Parent or the Surviving Corporation shall obtain substantially similar D&O Insurance; provided further, however, that in no event shall Parent or Merger Sub be required to pay annual premiums for insurance under this Section 6.5(b) in excess of 150% of the current annual premiums paid by the Company for such insurance.

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(c)         Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any individual who is now, or who has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, employee or agent of the Company, on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 6.5 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(d)         The covenants contained in this Section 6.5 are intended to be for the benefit of, and shall be enforceable by, each of the indemnified parties and their respective heirs and legal Representatives and shall not be deemed exclusive of any other rights to which an indemnified party is entitled, whether pursuant to Law, contract or otherwise.  Parent shall pay all expenses, including reasonable attorneys' fees, that may be incurred by the persons referred to in this Section 6.5 in connection with their successful enforcement of their rights provided in this Section 6.5.

(e)         In the event that the Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors or assigns of the Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.5.

Section 6.6    Further Action; Reasonable Best Efforts.  Upon the terms and subject to the conditions of this Agreement, Parent, Merger Sub and the Company agree to use their respective reasonable best efforts to (i) make promptly (and in any event within ten (10) Business Days after execution of this Agreement) its respective filings, and thereafter make any other required submissions, under the HSR Act and the antitrust or competition Laws of applicable foreign jurisdictions with respect to the transactions contemplated by this Agreement and (ii) take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable including, but not limited to, using their respective reasonable best efforts to obtain any requisite approvals, consents, authorizations, orders, exemptions or waivers by any third Person or Governmental Entity in connection with the transactions contemplated by this Agreement and to fulfill the conditions to the Merger.

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Section 6.7    State Takeover Laws.  If any state takeover statute becomes or is deemed to become applicable to the Company or the transactions contemplated by this Agreement, then the Company Board of Directors shall take all actions necessary to render such statutes inapplicable to the foregoing.

Section 6.8    Stockholder Litigation.  The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors or executive officers relating to the transactions contemplated by this Agreement, whether commenced prior to or after the execution and delivery of this Agreement.  The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date hereof against the Company or any of its directors or executive officers by any stockholder of the Company relating to the Merger, this Agreement or any other transaction contemplated hereby or otherwise, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed).

Section 6.9    Financial Information and Cooperation.  During the period prior to the Effective Time, the Company shall provide to Parent consolidated and consolidating monthly financial statements and the complete monthly internal financial reporting package no later than twenty (20) calendar days following the end of each fiscal month.  Further, the Company shall provide, and shall cause the Company Subsidiaries and representatives of the Company to provide, all reasonable cooperation in connection with the arrangement and consummation of any financing to be obtained by Parent or Merger Sub or the Surviving Corporation in connection with the transactions contemplated by this Agreement (the "Financing") including (a) subject to the Confidentiality Agreement, promptly providing to Parent's or Merger Sub's financing sources all material financial information in their possession with respect to the Company and the transactions contemplated by this Agreement reasonably requested by Parent, including information prepared by the Company relating to the Company and the transactions contemplated by this Agreement, (b) causing the Company's senior officers and other Company representatives to be reasonably available to Parent's or Merger Sub's financing sources in connection with such Financing, to reasonably participate in due diligence sessions and to reasonably participate in presentations related to the Financing, including presentations to rating agencies, and (c) reasonably assisting, and using its commercially reasonable efforts to cause the Company representatives to reasonably assist Parent's or Merger Sub's financing sources in preparing and delivering appropriate marketing and closing materials, in each case to be used in connection with the Financing.  Notwithstanding the foregoing, neither the Company nor any Company Subsidiary shall be required to pay any commitment or similar fee in connection with the Financing and the covenants, obligations and agreements of the Company in this Section 6.9 shall be the only covenants, obligations or agreements by the Company relating to the Financing prior to the Effective Time.  For the avoidance of doubt, any failure to consummate a Financing shall not relieve Parent and Merger Sub of their obligations to consummate the Merger and the transactions contemplated hereby to the extent all conditions set forth in Section 7.2 are otherwise satisfied on or prior to the Closing Date.

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Section 6.10    SEC Reports.  From the date of this Agreement to the Effective Time, the each of the Company and Parent shall file or furnish on a timely basis all Company SEC Reports and Parent SEC Reports required to be filed or furnished by it with the SEC under the Exchange Act, the Securities Act and the published rules and regulations of the SEC under either of the foregoing applicable to such Company SEC Reports and Parent SEC Reports, which Company SEC Reports and Parent SEC Reports shall comply in all material respects with the requirements of the Exchange Act and the Securities Act, each as applicable to such Company SEC Reports and Parent SEC Reports.

Section 6.11    Tax-Free Reorganization Treatment.  Each of Parent, Merger Sub and the Company shall use its reasonable best efforts to cause the Merger to qualify as a reorganization under the provisions of Section 368 of the Code and to obtain the opinions of Counsel referred to in Sections 7.2(h) and 7.3(d).  Parent and the Company hereby adopt this Agreement as a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).  None of Parent, Merger Sub or the Company shall take any action that may reasonably be expected to cause the Merger to fail to qualify as a reorganization with the meaning of Section 368(a) of the Code.

Section 6.12    NASDAQ Listing.  Parent shall use reasonable best efforts to cause the Parent Common Stock issuable under Article II, and those shares of Parent Common Stock required to be reserved for issuance in connection with the Merger, to be authorized for listing on the NASDAQ, upon official notice of issuance.

Section 6.13    Employee Benefits.

(a)         Parent intends that, during the period commencing at the Effective Time and ending on the first anniversary thereof or, if sooner, upon the termination of employment of the applicable Company Employee, each employee of the Company or any Company Subsidiary immediately before the Effective Time who remains an employee of the Surviving Corporation or any of its Subsidiaries following the Effective Time (the "Company Employees") will be provided with, at Parent's election, compensation and benefits substantially comparable, in the aggregate, to either (i) the compensation and benefits provided by Parent (or a Subsidiary thereof) to its similarly situated employees or (ii) the compensation and benefits provided by the Company and any Company Subsidiary to Company  Employees under the Benefit Plans listed in Section 3.12(b) of the Company Disclosure Schedule as in effect immediately before the Effective Time (excluding defined benefit pension plans, plans providing for retiree medical benefits, incentive pay plans, plans that provide equity-based compensation and plans that provide for payments or benefits upon a change in control).

(b)         Neither this Section 6.13 nor any other provision of this Agreement shall (i) limit the ability or right of the Company or any of the Company Subsidiaries to terminate the employment of any of their respective employees on or after the Closing Date (subject to any rights of any such employees pursuant to any contract, agreement, arrangement, policy, plan or commitment), (ii) limit the ability or right of Parent, the Company, the Surviving Corporation or any of their Subsidiaries on or after the Closing Date to modify, amend, suspend or terminate any employee benefit plan, program or arrangement they may maintain or establish or to establish any such plan, program or arrangement or (iii) provide third party beneficiary rights to Company employees, officers and directors.

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(c)         For purposes of all employee benefit plans, programs and arrangements maintained by or contributed to by Parent or its Subsidiaries (including, after Closing, the Surviving Corporation) in which Company Employees participate after Closing, other than any equity or other incentive compensation plans, programs or arrangements or any sabbatical plans, programs or arrangements, Parent shall, or shall cause its Subsidiaries to cause each such plan, program or arrangement to treat service with the Company or its Subsidiaries of any Company Employee (to the same extent such service is recognized under analogous plans, programs or arrangements of the Company or its affiliates prior to the closing) as service rendered to Parent or its Subsidiaries (including, after Closing, the Surviving Corporation), as the case may be, for purposes of vesting and eligibility, but not for any other purposes, including, without limitation, benefit accrual or determination of level of benefits; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of such benefit under any plan.  Company Employees shall also be given credit for any deductible or co-payment amounts paid in respect of the plan year in which the Closing occurs, to the extent that, following the Closing, they participate in any other comparable plan for which deductibles or co-payments are required.  Parent shall also cause each Parent Plan (as hereinafter defined below) that is a welfare benefit plan in which Company Employees participate on or following the Closing, to waive any preexisting condition or waiting period that was waived or satisfied under the terms of any comparable Benefit Plan immediately prior to the Closing.  For purposes of this Agreement, a "Parent Plan" shall mean such employee benefit plan, as defined in Section 3(3) of ERISA, or a nonqualified employee benefit or deferred compensation plan, stock option, bonus or incentive plan or other employee benefit or fringe benefit program, that may be in effect generally for employees of Company and the Company Subsidiaries from time to time.

(d)         Effective as of no later than the day immediately preceding the Closing Date, each of the Company, the Company Subsidiaries and any ERISA Affiliates shall, unless Parent provides written notice to the Company to the contrary no later than five Business Days prior to the Closing Date, terminate any and all Benefit Plans intended to include a Code Section 401(k) arrangement (each a "401(k) Plan"), subject to the condition subsequent that the transactions contemplated by this Agreement shall be consummated.  Unless Parent provides such written notice, then the Company shall provide Parent with evidence that such 401(k) Plan(s) have been terminated (effective as of no later than the day immediately preceding the Closing Date and subject to the condition subsequent that the transactions contemplated by this Agreement will be consummated) pursuant to resolutions of the Company Board of Directors, the Company Subsidiaries or such ERISA Affiliates, as the case may be.  The form and substance of such resolutions and related plan amendments shall be subject to review and approval by Parent, which approval shall not be unreasonably withheld or delayed.  The Company also shall take such other actions in furtherance of terminating such 401(k) Plan(s) as Parent may reasonably require. Parent shall cause a tax-qualified defined contribution plan with a Code Section 401(k) arrangement established or maintained by Parent or an affiliate (the "Parent 401(k) Plan") to accept direct rollovers of eligible rollover distributions (as defined in Section 402(c)(4) of the Code) by Company Employees. To the extent the rollover of loans is permitted under the Company 401(k) Plans, rollover of outstanding loans under such plan will be permitted by the Parent 401(k) Plan.

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Section 6.14    Section 16 Matters. Prior to the Effective Time, each of the Company and Parent shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of Shares or acquisitions of Parent Common Stock (including, in each case, derivative securities) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or any employee or director of the Company who may become an officer or director of Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.15    Pay-Off Letter.  No later than two (2) Business Days prior to the Closing Date, the Company shall deliver to Parent a pay-off letter from the Lender (as defined below) under the Company’s Amended and Restated Credit Agreement, dated as of February 7, 2008, among the Company, Enersyst Development Center, L.L.C. and Bank of America, N.A. (the "Lender") (such agreement, the "Credit Agreement"), in form and substance reasonably satisfactory to Parent, addressed to the Company and Parent and signed by the Lender, (i) setting forth the amounts required to pay off in full at the Closing the Obligations (under and as defined in the Credit Agreement) owing to the lender (including, without limitation, the outstanding principal, accrued and unpaid interest and any prepayment or other penalties) and (ii) stating that, upon payment of such amounts, the commitments of the lender to make loans or other extensions of credit under the Credit Agreement shall be terminated and the Surviving Corporation shall be released from all of its obligations under the Credit Agreement and all related documents, agreements and instruments and all liens and security interests under the Credit Agreement and each other documents and agreement related thereto shall be released, which pay-off letter shall be updated, as necessary, on the Closing Date to specify the aggregate amount of Obligations outstanding as of immediately prior to the Closing, and shall specifically authorize the Company and Parent to file termination statements and release and discharge documents (including, without limitation, termination statements of any and all UCC financing statements filed by the lender) with respect to any Encumbrance existing pursuant to the Credit Agreement.  Such pay-off letter shall also indicate that prior notice of prepayment is waived.  The Company shall use commercially reasonable efforts to cooperate with and assist Parent to file or cause to be filed any UCC termination statements, releases or other documents required to effect the release of any Encumbrances under the Credit Agreement.

ARTICLE VII

CONDITIONS

Section 7.1    Conditions to Each Party's Obligations to Effect the Merger.  The respective obligations of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable Law:

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(a)         the Company Stockholder Approval shall have been obtained;

(b)         any applicable waiting periods under the HSR Act and the antitrust or competition Laws of applicable foreign jurisdictions relating to the Merger shall have expired or been terminated and all material consents, approvals and authorizations required to be obtained or notices required to be given prior to the consummation of the Merger by the parties hereto from Governmental Entities to consummate the Merger, shall have been made, given or obtained, as the case may be;

(c)         the shares of Parent Common Stock issuable to stockholders of the Company and to holders of Restricted Stock Units or Exchange Rights shall have been approved for listing on the NASDAQ Stock Market, subject to official notice of issuance;

(d)         the Form S-4 shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order;

(e)         no Law shall prohibit consummation of the Merger; and

(f)         the Certificate of Merger shall have received preclearance as to form acceptable for filing by the Secretary of State of Delaware.

Section 7.2    Additional Conditions to Obligation of Parent and Merger Sub to Effect the Merger.  The obligations of Parent and Merger Sub to consummate the Merger shall also be subject to the satisfaction at or prior to the Effective Time of the following additional conditions, any and all of which may be waived in whole or in part by Parent and Merger Sub:

(a)         There shall not be pending any suit, action or proceeding by or before any Governmental Entity against Merger Sub, Parent, the Company or any Company Subsidiary (i) seeking to restrain or prohibit Parent's or Merger Sub's ownership or operation (or that of any of their respective Subsidiaries or affiliates) of all or a material portion of their or the Company's and the Company Subsidiaries' businesses or assets, or to compel Parent or Merger Sub or their respective Subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective Subsidiaries, (ii) seeking to restrain or prohibit or make materially more costly the consummation of the Merger or the performance of any of the other transactions contemplated by this Agreement, or seeking to obtain from the Company, Parent or Merger Sub any material damages, (iii) seeking to impose limitations on the ability of Merger Sub or Parent to acquire or hold, or exercise full rights of ownership of the Shares; or (iv) which otherwise may reasonably be expected to have a Company Material Adverse Effect.

(b)         There shall not be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable, to the Merger, nor shall any other action be taken, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above.

(c)         (i) the representations and warranties of the Company contained in Section 3.3(a) shall be true and correct in all respects (except for any de minimis inaccuracy), (ii) the representations and warranties of the Company in Sections 3.3(b), 3.3(c), 3.3(d), 3.4, 3.5, 3.6, 3.8(a), 3.8(d), 3.8(e), 3.9(b) or 3.24 that are qualified as to materiality or by reference to Company Material Adverse Effect shall be true and correct in all respects, or any such representation and warranty that is not so qualified shall be true and correct in all material respects, in each case as of the date of the Agreement and as of the Closing as if made at and as of such date (except that any such representation or warranty that is made as of a specified date that is qualified as to materiality or by reference to Company Material Adverse Effect or Company shall be true and correct in all respects as of such specified date, and any such representation and warranty that is made as of a specified date that is not so qualified shall be true and correct in all material respects as of such specified date) and (iii) any other representation and warranty of the Company in the Agreement (without regard to materiality or Company Material Adverse Effect qualifiers contained therein) shall be true and correct in all respects, as of the date of the Agreement and as of the Closing as if made at and as of such date (other than any such representation or warranty that is made as of a specified date, which shall be true and correct in all respects as of such specified date), except where the failure to be so true and correct, either individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

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(d)         The Company shall have performed and complied in all material respects with all agreements and covenants required to be performed or complied with by it under the Agreement on or before the Effective Time.

(e)         The Company shall have obtained all of the consents and approvals from third parties under the Contracts identified in Section 7.2(e) of the Company Disclosure Schedule.

(f)         The Company shall have delivered an officers' certificate, duly executed by the Company's Chief Executive Officer and Chief Financial Officer, stating that the conditions set forth in Sections 7.2(c) and (d) above have been satisfied.

(g)         The Company shall have delivered a certificate, in form and substance reasonably satisfactory to Parent to Merger Sub, establishing that the Company is not a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code, and has not been such a United States real property holding corporation within the five year period ending on the Closing Date.

(h)         Parent shall have received from Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Parent, on the date on which the Form S-4 is filed with the SEC and on the Closing Date, an opinion, in each case dated as of such respective dates and to the effect that: (i) the Merger will qualify for U.S. Federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Code and (ii) Parent, Merger Sub and the Company will each be a "party to the reorganization" within the meaning of Section 368(b) of the Code; provided that if Skadden, Arps, Slate, Meagher & Flom LLP does not render such opinion to Parent, this condition shall nonetheless be deemed satisfied if Paul, Hastings, Janofsky & Walker LLP renders such opinion to Parent (it being agreed that Parent and the Company shall each provide reasonable cooperation to Skadden, Arps, Slate, Meagher & Flom LLP or Paul, Hastings, Janofsky & Walker LLP, as the case may be, to enable them to render such opinion).  In rendering such opinion, Skadden, Arps, Slate, Meagher & Flom LLP or Paul, Hastings, Janofsky & Walker LLP, as the case may be, shall be entitled to require and rely upon letters acceptable to them and customary for transactions of this type setting forth factual statements and representations regarding the facts in existence at the applicable time, including from officers from Parent, Merger Sub and the Company, and upon assumptions regarding the facts in existence at the applicable time.

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Section 7.3    Additional Conditions to Obligation of the Company to Effect the Merger.  The obligations of the Company to consummate the Merger shall also be subject to the satisfaction at or prior to the Effective Time of the following conditions, any and all of which may be waived in whole or in part by the Company:

(a)         The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all material respects as of the date of the Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date.

(b)         Parent and Merger Sub shall have performed and complied in all material respects with all agreements and covenants required to be performed or complied with by them on or before the Effective Time.

(c)         Parent and Merger Sub shall have delivered an officers' certificate, duly executed by Parent's Chief Executive Officer and Chief Financial Officer, stating that the conditions set forth in Sections 7.3(a) and (b) above have been satisfied.

(d)         The Company shall have received from Paul, Hastings, Janofsky & Walker LLP, counsel to the Company, on the date on which the Form S-4 is filed with the SEC and on the Closing Date, an opinion, in each case dated as of such respective dates and to the effect that: (i) the Merger will qualify for U.S. Federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Code and (ii) Parent, Merger Sub and the Company will each be a "party to the reorganization" within the meaning of Section 368(b) of the Code; provided that if Paul, Hastings, Janofsky & Walker LLP does not render such opinion to the Company, this condition shall nonetheless be deemed satisfied if Skadden, Arps, Slate, Meagher & Flom LLP renders such opinion to the Company (it being agreed that the Company and Parent shall each provide reasonable cooperation to Skadden, Arps, Slate, Meagher & Flom LLP or Paul, Hastings, Janofsky & Walker LLP, as the case may be, to enable them to render such opinion).  In rendering such opinion, Skadden, Arps, Slate, Meagher & Flom LLP or Paul, Hastings, Janofsky & Walker LLP, as the case may be, shall be entitled to require and rely upon letters acceptable to them and customary for transactions of this type setting forth factual statements and representations regarding the facts in existence at the applicable time, including from officers from Parent, Merger Sub and the Company, and upon assumptions regarding the facts in existence at the applicable time.

ARTICLE VIII

TERMINATION

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Section 8.1    Termination.  This Agreement may be terminated and the Merger may be abandoned at any time before the Effective Time:

(a)         By mutual written agreement of Parent and the Company;

(b)         By either Parent or the Company, if:

(i)                  the Merger has not been consummated on or before December 31, 2008 (the "End Date"); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time; and provided, further, that in the event that as of the End Date all conditions to Closing set forth in Article VII have been satisfied or waived (other than such conditions that are satisfied at or immediately prior to the Closing) other than the condition set forth in Section 7.1(b) (Regulatory Approval), the termination date may be extended from time to time by either Company or Parent by up to an aggregate of ninety (90) days (such date, including any such permitted extensions thereof, the "Outside Date");

(ii)                 there shall be any Law that (A) makes the consummation of the Merger illegal or otherwise prohibited or (B) enjoins the Company or Parent from consummating the Merger and such enjoinment shall have become final and nonappealable; or

(iii)                 at the Company Stockholder Meeting (including any adjournment or postponement thereof), the Company Stockholder Approval shall not have been obtained;

(c)         By Parent, if:

(i)                 (A) an Adverse Recommendation Change shall have occurred, other than in relation to an Intervening Event or (B) the Company Board of Directors shall have failed to publicly confirm the Company Board Recommendation within ten (10) Business Days of a written request by Parent that it do so;

(ii)                 the Company shall have breached any representation, warranty, covenant or other agreement contained in this Agreement which (A) would cause a condition set forth in Section 7.2(c) or (d) not to be satisfied and (B) cannot be or has not been cured, in all material respects, within 20 days after the giving of written notice to the Company; or

(iii)                 the Company shall have breached in any material respect any of its obligations under Section 5.2;

(d)         By the Company:

(i)                 pursuant to and in compliance with Section 5.2(e);

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(ii)                 if prior to the receipt of the Company Stockholder Approval, the Company Board of Directors makes an Adverse Recommendation Change because of an Intervening Event in compliance with Section 5.3; or

(iii)                 if Parent or Merger Sub shall have breached any representation, warranty, covenant or other agreement contained in this Agreement which (A) would cause a condition set forth in Section 7.3(a) or (b) not to be satisfied and (B) cannot be or has not been cured, in all material respects, within 20 days after the giving of written notice to Parent and Merger Sub.

Section 8.2    Notice of Termination; Effect of Termination.  (a)  In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (except for Sections 9.3, 9.5, 9.6, 9.7, 9.8, 9.9 and 9.13 which shall survive such termination) and there shall be no liability on the part of Parent, Merger Sub or the Company, except (i) as set forth in Sections 6.3 and 8.2, and (ii) nothing herein shall relieve any party from liability for any breach of this Agreement.

(b)         If:

(i)                 Parent shall have terminated this Agreement pursuant to Section 8.1(c)(i) or (c)(iii);

(ii)                 the Company shall have terminated this Agreement pursuant to Section 8.1(d)(i); or

(iii)                 (A) this Agreement is terminated pursuant to Section 8.1(b)(i), 8.1(b)(iii) or 8.1(c)(ii), (B) prior to termination of this Agreement pursuant to Section 8.1(b)(i), 8.1(b)(iii) or 8.1(c)(ii), a Person made an Acquisition Proposal or expressed any interest publicly or to the Company with respect to the making of an Acquisition Proposal and (C) within six months after any such termination either (1) the Company enters into an agreement with respect to any Acquisition Proposal or (2) any Acquisition Proposal is consummated;

then the Company shall pay to Parent a termination fee of $7,000,000 (the "Termination Fee"), (A) within one business day after the conditions set forth in Section 8.2(b)(iii) are met, (B) concurrently with such termination in the case of a termination pursuant to Section 8.1(d)(i) and (C) within two Business Days after such termination in all other cases.  The Termination Fee shall be paid by wire transfer of immediately available funds to such account as Parent may designate in writing to the Company.

(c)         The Company acknowledges that the provisions contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these provisions, Parent and Merger Sub would not enter into this Agreement.

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ARTICLE IX

MISCELLANEOUS

Section 9.1    Amendment and Modification.  Subject to applicable Law and as otherwise provided herein, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company contemplated hereby, by written agreement of the parties hereto, by action taken by their respective Boards of Directors, but, after the approval of this Agreement by the stockholders, no amendment shall be made which by Law requires further approval by such stockholders without obtaining such further approval.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 9.2    Non-Survival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time.

Section 9.3    Expenses.  Except as set forth in Section 8.2(b) or otherwise provided herein, whether or not the Merger is consummated, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs and expenses.

Section 9.4    Certain Definitions.  As used in this Agreement, the following terms shall have the meanings indicated below.

"Acquisition Proposal" means any bona fide proposal made by any Person or "group" (as defined in Section 13(d) of the Exchange Act) (other than Parent, Merger Sub or any affiliate thereof) relating to any direct or indirect acquisition or purchase of at least a 20% portion of the assets of the Company or any Company Subsidiary or of over 20% of any class of equity securities of the Company or any Company Subsidiary, (ii) any tender offer or exchange offer involving any class of equity securities of the Company or any Company Subsidiary, (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any Company Subsidiary or (iv) any other transaction similar to any of the foregoing with respect to the Company or any Company Subsidiary, in each case other than any transactions to be effected pursuant to this Agreement.

"Business Day" shall mean a day other than Saturday or Sunday and on which commercial banks are open for business in New York, New York.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"DGCL" means the General Corporation Law of the State of Delaware.

"Exchange Act" means the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder).

"Intellectual Property" means all intellectual property throughout the world, including: (i) all patents, utility models and industrial designs, including without limitation any continuations, divisionals, continuations-in-part, renewals, provisionals, reissues, re-examinations, extensions and applications for any of the foregoing; (ii) all trade secrets and other confidential or proprietary information, technology, know-how, inventions, processes, formulae, algorithms, models and methodologies; (iii) all copyrights, including without limitation moral rights and copyrights in computer programs and Internet sites; (iv) all computer programs (whether in source code or object code form), databases, compilations and data, and all documentation related to any of the foregoing; (v) all trademarks, service marks, trade names, domain names, other similar designations of source or origin and general intangibles of like nature, together with the goodwill of the business symbolized by any of the foregoing; (vi) all rights of publicity and rights to personal information; (vii) similar or equivalent rights to any of the foregoing; and (vii) all registrations and applications for any of the foregoing.

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"knowledge" of any Person which is not an individual means the actual knowledge, after due inquiry, of such Person's officers and directors.

"Law" shall mean with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, principle of common law, ordinance, code, permit, rule, regulation,  policy, guideline, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity or securities exchange or securities quotation system, and any orders, writs, injunctions, binding awards of a court or arbitrator, judgments and decrees applicable to such Person or its subsidiaries, their business or any of their respective assets or properties.

"MSLO Warrant" shall mean the Agreement, dated as of April 28, 2008 between TurboChef Technologies, Inc. and Martha Stewart Living Omnimedia, Inc.

"Order" shall mean any writ, judgment, injunction, consent, order, decree, stipulation, award or executive order of or by any Governmental Entity.

"Parent Reference Price" means the average of the volume weighted averages of the trading prices of Parent Common Stock as reported on the consolidated transaction reporting system for securities traded on the NASDAQ Stock Market (as reported in Bloomberg Financial Markets or, if not reported thereby, such other authoritative source as the parties shall agree in writing) for each of the 10 consecutive full trading days ending on the third trading day prior to the Closing Date.

"Permitted Encumbrances" means any (a) mechanics', carriers', workers' and other similar liens arising in the ordinary course of business and which in the aggregate are not substantial in amount, and do not interfere in any material respect with the present use of the assets of the Company relating to amounts not yet due and payable or amounts being contested in good faith and in accordance with appropriate proceedings by the Company; (b) liens for current Taxes and assessments, both general and special, and other governmental charges not yet due and payable as of the Closing; (c) liens for Taxes, assessments and governmental charges due in the ordinary course of business and being duly contested in good faith by the Company and in accordance with appropriate proceedings; (d) liens securing outstanding indebtedness as of the date of this Agreement; (e) all land use restrictions (including environmental, endangered species and wetlands), building and zoning codes and ordinances, and other laws, ordinances, regulations, rules, orders, licenses or determinations of any Governmental Entity, now or hereafter enacted, made or issued by any such Governmental Entity affecting the property or assets of the Company; (f) all usual and customary easements affecting the Leased Real Property (including conservation easements and public trust easements, rights-of-way, road use agreements, covenants, conditions, restrictions, reservations, licenses, agreements and other matters of record all of which do not materially interfere with the operations currently conducted at any property); (g) all encroachments, overlaps, overhangs, unrecorded easements, variations in area or measurement, rights of parties in possession, lack of access or any other matters not of record affecting the Leased Real Property which would be disclosed by an accurate survey or physical inspection of the properties and assets of the Company, all of which do not materially interfere with the operations currently conducted at any property; (h) all electric power, telephone, gas, sanitary sewer, storm sewer, water and other utility lines, pipelines service lines and facilities of any nature on, over or under the Leased Real Property, and all related licenses, easements, rights-of-way and other similar agreements affecting the Leased Real Property; (i) all existing public and private roads and streets (whether dedicated or undedicated) including all rights of the public to use such roads and streets, and all railroad lines located on the Leased Real Property; (j) prior reservations or conveyances of mineral rights or mineral leases of every kind and character affecting the Leased Real Property; (k) water rights (whether asserted by any Governmental Entity or private party) affecting the Leased Real Property; and (l) with respect to any asset that is a leasehold or other possessory interest in real property, all encumbrances, covenants, imperfections in title, easements, restrictions and other title matters (whether or not they are recorded) to which the underlying fee estate in such real property is subject which were not created or incurred by the Company and which do not currently materially interfere with Company's operations as conducted on such property.

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"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the U.S. Securities Act of 1933, as amended (including the rules and regulations promulgated thereunder).

"Tax" (and, with correlative meaning, "Taxes" and "Taxable") means (i) any income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever (including, for the avoidance of doubt, any amounts owed to any Governmental Entity or other Person in respect of unclaimed property or escheat Laws), together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a "Taxing Authority"), (ii) any liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any taxable period and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

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"Tax Return" shall mean any return, statement, report, form or other document (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, information returns and reports and any amendment to any of the foregoing) filed or required to be filed with respect to Taxes.

"Voting and Support Agreement" shall mean the Voting and Support Agreement, executed by each director, executive officer or stockholder of the Company set forth on Schedule 1 hereto, the forms of which are attached as an exhibit to Schedule 1.

Other capitalized terms defined elsewhere in this Agreement and not defined in this Section 9.4 shall have the meanings assigned to such terms in this Agreement.

Section 9.5    Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, electronically or by facsimile (which is confirmed) or sent by a nationally recognized overnight courier service, such as Federal Express (providing proof of delivery), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)         if to Parent or Merger Sub, to:

The Middleby Corporation
1400 Toastmaster Drive
Elgin, IL 60120
Facsimile:  (847) 741-1689
Attention:  Timothy J. FitzGerald

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, IL 60606
(312) 407-0700
Facsimile: (312) 407-0411
Attention:  Shilpi Gupta

and

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(b)         if to the Company, to:

TurboChef Technologies, Inc.
Six Concourse Parkway, Suite 1900
Atlanta, Georgia  30328
Facsimile:  (678) 987-1700
Attention:   Richard E. Perlman, Chairman

with a copy to:

Paul, Hastings, Janofsky & Walker LLP
600 Peachtree Street, N.E., Suite 2400
Atlanta, Georgia 30308
Facsimile: (404) 815-2424 and (404) 685-5227
Attention: Reinaldo Pascual

Section 9.6    Interpretation.  When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated.  Whenever the words "include", "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation."  As used in this Agreement, the term "affiliates" shall have the meaning set forth in Rule 12b-2 of the Exchange Act.  The words describing the singular number shall include the plural and vice versa.  The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.  Headings of the Articles and Sections of this Agreement, the Table of Contents and the Index of Defined Terms are for the convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The phrase "delivered to Parent" or words of similar import shall mean that the subject documents were posted to the "Project Thunderbird" data room hosted by Merrill Corporation or were either delivered to Parent or its counsel by mail or courier delivery, facsimile or other electronic transmission.

Section 9.7    Jurisdiction. Each of Parent, Merger Sub and the Company hereby expressly and irrevocably submits to the exclusive personal jurisdiction of the United States District Court for the District of Delaware and to the jurisdiction of any other competent court of the State of Delaware (collectively, the "Delaware Courts"), preserving, however, all rights of removal to such federal court under 28 U.S.C. Section 1441, in connection with all disputes arising out of or in connection with this Agreement or the transactions contemplated hereby and agrees not to commence any litigation relating thereto except in such courts.  Each such party hereby waives the right to any other jurisdiction or venue for any litigation arising out of or in connection with this Agreement or the transactions contemplated hereby to which any of them may be entitled by reason of its present or future domicile.  Notwithstanding the foregoing, each such party agrees that each of the other parties shall have the right to bring any action or proceeding for enforcement of a judgment entered by the Delaware Courts in any other court or jurisdiction.

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Section 9.8    Service of Process.  Each of Parent, Merger Sub and the Company irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 9.7 of this Agreement in any such action or proceeding by mailing copies thereof by registered United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 9.5 of this Agreement.  However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

Section 9.9    Specific Performance.  Each of Parent, Merger Sub and the Company acknowledges and agrees that in the event of any breach of this Agreement, each non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages.  It is accordingly agreed that the parties hereto (a) will waive, in any action for specific performance, the defense of adequacy of a remedy at Law and (b) shall be entitled, in addition to any other remedy to which they may be entitled at Law or in equity, to compel specific performance of this Agreement.  Nothing in this Section 9.9 shall affect a party's right to terminate (subject in all respects to payment of any fees specified in Section 8.2 hereof) this Agreement pursuant to Section 8.1 hereof.

Section 9.10    Counterparts.  This Agreement may be executed manually or by facsimile by the parties hereto, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart of this Agreement shall have been signed by each of the parties and delivered to the other parties. This Agreement and any document executed and delivered in connection with this Agreement, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or as an attachment to an electronic mail message in "pdf" or similar format, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party to any such agreement shall raise the use of a facsimile machine or electronic mail attachment in "pdf" or similar format to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or as an attachment to an electronic mail message as a defense to the formation of a contract and each such party forever waives any such defense. A facsimile signature or electronically scanned copy of a signature shall constitute and shall be deemed to be sufficient evidence of a party's execution of this Agreement, without necessity of further proof. Each such copy shall be deemed an original, and it shall not be necessary in making proof of this Agreement to product or account for more than one such counterpart.

Section 9.11    Entire Agreement; No Third-Party Beneficiaries.  This Agreement and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersedes all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof and thereof (provided that the provisions of this Agreement shall supersede any conflicting provisions of the Confidentiality Agreement). Except as provided in Section 6.5, nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

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Section 9.12    Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

Section 9.13    Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

Section 9.14    Assignment.  This Agreement shall not be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Merger Sub may assign any or all of its rights, interests and obligations hereunder to Parent, one or more direct or indirect wholly-owned Subsidiaries of Parent, or a combination thereof.  Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and permitted assigns.

Section 9.15    Obligation of Parent.  Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub to take such action.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

THE MIDDLEBY CORPORATION

By:	/s/ Timothy J. FitzGerald
Name: Timothy J. FitzGerald
Title: Vice President and Chief
Financial Officer

CHEF ACQUISITION CORP.

By:	/s/ Timothy J. FitzGerald
Name: Timothy J. FitzGerald
Title: Vice President and Chief
Financial Officer

TURBOCHEF TECHNOLOGIES, INC.

By:	/s/ Richard E. Perlman
Name: Richard E. Perlman
Title: Chairman

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AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is dated as of November 21, 2008, and is by and among The Middleby Corporation, a Delaware corporation (“Parent”), Chef Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and TurboChef Technologies, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, pursuant to that certain Agreement and Plan of Merger by and among Parent, Merger Sub and the Company dated as of August 12, 2008 (the “Merger Agreement”), Parent has agreed to acquire the Company by means of the merger of the Company with and into Merger Sub upon the terms and subject to the conditions set forth therein; and

WHEREAS, the parties hereto desire to amend the Merger Agreement as more particularly set forth below;

NOW, THEREFORE, in consideration of the above premises, the mutual covenants and agreements stated herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows, to be effective as of the date hereof:

1.           Section 8.1(b)(i) of the Merger Agreement shall be deleted in its entirety and replaced by the following which shall be inserted in lieu thereof:

“(i)            the Merger has not been consummated on or before January 7, 2009 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time; and provided, further, that in the event that as of the End Date all conditions to Closing set forth in Article VII have been satisfied or waived (other than such conditions that are satisfied at or immediately prior to the Closing) other than the condition set forth in Section 7.1(b) (Regulatory Approval), the termination date may be extended from time to time by either Company or Parent by up to an aggregate of ninety (90) days (such date, including any such permitted extensions thereof, the “Outside Date”);”

2.           Full Force and Effect.  Except as modified herein, the terms of the Merger Agreement shall continue in full force and effect.

3.           Counterparts.  This Amendment may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and shall be binding upon all parties, their successors and assigns, and all of which taken together shall constitute one and the same Amendment.  A signature delivered by facsimile shall constitute an original.

4.           Governing Law.  This Amendment shall be governed in accordance with the laws of the State of Delaware, without reference to the conflict or choice of laws principles thereof.

IN WITNESS WHEREOF, the parties have caused their duly authorized representatives to execute this Amendment on their behalf as of the date first above written.

                    THE MIDDLEBY CORPORATION

                    By: /s/ Timothy J. FitzGerald
                    Name: Timothy J. FitzGerald
                    Title:  Vice President and Chief Financial Officer

                    CHEF ACQUISITION CORP.

                    By: /s/ Timothy J. FitzGerald
                    Name: Timothy J. FitzGerald
                    Title:  Vice Persident and Chief Financial Officer

                    TURBOCHEF TECHNOLOGIES, INC.

                    By: /s/ Miguel Fernandez de Castro
                    Name: Miguel Fernandez de Castro
                    Title:  Chief Financial Officer

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ANNEX B

Voting and Support Agreement

EXECUTION COPY

STOCKHOLDER VOTING AND SUPPORT AGREEMENT

This STOCKHOLDER VOTING AND SUPPORT AGREEMENT, dated as of August 12, 2008 (this “Agreement”), is by and among The Middleby Corporation, a Delaware corporation (the “Parent”), and the holder of capital stock of TurboChef Technologies, Inc., a Delaware corporation (the “Company”) set forth on the signature page hereto (the “Stockholder”).

RECITALS

WHEREAS, the board of directors of the Company has determined it is in the best interests of the stockholders of the Company for the Company to enter into an Agreement and Plan of Merger, by and among Parent, the Company and Chef Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), dated as of August 12, 2008 (as in effect on the date hereof, the “Merger Agreement”), pursuant to which the Company will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving as a wholly-owned subsidiary of Parent;

WHEREAS, the Stockholder holds of record and Beneficially Owns the shares of Common Stock set forth opposite such Stockholder’s name on Schedule A hereto (such shares, together with any shares of Common Stock that are hereafter issued to or otherwise acquired or owned by such Stockholder prior to the termination of this Agreement being referred to herein as the “Subject Shares”);

WHEREAS, as a condition to entering into the Merger Agreement, Parent desires that the Stockholder enter, and the Stockholder is willing to enter, into this Agreement; and

WHEREAS, capitalized terms used but not otherwise defined herein shall have the respective meanings attributed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent and the Stockholder, intending to be legally bound, hereby agree as follows:

(1)           Certain Definitions. In addition to the terms defined elsewhere herein, capitalized terms used and not defined herein have the respective meanings ascribed to them in the Merger Agreement.  In addition, for purposes of this Agreement:

(a)            “Beneficially Own” or “Beneficial Ownership” with respect to any securities means having “beneficial ownership” of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

(b)           “Common Stock” means (i) shares of common stock, par value $0.01 per share, of the Company and (ii) any change in such shares by reason of any stock dividend, split-up, recapitalization, combination, conversion of securities, exchange of shares or the like.

(2)           Voting of Subject Shares.

(a)           The Stockholder hereby agrees that, until the termination of this Agreement, at any duly called meeting of the stockholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the stockholders of the Company, such Stockholder shall, vote or cause to be voted the Subject Shares:

(i)            in favor of (A) adopting the Merger Agreement and thereby approving the Merger and any other matters contemplated by the Merger Agreement that are necessary for consummation of the Merger and (B) approval of any proposal to adjourn or postpone the meeting to a later date if there are not sufficient votes for the adoption of the Merger Agreement on the date on which such meeting is held;

(ii)           against (A) any agreement or arrangement related to or in furtherance of any Acquisition Proposal (other than the Merger) or (B) any corporate action the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement;

and in connection therewith to execute any documents reasonably requested by Parentthat are necessary or appropriate in order to effectuate the foregoing.

(b)           In order to implement the provision of Section 2(a), the Stockholder covenants and agrees that it will, upon the written request of Parent, not later than three (3) Business Days prior to the Company Stockholder Meeting or, if applicable, the date when written consents must be submitted to the Company, deliver to the Company a duly completed and executed proxy in favor of adopting the Merger Agreement and thereby approving the Merger, and any other matters which are necessary for consummation of the Merger.

(3)           Treatment Under Merger Agreement. The Stockholder acknowledges and agrees to the treatment, payments, terms and conditions applicable to the Common Stock under the Merger Agreement, including, without limitation, Sections 2.1 through 2.3 of the Merger Agreement.

(4)           Grant of Proxy; Appointment of Proxy.

(a)           The Stockholder, revoking (or causing to be revoked) any proxies that it has heretofore granted, hereby irrevocably grants to, and appoints, the Parent as proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to vote the Subject Shares in accordance with the provisions of Section 2 hereof, whether in person at a Company Stockholder Meeting, by proxy, or by written Consent, in the event the Stockholder has not delivered a proxy or a written consent in respect of all the Subject Shares in accordance with Section 2.

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(b)           The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the proxy set forth in Subsection 4(a) hereof. The Stockholder hereby affirms (i) that the proxy set forth in Subsection 4(a) hereof is given to secure the performance of the duties of the Stockholder under Section 2 of this Agreement and (ii) that the proxy is irrevocable during the term of this Agreement and is coupled with an interest and may under no circumstances be revoked during the term of this Agreement; provided that such proxy, as well as any proxy delivered as set forth in Subsection 2(b), will be automatically revoked upon termination of the Merger Agreement, as set forth in Section 10.   Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212 of the DGCL.

(5)           No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or any of its Affiliates any direct ownership or incidence of ownership of or with respect to the shares of Common Stock held of record or Beneficially Owned by Stockholder. All rights, ownership and economic benefits of and relating to the shares of Common Stock shall remain vested in and belong to the Stockholder, and Parent shall not acquire by this Agreement any authority to manage, direct, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholder in the voting of any of the shares of Common Stock, except as otherwise provided herein, or in the performance of the Stockholder’s duties or responsibilities with respect to the Company.

(6)           Representations and Warranties of the Stockholder and Parent.

(a)           The Stockholder hereby represents and warrants to, and agrees with, Parent as follows:

(i) The shares of Common Stock set forth below the Stockholder’s name on the signature page hereof are owned by the Stockholder, free and clear of any Encumbrance that would materially and adversely affect Stockholder’s ability to exercise his voting power as provided in Section 2, grant the proxy pursuant to Section 4, or otherwise comply with the terms hereof.

(ii) Other than as provided in the Merger Agreement, (A) there are no options, warrants, rights, subscriptions, convertible or exchangeable securities or other agreements or commitments obligating the Stockholder to transfer, sell, purchase, return or redeem, or cause the issuance, transfer, sale, return or redemption of the shares of Common Stock set forth below the Stockholder’s name on the signature page hereof and (B) there are no voting trusts, proxies, registration rights agreements or other agreements to which the Stockholder is a party with respect to the voting or transfer of capital stock of the Company.

(iii) The Stockholder has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and has duly and validly executed and delivered this Agreement.  This Agreement constitutes the legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms (assuming the due authorization, execution and delivery of this Agreement by Parent), except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors’ rights generally and by equitable principles.

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(iv) The execution, delivery and performance by the Stockholder of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate any organizational documents of the Stockholder (as applicable), (ii) violate any Law applicable to the Stockholder, (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which the Stockholder is entitled under any Law or any provision of any agreement or other instrument binding on the Stockholder or (iv) result in the imposition of any Encumbrance on any asset of the Stockholder, except in the case of each of clauses (ii) through (iv) as would not materially and adversely affect the Stockholder’s ability to perform its obligations hereunder.

(v) There is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against or affecting, the Stockholder or any of its properties or assets (including the Stockholder’s Subject Shares) that impairs or restricts in any material respect or prohibits (or, if successful, would impair, restrict or prohibit) the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

(vi) The Stockholder has had the opportunity to review this Agreement and the Merger Agreement with counsel of its own choosing.  The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(b)           Parent hereby represents and warrants to, and agrees with, the Stockholder that Parent has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and has duly and validly executed and delivered this Agreement. This Agreement constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms (assuming the due authorization, execution and delivery of this Agreement by the Stockholder), except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors’ rights generally and by equitable principles.

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(7)           Transfers.  Other than as contemplated by this Agreement, and until the termination of this Agreement, the Stockholder shall not (A) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, “Transfer”), or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any Person other than pursuant to the Merger, (B) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares or (C) commit or agree to take any of the foregoing actions; provided that nothing in this Agreement shall prohibit the Stockholder from Transferring any of the Subject Shares to any Person that agrees in a writing reasonably satisfactory to Parent to be bound by the terms of this Agreement.

(8)           Fiduciary Responsibilities.  Notwithstanding any other provision of this Agreement to the contrary, nothing contained in this Agreement shall limit the rights and obligations of the Stockholder in his capacity as a director or officer of the Company from taking any action solely in his capacity as a director or officer of the Company, and no action taken by the Stockholder in any such capacity shall be deemed to constitute a breach of any provision of this Agreement.

(9)           Street Name Subject Shares.  The Stockholder shall deliver a letter to each financial intermediary or other Person through which the Stockholder holds Subject Shares that informs such Person of the Stockholder’s obligations under this Agreement and that informs such Person that such Person may not act in disregard of such obligations without the prior written consent of Parent.

(10)           Termination. Except as otherwise provided herein, this Agreement and the covenants and agreements contained herein (including, without limitation, the appointments pursuant to Section 2(b) and  Section 4) shall terminate, and no party shall have any rights or obligations hereunder, upon the earlier of (i) the termination of the Merger Agreement pursuant to Article VIII thereof, (ii) the Effective Time, (iii) the date of any change or amendment to the Merger Agreement (including a waiver or forbearance by the parties to the Merger Agreement that has the effect of a change or amendment) that adversely affects the Stockholder in any material respect; (iv) the date of any change or amendment of the Merger Agreement that (including a waiver or forbearance by the parties to the Merger Agreement that has the effect of a change or amendment) that results in a decrease in the Merger Consideration or that results in a change in the form of consideration to be paid by the Parent other than as contemplated by the terms of the Merger Agreement; and (iv) the written agreement of the parties to terminate this Agreement.  Notwithstanding the foregoing, nothing set forth in this Section 10 or elsewhere in this Agreement shall relieve either party hereto from liability, or otherwise limit the liability of either party hereto, for any breach of this Agreement.

(11)           Waiver of Appraisal Rights. The Stockholder hereby waives and agrees not to exercise any appraisal rights the Stockholder may have pursuant to the DGCL relating to the Merger and the Merger Agreement.

(12)           Miscellaneous.

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(a)           Amendment. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto affected by such amendment.

(b)           Notices. Any notice, request, instruction or other document to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given, (i) on the date when received in hand if given in person or by courier or a courier service, (ii) on the date of transmission if sent by facsimile with confirmed receipt, or if transmitted after 5 p.m. local time of the recipient or on a non-Business Day, then on the next Business Day, or (iii) on the next Business Day if sent by a nationally recognized overnight delivery service, such as Federal Express, charges prepaid: (A) if to the Stockholder, to the address set forth for the Stockholder on the signature page to this Agreement, and (B) if to the Company or Parent, in accordance with the provisions of the Merger Agreement, or to such other individual or address as a party hereto may designate for itself by notice given as herein provided.

(c)           Waivers. The failure of a party hereto at any time or times to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same. No waiver by a party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.

(d)           Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. A facsimile transmission of an executed counterpart signature page shall be deemed an original.

(e)           Interpretation. The headings preceding the text of Sections included in this Agreement are for convenience only and shall not be deemed part of this Agreement or be given any effect in interpreting this Agreement.  The use of the masculine, feminine or neuter gender herein shall not limit any provision of this Agreement. The use of the terms “including” or “include” shall in all cases herein mean “including, without limitation” or “include, without limitation,” respectively.  Underscored references to Sections shall refer to those portions of this Agreement. Time is of the essence of each and every covenant, agreement and obligation in this Agreement.

(f)           APPLICABLE LAW.  THIS AGREEMENT SHALL IN ALL RESPECTS BE GOVERNED BY AND INTERPRETED, CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO ITS RULES OF CONFLICTS OF LAW.

(g)           Binding Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. No party may assign its rights or obligations under this Agreement without the prior written consent of the other parties hereto.

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(h)           Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and no provision of this Agreement shall be deemed to confer upon third parties any remedy, claim, liability, reimbursement, cause of action or other right.

(i)           Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Therefore, Parent shall, in addition to any other claims or actions for damages or other remedies, be entitled to seek specific performance, injunction or other equitable remedies in connection with any breach or violation by Stockholder of this Agreement.

(j)           Entire Understanding. This Agreement sets forth the entire agreement and understanding of the parties hereto and supersedes any and all prior agreements, arrangements and understandings among the parties.

(k)           JURISDICTION OF DISPUTES; WAIVER OF JURY TRIAL. IN THE EVENT ANY PARTY TO THIS AGREEMENT COMMENCES ANY LITIGATION, PROCEEDING OR OTHER LEGAL ACTION IN CONNECTION WITH OR RELATING TO THIS AGREEMENT, ANY RELATED AGREEMENT OR ANY MATTERS DESCRIBED OR CONTEMPLATED HEREIN OR THEREIN, WITH RESPECT TO ANY OF THE MATTERS DESCRIBED OR CONTEMPLATED HEREIN OR THEREIN, THE PARTIES TO THIS AGREEMENT HEREBY (A) AGREE UNDER ALL CIRCUMSTANCES ABSOLUTELY AND IRREVOCABLY TO INSTITUTE ANY LITIGATION, PROCEEDING OR OTHER LEGAL ACTION IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE, OR, IN THE EVENT (BUT ONLY IN THE EVENT) THAT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION OVER SUCH ACTION OR PROCEEDING, IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE; (B) AGREE THAT IN THE EVENT OF ANY SUCH LITIGATION, PROCEEDING OR ACTION, SUCH PARTIES WILL CONSENT AND SUBMIT TO PERSONAL JURISDICTION IN ANY SUCH COURT DESCRIBED IN CLAUSE (A) OF THIS SECTION AND TO SERVICE OF PROCESS UPON THEM IN ACCORDANCE WITH THE RULES AND STATUTES GOVERNING SERVICE OF PROCESS; (C) AGREE TO WAIVE TO THE FULL EXTENT PERMITTED BY LAW ANY OBJECTION THAT THEY MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH LITIGATION, PROCEEDING OR ACTION IN ANY SUCH COURT OR THAT ANY SUCH LITIGATION, PROCEEDING OR ACTION WAS BROUGHT IN AN INCONVENIENT FORUM; AND (D) AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 12(b) OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. EACH PARTY HERETO WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY DISPUTE IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR ANY MATTERS DESCRIBED OR CONTEMPLATED HEREIN, AND AGREE TO TAKE ANY AND ALL ACTION NECESSARY OR APPROPRIATE TO EFFECT SUCH WAIVER.

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(l)           Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity of enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

(m)           Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, Parent and the Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

THE MIDDLEBY CORPORATION

By:	/s/ Timothy J. FitzGerald
Name:	Timothy J. FitzGerald
Title:	Vice President and Chief Financial Officer

[Parent Signature Page to Stockholder Voting and Support Agreement]

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STOCKHOLDERS

/s/ Richard E. Perlman
Richard E. Perlman

OvenWorks LLLP

By:	/s/ Richard E. Perlman
Richard E. Perlman, Manager

/s/ James K. Price
James K. Price

/s/ J. Thomas Presby
J. Thomas Presby

/s/ William A. Shutzer
William A. Shutzer

/s/ Raymond H. Welsh
Raymond H. Welsh

/s/ Anthony Stuart Jolliffe
Sir Anthony Stuart Jolliffe

/s/ James W. DeYoung
James W. DeYoung

/s/ Paul P. Lehr
Paul P. Lehr

/s/ J. Miguel Fernandez De Castro
J. Miguel Fernandez De Castro

/s/ Stephen J. Beshara
Stephen J. Beshara

/s/ Dennis J. Stockwell
Dennis J. Stockwell

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SCHEDULE A

Stockholder	Shares Directly Owned*	Shares Not Directly Owned but for which Stockholder has sole voting power	Voting Percentage **
Richard E. Perlman	1,688,187	432,185 (through OvenWorks LLLP); 32,693 (through Oven Management, Inc.)	7.08%
James K. Price	1,720,879		5.66%
J. Thomas Presby	118,928.39%
William A. Shutzer	1,748,484		5.75%
Raymond H. Welsh	40,431.13%
Sir Anthony Jolliffe	17,630.06%
James W. DeYoung	2,500	291,840 (through a family limited partnership	.98%
Paul P. Lehr	0		0%
J. Miguel Fernandez de Castro	31,583.10%
Stephen J. Beshara	32,984.11%
Dennis J. Stockwell	17,435.06%
			0
Total	5,419,041	756,718	20.32%

*           Does not include shares underlying options or restricted stock units which have not been issued as of the date of this Agreement

**           Based on 30,390,471 shares outstanding as of the date of this Agreement

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ANNEX C

Goldman Sachs Fairness Opinion

PERSONAL AND CONFIDENTIAL

August 12, 2008

Board of Directors
TurboChef Technologies, Inc.
Six Concourse Parkway, Suite 1900
Atlanta, GA  30328

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of TurboChef Technologies, Inc. (the “Company”) of the Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger, dated as of August 12, 2008 (the “Agreement”), by and among The Middleby Corporation (“Middleby”), Chef Acquisition Corp., a wholly owned subsidiary of Middleby (“Merger Sub”), and the Company.  The Agreement provides that the Company will be merged with and into Merger Sub and each outstanding Share will be converted into $3.67 in cash (the “Cash Consideration”) and 0.0486 shares of common stock, par value $0.01 per share (“Middleby Common Stock”), of Middleby (the “Stock Consideration”; together with the Cash Consideration, the “Consideration”).

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities.  In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Middleby and any of their respective affiliates or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers.  We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction.  We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.  In addition, we may provide investment banking and other financial services to the Company, Middleby and their respective affiliates in the future. In connection with any such services we may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2007 and of Middleby for the five fiscal years ended December 29, 2007; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Middleby; certain other communications from the Company and Middleby to their respective stockholders; certain publicly available research analyst reports for the Company; certain publicly available research analyst reports for Middleby, including publicly available estimates for Middleby issued by certain research analysts and approved for our use by the Company (the “Middleby Estimates”); certain internal financial analyses and forecasts for the Company prepared by its management and approved for our use by the Company (the “Company Forecasts”); certain financial analyses and forecasts for Middleby prepared by its management; and certain cost savings and operating synergies projected by the management of the Company to result from the Transaction (the “Synergies”).  We also have held discussions with members of the senior managements of the Company and Middleby regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and with members of the senior management of Middleby regarding the past and current business operations, financial condition and future prospects of Middleby.  We also have held discussions with members of the senior management and the Board of Directors of the Company regarding the past and current business operations, financial condition and future prospects of the Company and Middleby.  In addition, we have reviewed the reported price and trading activity for the Shares and shares of Middleby Common Stock, compared certain financial and stock market information for the Company and Middleby with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the commercial and industrial kitchen equipment industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us.  In that regard, we have assumed with your consent that the Company Forecasts and the Synergies have been reasonably prepared and that the Synergies will be realized.  In addition, you have instructed us that the Middleby Estimates reflect the best currently available estimates and judgments of the management of the Company with respect to the future financial performance of Middleby.  We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, Middleby or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Middleby or on the expected benefits of the Transaction in any way meaningful to our analysis.  Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company.  This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Consideration to be received by holders of Shares pursuant to the Agreement.  We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company or Middleby; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Middleby, or class of such persons in connection with the Transaction, whether relative to the Consideration to be received by holders of Shares  pursuant to the Agreement or otherwise.  We are not expressing any opinion as to the prices at which shares of Middleby Common Stock will trade at any time.  Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof.  Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

ANNEX D

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

Appraisal Rights

          (a)          Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

          (b)          Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

                              (1)          Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

                              (2)          Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

                               (3)          In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (c)          Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

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          (d)          Appraisal rights shall be perfected as follows:

                              (1)          If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

                              (2)          If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

          (e)          Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

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          (f)          Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

          (g)          At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

          (h)          After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

          (i)          The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

          (j)          The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

          (k)          From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

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          (l)          The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (56 Laws 1967, ch. 50; 56 Laws 1967, ch. 186, § 24; 57 Laws 1969, ch. 148, §§ 27-29; 59 Laws 1973, ch. 106, § 12; 60 Laws 1976, ch. 371, §§ 3-12; 63 Laws 1981, ch. 25, § 14; 63 Laws 1981, ch. 152, §§ 1, 2; 64 Laws 1983, ch. 112, §§ 46-54; 66 Laws 1987, ch. 136, §§ 30-32; 66 Laws 1988, ch. 352, § 9; 67 Laws 1990, ch. 376, §§ 19, 20; 68 Laws 1992, ch. 337, §§ 3, 4; 69 Laws 1993, ch. 61, § 10; 69 Laws 1994, ch. 262, §§ 1-9; 70 Laws 1995, ch. 79, § 16, eff. July 1, 1995; 70 Laws 1995, ch. 186, § 1; 70 Laws 1995, ch. 299, §§ 2, 3, eff. Feb. 1, 1996; 70 Laws 1995, ch. 349, § 22, eff. July 1, 1996; 71 Laws 1997, ch. 120, § 15, eff. July 1, 1997; 71 Laws 1998, ch. 339, §§ 49 to 52, eff. July 1, 1998; 73 Laws 2001, ch. 82, § 21, eff. July 1, 2001; 76 Laws 2007, ch. 145, §§ 11-16, eff. July 17, 2007.)

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PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

          Middleby’s certificate of incorporation provides generally for indemnification of Middleby’s directors, officers, employees and other agents, to the fullest extent permitted by the General Corporation Law of the State of Delaware (the “DGCL”). Pursuant to Section 145 of the DGCL, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses (including attorneys fees) incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of a corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of a corporation, however, indemnification is not available if such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless the court determines that indemnification is appropriate.

          The indemnification includes, but is not limited to, payment by Middleby of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payments if it is ultimately determined that such person is not entitled to be indemnified under the law. Middleby also has directors’ and officer’s liability insurance coverage which insures its directors and officers against specific liabilities.

          In addition, Middleby’s certificate of incorporation eliminates a director’s personal liability for monetary damages to Middleby and its stockholders arising from a breach of a director’s fiduciary duty, except for liability: (i) for any breach of the director’s duty of loyalty to Middleby or its stockholders; (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL (regarding the unlawful payments of dividends, certain stock repurchases or redemptions); or (iv) for any transaction from which the director derived any improper personal benefits.

Item 21. Exhibits and Financial Statement Schedules.

          The exhibits listed below in the “Exhibit Index” are part of this Registration Statement and are numbered in accordance with Item 601 of Regulation S-K.

Item 22. Undertakings.

          The undersigned registrant hereby undertakes:

(a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended.

              (ii)          To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

              (iii)          To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2)          That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c)          (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

                        (2) The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

          (e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

          (g) The undersigned registrant hereby undertakes that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Elgin, State of Illinois, on November 28, 2008.

THE MIDDLEBY CORPORATION

By:	/s/ Timothy J. FitzGerald
	Name:	Timothy J. FitzGerald
	Title:	Chief Financial Officer

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the registrant, and in the capacities indicated below on November 28, 2008.

Signature	Title

*	Chairman of the Board of Directors, President and Chief
Selim A. Bassoul	Executive Officer (Principal Executive Officer)

/s/ Timothy J. FitzGerald	Vice President and Chief Financial Officer (Principal
Timothy J. FitzGerald	Financial and Accounting Officer)

*	Director
Robert B. Lamb

*	Director
Ryan Levenson

*	Director
John R. Miller III

*	Director
Gordon O’Brien

*	Director
Philip G. Putnam

*	Director
Sabin C. Streeter

*	Director
Robert L. Yohe

* By:	/s/ Timothy J. FitzGerald
Timothy J. FitzGerald
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

2.1
Agreement and Plan of Merger, dated as of August 12, 2008, by and among The Middleby Corporation, Chef Acquisition Corp. and TurboChef Technologies, Inc. (attached as Annex A to the proxy statement/prospectus which is part of this Registration Statement).

2.2
Amendment to Agreement and Plan of Merger, dated as of November 21, 2008, by and among The Middleby Corporation, Chef Acquisition Corp. and TurboChef Technologies, Inc. (attached as Annex A to the proxy statement/propsectus which is part of this Registration Statement).

3.1
Restated Certificate of Incorporation of The Middleby Corporation (effective as of May 13, 2005), incorporated by reference to Middleby’s Form 8-K, Exhibit 3.1, dated April 29, 2005, filed with the SEC on May 17, 2005.

3.2
Second Amended and Restated Bylaws of The Middleby Corporation (effective as of December 31, 2007), incorporated by reference to Middleby’s Form 8-K, Exhibit 3.1, dated December 31, 2007, filed with the SEC on January 4, 2008).

3.3
Certificate of Amendment to the Restated Certificate of Incorporation of The Middleby Corporation (effective as of May 3, 2007), incorporated by reference to Middleby’s Form 8-K, Exhibit 3.1, dated May 3, 2007, filed with the SEC on May 3, 2007.

4.4	The Middleby Corporation Specimen Common Stock certificate (incorporated by reference to Exhibit 7 to the Middleby’s Registration Statement on Form 8-A filed with the SEC on July 1, 1998).

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding the legality of the shares being registered.*

8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP relating to tax matters. *

8.2	Opinion of Paul, Hastings, Janofsky & Walker LLP relating to tax matters. *

10.1
Voting and Support Agreement, dated as of August 12, 2008, between The Middleby Corporation and the stockholders of TurboChef Technologies, Inc. set forth on the signature pages thereto (attached as Annex B to the proxy statement/prospectus which is part of this Registration Statement).

21.1	Subsidiaries of The Middleby Corporation.*

23.1	Consent of Deloitte & Touche LLP, independent registered public accountants for Middleby.

23.2	Consent of Ernst & Young LLP, independent registered public accountants for TurboChef.

23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP, included in Exhibit 5.1.

23.4	Consent of Paul, Hastings, Janofsky & Walker LLP, included in Exhibit 8.2

24.1	Powers of attorney (included on the signature pages to this registration statement).

99.1	Opinion of Goldman, Sachs & Co., dated as of August 12, 2008 (attached as Annex C to the proxy statement/prospectus which is part of this Registration Statement).

99.2	Consent of Goldman, Sachs & Co.*

99.3	Form of Proxy Card*

_______________________
*  Previously filed.